Exhibit 99.2
THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. THIS DOCUMENT CONTAINS A PROPOSAL WHICH, IF IMPLEMENTED, WILL RESULT IN THE CANCELLATION OF THE LISTING OF ATLANTICA SHARES ON THE NASDAQ GLOBAL SELECT MARKET. PART II (EXPLANATORY STATEMENT) OF THIS DOCUMENT COMPRISES AN EXPLANATORY STATEMENT IN COMPLIANCE WITH SECTION 897 OF THE COMPANIES ACT 2006.
If you are in any doubt as to the action you should take, you should consult your stockbroker, bank manager, attorney, solicitor, accountant or other independent professional adviser who, if you are taking advice in the United Kingdom, is authorised pursuant to the Financial Services and Markets Act 2000 or, if you are in a territory outside the United Kingdom, is an appropriately authorised independent financial adviser.
If you sell, or have sold or otherwise transferred, all or part of your Atlantica Shares, please send this document (but not any accompanying personalised documents) at once to the purchaser or transferee, or to the bank, stockbroker or other agent through whom the sale or transfer was effected for delivery to the purchaser or transferee.
The distribution of this document in jurisdictions other than the United Kingdom and the United States may be restricted by the laws of those jurisdictions, and therefore persons into whose possession this document and any accompanying documents come should inform themselves about, and observe, any such restrictions. Any failure to comply with those restrictions may constitute a violation of the securities laws of any such jurisdiction.
The accompanying Proxy Cards are personalised. If you have recently purchased or been transferred Atlantica Shares, you should contact Atlantica by using the details set out on page xix of this document to obtain replacements for these documents.

Recommended acquisition of

ATLANTICA SUSTAINABLE INFRASTRUCTURE PLC

by

CALIFORNIA BUYER LIMITED

a newly incorporated company controlled by funds managed by affiliates of

ECP V, LLC

to be effected by means of a scheme of arrangement under Part 26 of the Companies Act 2006

Atlantica Shareholders should read carefully the whole of this document and the accompanying Proxy Cards. Your attention is drawn to the letter from the Chair of Atlantica in Part I (Letter from the Chair of Atlantica Sustainable Infrastructure plc) of this document, which contains the unanimous recommendation of the Atlantica Directors that you vote in favour of the Scheme of Arrangement at the Court Meeting and in favour of the Resolution to be proposed at the General Meeting. An explanatory statement describing the Scheme of Arrangement in greater detail is set out in Part II (Explanatory Statement) of this document.
Notices of the Court Meeting and the General Meeting, both of which are to be held at the offices of Atlantica’s solicitors, Skadden, Arps, Slate, Meagher & Flom (UK) LLP, at 22 Bishopsgate, London EC2N 4BQ, United Kingdom on 8 August 2024, are set out at the beginning of this document. The Court Meeting will start at 2.00 p.m. and the General Meeting will start at 2.15 p.m. (or as soon thereafter as the Court Meeting has been concluded or adjourned).
HOW TO VOTE
It is important that, for the Court Meeting, as many votes as possible are cast so that the Court may be satisfied that there is a fair representation of the opinion of Scheme Shareholders. At the Court Meeting, the Scheme of Arrangement must be approved by a majority in number of Scheme Shareholders representing not less than
i

75 percent in value of the Scheme Shares held by such Scheme Shareholders (or the relevant class or classes thereof, if applicable) in each case present, entitled to vote and voting, either in person or by proxy, at the Court Meeting and at any separate class meeting which may be required by the Court or at any adjournment of any such meeting.
Whether or not you plan to attend the Atlantica Shareholder Meetings, Atlantica Shareholders are urged to complete and sign both the enclosed Proxy Cards, or deliver their respective proxy appointments or voting instructions by one of the other methods mentioned below, as soon as possible and in any event prior to the deadlines set out in this document.
Shareholders of Record
Shareholders whose names appear in the register of members of Atlantica are referred to in this document as “Shareholders of Record”. Shareholders of Record at the Voting Record Time are entitled to attend and vote at the Court Meeting and may vote in person at the Court Meeting or they may appoint another person or persons, whether a shareholder of Atlantica or not, as their proxy or proxies, to exercise all or any of their rights to attend, speak and vote at the Court Meeting. Because this document relates to two separate Atlantica Shareholder Meetings, Shareholders of Record will receive two proxy cards – one proxy card labelled “Court Meeting Proxy Card” for use in respect of the Court Meeting and one proxy card labelled “General Meeting Proxy Card” for use in respect of the General Meeting. If Shareholders of Record do not expect to attend the meetings in person, it is important that their shares are represented. Atlantica urges Shareholders of Record to vote and submit their proxy by Internet or by signing, dating and returning BOTH of the enclosed Proxy Cards in the accompany reply envelope as soon as possible. If you are a Shareholder of Record and you decide to attend the Atlantica Shareholder Meetings, you will be able to vote in person, even if you previously have submitted your proxy.
Beneficial Owners
Shareholders who own Atlantica Shares for which Cede & Co. (“Cede”) is the registered holder (as nominee for The Depository Trust Company (which we refer to as “DTC”)) or otherwise are held in “street name” by a broker, bank, trust or other nominee, are referred to in this notice and in this document as “Beneficial Holders”. If you are a Beneficial Holder, only your broker, bank, trust or other nominee that is a Shareholder of Record can vote your Atlantica Shares, and the vote cannot be cast unless you either (i) provide instructions to your broker, bank, trust or other nominee or (ii) obtain a legal proxy by contacting your broker, bank, trust or other nominee, which entitles you to vote the ordinary shares as proxy for the Shareholder of Record (such broker, bank, trust or other nominee having been granted an omnibus proxy by the Shareholder of Record). Because this document relates to two separate Atlantica Shareholder Meetings, Beneficial Holders will receive voting instructions that cover both the Court Meeting and the General Meeting. If you are a Beneficial Holder of Atlantica Shares, please vote in accordance with the instructions sent to you by your broker, bank, trustee or nominee as soon as possible.
Your vote at each of the Court Meeting and the General Meeting is very important. The Transaction cannot be completed unless the Scheme of Arrangement is approved at the Court Meeting and the Resolution is approved at the General Meeting.
All Shareholders of Record and Beneficial Holders at the close of business of 9 July 2024, the record date for the Court Meeting, will receive notice of the Court Meeting.
Atlantica Shareholders
The action to be taken by Atlantica Shareholders in respect of the Court Meeting and General Meeting is set out on page xviii of this document. Whether or not you intend to be present at the Court Meeting and/or the General Meeting, please complete and sign both Proxy Cards accompanying this document (or appoint a proxy electronically, as referred to below) and return them in accordance with the instructions printed thereon to Atlantica’s agent for the Atlantica Shareholder Meetings, Broadridge, as soon as possible, and in any event so as to be received by Broadridge by 2.00 p.m. on 6 August 2024 in the case of the Court Meeting and by 2.15 p.m. on 6 August 2024 in the case of the General Meeting or, in the case of any adjournment, not later than 48 hours (excluding any part of a day that is a non-working day in the United Kingdom) before the time fixed for the holding of the adjourned meeting. Alternatively, the Proxy Card for the Court Meeting (but not the General Meeting) may be handed to the Chair of the Court Meeting before the start of the Court Meeting. In the case of the General Meeting, however, unless the Proxy Card for the General Meeting is returned by the time mentioned in the instructions printed on it, it will be invalid.
Proxy appointments may be submitted electronically by logging on to www.proxyvote.com and following the instructions there. For an electronic proxy appointment to be valid, the appointment must be received by Broadridge no later than the applicable deadline set out above.

The return of a completed Proxy Card or the electronic appointment of a proxy will not prevent Atlantica Shareholders from attending the Court Meeting and/or the General Meeting, or any adjournment thereof, and voting in person if you so wish and if you are entitled to do so.
IMPORTANT NOTICE
This document has been prepared for the purposes of complying with English law and the information disclosed herein may not be the same as that which would have been disclosed if this document had been prepared in accordance with the laws of the United States or any other jurisdiction.
The distribution of this document in jurisdictions other than the United Kingdom and the United States may be restricted by law, and therefore, persons into whose possession this document comes should inform themselves about, and should observe, such restrictions. Any failure to comply with the restrictions may constitute a violation of the securities laws of any such jurisdiction. This document does not constitute an offer or an invitation to purchase or subscribe for any securities, or a solicitation of an offer to buy any securities, pursuant to the document or otherwise, in any jurisdiction in which such offer or solicitation is unlawful.
The statements contained herein are made as at the date of this document, unless some other time is specified in relation to them, and service of this document shall not give rise to any implication that there has been no change in the facts set forth herein since such date. Nothing contained in this document shall be deemed to be a forecast, projection or estimate of the future financial performance of Atlantica, Bidco or ECP except where otherwise expressly stated. Neither Atlantica nor Bidco nor ECP nor any of their respective affiliates intends, or undertakes any obligation, to update information contained in this document, except as required by Applicable Law.
No person has been authorised to make any representations on behalf of Atlantica, the Atlantica Group, Bidco or ECP concerning the Transaction or the Scheme of Arrangement other than as contained in this document and any such representations, if made, may not be relied upon as having been authorised.
Citigroup Global Markets Limited, which is authorised by the Prudential Regulation Authority (“PRA”) and regulated in the UK by the Financial Conduct Authority and the PRA, together with its affiliate, Citigroup Global Markets Inc., which is a registered broker-dealer in the U.S. and a member of the Financial Industry Regulatory Authority and Securities Investor Protection Corporation (as applicable, “Citi”), is acting exclusively as financial adviser to Atlantica and no one else in connection with the matters referred to in this document and Citi, its affiliates and its and their respective directors, officers, employees and agents will not regard any other person as their client, nor will they be responsible to anyone other than Atlantica for providing the protections afforded to clients of Citi nor for the contents of this document or any matter referred to herein.
WARNING REGARDING FORWARD-LOOKING STATEMENTS
This document and the documents incorporated herein contain forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by the following words: “anticipate”, “believe”, “could”, “contemplate”, “continue”, “estimate”, “expect”, “intend”, “may”, “might”, “plan”, “possible” “potential”, “predict”, “seek”, “should”, “will”, “would”, or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. They are not historical facts, nor are they guarantees of future performance. Such statements occur throughout this document and include statements with respect to the Transaction, the proposed timing and various actions and other conditions contemplated in respect of the Transaction. Any express or implied statements contained in this document that are not statements of historical fact may be deemed to be forward-looking statements, and are neither promises nor guarantees, but involve several known and unknown risks, uncertainties, estimates and assumptions that could cause actual results to differ materially from those expressed or implied in such forward-looking statements, including, without limitation: the ability of Atlantica, Bidco and ECP to complete the Transaction on the proposed terms or on the anticipated timeline, or at all, including risks and uncertainties related to securing the necessary regulatory approvals and Company Shareholder Approvals, the sanction of the High Court of Justice of England and Wales and the satisfaction of other closing conditions to consummate the Transaction; Management Projections; the occurrence of any event, change or other circumstance that could give rise to the termination of the Transaction Agreement; risks related to diverting the attention of Atlantica’s management from ongoing business operations; significant Transaction costs and/or unknown or inestimable liabilities; the risk of shareholder litigation in connection with the Transaction, including resulting expense or delay; Bidco’s ability to actually obtain the Debt Financing and the Equity Financing and its ability to fund the cash consideration for the Transaction; disruption from the

Transaction, making it more difficult to conduct business as usual or maintain relationships with customers, employees or suppliers; effects relating to the announcement of the Transaction, or any further announcements relating to the Transaction on the market price of Atlantica Shares; regulatory initiatives and changes in tax laws; market volatility; geopolitical risks affecting the consummation of the Transaction; and other risks and uncertainties affecting the Atlantica Group. Given these risks and uncertainties, you should not place undue reliance on forward-looking statements. Accordingly, any such statements are qualified in their entirety by reference to, and are accompanied by, important factors included in Part I of “Item 3.D. Risk Factors” in Atlantica’s Annual Report on Form 20-F for the year ended 31 December 2023 and in any subsequent reports on Form 6-K (in addition to any assumptions and other factors referred to specifically in connection with such forward-looking statements), each of which is on file with or has been furnished to the SEC and available at the SEC’s website at www.sec.gov. Moreover, other risks and uncertainties of which Atlantica is not currently aware may also affect any forward-looking statements and may cause actual results and the timing of events to differ materially from those anticipated. Investors are cautioned that forward-looking statements are not guarantees of future performance. SEC filings for Atlantica are available in the Investor Relations section of Atlantica’s website at https://www.atlantica.com/web/en/investors/. The information contained on, or that can be accessed through, Atlantica’s website or the SEC’s website is not a part of, and shall not be incorporated by reference into, this document.
Any forward-looking statement made in this document speaks only as of the date on which such statement is made. Atlantica does not undertake any obligation to update or supplement any forward-looking statements to reflect events or circumstances, including, but not limited to, unanticipated events, actual results, new information, future events, changes in its expectations or other circumstances that exist after the date as of which the forward-looking statements were made other than to the extent required by Applicable Law. New factors emerge from time to time and it is not possible for management to predict all of these factors, nor can it assess the impact of each of these factors on Atlantica or the extent to which any factor, or combination of factors, may cause actual results, performance or achievements, and the timing of events to differ materially from those contained or implied in any forward-looking statement. Atlantica Shareholders are cautioned not to place undue reliance on forward-looking statements.
INFORMATION FOR OVERSEAS SHAREHOLDERS
The release, publication or distribution of this document in jurisdictions other than the United Kingdom and the United States may be restricted by law and therefore any persons who are subject to the laws of any jurisdiction other than the United Kingdom or the United States (including Restricted Jurisdictions) should inform themselves about, and observe, any applicable legal or regulatory requirements. In particular, the ability of persons who are not resident in the United Kingdom or the United States or who are subject to the laws of another jurisdiction to vote their Scheme Shares in respect of the Scheme of Arrangement at the Court Meeting, or to execute and deliver Proxy Cards appointing another to vote at the Court Meeting on their behalf, may be affected by the laws of the relevant jurisdictions in which they are located or to which they are subject. Any failure to comply with applicable legal or regulatory requirements of any jurisdiction may constitute a violation of securities laws in that jurisdiction. This document has been prepared for the purpose of complying with English law and the information disclosed may not be the same as that which would have been disclosed if this document had been prepared in accordance with the laws of the United States or any other jurisdiction. It is the responsibility of all overseas Atlantica Shareholders to satisfy themselves as to their full compliance with the laws of the relevant jurisdiction, including obtaining any governmental, exchange control or other consents which may be required and their compliance with any other necessary formalities which are required to be observed and the payment of any transfer or other taxes due in such jurisdiction. If you are in any doubt regarding such matters, you should consult an independent professional adviser in the relevant jurisdiction without delay.
Overseas Atlantica Shareholders should consult their own legal and tax advisers with respect to the legal and tax consequences of the Transaction in their particular circumstances.
Copies of this document and any formal documentation relating to the Transaction are not being, and must not be, directly or indirectly, mailed or otherwise forwarded, distributed or sent in or into or from any Restricted Jurisdiction or any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction and persons receiving such documents (including custodians, nominees and trustees) must not mail or otherwise forward, distribute or send them in or into or from any Restricted Jurisdiction. Doing so may render invalid any related purported vote in respect of the Transaction.
If the Transaction is implemented by way of an Offer, the Offer may not (unless otherwise permitted by Applicable Law) be made, directly or indirectly, in or into or by use of the mails or any other means or instrumentality (including, without limitation, facsimile, e-mail or other electronic transmission, telex or telephone) of interstate or foreign commerce of, or any facility of a national, state or other securities exchange of any Restricted Jurisdiction and the Transaction will not be capable of acceptance by any such use, means, instrumentality or facilities or from within any Restricted Jurisdiction.
NOTICE TO U.S. ATLANTICA SHAREHOLDERS
The Transaction is being made to acquire the securities of a company incorporated under the laws of England and Wales that is a “foreign private issuer” as defined under Rule 3b-4(c) under the U.S. Exchange Act and will be effected by means of a scheme of arrangement provided for under the Companies Act. A transaction effected by means of a scheme of arrangement is not subject to the tender offer rules or the proxy solicitation rules under the U.S. Exchange Act. Accordingly, the Transaction is subject to the disclosure requirements and practices applicable in the United Kingdom to schemes of arrangement, which differ from the disclosure requirements of the U.S. tender offer rules and proxy solicitation rules under the U.S. Exchange Act. If, in the future, Bidco (with the prior written consent of Atlantica, in accordance with the Transaction Agreement) elects to implement the Transaction by way of an Offer and determines to extend the Offer into the United States, the Transaction will be made in compliance with applicable U.S. laws and regulations, including any applicable exemptions under the U.S. Exchange Act.
Certain financial information relating to Atlantica that is included in this document has been or will have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”) and may not therefore be comparable to financial information of U.S. companies or companies whose financial statements are prepared in accordance with Generally Accepted Accounting Principles in the United States.
Atlantica Shareholders also should be aware that the Transaction may have tax consequences in the United States. A summary of certain United Kingdom and U.S. taxation consequences of the implementation of the Scheme of Arrangement for certain Atlantica Shareholders is set out in paragraph 6 of Part V (Additional Information) of this document. Atlantica Shareholders are urged to consult with legal, tax and financial advisers in connection with making a decision regarding the Transaction.
Atlantica is formed under the laws of England and Wales. In addition, some or all of its officers and directors reside outside the United States, and some or all of its assets are or may be located in jurisdictions outside the United States. Therefore, investors may have difficulty effecting service of process within the United States upon those persons or recovering against Atlantica or its officers or directors on judgments of U.S. courts, including judgments based upon the civil liability provisions of U.S. federal securities laws. Further, it may be difficult to compel a non-U.S. company and its affiliates to subject themselves to a U.S. court’s judgment. It may not be possible to sue Atlantica or its officers or directors in a non-U.S. court for violations of U.S. securities laws.
None of the securities, the transactions or documents referred to in this document have been approved or disapproved by the SEC, any state securities commission in the United States or any other U.S. regulatory authority, nor have such authorities passed upon or determined the adequacy or accuracy of the information contained in this document. Any representation to the contrary is a criminal offence in the United States.
NON-GAAP FINANCIAL MEASURES
This document contains non-GAAP financial measures including Adjusted Cash EBITDA and Levered Free Cash Flow.
Atlantica used Adjusted Cash EBITDA solely for the purpose of preparing the Management Projections (as defined below) presented to the Atlantica Board in connection with its evaluation of the Transaction and to Atlantica’s financial adviser for its use and reliance in connection with its financial analyses and opinion. Atlantica has defined Adjusted Cash EBITDA as profit/(loss) for the year attributable to the parent company, after adding back loss/(profit) attributable to non-controlling interest, income tax expense, financial expense (net), depreciation, amortization and impairment charges of entities included in the annual consolidated financial statements, non-monetary items consisting of (1) the difference between billings and revenue in assets accounted for as concessional financial assets, primarily related to ACT Energy Mexico, S. de R.L. de C.V., one of Atlantica’s Subsidiaries and (2) non-monetary provision related to electricity market prices in Spain and the gain related to the sale of assets and assets held for sale.
Adjusted Cash EBITDA is different from the Adjusted EBITDA that the Company usually reports with the SEC or otherwise uses in its widespread communications to investors. Atlantica has used Adjusted Cash EBITDA in the Management’s Projections because this metric is easier to estimate for future periods.
v

Atlantica’s management believes Adjusted Cash EBITDA is useful for the analysis of the Transaction because it provides them with an additional tool to compare business performance across companies and across periods. Adjusted Cash EBITDA as it is defined is widely used by investors to measure a company’s potential cash generation without regard to items such as interest expense, taxes, depreciation and amortization, which can vary substantially from company to company depending upon accounting methods and book value of assets, capital structure and the method by which assets were acquired.
Atlantica presents non-GAAP financial measures because Atlantica believes that they and other similar measures are widely used by certain investors, securities analysts and other interested parties as supplemental measures of performance and liquidity. The non-GAAP financial measures including Adjusted Cash EBITDA may not be comparable to other similarly titled measures of other companies and have limitations as analytical tools and should not be considered in isolation or as a substitute for analysis of Atlantica’s operating results as reported under IFRS as issued by the IASB. Non-GAAP financial measures and ratios are not measurements of Atlantica’s performance or liquidity under IFRS as issued by the IASB and should not be considered as alternatives to operating profit or profit for the year or any other performance measures derived in accordance with IFRS as issued by the IASB or any other generally accepted accounting principles or as alternatives to cash flow from operating, investing or financing activities.
Some of the limitations of Adjusted Cash EBITDA are:
•	it does not reflect Atlantica’s cash expenditures or future requirements for capital expenditures or contractual commitments;
•	it does not reflect changes in, or cash requirements for, Atlantica’s working capital needs;
•	it may not reflect the significant interest expense, or the cash requirements necessary, to service interest or principal payments, on Atlantica’s debts;
•
although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often need to be replaced in the future and Adjusted Cash EBITDA does not reflect any cash requirements that would be required for such replacements; and

•	the fact that other companies in Atlantica’s industry may calculate Adjusted Cash EBITDA differently than Atlantica does, which limits their usefulness as comparative measures.
Atlantica has also used Levered Free Cash Flow solely for preparing the Management Projections. Atlantica has defined Levered Free Cash Flow as Adjusted Cash EBITDA minus non-cash items, plus dividends from unconsolidated affiliates, minus dividends paid to non-controlling interest, minus project debt interest, minus project debt principal repayment, minus changes in working capital, minus movements in cash reserve accounts, minus maintenance capex, minus cash taxes, minus payments to tax equity investors, plus proceeds from the sale of assets, minus corporate interest, plus net changes in corporate debt, plus cash from tax equity investments, plus project debt issuance attributable to growth operations and to refinancings and minus capex attributable to growth operations. The “Levered Free Cash Flow” used for purposes of the Management Projections differs from the “Cash Available For Distribution” or any other metric usually reported by Atlantica.
No independent registered public accounting firm provided any assistance in the preparation or review of the non-GAAP financial measures included herein. Accordingly, no independent registered public accounting firm has examined, compiled or otherwise performed any procedures with respect to the non-GAAP financial measures included herein or expressed any opinion or given any other form of assurance with respect thereto, and they assume no responsibility for such non-GAAP financial measures.
Financial measures included in projections provided to a board of directors and a financial adviser in connection with a business combination transaction are excluded from the definition of “non-GAAP financial measures” under the rules of the SEC, and therefore such financial measures are not subject to SEC rules regarding disclosures of non-GAAP financial measures, which may otherwise require a reconciliation of a non-GAAP financial measure to the most directly comparable IFRS financial measure. Reconciliations of non-GAAP financial measures were not provided to and were not relied on by the Atlantica Board in connection with the Transactions or Atlantica’s financial adviser for purposes of its financial analyses and opinion, nor were they provided to Bidco or ECP. Accordingly, we have not provided a reconciliation of these non-GAAP financial measures.

U.K. TAKEOVER CODE DOES NOT APPLY
Neither Atlantica nor the Transaction is subject to the requirements of the U.K. Takeover Code or the jurisdiction of the U.K. Panel on Takeovers and Mergers. Therefore, no dealing disclosures are required to be made under Rule 8 of the U.K. Takeover Code by Atlantica Shareholders or ECP.
PUBLICATION ON WEBSITE
A copy of this document, together with all information incorporated into this document by reference to another source, will be made available, subject to certain restrictions relating to persons resident in, or subject to the laws and/or regulations, of any Restricted Jurisdiction or resident in any jurisdiction where the extension or availability of the Transaction would breach any Applicable Law, on Atlantica’s website, at https://www.atlantica.com/web/en/investors and a current report on form 6-K will be furnished to the SEC in connection therewith, following publication of this document. For the avoidance of doubt, neither the contents of such website nor the contents of any website accessible from hyperlinks on such website (or any other websites referred to in this document) are incorporated into, or form part of, this document.
ROUNDING
Certain figures included in this document have been subjected to rounding adjustments. Accordingly, figures shown for the same category presented in different tables may vary slightly and figures shown as totals in certain tables may not be an arithmetical aggregation of the figures that precede them.
DEFINITIONS
Capitalised words and phrases used in this document shall have the meanings given to them in Part VII (Definitions) of this document.
DATE
This document is dated 16 July 2024 and is first being mailed to Atlantica Shareholders on or about 16 July 2024.

NOTICE OF COURT MEETING OF SCHEME SHAREHOLDERS
IN THE HIGH COURT OF JUSTICE BUSINESS AND PROPERTY COURTS OF ENGLAND AND WALES COMPANIES COURT (ChD) ICC JUDGE BARBER	CR-2024-003315
IN THE MATTER OF ATLANTICA SUSTAINABLE INFRASTRUCTURE PLC

and

IN THE MATTER OF THE COMPANIES ACT 2006
NOTICE IS HEREBY GIVEN that by an Order dated 12 July 2024 made in the above matter, the Court has given permission for a meeting (the “Court Meeting”) to be convened of the holders of Scheme Shares (as defined in the Scheme of Arrangement referred to below) for the purpose of considering and, if thought fit, approving (with or subject to any modification, addition or condition which Atlantica (as defined below) and California Buyer Limited may agree and which the Court approves) a scheme of arrangement (the “Scheme of Arrangement”) proposed to be made under Part 26 of the Companies Act 2006 between Atlantica Sustainable Infrastructure plc, a public limited company incorporated in England and Wales with its registered office at Great West House (GW1), Great West Road, Brentford, Middlesex, Greater London TW8 9DF, United Kingdom (“Atlantica”), and the holders of Scheme Shares, and that the Court Meeting will be held at the offices of Atlantica’s solicitors, Skadden, Arps, Slate, Meagher & Flom (UK) LLP, at 22 Bishopsgate, London EC2N 4BQ, United Kingdom on 8 August 2024 at 2.00 p.m. (U.K. time), at which place and time all Scheme Shareholders (as defined in the Scheme of Arrangement) are requested to attend in person or by proxy.
A copy of the Scheme of Arrangement and a copy of the Explanatory Statement required to be furnished pursuant to Part 26 of the Companies Act 2006 are incorporated in the document of which this notice forms part.
Voting on the resolution to approve the Scheme of Arrangement will be by poll, which shall be conducted as the Chair of the Court Meeting may determine.
Shareholders of Record and Beneficial Holders
Shareholders whose names appear in the register of members of Atlantica are referred to in this notice, and in the attached circular, as “Shareholders of Record”. Shareholders of Record at the Voting Record Time (as set out below) are entitled to attend and vote at the Court Meeting and may vote in person at the Court Meeting or they may appoint another person or persons, whether a shareholder of Atlantica or not, as their proxy or proxies, to exercise all or any of their rights to attend, speak and vote at the Court Meeting.
Shareholders who own Atlantica Shares for which Cede & Co. is the registered holder (as nominee for The Depository Trust Company (which we refer to as “DTC”)) or otherwise are held in “street name” by a broker, bank, trust or other nominee, are referred to in this notice and in the attached circular as “Beneficial Holders”. If you are a Beneficial Holder, only your broker, bank, trust or other nominee that is a Shareholder of Record can vote your Atlantica Shares, and the vote cannot be cast unless you either (i) provide instructions to your broker, bank, trust or other nominee or (ii) obtain a legal proxy by contacting your broker, bank, trust or other nominee, which entitles you to vote the ordinary shares as proxy for the Shareholder of Record (such broker, bank, trust or other nominee having been granted an omnibus proxy by the Shareholder of Record).
All Shareholders of Record and Beneficial Holders at the close of business of 9 July 2024, the record date for the Court Meeting, will receive notice of the Court Meeting.
Right to Appoint a Proxy; Procedure for Appointment
A proxy card labelled “Court Meeting Proxy Card”, for use at the Court Meeting, has been provided with this Notice to Shareholders of Record. To be valid, Court Meeting Proxy Cards should be completed and returned in accordance with the instructions set out on the form. It is requested that the Court Meeting Proxy Card (together with any power of attorney or other authority, if any, under which it is signed, or a duly certified copy thereof) be returned in the prepaid envelope provided or that you submit your proxy by mail or through the Internet as soon as possible, and not later than 2.00 p.m. on 6 August 2024.

A space has been included in the Court Meeting Proxy Card to allow Shareholders of Record to specify the number of shares in respect of which that proxy is to be appointed. A proxy need not be a Shareholder of Record, but such proxy must attend the Court Meeting to represent a Shareholder of Record. A separate proxy card should be used for each proxy appointment. If you require additional proxy cards, please contact Atlantica’s proxy solicitor, Georgeson LLC, by calling (i) +1 (866) 679-3747 within the U.S. or (ii) +1 (805) 885-0683 outside of the U.S. If your shares are held for you by a bank, broker, trust or other nominee, you should call your bank, broker, trust or other nominee.
Completion and return of a proxy card, or the appointment of a proxy electronically, will not prevent a Shareholder of Record at the Voting Record Time from attending, speaking and voting in person at the Court Meeting, or any adjournment thereof, if such Shareholder of Record wishes and is entitled to do so as described in the accompanying circular.
Beneficial Holders of Atlantica Shares will receive voting instructions from their broker, bank, trust or other nominee for the Court Meeting. Beneficial Holders should follow the directions provided by their broker, bank, trust or other nominee regarding how to instruct such person to vote their Atlantica Shares. Please note that holders of Atlantica Shares through broker, bank, trust or other nominee may be required to submit voting instructions to their applicable broker, bank, trust or nominee at or prior to the deadline applicable for the submission by Shareholders of Record and such holders should therefore follow the separate instructions that will be provided by such person.
If you are a Beneficial Holder then, as a matter of English law, your name is not entered in Atlantica’s register of members. Accordingly, if you wish to vote directly (i.e., in your own name) at the Court Meeting, you must become a Shareholder of Record by arranging for the completion of a stock transfer form by the applicable Shareholder of Record in respect of the Atlantica Shares that you wish to be transferred into your name, pay any related U.K. stamp duty (if applicable) and send the completed stock transfer form and related documentation to Atlantica’s transfer agent, Computershare Trust Company, N.A., prior to the Voting Record Time. Beneficial Holders who wish to attend and vote directly at the Court Meeting should take care to send such stock transfer form in respect of their Atlantica Shares to permit processing to be completed by the transfer agent prior to the Voting Record Time.
Voting Record Time
Entitlement to attend, speak and vote at the Court Meeting or any adjournment thereof and the number of votes which may be cast at the Court Meeting, will be determined by reference to the register of members of Atlantica at 6.30 p.m. (U.K. time) on 6 August 2024 or, if the Court Meeting is adjourned, 6.30 p.m. (U.K. time) on the date which is two days (excluding non-working days in the United Kingdom) before the date fixed for the adjourned meeting. Changes to the register of members after the relevant time shall be disregarded in determining the rights of any person to attend, speak and vote at the Court Meeting.
Joint Holders
In the case of joint holders of a Scheme Share, the vote of the joint holder whose name stands first in the register of members of Atlantica in respect of the joint holding shall be accepted to the exclusion of the votes of the other joint holder(s).
Corporate Representatives
As an alternative to appointing a proxy, any Scheme Shareholder which is a corporation may appoint one or more corporate representatives who may exercise on its behalf all its powers as a Scheme Shareholder, provided that if two or more corporate representatives purport to vote in respect of the same Scheme Shares, if they purport to exercise the power in the same way as each other, the power is treated as exercised in that way, and in other cases the power is treated as not exercised.
Nominated Persons
Any person to whom this notice is sent who is a person nominated under Section 146 of the Companies Act 2006 to enjoy information rights (a “Nominated Person”) does not, in that capacity, have a right to appoint a proxy, such right only being exercisable by shareholders of Atlantica. However, Nominated Persons may, under agreement with the shareholder who nominated them, have a right to be appointed (or to have someone else appointed) as a proxy for the Court Meeting.

By the said Order, the Court has appointed the Chair of Atlantica or, failing him, any other director of Atlantica to act as Chair of the Court Meeting and has directed the Chair to report the result thereof to the Court.
The Scheme of Arrangement will be subject to the subsequent sanction of the Court.
YOUR VOTE IS IMPORTANT
Your vote at the Court Meeting is very important. It is important that, for the Court Meeting in particular, as many votes as possible are cast so that the Court may be satisfied that there is a fair and reasonable representation of the opinion of holders of the Scheme Shares (as defined in the Scheme of Arrangement). You are encouraged to either submit your votes as instructed in the Court Meeting Proxy Card or voting instructions for the Court Meeting by appointing the chair of the Court Meeting as your proxy as soon as possible or attend the Court Meeting.
Dated 16 July 2024
Skadden, Arps, Slate, Meagher & Flom (UK) LLP
22 Bishopsgate
London EC2N 4BQ
United Kingdom
Solicitors for Atlantica
x

NOTICE OF GENERAL MEETING OF ATLANTICA SHAREHOLDERS
ATLANTICA SUSTAINABLE INFRASTRUCTURE PLC
(incorporated in England and Wales with registered number 08818211)
NOTICE IS HEREBY GIVEN that a General Meeting of Atlantica Sustainable Infrastructure plc, a public limited company incorporated in England and Wales with its registered office at Great West House (GW1), Great West Road, Brentford, Middlesex, Greater London TW8 9DF, United Kingdom (the “Company” or “Atlantica”) will be held at the offices of Atlantica’s solicitors, Skadden, Arps, Slate, Meagher & Flom (UK) LLP, at 22 Bishopsgate, London EC2N 4BQ, United Kingdom on 8 August 2024 at 2.15 p.m. (U.K. time) (or as soon thereafter as the Court Meeting (as defined in the document of which this notice forms part) has been concluded or adjourned) for the purpose of considering and, if thought fit, passing the following resolution as a special resolution.
Special resolution
THAT, for the purpose of giving effect to the scheme of arrangement dated 16 July 2024 between Atlantica Sustainable Infrastructure plc and the holders of the Scheme Shares (as defined in the said scheme of arrangement), a print of which has been produced to this meeting and for the purposes of identification signed by the Chair of this meeting, in its original form or subject to any modification, addition, or condition as may be agreed from time to time (including, for the avoidance of doubt, after the date of this resolution) between the Company and California Buyer Limited (“Bidco”) and which (if required) is approved by the High Court of Justice of England and Wales (the “Court”), or which is otherwise imposed by the Court and is mutually acceptable to the Company and Bidco each acting reasonably and in good faith (the “Scheme of Arrangement”):
(a)
the directors of the Company (or a duly authorised committee thereof) be and are hereby authorised to take all such action as they may consider necessary or appropriate for carrying the Scheme of Arrangement into effect; and

(b)	with effect from the passing of this resolution, the articles of association of the Company be and are hereby amended by the adoption and inclusion of the following new article 124:
“124.	Scheme of Arrangement
124.1
In this Article, references to the “Scheme of Arrangement” are to the scheme of arrangement dated 16 July 2024 under Part 26 of the U.K. Companies Act 2006 between the Company and the registered holders of the Scheme Shares (as defined in the Scheme of Arrangement) in its original form or with or subject to any modification, addition or condition as may be agreed between the Company and California Buyer Limited (“Bidco”) and which (if required) is approved by the Court, or which is otherwise imposed by the Court and is mutually acceptable to the Company and Bidco each acting reasonably and in good faith. Capitalised terms used but not otherwise defined in this Article shall have the meanings given to them in the Scheme of Arrangement.

124.2
Notwithstanding any other provision of these Articles, if the Company issues any shares or transfers any shares out of treasury (other than to Bidco or its nominee(s)) at or after the Voting Record Time but before the Scheme Record Time, such shares shall be issued, transferred or registered subject to the terms of the Scheme of Arrangement (and shall be Scheme Shares for the purposes of the Scheme of Arrangement) and the original or any subsequent holder or holders of such shares shall be bound by the Scheme of Arrangement accordingly.

124.3
Subject to the Scheme of Arrangement becoming effective, and notwithstanding any other provision of these Articles, if any shares in the Company are issued, transferred out of treasury or transferred to any person (including on an exercise of an option over such shares) and other than under the Scheme of Arrangement or to Bidco or its nominee(s) (a “New Member”) after the Scheme Record Time (such shares the “Post-Scheme Shares”), such New Member (or any subsequent holder or any nominee of such New Member or any such subsequent holder) will be obliged, upon the Scheme of Arrangement becoming effective (or, if later, upon the issue or transfer of the Post-Scheme Shares to such New Member, but subject to the terms of Articles 124.4 and 124.5 below), to transfer immediately all of its Post-Scheme Shares free of all encumbrances to Bidco or its nominee(s) who shall be obliged to acquire (or procure the acquisition by such other person of) all of the Post-Scheme

Shares. In exchange for the transfer of the Post-Scheme Shares, Bidco or its nominee(s) shall pay or procure the payment to the New Member of the Per Share Consideration that the New Member would have been entitled to receive pursuant to the Scheme of Arrangement had each Post-Scheme Share been a Scheme Share.
124.4
Any New Member (other than, for the avoidance of doubt, a person who becomes a New Member by virtue of a transfer pursuant to this Article 124.4) may, prior to the issue of Post-Scheme Shares to them, give not less than two business days’ written notice to the Company in such manner as the directors of the Company shall prescribe of their intention to transfer some or all of such Post-Scheme Shares to their respective spouse or civil partner and may, if such notice has been validly given, on such Post-Scheme Shares being issued to them, immediately transfer to their respective spouse or civil partner any such Post-Scheme Shares, provided that such Post-Scheme Shares will then be immediately transferred by that spouse or civil partner (as applicable) to Bidco or its nominee(s) pursuant to Article 124.3 above. If notice has been validly given pursuant to this Article 124.4 but the New Member does not immediately transfer to their spouse or civil partner the Post-Scheme Shares in respect of which notice was given, such shares will be transferred to Bidco or its nominee(s) pursuant to Article 124.3 above.

124.5
On any reorganisation of, or material alteration to, the share capital of the Company (including, without limitation, any subdivision and/or consolidation) carried out after the Effective Time, the value of the consideration per Post-Scheme Share to be paid under Article 124.3 shall be adjusted by the Company in such manner as the auditors of the Company may determine to be appropriate to reflect such reorganisation or alteration. References in this Article to such shares shall, following such adjustment, be construed accordingly.

124.6
To give effect to any transfer of Post-Scheme Shares required by this Article, the Company may appoint any person as attorney and/or agent (the “agent”) for the New Member to execute and deliver as transferor a form of transfer or other instrument or instruction of transfer (including by way of deed) on behalf of the New Member (or any subsequent holder or any nominee of such New Member or any such subsequent holder) in favour of Bidco or its nominee(s) and do all such other things and execute and deliver all such documents or deeds as may in the opinion of the agent be necessary or desirable to vest the Post-Scheme Shares in Bidco or its nominee(s) and pending such vesting to exercise all such rights attaching to the Post-Scheme Shares as Bidco may direct. If an agent is so appointed, the New Member shall not thereafter be entitled to exercise any rights attaching to the Post-Scheme Shares unless so agreed in writing by Bidco, and the Company may send to the agent any notice, circular, warrant or other document or communication which may otherwise be required to be sent to the New Member as a member of the Company.

124.7
The Company may give good receipt for the Per Share Consideration for the Post-Scheme Shares and may register Bidco or its nominee(s) as holder of the Post-Scheme Shares and issue to it certificate(s) for the same. The agent shall be empowered to execute and deliver as transferor a form of transfer or other instrument or instruction of transfer on behalf of the New Member (or any subsequent holder). The Company shall not be obliged to issue a certificate to the New Member for any Post-Scheme Shares.

124.8	Bidco shall settle (or procure the settlement) of the Per Share Consideration within fourteen days of the transfer of the Post-Scheme Shares by the New Member to Bidco or its nominee(s).
124.9
Notwithstanding any other provision of these Articles, neither the Company nor its directors shall register the transfer of any Scheme Shares effected between the Scheme Record Time and the Effective Time (other than to Bidco or its nominee(s) pursuant to the Scheme of Arrangement).

124.10	If the Scheme of Arrangement has not become effective by the End Date, this Article 124 shall be of no effect.”

Registered Office:	By order of the Board
Atlantica Sustainable Infrastructure plc Great West House (GW1), Great West Road Brentford, Middlesex Greater London TW8 9DF United Kingdom	Irene M. Hernandez Martin de Arriva Company Secretary and General Counsel Dated 16 July 2024
Notes
The Resolution will be proposed as a special resolution, which means, provided that a quorum is present, the Resolution will be approved if 75% or more of the voting rights represented in person or by proxy at the meeting are cast in favour thereof. Approval of the Resolution is a condition to the consummation of the Transaction, and as such the Scheme of Arrangement will not become effective if the Resolution is not approved at the General Meeting.
Shareholders of Record and Beneficial Holders
Shareholders whose names appear in the register of members of Atlantica are referred to in this notice, and in the attached circular, as “Shareholders of Record”. Shareholders of Record at the Voting Record Time (as set out below) are entitled to attend and vote at the General Meeting and may vote in person at the General Meeting or they may appoint another person or persons, whether a shareholder of Atlantica or not, as their proxy or proxies, to exercise all or any of their rights to attend, speak and vote at the General Meeting.
Shareholders who own Atlantica Shares for which Cede & Co. is the registered holder (as nominee for The Depository Trust Company (which we refer to as “DTC”)) or otherwise are held in “street name” by a broker, bank, trust or other nominee, are referred to in this notice and in the attached circular as “Beneficial Holders”. If you are a Beneficial Holder, only your broker, bank, trust or other nominee that is a Shareholder of Record can vote your Atlantica Shares, and the vote cannot be cast unless you either (i) provide instructions to your broker, bank, trust or other nominee or (ii) obtain a legal proxy by contacting your broker, bank, trust or other nominee, which entitles you to vote the ordinary shares as proxy for the Shareholder of Record (such broker, bank, trust or other nominee having been granted an omnibus proxy by the Shareholder of Record).
All Shareholders of Record and Beneficial Holders at the close of business of 9 July 2024, the record date for the General Meeting, will receive notice of the General Meeting.
Right to Appoint a Proxy; Procedure for Appointment
A proxy card labelled “General Meeting Proxy Card”, for use at the General Meeting, has been provided with this Notice to Shareholders of Record. To be valid, General Meeting Proxy Cards should be completed and returned in accordance with the instructions set out on the form. It is requested that the General Meeting Proxy Card (together with any power of attorney or other authority, if any, under which it is signed, or a duly certified copy thereof) be returned in the prepaid envelope provided or that you submit your proxy by mail or through the Internet as soon as possible, and not later than 2.15 p.m. (U.K. time) on 6 August 2024.
A space has been included in the General Meeting Proxy Card to allow Shareholders of Record to specify the number of shares in respect of which that proxy is to be appointed. A proxy need not be a Shareholder of Record, but such proxy must attend the General Meeting to represent a Shareholder of Record. A separate proxy card should be used for each proxy appointment. If you require additional proxy cards, please contact Atlantica’s proxy solicitor, Georgeson LLC, by calling (i) +1 (866) 679-3747 within the U.S. or (ii) +1 (805) 885-0683 outside of the U.S. If your shares are held for you by a bank, broker, trust or other nominee, you should call your bank, broker, trust or other nominee.
Completion and return of a proxy card, or the appointment of a proxy electronically, will not prevent a Shareholder of Record at the Voting Record Time from attending, speaking and voting in person at the General Meeting, or any adjournment thereof, if such Shareholder of Record wishes and is entitled to do so as described in the accompanying circular.
Beneficial Holders of Atlantica Shares will receive voting instructions from their broker, bank, trust or other nominee for the General Meeting. Beneficial Holders should follow the directions provided by their broker, bank, trust or other nominee regarding how to instruct such person to vote their Atlantica Shares. Please note that holders of Atlantica Shares through broker, bank, trust or other nominee may be required to submit voting instructions to their applicable broker, bank, trust or nominee at or prior to the deadline applicable for the submission by Shareholders of Record and such holders should therefore follow the separate instructions that will be provided by such person.
If you are a Beneficial Holder then, as a matter of English law, your name is not entered in Atlantica’s register of members. Accordingly, if you wish to vote directly (i.e., in your own name) at the General Meeting, you must become a Shareholder of Record by arranging for the completion of a stock transfer form by the applicable Shareholder of Record in respect of the Atlantica Shares that you wish to be transferred into your name, pay any related U.K. stamp duty (if applicable) and send the completed stock transfer form and related documentation to Atlantica’s transfer agent, Computershare Trust Company, N.A., prior to the Voting Record Time. Beneficial Holders who wish to attend and vote directly at the General Meeting should take care to send such stock transfer form in respect of their Atlantica Shares to permit processing to be completed by the transfer agent prior to the Voting Record Time.
Voting Record Time
Entitlement to attend, speak and vote at the General Meeting or any adjournment thereof and the number of votes which may be cast at the General Meeting, will be determined by reference to the register of members of Atlantica at 6.30 p.m. (U.K. time) on 6 August 2024 or, if the General Meeting is adjourned, 6.30 p.m. (U.K. time) on the date which is two days (excluding non-working days in the United Kingdom) before the date fixed for the adjourned meeting. Changes to the register of members after the relevant time shall be disregarded in determining the rights of any person to attend, speak and vote at the General Meeting.
Joint Holders
In the case of joint holders of a Scheme Share, the vote of the joint holder whose name stands first in the register of members of Atlantica in respect of the joint holding shall be accepted to the exclusion of the votes of the other joint holder(s).
Corporate Representatives
As an alternative to appointing a proxy, any Scheme Shareholder which is a corporation may appoint one or more corporate representatives who may exercise on its behalf all its powers as a Scheme Shareholder, provided that if two or more corporate representatives purport to vote in respect of the same Scheme Shares, if they purport to exercise the power in the same way as each other, the power is treated as exercised in that way, and in other cases the power is treated as not exercised.
Nominated Persons
Any person to whom this notice is sent who is a person nominated under Section 146 of the Companies Act 2006 to enjoy information rights (a “Nominated Person”) does not, in that capacity, have a right to appoint a proxy, such right only being exercisable by shareholders of Atlantica. However, Nominated Persons may, under agreement with the shareholder who nominated them, have a right to be appointed (or to have someone else appointed) as a proxy for the Court Meeting.
YOUR VOTE IS IMPORTANT
Your vote at the General Meeting is very important. You are encouraged to either submit your votes as instructed in the General Meeting Proxy Card or voting instructions for the General Meeting by appointing the chair of the General Meeting as your proxy as soon as possible or attend the General Meeting.
General
As at the Latest Practicable Date, the Company’s issued share capital consists of 116,159,054 ordinary shares of US$0.10 each, carrying one vote each. Therefore, the total voting rights in the Company as at the Latest Practicable Date are 116,159,054.
Any Atlantica Shareholder attending the General Meeting is entitled, pursuant to section 319A of the Companies Act 2006, to ask any question relating to the business being dealt with at the General Meeting. The Company will answer any such questions unless: (i) to do so would interfere unduly with the preparation for the General Meeting or involve the disclosure of confidential information; (ii) the answer has already been given on a website in the form of an answer to a question; or (iii) it is undesirable in the interests of the Company or the good order of the General Meeting that the question be answered.
You may not use any electronic address (within the meaning of section 333(4) of the Companies Act 2006) provided in this document (or in any related documents including the General Meeting Proxy Card) to communicate with the Company for any purposes other than those expressly stated.
The Resolution will be voted on at the General Meeting by way of a poll in accordance with article 48.1 of the Atlantica Articles. This is a more transparent method of voting as member votes are to be counted according to the number of ordinary shares held. The results of the poll will be announced by the filing of a Report of Foreign Private Issuer on Form 6-K with the SEC and published on Atlantica’s website as soon as reasonably practicable following the conclusion of the General Meeting.
The “VOTE WITHHELD” option on the General Meeting Proxy Card is provided to enable Atlantica Shareholders to abstain from voting on the resolution. However, a vote withheld is not a vote in law and will not be counted in the calculation of proportion of votes “FOR” and “AGAINST” the resolution.
A copy of the document of which this notice forms part will be made available, subject to certain restrictions relating to persons resident in, or subject to the laws and/or regulations of, any Restricted Jurisdiction or resident in any jurisdiction where the extension or availability of the Transaction would breach any Applicable Law, on Atlantica’s website, at https://www.atlantica.com/web/en/investors/ and a current report on form 6-K will be furnished to the SEC in connection therewith.

EXPECTED TIMETABLE OF PRINCIPAL EVENTS
Event	Time/date(1)
Publication of this document	16 July 2024
Latest time for receipt of Court Meeting Proxy Cards for Shareholders of Record (Beneficial Holders should follow the deadlines provided by their broker, bank, trust or other nominee)	2.00 p.m. on 6 August 2024(2)
Latest time for receipt of General Meeting Proxy Cards for Shareholders of Record (Beneficial Holders should follow the deadlines provided by their broker, bank, trust or other nominee)	2.15 p.m. on 6 August 2024(3)
Voting Record Time	6.30 p.m. on 6 August 2024(4)
Court Meeting	2.00 p.m. on 8 August 2024
General Meeting	2.15 p.m. on 8 August 2024(5)
The expected date of the Court Hearing to sanction the Scheme of Arrangement and each of the other dates and times set out below will depend, amongst other things, on the date on which the Conditions to the Scheme of Arrangement and the Transaction are satisfied or, if capable of waiver, waived. They are accordingly presented as indicative and referable to the date on which those Conditions are satisfied or waived (as the case may be). Further details of the Conditions are set out in Part III (Conditions to and Further Terms of the Scheme of Arrangement and the Transaction) of this document.
Atlantica will give notice of each of the below dates and times, when known, by making such announcement available on Atlantica’s website at https://www.atlantica.com/web/en/investors/. Further updates or changes to other times or dates indicated below shall be notified in the same manner.
Event	Time/date(1)
Satisfaction or waiver of all Conditions	C(6)
Court Hearing to sanction the Scheme of Arrangement	C + 12 Business Days(7)
Last day of dealings in Atlantica Shares on Nasdaq	C + 13 Business Days
Scheme Record Time	6.00 p.m. on C + 13 Business Days
Effective Date of the Scheme of Arrangement (not to occur prior to C + 12 Business Days)	C + 14 Business Days = E(8)
Settlement of the Consideration	As soon as practicable after the Effective Time, and in any event not later than 14 calendar days after the Effective Time
Suspension of trading in Atlantica Shares on Nasdaq	By 8.00 a.m. (Eastern Time) on C + 15 Business Days
Cancellation of listing of Atlantica Shares on Nasdaq	C + 17 Business Days
End Date	27 April 2025
The Court Meeting and the General Meeting will each be held at the offices of Atlantica’s solicitors, Skadden, Arps, Slate, Meagher & Flom (UK) LLP, at 22 Bishopsgate, London EC2N 4BQ, United Kingdom, at 2.00 p.m. and 2.15 p.m., respectively, on 8 August 2024.
(1)
These times and dates are indicative only and will depend, amongst other things, on the dates on which: (i) the Conditions are satisfied or (where applicable) waived; (ii) the Court sanctions the Scheme of Arrangement; and (iii) a copy of the Court Order is delivered to the Registrar of Companies. Atlantica will give notice of any change(s) by making such announcement available on Atlantica’s website at https://www.atlantica.com/web/en/investors/ and by furnishing to the SEC a current report on form 6-K in connection therewith.

(2)
It is requested that Court Meeting Proxy Cards for the Court Meeting be lodged not later than 2.00 p.m. on 6 August 2024 or, if the Court Meeting is adjourned, not later than 48 hours (excluding any part of a day that is a non-working day in the United Kingdom) before the time appointed for the holding of the adjourned meeting. However, if not so lodged, Court Meeting Proxy Cards (together with any power of attorney or other authority, if any, under which it is signed, or a duly certified copy thereof) may be handed to the Chair of the Court Meeting before the start of the Court Meeting, and will still be valid.

(3)
General Meeting Proxy Cards for the General Meeting must be lodged no later than 2.15 p.m. on 6 August 2024 in order to be valid or, if the General Meeting is adjourned, no later than 48 hours before the time appointed for the holding of the adjourned meeting. General Meeting Proxy Cards submitted after this time will not be valid.

(4)
If either of the Atlantica Shareholder Meetings is adjourned, the Voting Record Time for the relevant adjourned meeting will be 6.30 p.m. on the date 48 hours (excluding any part of a day that is not a working day in the United Kingdom) before the date set for the adjourned meeting.

(5)	To commence at 2.15 p.m. or, if later, immediately after the conclusion or adjournment of the Court Meeting.
(6)	Excluding those Conditions set out at A(iii) and (iv) of Part A of Part III (Conditions and to and Further Terms of the Scheme of Arrangement and the Transaction).
(7)
Under the Transaction Agreement, Bidco and Atlantica have agreed that the Court Hearing to sanction the Scheme of Arrangement will be held on a date that is at least 12 Business Days from the date on which the relevant Conditions are satisfied or (where applicable) waived. This is in order to allow the funds managed by ECP sufficient time to call the capital required in connection with the Equity Financing.

(8)
Under the Transaction Agreement, (i) without the written consent of Bidco, the Effective Date shall not occur prior to 25 August 2024 and (ii) without the written consent of Bidco and Atlantica, the Effective Date shall not occur prior to 27 November 2024 if (x) certain third-party consents and (y) a certain approval required by Bidco (unless Bidco has delivered written notice to Atlantica that it has determined it is not necessary to obtain such approval), in each case, have not been obtained in form and substance reasonably satisfactory to Bidco.

ACTION TO BE TAKEN
The Court Meeting and the General Meeting will be held at the offices of Atlantica’s solicitors, Skadden, Arps, Slate, Meagher & Flom (UK) LLP, at 22 Bishopsgate, London EC2N 4BQ, United Kingdom on 8 August 2024 at 2.00 p.m. and 2.15 p.m., respectively (or, in the case of the General Meeting, as soon thereafter as the Court Meeting has been concluded or adjourned). In respect of the Court Meeting, you are entitled to one vote for each Scheme Share that you hold as at the Voting Record Time. As at the Latest Practicable Date, there were 116,159,054 Atlantica Shares in issue.
This section should be read in conjunction with the rest of this document and the accompanying Proxy Cards.
DOCUMENTS
Please check you have received the following with this document, applicable to you:
•	a Court Meeting Proxy Card for use in respect of the Court Meeting; and
•	a General Meeting Proxy Card for use in respect of the General Meeting.
If you have not received these documents, please contact Atlantica’s proxy solicitor, Georgeson LLC, by calling the applicable helpline set out at the end of this section.
TO VOTE ON THE PROPOSALS
It is important that, for the Court Meeting, as many votes as possible are cast so that the Court may be satisfied that there is a fair representation of the opinion of Scheme Shareholders. Scheme Shareholders are reminded that, at the Court Meeting, the Scheme of Arrangement must be approved by a majority in number of Scheme Shareholders representing not less than 75 percent in value of the Scheme Shares held by such Scheme Shareholders (or the relevant class or classes thereof, if applicable) in each case present, entitled to vote and voting, either in person or by proxy, at the Court Meeting and at any separate class meeting which may be required by the Court or at any adjournment of any such meeting.
Therefore, whether or not you plan to attend the Atlantica Shareholder Meetings, Atlantica Shareholders are urged to complete and sign both the enclosed Court Meeting Proxy Card and General Meeting Proxy Card as soon as possible and in any event prior to the deadlines set out below.
In respect of the Court Meeting, you are entitled to one vote for each Scheme Share that you hold as at the Voting Record Time. In respect of the General Meeting, you are entitled to one vote for each Atlantica Share that you hold as at the Voting Record Time.
Whether or not you plan to attend the Atlantica Shareholder Meetings, if you are an Atlantica Shareholder, please:
•	complete and return the Court Meeting Proxy Card (for the Court Meeting); and
•	complete and return the General Meeting Proxy Card (for the General Meeting),
in accordance with the instructions printed thereon so that they are received by Atlantica’s agent for the Atlantica Shareholder Meetings, Broadridge, no later than 2.00 p.m. on 6 August 2024 (in the case of the Court Meeting Proxy Card for the Court Meeting) or 2.15 p.m. on 6 August 2024 (in the case of the General Meeting Proxy Card for the General Meeting) or, in the case of any adjournment, not later than 48 hours (excluding any part of a day that is a non-working day in the United Kingdom) before the time fixed for the holding of the adjourned meeting. Your vote will be cast as specified on the applicable Proxy Card.
Proxy appointments may be submitted electronically by logging on to www.proxyvote.com and following the instructions there. For an electronic proxy appointment to be valid, the appointment must be received by Broadridge no later than the applicable deadline set out above.
Alternatively, Court Meeting Proxy Cards (but not General Meeting Proxy Cards), together with any such power of attorney or other authority, if any, under which it is signed, or a duly certified copy thereof, may be handed to the Chair of the Court Meeting before the start of the Court Meeting. In the case of the General Meeting, unless the General Meeting Proxy Card is returned by the time and date mentioned in the instructions printed thereon, it will be invalid.

The completion and return of the Proxy Cards will not prevent eligible Atlantica Shareholders from attending and voting at the Court Meeting or the General Meeting, or any adjournment thereof, in person.
PROPOSALS
At the Court Meeting, Scheme Shareholders will be asked to approve the Scheme of Arrangement, with or subject to any modification, addition or condition which Atlantica and Bidco may agree and which the Court may approve or impose, pursuant to which the Scheme Shares will be acquired by Bidco or its nominee(s).
At the General Meeting, Atlantica Shareholders will be asked to approve a special resolution to authorise the Atlantica Directors to take all such action as they may consider necessary or appropriate for carrying the Scheme of Arrangement into effect, and to amend, with effect from the passing of such resolution, the Atlantica Articles to ensure that any Atlantica Shares issued after the General Meeting will be subject to the Scheme of Arrangement or otherwise transferred to Bidco or its nominee(s).
RECOMMENDATION AND VOTING BY ATLANTICA DIRECTORS
For the reasons set out in this document, the Atlantica Directors believe that the terms of the Transaction, including the terms of the Transaction Agreement, are fair and reasonable and that proceeding with the Transaction is likely to promote the success of Atlantica for the benefit of its shareholders as a whole, having had regard to the interests of other stakeholders, and unanimously recommend that Scheme Shareholders vote in favour of the Scheme of Arrangement at the Court Meeting and that Atlantica Shareholders vote in favour of the Resolution to be proposed at the General Meeting, as the Atlantica Directors intend to do, or to procure, in respect of their own beneficial holdings of Atlantica Shares amounting to, in aggregate, 141,991 Atlantica Shares representing approximately 0.12 percent of the existing issued ordinary share capital of Atlantica on the Latest Practicable Date.
OPINION OF ATLANTICA’S FINANCIAL ADVISER
Based upon and subject to various assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken by Citi as more fully described in its written opinion, Citi advised the Atlantica Board as to the fairness, from a financial point of view and as of the date of such opinion, of the Consideration to be received in the Transaction by holders of Atlantica Shares (other than any parties to rollover or reinvestment arrangements, AQN and their respective affiliates) pursuant to the Transaction Agreement. Citi’s advice to the Atlantica Board with respect to the Consideration is set forth in Citi’s written opinion, dated 26 May 2024, attached to this document as ANNEX A, and which also sets forth in full the assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken by Citi in connection with such advice and opinion. The description of Citi’s opinion set forth herein is qualified in its entirety by reference to the full text of Citi’s opinion. Citi’s opinion was provided solely for the information of the Atlantica Board (solely in its capacity as such) in connection with its evaluation of the Consideration from a financial point of view and did not address any other terms, aspects or implications of the Transaction. Citi expressed no view as to, and its opinion did not address, the underlying business decision of Atlantica to effect or enter into the Transaction, the relative merits of the Transaction as compared to any alternative business strategies that might exist for Atlantica or the effect of any other transaction which Atlantica might engage in or consider. Citi’s opinion was not intended to be and did not constitute a recommendation as to how the Atlantica Board, and is not intended to be and does not constitute a recommendation to any securityholder as to how such securityholder, should vote or act on any matters relating to the Transaction or otherwise.
HELPLINES
Atlantica Shareholders who have any questions or require any assistance in submitting their proxy appointment, should contact Atlantica’s proxy solicitor, Georgeson LLC, by calling (i) +1 (866) 679-3747 within the U.S. or (ii) +1 (805) 885-0683 outside of the U.S. Lines are open 9.00 a.m. to 11 p.m. (Eastern Time), Monday to Friday, and 12.00 p.m. to 6.00 p.m. (Eastern Time) on Saturdays.
Please note that Computershare cannot provide advice on the merits of the Scheme of Arrangement or the Transaction or give any financial, legal, investment or tax advice.

GENERAL INFORMATION
SOLICITATION OF PROXIES
The Atlantica Directors are soliciting your proxy, and Atlantica will bear the cost of this solicitation of proxies. This includes the charges and expenses of brokerage firms and others for forwarding solicitation materials to Atlantica Shareholders.
Atlantica has retained Georgeson LLC, a proxy solicitation firm, to assist the Atlantica Directors in the solicitation of proxies for the Court Meeting and the General Meeting. Atlantica expects to pay Georgeson LLC approximately USD 30,000 plus reimbursement of out-of-pocket expenses. Proxies may be solicited by mail, personal interview, telephone, or via the internet by Georgeson LLC or, without additional compensation, by certain Atlantica Directors, officers and employees.
EFFECT OF ABSTENTIONS AND BROKER NON-VOTES
An abstention occurs when a shareholder abstains from voting (either in person or by proxy) on one or more of the proposals. Broker non-votes occur when a broker, bank, trust or other nominee returns a proxy but does not have authority to vote on a particular proposal.
In connection with the Court Meeting, abstentions and broker non-votes will not be considered votes cast and will therefore not have any effect on the outcome of the vote at the Court Meeting.
In connection with the General Meeting, abstentions and broker non-votes will be considered in determining the presence of a quorum. However, abstentions and broker non-votes are not considered votes cast and therefore will not have any effect on the outcome of the vote for the purposes of determining whether the Resolution has been approved.
INFORMATION ABOUT PROXIES AND VOTING
Information in relation to the appointment of proxies for and voting at the Atlantica Shareholder Meetings is set out in the section titled “ACTION TO BE TAKEN” on page xviii of this document, paragraphs 9 and 17 of Part II (Explanatory Statement) of this document, in the notice of the Court Meeting set out on pages viii to x of this document (Notice of Court Meeting), in the notes to the notice of the General Meeting set out on pages xi to xv of this document (Notice of General Meeting), and in the instructions printed on the Proxy Cards.
If you hold Atlantica Shares indirectly, you must rely on the procedures of the bank, broker, financial institution, share plan administrator or share plan nominee or other securities intermediary through which you hold Atlantica Shares. You should contact such intermediary for further instructions on how you can instruct that intermediary to vote on your behalf at, or provide voting instruction on your behalf in respect of, the Atlantica Shareholder Meetings and the date by which you must provide such instructions to the intermediary.
If the Scheme of Arrangement becomes Effective, it will be binding on all Scheme Shareholders, including any Scheme Shareholders who did not vote to approve the Scheme of Arrangement or who voted against the Scheme of Arrangement at the Court Meeting or against the Resolution at the General Meeting.
NO “APPRAISAL” RIGHTS
No Atlantica Shareholders will have “appraisal” or “dissenters” rights or otherwise have any right to seek an appraisal of the Atlantica Shares.
COMPANY SHARE PLANS
Participants in the Company Share Plans should refer to paragraph 8 of Part II (Explanatory Statement) of this document for information relating to the effect of the Transaction on their outstanding rights under the Company Share Plans.

SUMMARY
This summary highlights selected information contained in this document, including with respect to the Transaction Agreement, the Scheme of Arrangement and the Transaction. You are encouraged to, and you should, carefully read this entire document, its annexes and the documents referred to or incorporated by reference, as this summary may not contain all of the information that may be important to you in determining how to vote. Page references have been included to direct you to a more complete description of the topics presented in this summary. You may obtain the information incorporated by reference into this document which will be made available, subject to certain restrictions relating to persons resident in, or subject to the laws and/or regulations, of any Restricted Jurisdiction or resident in any jurisdiction where the extension or availability of the Transaction would breach any Applicable Law, on Atlantica’s website, at https://www.atlantica.com/web/en/investors/, following publication of this document.
Information on Atlantica (page 49) and Information on ECP and Bidco (page 49)
Atlantica
Atlantica is a sustainable infrastructure company with a majority of its business in renewable energy assets. Its purpose is to support to the transition towards a more sustainable world by developing, building, investing in and managing sustainable infrastructure assets, while creating long-term value for its investors and the rest of its stakeholders. In 2023, renewables represented 73% of Atlantica’s revenue, with solar energy representing 63%. Atlantica complements its portfolio of renewable assets with storage, efficient natural gas and transmission infrastructure assets, as enablers of the transition towards a clean energy mix. Atlantica also holds water assets, a relevant sector for sustainable development.
Atlantica owns or has an interest in a portfolio of assets and new projects under development diversified in terms of business sector and geographic footprint. Its portfolio consists of 46 assets with 2,203 MW of aggregate renewable energy installed generation capacity (of which approximately 72% is solar), 300 MW of efficient natural gas-fired power generation capacity, 55 MWt of district heating capacity, 1,229 miles of electric transmission lines and 17.5 M ft3 per day of water desalination. Atlantica currently owns and manages operating facilities and projects under development in North America (United States, Canada and Mexico), South America (Peru, Chile, Colombia and Uruguay) and EMEA (Spain, Italy, United Kingdom, Algeria and South Africa). Atlantica’s assets generally have contracted or regulated revenue. Atlantica’s assets are organised into four business sectors: Renewable Energy, Efficient Natural Gas and Heat, Transmission Lines and Water.
Atlantica intends to grow its business through the development and construction of projects including expansion and repowering opportunities, as well as greenfield development, third-party acquisitions, and the optimisation of its existing portfolio. Atlantica currently has a pipeline of assets under development of approximately 2.2 GW of renewable energy and 6.0 GWh of storage. Approximately 47% of the projects are PV, 41% storage, 11% wind and 1% others, while 19% of the projects are expected to reach ready to build in 2024 or 2025, 32% are in an advanced development stage and 49% are in early stage. 19% correspond to expansion or repower opportunities of existing assets and 81% to greenfield developments.
The Atlantica Shares are traded on Nasdaq under the symbol “AY”. Atlantica’s registered office is located at Great West House (GW1), Great West Road, Brentford, Middlesex, Greater London TW8 9DF, United Kingdom, and its telephone number is +44 203 807 6709.
Additional information about Atlantica is contained in its public filings. See the sections entitled “Documents” in paragraph 10 of Part V (Additional Information), and “Information on Atlantica” in paragraph 5 of Part II (Explanatory Statement) of this document.
ECP
ECP, founded in 2005, is a leading investor across energy transition, electrification and decarbonization infrastructure assets, including power generation, renewables and storage solutions, environmental infrastructure and efficiency & reliability assets facilitating the energy transition. The ECP team, comprised of 92 people with 850 years of collective industry experience, deep expertise and extensive relationships, has consummated more than 125 transactions over the last 19 years, representing more than $60 billion of enterprise value.
Additional information about ECP is available on its website at www.ecpgp.com.

Bidco
Bidco is a private limited company organised under the laws of England and Wales and incorporated on 10 May 2024. Bidco is an indirect, wholly owned subsidiary of funds managed by ECP formed for the sole purpose of entering into the Transaction Agreement and implementing the Transaction. The directors of Bidco are Andrew Gilbert, Kelly Self and Scott Steimer. Bidco’s registered offices are located at C/O Cogency Global (UK) Limited 6 Lloyds Avenue, Unit 4cl, London EC3N 3AX, United Kingdom.
Since its date of incorporation, Bidco has not entered into any obligations or engaged in any activities other than in connection with the Transaction and the financing of the Transaction as described in this document.
Summary of the Terms of the Transaction (page 17)
On 27 May 2024, Atlantica and Bidco entered into the Transaction Agreement. The Transaction Agreement provides, amongst other things, for the acquisition of Atlantica by Bidco, whereby Bidco or its nominee(s) will acquire all of the issued and to be issued share capital of Atlantica for cash by means of the Scheme of Arrangement. Upon consummation of the Transaction, Bidco will directly own the entire issued share capital of Atlantica.
The Transaction, which will be on the terms and subject to the conditions described in detail in this document, will be made on the following basis:
for each Scheme Share, USD 22.00 in cash
The terms of the Transaction:
•	value the entire issued share capital of Atlantica at approximately USD 2,555 million;
•	value Atlantica at approximately USD 8,135 million on an enterprise value basis, including assumed indebtedness and net of cash; and
•	represent a premium of approximately:
•	18.9% to the closing share price on 22 April 2024, the last trading day prior to the emergence of market rumours regarding a potential acquisition of Atlantica; and
•	21.8% to the 30-day volume weighted average trading price as of 22 April 2024.
The Consideration (pages 17 and 47)
The consideration payable by Bidco pursuant to the Transaction will be USD 22.00 per Scheme Share in cash, without interest, and subject to any applicable withholding taxes.
Settlement (page 54)
Subject to the Scheme of Arrangement becoming Effective, settlement of the Consideration to which any Scheme Shareholder is entitled will be effected in the following manner:
•
At or prior to the Effective Time, Bidco shall deposit, or shall cause to be deposited, with the Paying Agent, for the benefit of the Scheme Shareholders, cash in an amount equal to the aggregate amount of the Per Share Consideration to which the Scheme Shareholders are entitled pursuant to the Scheme of Arrangement.

•
Scheme Shares that are Residual Shares: Where, at the Scheme Record Time, a Scheme Shareholder holds Residual Shares, Bidco shall procure that the Paying Agent despatches from the Company Payment Fund to the persons entitled thereto, cheques for the sums payable to each of them in accordance with the Scheme of Arrangement, unless otherwise properly directed by the persons entitled thereto.

•
Scheme Shares that are Cede Shares: Where, at the Scheme Record Time, a Scheme Shareholder holds Cede Shares, Bidco shall procure that the Paying Agent despatches from the Company Payment Fund to Cede or its nominee, by way of electronic payment in lieu of a cheque, an amount in cash in immediately available funds equal to the amount payable in respect of the Cede Shares in accordance with the Scheme of Arrangement.

•
Scheme Shares issued or transferred pursuant to the Company Share Plans: In the case of Scheme Shares issued or transferred pursuant to the Company Share Plans after the sanction of the Scheme of Arrangement by the Court and prior to the Scheme Record Time, settlement of the Consideration will be paid via payroll as shall be determined by Atlantica to facilitate any required deductions for income tax and employee national insurance contributions (and equivalent in other jurisdictions).
•
All cheques delivered by the Paying Agent will be in U.S. dollars. Cheques will be payable to the Scheme Shareholder concerned or, in the case of joint holders, Bidco reserves the right to make the cheque payable to the holder whose name stands first in the register of members of Atlantica. Cheques will be despatched as soon as practicable after the Effective Time, and in any event within fourteen calendar days of the Effective Time, to the person entitled thereto at the address as appearing in the register of members of Atlantica at the Scheme Record Time. None of Atlantica, Bidco, any member of the Bidco Group nor the Paying Agent or any of their respective agents or nominees or the DR Nominee shall be responsible for any loss or delay in the transmission of any cheques or payments, and such cheques shall be sent entirely at the risk of the person entitled thereto.

For more information, see the section entitled “Settlement” in paragraph 13 of Part II (Explanatory Statement) of this document.
Company Share Plans (page 50)
Details of the impact of the Transaction on the Company Share Plans are set out in paragraph 8 of Part II (Explanatory Statement) of this document. A summary of the effect of the Transaction on the Company Share Plans is as follows:
•
Each option to acquire Atlantica Shares outstanding under the Company Share Plans (a “Company Share Option”) that is outstanding and unexercised as of immediately prior to the Effective Time will become vested at the Effective Time, and immediately and automatically cancelled and converted into the right to receive at the Effective Time a lump-sum amount in cash, without interest and net of any taxes and applicable withholding, equal to the product of (i) the excess of the Per Share Consideration over the exercise price per share of such Company Share Option, multiplied by (ii) the total number of Atlantica Shares subject to such vested Company Share Option immediately prior to the Effective Time (the “Company Share Option Consideration”). If the exercise price per share of any such Company Share Option is equal to or greater than the Per Share Consideration, such Company Share Option will, whether vested or unvested, be automatically cancelled without any payment. Based on the Per Share Consideration of USD 22.00 per Scheme Share, all Company Share Options are out-of-the-money.

•
Each restricted stock unit granted under any of the Company Share Plans (a “Company RSU”) that is outstanding immediately prior to the Effective Time will become vested at the Effective Time (with any applicable performance vesting conditions deemed to have been achieved at levels based on actual performance as of the Effective Date), and be immediately cancelled and converted into the right to receive at the Effective Time a lump-sum amount in cash, without interest and net of any taxes and applicable withholding, equal to the product of (i) the sum of all the dividends or distributions paid by Atlantica from the relevant date specified in the applicable award agreement to the Effective Time in respect of an Atlantica Share plus the Per Share Consideration, and (ii) the number of Atlantica Shares subject to such Company RSU (the “Company RSU Consideration”), subject to compliance with Section 409A of the Code.

•
The Company Share Option Consideration and Company RSU Consideration will be paid through the payroll systems of Atlantica or its applicable subsidiaries as promptly as practicable following the Effective Time (and in any event no later than the applicable first regularly scheduled payroll run following the Effective Date), subject to compliance with Section 409A of the Code.

•
Prior to the Effective Time, Atlantica will deliver a written notice to each holder of Company Share Options and Company RSUs informing such holder of the effect of the Transaction on such Company Share Options and Company RSUs, and take necessary actions to terminate the Company Share Plans as of and subject to the occurrence of, the Effective Time.

Conditions to the Scheme of Arrangement and the Transaction (page 53)
The obligations of Atlantica and Bidco to give effect to the Transaction are subject to the satisfaction (or waiver by Atlantica and Bidco, acting jointly, to the extent permitted by Applicable Law) of the following Conditions:
•
the approval by a majority in number of Scheme Shareholders representing not less than 75 percent in value of the Scheme Shares held by such Scheme Shareholders (or the relevant class or classes thereof, if applicable) in each case present, entitled to vote and voting, either in person or by proxy, at the Court Meeting and at any separate class meeting which may be required by the Court or at any adjournment of any such meeting;

•
the Resolution being passed by Atlantica Shareholders representing not less than 75 percent of the total voting rights of Atlantica Shareholders present and voting, whether in person or by proxy, at the General Meeting;

•
the Scheme of Arrangement being sanctioned by the Court with or without modification (but subject to any non-de minimis modifications being acceptable to Atlantica and Bidco, acting reasonably and in good faith);

•	a copy of the Court Order being delivered to the Registrar of Companies;
•
no order having been issued by any Governmental Authority of competent jurisdiction that remains in effect and enjoins, prevents or prohibits the consummation of the Transaction and no applicable law having been enacted, entered, promulgated or enforced by any Governmental Authority that remains in effect and prohibits or makes illegal consummation of the Transaction; and

•
any waiting period under the HSR Act (and any extensions thereof) applicable to the Transaction, and any commitment to, or agreement (including any timing agreement) with, any Governmental Authority to delay the consummation of, or not to consummate before a certain date, the Transaction, having expired or been terminated, and all other Clearances having been obtained (including in the form of a decision indicating a lack of jurisdiction) and remaining in full force and effect.

The obligations of Bidco to give effect to the Transaction are subject to the satisfaction or waiver by Bidco of the following further Conditions:
•
Atlantica having performed or complied in all material respects with its obligations, agreements and covenants under the Transaction Agreement required to be performed by it at or prior to the Effective Time;

•	subject to certain materiality qualifiers, the accuracy of each of Atlantica’s representations and warranties in the Transaction Agreement;
•	since 27 May 2024, no effect having occurred that has had, or would be reasonably expected to have, a Company Material Adverse Effect that is continuing as of the Effective Time; and
•	Bidco having received a certificate from an executive officer or director of Atlantica confirming the satisfaction of the Conditions set out in the preceding three bullet points.
The obligations of Atlantica to give effect to the Transaction are subject to the satisfaction or waiver by Atlantica of the following further Conditions:
•
Bidco having performed or complied in all material respects with its obligations, agreements and covenants under the Transaction Agreement required to be performed by it at or prior to the Effective Time;

•	subject to certain materiality qualifiers, the accuracy of Bidco’s representations and warranties in the Transaction Agreement; and
•	Atlantica having received a certificate from an executive officer or director of Bidco confirming the satisfaction of the Conditions set out in the preceding two bullet points.
Effective Date (page 70)
The Transaction will become Effective once all the Conditions have been satisfied or (where applicable) waived, the Scheme of Arrangement has been sanctioned by the Court and a copy of the Court Order has been delivered to the Registrar of Companies. Under the Transaction Agreement, (i) without the written consent of Bidco, the Effective Date shall not occur prior to 25 August 2024 and (ii) without the written consent of Bidco and Atlantica, the Effective

Date shall not occur prior to 27 November 2024 if (x) certain third-party consents and (y) a certain approval required by Bidco (unless Bidco has delivered written notice to Atlantica that it has determined it is not necessary to obtain such approval), in each case, have not been obtained in form and substance reasonably satisfactory to Bidco.
Recommendation of the Atlantica Board (page 19)
The Atlantica Directors believe that the terms of the Transaction, including the terms of the Transaction Agreement, are fair and reasonable and that proceeding with the Transaction is likely to promote the success of Atlantica for the benefit of its shareholders as a whole, having had regard to the interests of other stakeholders, and unanimously recommend that Scheme Shareholders vote in favour of the Scheme of Arrangement at the Court Meeting and that Atlantica Shareholders vote in favour of the Resolution to be proposed at the General Meeting, as the Atlantica Directors intend to do, or to procure, in respect of their own beneficial holdings of Atlantica Shares amounting to, in aggregate, 141,991 Atlantica Shares representing approximately 0.12% of the existing issued ordinary share capital of Atlantica as at the Latest Practicable Date.
AQN Support Agreement (page 89)
In connection with the execution of the Transaction, on 27 May 2024, AQN and AY Holdings (the latter being an Atlantica Shareholder holding approximately 42.2% of the issued share capital of Atlantica as at the Latest Practicable Date) entered into the AQN Support Agreement with Bidco and Atlantica.
Pursuant to the AQN Support Agreement, each of AQN and AY Holdings have agreed, amongst other things, to (i) comply with certain restrictions on the transfer or disposition of Atlantica Shares during the term of the AQN Support Agreement; and (ii) vote their beneficially owned Atlantica Shares in favour of the Transaction, in each case subject to the terms and conditions contained therein.
The AQN Support Agreement shall terminate automatically upon the earliest of: (a) the Effective Time; (b) such date and time as the Transaction Agreement is validly terminated in accordance with its terms (provided however, that if the Transaction Agreement is validly terminated following receipt of a Superior Proposal, the termination of the AQN Support Agreement shall only be effective if the consideration payable pursuant to such alternative transaction exceeds the Consideration by more than 3.5%); (c) such date and time as any amendment or change to the Transaction Agreement is effected without AQN and AY Holdings’ prior written consent that reduces, imposes any restriction on or changes the consideration payable AQN and AY Holdings; or (d) the written agreement of the parties to the AQN Support Agreement.
Further detail on the terms of the AQN Support Agreement are set out in paragraph 8 of Part V (Additional Information) of this document.
Director Support Agreements (page 89)
In connection with the execution of the Transaction, on 27 May 2024, Bidco entered into separate Director Support Agreements with each of Brenda Eprile, Santiago Seage, Michael Forsayeth, William Aziz, Edward C. Hall and Michael Woollcombe (each being Atlantica Directors and Scheme Shareholders and together representing approximately 0.12% of the issued share capital of Atlantica as at the Latest Practicable Date),
The Director Support Agreements contain substantially the same obligations and terms as the AQN Support Agreement. Each Director Support Agreement shall terminate automatically upon the earliest of (a) the Effective Time; (b) such date and time as the Transaction Agreement is validly terminated in accordance with its terms; (c) such date and time as any amendment or change to the Transaction Agreement is effected without the relevant Atlantica Director’s prior written consent that reduces, imposes any restriction on or changes the consideration payable to such Director Shareholders; or (d) the written agreement of Bidco and such Atlantica Director.
Further detail on the terms of the Director Support Agreements are set out in paragraph 8 of Part V (Additional Information) of this document.
Shareholders Entitled to Vote; Votes Required (page 51)
Scheme Shareholders as at the Voting Record Time are entitled to vote at the Court Meeting and Atlantica Shareholders as at the Voting Record Time are entitled to vote at the General Meeting. As at the Latest Practicable Date, there were 116,159,054 Atlantica Shares issued and outstanding, held by 12 Shareholders of Record (including brokers, banks and other nominees). Each Scheme Share is entitled to one vote at the Court Meeting and each Atlantica Share is entitled to one vote at the General Meeting. Atlantica Shareholders who hold their Atlantica Shares in the name of a broker, bank or other nominee should follow the voting instructions provided by such nominee.
In connection with the General Meeting, a quorum will be present if two Atlantica Shareholders as at the Voting Record Time are present in person or represented by proxy. Abstentions and broker non-votes will be considered in determining the presence of a quorum at the General Meeting.
In connection with the Court Meeting, there must be a sufficiently large (in the Court’s judgment) number of Scheme Shares included in the vote to fairly represent the opinion of Scheme Shareholders. Abstentions and broker non-votes will not be considered votes cast and will therefore not have any effect on the outcome of the vote at the Court Meeting.
At the Court Meeting, the Scheme of Arrangement will be approved by Scheme Shareholders if both (i) a majority in number of Scheme Shareholders who vote (in person or by proxy) in favour of the Scheme of Arrangement, and (ii) Scheme Shares representing not less than 75 percent in value of the total number of Scheme Shares voted at the Court Meeting are voted in favour of the Scheme of Arrangement. At the General Meeting, the Resolution must be approved by Atlantica Shareholders representing not less than 75 percent of the votes cast.
The Court Meeting (page viii)
The Court Meeting will be held at the offices of Atlantica’s solicitors, Skadden, Arps, Slate, Meagher & Flom (UK) LLP, 22 Bishopsgate, London EC2N 4BQ, United Kingdom on 8 August 2024 at 2.00 p.m.
The purpose of the Court Meeting is to allow Scheme Shareholders to vote on the Scheme of Arrangement. At the Court Meeting, Scheme Shareholders will be asked to approve the Scheme of Arrangement, with or subject to any modification, addition or condition which Atlantica and Bidco may agree and which the Court approves. For the Scheme of Arrangement to be approved at the Court Meeting, the Scheme of Arrangement must be approved by a majority in number of Scheme Shareholders voting at the Court Meeting, either in person or by proxy, representing not less than 75 percent in value of Scheme Shares voted.
The General Meeting (page xi)
The General Meeting will be held at the offices of Atlantica’s solicitors, Skadden, Arps, Slate, Meagher & Flom (UK) LLP, 22 Bishopsgate, London EC2N 4BQ, United Kingdom on 8 August 2024 at 2.15 p.m. or, as soon thereafter as the Court Meeting has been concluded or adjourned.
At the General Meeting Atlantica Shareholders will be asked to approve the Resolution to give the Atlantica Board the authority to take all necessary action to carry the Scheme of Arrangement into effect, and to amend the Atlantica Articles as described in paragraph 9(d) of Part II (Explanatory Statement) of this document. For the Resolution to be approved at the General Meeting, the Resolution must be approved by Atlantica Shareholders representing not less than 75 percent of the votes cast at the General Meeting, either in person or by proxy.
Court Hearing to Sanction the Scheme of Arrangement (page 52)
Under the Companies Act, the Scheme of Arrangement also requires the sanction of the Court. All Scheme Shareholders are entitled to attend the Court Hearing in person or through counsel to support or oppose the sanctioning of the Scheme of Arrangement. The Scheme of Arrangement will become Effective as soon as a copy of the Court Order has been delivered to the Registrar of Companies
If the Scheme of Arrangement becomes Effective, it will be binding on all Scheme Shareholders, including Scheme Shareholders who did not vote to approve the Scheme of Arrangement or who voted against the Scheme of Arrangement at the Court Meeting or General Meeting.
Reasons for the Recommendation (page 29)
For a description of the reasons considered by the Atlantica Board in deciding to unanimously recommend that Scheme Shareholders vote in favour of the Scheme of Arrangement and Atlantica Shareholders vote in favour of the Resolution, see paragraph 7 of Part I (Letter from the Chair of Atlantica Sustainable Infrastructure plc) of this document.

Opinion of Atlantica’s Financial Adviser (page 38)
In connection with the Transaction, Citi delivered a written opinion, dated 26 May 2024, to the Atlantica Board as to the fairness, from a financial point of view and as of the date of the opinion, of the Consideration to be received in the Transaction by holders of Atlantica Shares (other than any parties to rollover or reinvestment arrangements, AQN and their respective affiliates) pursuant to the Transaction Agreement. The full text of Citi’s written opinion, dated 26 May 2024, which describes, amongst other things, the assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken by Citi, is attached as ANNEX A to this document and is incorporated into this document by reference in its entirety. The description of Citi’s opinion set forth herein is qualified in its entirety by reference to the full text of Citi’s opinion. Citi’s opinion was provided solely for the information of the Atlantica Board (solely in its capacity as such) in connection with its evaluation of the Consideration from a financial point of view and did not address any other terms, aspects or implications of the Transaction. Citi expressed no view as to, and its opinion did not address, the underlying business decision of Atlantica to effect or enter into the Transaction, the relative merits of the Transaction as compared to any alternative business strategies that might exist for Atlantica or the effect of any other transaction which Atlantica might engage in or consider. Citi’s opinion was not intended to be and did not constitute a recommendation as to how the Atlantica Board, and is not intended to be and does not constitute a recommendation to any securityholder as to how such securityholder, should vote or act on any matters relating to the Transaction or otherwise.
Interests of Atlantica Directors and Executive Officer and the Effect of the Scheme of Arrangement on their Interests (page 63)
In considering the recommendation of the Atlantica Board with respect to the Scheme of Arrangement and the Resolution, you should be aware that the Atlantica Directors, including the Executive Officer, have interests in the Transaction that may be different from, or in addition to, the interests of Atlantica Shareholders generally. Interests of Atlantica Directors, including the Executive Officer, that may be different from or in addition to the interests of Atlantica Shareholders generally include treatment of compensatory equity awards and eligibility for certain severance payments and benefits. For further information, see paragraph 4 of Part V (Additional Information) of this document. The Atlantica Board was aware of the different or additional interests described herein and considered these interests along with other matters in approving the Transaction Agreement.
Material United Kingdom Tax Consequences of the Transaction (page 65)
The comments set out below are based on current United Kingdom tax law as applied in England and Wales and HMRC published practice (which may not be binding on HMRC) as at the date of this document, both of which are subject to change at any time, possibly with retrospective effect. They are intended as a general guide to certain limited aspects of the United Kingdom tax treatment of the Scheme of Arrangement and, save where expressly stated otherwise, apply only to Atlantica Shareholders: (i) resident and, in the case of an individual, domiciled for tax purposes in the United Kingdom; (ii) to whom “split year” treatment does not apply; (iii) who hold their Atlantica Shares as an investment (other than under a pension arrangement or an ISA or a Lifetime ISA); and (iv) who are the absolute beneficial owners of their Atlantica Shares. The discussion does not address all possible tax consequences relating to the Scheme of Arrangement. This discussion does not address the tax considerations relevant to the receipt of Atlantica dividends. Certain categories of shareholders, including (but not limited to) trustees and persons holding their shares through trust arrangements, those carrying on certain financial activities, those subject to specific tax regimes or benefitting from certain reliefs and exemptions, those connected with Atlantica or ECP, and those for whom the shares are employment-related securities may be subject to special rules and this summary does not apply to such shareholders. It should be noted that these categories of Atlantica Shareholders may incur liabilities to U.K. tax on a different basis to that described herein. Nothing in this document should be taken as personal tax advice.
Atlantica Shareholders or prospective shareholders who are in any doubt about their tax position, or who are resident or otherwise subject to taxation in a jurisdiction outside the United Kingdom, should consult their own professional advisers immediately.
The disposal by an Atlantica Shareholder of their Atlantica Shares pursuant to the Scheme of Arrangement for the Consideration may, depending on the Atlantica Shareholder’s individual circumstances (including their tax base cost and the availability of exemptions, reliefs or allowable losses) give rise to a liability to U.K. tax on chargeable gains or, alternatively, an allowable capital loss.

No U.K. stamp duty or stamp duty reserve tax should be payable by the Atlantica Shareholders on a disposal of their shares in accordance with the Scheme of Arrangement. This applies to any Atlantica Shareholder.
U.S. Federal Income Tax Considerations (page 66)
The receipt by a U.S. Holder (as defined in paragraph 6 of Part V (Additional Information) of this document) of cash in exchange for Atlantica Shares as a result of the Scheme of Arrangement will be a taxable transaction for U.S. federal income tax purposes. Generally, for U.S. federal income tax purposes, a U.S. Holder will recognise gain or loss equal to the difference between the amount of cash it receives as a result of the Scheme of Arrangement and its aggregate adjusted tax basis in the Atlantica Shares that it exchanges for such cash.
Atlantica Shareholders that are U.S. Holders should carefully read the section entitled “U.S. Federal Income Tax Considerations” in paragraph 6 of Part V (Additional Information) of this document. Tax matters are complicated and the tax consequences of the Scheme of Arrangement to Atlantica Shareholders will depend upon the facts of their respective situations. Accordingly, each Atlantica Shareholder is urged to consult with his, her or its own tax adviser to determine the particular U.S. federal, state, local and non-U.S. tax consequences to it of the Scheme of Arrangement.
Antitrust Law and Regulatory Approvals (page 80)
Completion of the Transaction is subject to the receipt of certain regulatory approvals, including: (i) the expiration or early termination of the waiting period under the HSR Act; (ii) receipt of any necessary approval from each of CFIUS and FERC; (iii) receipt of any necessary approval required under Foreign Investment Laws in Italy and Spain; and (iv) receipt of certain antitrust approvals from the relevant Governmental Authorities in Mexico and South Africa.
No Appraisal Rights (page 55)
If Scheme Shareholders approve the Scheme of Arrangement at the Court Meeting and the Court sanctions the Scheme of Arrangement, then, subject to the Scheme of Arrangement becoming Effective in accordance with its terms, the Scheme of Arrangement will be binding on all Scheme Shareholders, including those who did not vote or who voted against it at the Court Meeting. If Scheme Shareholders approve the Scheme of Arrangement and the Court sanctions the Scheme of Arrangement, no Atlantica Shareholder will have “dissenters” or “appraisal” rights or otherwise have any right to seek a court appraisal of the value of Atlantica Shares. If the Scheme of Arrangement becomes Effective, all Scheme Shareholders will receive the Consideration.
Delisting and Deregistration of Atlantica Shares (page 54)
If the Transaction is completed, the Atlantica Shares will be delisted from Nasdaq and the Atlantica Shares will be deregistered under the U.S. Exchange Act.
Non-Solicitation; Change in Board Recommendation (page 76 and 78)
Under the Transaction Agreement, Atlantica is subject to certain restrictions on its ability to solicit competing proposals from third parties, to provide information to third parties, to enter into or continue discussions with third parties regarding competing proposals, to enter into any commitment with respect to any competing proposal, to recommend or approve any competing proposal or to change the recommendation of the Atlantica Board in favour of the Transaction, subject to customary exceptions.
Financing (pages 81 and 87)
Bidco has secured committed financing in connection with the Transaction, consisting of a combination of:
•
equity financing in the amount of USD 1,753.6 million to be provided by certain funds managed by ECP, who have agreed to capitalise Bidco subject to the terms and conditions set forth in the Equity Commitment Letter (the “Equity Financing”); and

•	debt financing to be provided by Banco Santander S.A., Barclays Bank plc, Goldman Sachs Bank USA, ING Capital LLC, Morgan Stanley Senior Funding, Inc, and MUFG Bank, Ltd. (together with any other financial institutions that join as parties thereto in accordance with the terms thereof), subject to the terms and conditions set forth in the Debt Commitment Letter. The Debt Commitment Letter provides for 364-day senior secured bridge loan facilities consisting of (a) a senior secured first lien term loan facility denominated in USD in an aggregate principal amount equal to USD 1,500 million (the “USD Initial Term Facility”); (b) a senior secured first lien delayed draw term loan facility denominated in USD in an aggregate principal amount to be determined by Bidco in its sole discretion, which shall reduce the USD Initial Term Facility on a dollar-for-dollar basis (the “USD DDTL Facility”); (c) a senior secured first lien term loan facility denominated in EUR in an aggregate principal amount equal to EUR 500 million (the “EUR Initial Term Facility”); (d) a senior secured first lien delayed draw term loan facility denominated in EUR in an aggregate principal amount to be determined by Bidco in its sole discretion, which shall reduce the EUR Initial Term Facility on a euro-for-euro basis (the “EUR DDTL Facility”); and (e) a USD 450 million multi-currency senior secured (collectively, the “Debt Financing”).
In addition, an affiliate of Bidco has provided a Guarantee with respect to, amongst other things, the payment of the termination fee payable by Bidco, in each case, subject to the terms of the Transaction Agreement and of the Guarantee.
The terms of the Equity Commitment Letter, the Debt Commitment Letter and the Guarantee are set out in paragraph 8 of Part V (Additional Information) of this document.
Termination (page 84)
The Transaction Agreement may be terminated and the Transaction may be abandoned at any time prior to the Effective Time (notwithstanding the receipt of the required Company Shareholder Approvals):
•	by mutual written agreement of Atlantica and Bidco;
•	by either Atlantica or Bidco if:
•	the Scheme of Arrangement has not become Effective on or before 11:59 p.m. on the End Date (“End Date Termination”);
•
a court or other Governmental Authority of competent jurisdiction has issued an Order that permanently enjoins, prevents or prohibits the consummation of the Transaction and such order has become final and non-appealable, or a Governmental Authority has enacted, entered, promulgated or enforced any other Law that prohibits or makes illegal the consummation of the Transaction;

•
the Court Meeting or General Meeting (including, in each case, any postponements or adjournments thereof) has been completed and the required Company Shareholder Approval voted on at the meeting has not been obtained (a “Vote-Down Termination”); or

•
the Court declines or refuses to sanction the Scheme of Arrangement, except that, if an appeal has been submitted by Atlantica in respect of any such decline or refusal, this right to terminate the Transaction Agreement may not be exercised until such appeal has been denied in a final determination (a “Court Refusal Termination”);

•	by Bidco if:
•	prior to the receipt of the Company Shareholder Approvals, a Company Adverse Recommendation Change has occurred (a “Recommendation Change Bidco Termination”); or
•
a breach of any representation or warranty or failure to perform any covenant or obligation on the part of Atlantica has occurred that would cause certain conditions to the obligations of Bidco to complete the Transaction not to be satisfied, and such breach or failure to perform (A) is incapable of being cured by the End Date or (B) has not been cured by Atlantica within the earlier of (x) thirty (30) days following written notice to Atlantica from Bidco and (y) the End Date, except that the Transaction Agreement may not be terminated pursuant to this termination right if Bidco is then in breach of any of its representations, warranties, covenants or obligations, which breach by Bidco would cause certain conditions to the obligation of Atlantica to complete the Transaction not to be satisfied (such termination, an “Atlantica Material Breach Termination”); or

•	by Atlantica if:
•
a breach of any representation or warranty or failure to perform any covenant or obligation on the part of Bidco has occurred that would cause certain conditions to the obligations of Atlantica to complete the Transaction not to be satisfied, and such breach or failure to perform (A) is incapable of being cured by the End Date or (B) has not been cured by Bidco within the earlier of (x) thirty (30) days following written notice to Bidco from Atlantica and (y) the End Date, except that the Transaction Agreement may not be terminated pursuant to this termination right if Atlantica is then in breach of any of its representations, warranties, covenants or obligations, which breach by Atlantica would cause certain conditions to the obligation of Bidco to complete the Transaction not to be satisfied (such termination, a “Bidco Material Breach Termination”);

•
prior to the receipt of the Company Shareholder Approvals, (A) the Atlantica Board (or any committee thereof) receives a competing proposal that the Atlantica Board deems to be a superior proposal, (B) Atlantica is in compliance in all respects (other than immaterial non-compliance that does not adversely affect Bidco) with its non-solicitation obligations under the Transaction Agreement, (C) the Atlantica Board has authorised the termination of the Transaction Agreement in accordance with its terms in order to enter into a definitive agreement in respect of such superior proposal, (D) concurrently with such termination, a definitive agreement in respect of such superior proposal is entered into and (E) Atlantica pays Bidco the Company Termination Fee concurrently with or prior to (and as a condition to) such termination (a “Recommendation Change Atlantica Termination”); or

•
(A) certain conditions to the obligations of Atlantica and Bidco to complete the transaction have been satisfied, (B) Atlantica has delivered written confirmation to Bidco that it stands ready, willing and able to consummate the transaction on such date and through the end of a five (5) Business Day period following delivery of such notice and (C) Bidco fails to consummate the Transaction within such five (5) Business Day period (a “Bidco Consummation Failure Termination”).

Company Termination Fee and Bidco Termination Fee (page 85)
Atlantica will pay Bidco a termination payment in an amount equal to USD 26,000,000 if the Transaction Agreement is terminated in the following circumstances:
•	a Recommendation Change Bidco Termination;
•	a Recommendation Change Atlantica Termination; or
•
(x) (A) by Atlantica or Bidco pursuant to an End Date Termination, Vote-Down Termination or Court Refusal Termination or (B) by Bidco pursuant to an Atlantica Material Breach Termination, (y) a bona fide competing proposal has been communicated to the Atlantica Board or publicly announced, disclosed or otherwise communicated to Atlantica within a prescribed timeframe and (z) within twelve (12) months of such termination of the Transaction Agreement, Atlantica enters into a definitive agreement for or consummates such competing proposal with a third party.

Bidco will pay Atlantica a termination fee in an amount equal to USD 116,000,000 if the Transaction Agreement is terminated in the event of (i) a Bidco Material Breach Termination or (ii) a Bidco Consummation Failure Termination.
Expense Reimbursement (page 85)
Atlantica will reimburse Bidco for its reasonable and documented out-of-pocket expenses, up to USD 12,500,000, if the Transaction Agreement is terminated by:
•	either Bidco or Atlantica due to failure to (i) receive approval by the Atlantica Shareholders at the Atlantica Shareholder Meetings or (ii) obtain the Court sanction of the Scheme of Arrangement; or
•	Bidco following an uncured breach by Atlantica of its representations, warranties or covenants that would cause a closing condition to not be satisfied.
In addition, if Atlantica commences a suit to obtain the Reverse Termination Fee or certain Bidco financing costs under the Transaction Agreement, or Bidco commences a suit to obtain the Company Termination Fee, then subject to the issuance of a favourable judgment, Atlantica or Bidco (as applicable) may recover enforcement expenses (including reasonable attorneys’ fees) up to USD 7,500,000.

QUESTIONS AND ANSWERS ABOUT THE ATLANTICA SHAREHOLDER MEETINGS
AND THE TRANSACTION
The following questions and answers address briefly some questions you may have regarding the Atlantica Shareholder Meetings and the proposals to be voted on at the Atlantica Shareholder Meetings. These questions and answers may not address all of the questions that may be important to you as an Atlantica Shareholder. Please refer to the more detailed information contained elsewhere in this document, the annexes to this document and the documents referred to or incorporated by reference in this document, which you should read carefully and in their entirety and which will be made available, subject to certain restrictions relating to persons resident in, or subject to the laws and/or regulations, of any Restricted Jurisdiction or resident in any jurisdiction where the extension or availability of the Transaction would breach any applicable law, on Atlantica’s website, at https://www.atlantica.com/web/en/investors/, following publication of this document.
Q:	Why am I receiving this document?
A.
On 27 May 2024, Atlantica entered into an agreement in connection with the acquisition of Atlantica by Bidco, whereby Bidco agreed to acquire (or to procure that its nominee(s) acquire) the entire issued and to be issued share capital of Atlantica for USD 22.00 per share in cash by way of a “scheme of arrangement” under Part 26 of the Companies Act. You are receiving this document in connection with the solicitation of proxies by the Atlantica Board in favour of approval of the Transaction.

Q:	What is a “scheme of arrangement”?
A.
A “scheme of arrangement” is a Court-sanctioned arrangement between a company and its shareholders, which can be used as a transaction structure to effect the acquisition or “takeover” of a company. The form of scheme of arrangement that will be used to implement the Transaction is set out in Part VIII (The Scheme of Arrangement) of this document. The Scheme of Arrangement will enable Bidco or its nominee(s) to acquire all of the Scheme Shares in issue at the Effective Time. In order to become Effective, the Scheme of Arrangement requires the approval of the requisite majorities of Scheme Shareholders and the sanction of the Court. Upon becoming Effective the Scheme of Arrangement will be binding on all Scheme Shareholders, whether or not they voted in favour of the Scheme of Arrangement.

Q:	What will I receive if the Scheme of Arrangement becomes Effective?
A.	If the Scheme of Arrangement becomes Effective, then:
•	all Scheme Shares will be transferred to Bidco or its nominee(s); and
•
holders of Scheme Shares at the Scheme Record Time (being 6.00 p.m. on the Business Day immediately prior to the Effective Date) will receive USD 22.00 in cash for each Scheme Share that they hold, subject to any applicable withholding taxes.

Q:	What is the Court Meeting?
A.
In order for the Scheme of Arrangement to become Effective, the Scheme of Arrangement must be approved by Scheme Shareholders, as further described below. This approval is obtained at a shareholder meeting convened with the permission of the Court referred to as the “Court Meeting”. The purpose of the Court Meeting is to allow the Court to ascertain whether Scheme Shareholders are in favour of the Scheme of Arrangement.

Q:	When and where is the Court Meeting?
A.
The Court Meeting will be held at the offices of Atlantica’s solicitors, Skadden, Arps, Slate, Meagher & Flom (UK) LLP, at 22 Bishopsgate, London EC2N 4BQ, United Kingdom at 2.00 p.m. on 8 August 2024.

Q:	What is the General Meeting?
A.
In addition to the approval of the Scheme of Arrangement at the Court Meeting, certain additional resolutions, necessary for Atlantica to implement the Transaction, are required to be approved at a general meeting of Atlantica Shareholders, referred to as the “General Meeting”.

Q:	When and where is the General Meeting?
A.
The General Meeting will be held at the offices of Atlantica’s solicitors, Skadden, Arps, Slate, Meagher & Flom (UK) LLP, at 22 Bishopsgate, London EC2N 4BQ, United Kingdom at 2.15 p.m. on 8 August 2024 or, if later, immediately after the conclusion or adjournment of the Court Meeting.

Q:	Who is entitled to attend and vote at the Court Meeting and the General Meeting?
A.
Only Shareholders of Record at the Voting Record Time will be entitled to attend and vote on the resolutions to be put to the Atlantica Shareholders at the Court Meeting and the General Meeting. Each Beneficial Holder as of the relevant record time set by his or her broker, bank, trust or other nominee will be entitled to direct his or her broker, bank, trust or other nominee how to vote such Atlantica Shares on the resolutions to be put to the Atlantica Shareholders at the Court Meeting and the General Meeting. At the close of business on 12 July 2024, there were 116,159,054 Atlantica Shares outstanding and entitled to vote at each of the Court Meeting and the General Meeting.

Shareholders of Record may be asked to present valid picture identification, such as a driver’s licence or passport, to attend the shareholder meetings. If you are a Beneficial Holder as of the relevant record time set by your broker, bank, trust or other nominee and wish to attend the Court Meeting and/or the General Meeting, you will need to bring evidence of your interest in Atlantica Shares in the form of a currently dated letter from your broker, bank, trust or other nominee and proof of your identity (such as a driver’s licence or passport). On verification of such evidence, you will be admitted to the Court Meeting and/or the General Meeting, but may not vote at the Court Meeting and/or the General Meeting unless you are a Shareholder of Record or hold a valid proxy from a Shareholder of Record as of the Voting Record Time.
If you are a Beneficial Holder, as a matter of English law, your name is not entered in Atlantica’s register of members. Accordingly, if you wish to vote directly (i.e., in your own name) at the Court Meeting and/or the General Meeting, you must become a Shareholder of Record by arranging for the completion of a stock transfer form by the applicable Shareholder of Record in respect of the Atlantica Shares that you wish to be transferred in your name of record, pay any related U.K. stamp duty, if applicable, and send the completed stock transfer request form and related documentation to Atlantica’s transfer agent, Computershare Trust Company, NA, prior to the Voting Record Time. Beneficial Holders who wish to vote directly at the Court Meeting and/or the General Meeting should take care to send such stock transfer form in respect of their Atlantica Shares to permit processing to be completed by Computershare Trust Company, N.A. prior to the Voting Record Time.
All communications concerning Shareholder of Record accounts, including address changes, name changes, share transfer requirement and similar issues, can be handled by contacting Computershare Trust Company, N.A., in its capacity as transfer agent, at https://www-us.computershare.com/Investor/ or by telephone at (i) +1 866-242-3610 within the U.S. or Canada or (ii) +1 732-491-0655 outside of the U.S. of Canada.
Q:	What matters will be voted on at the Atlantica Shareholder Meetings?
A.	At the Court Meeting, Scheme Shareholders (being those holders who hold Scheme Shares only) will vote on the approval of the Scheme of Arrangement.
At the General Meeting, Atlantica Shareholders (being those holders who hold any Atlantica Shares, including Scheme Shares and Excluded Shares) will vote on a special resolution to: (i) authorise the Atlantica Board to take all necessary action to carry the Scheme of Arrangement into effect; and (ii) amend the Atlantica Articles to ensure that any Atlantica Shares issued after the Scheme Record Time will be subject to the Scheme of Arrangement or otherwise transferred to Bidco or its nominee(s) so that no other person will hold Atlantica Shares following the Effective Date.
Q:	What constitutes a quorum for the Atlantica Shareholder Meetings?
A.
In connection with the General Meeting and the Court Meeting, a quorum will be present if two Atlantica Shareholders as at the Voting Record Time are present, in person or by proxy or by a duly authorised representative of a corporation which is an Atlantica Shareholder. As at the close of business on the Latest Practicable Date, there were 116,159,054 Atlantica Shares in issue. Abstentions and broker non-votes will be considered in determining the presence of a quorum at the General Meeting.

In addition, in connection with the Court Meeting there must be a sufficiently large (in the Court’s judgment) number of Scheme Shares included in the vote to fairly represent the opinion of Scheme Shareholders. Abstentions and broker non-votes will not be considered votes cast and will therefore not have any effect on the outcome of the vote at the Court Meeting.
Q:	What vote of Scheme Shareholders is required to approve the Scheme of Arrangement?
A.
At the Court Meeting, the Scheme of Arrangement will be approved by Scheme Shareholders if both: (i) a majority in number of Scheme Shareholders who vote (in person or by proxy) at the Court Meeting vote in favour of the Scheme of Arrangement; and (ii) Scheme Shares representing at least 75 percent in value of the total number of Schemes Shares voted (in person or by proxy) at the Court Meeting are voted in favour of the Scheme of Arrangement.

In addition to approval by Scheme Shareholders at the Court Meeting, approval of the Scheme of Arrangement will also require sanction by the Court. In considering whether to sanction the Scheme of Arrangement, the Court will consider whether there has been a sufficiently large (in the Court’s judgment) number of Scheme Shares included in the vote in favour of the Scheme of Arrangement to fairly represent the opinion of Scheme Shareholders, in addition to whether the required majority (as described above), is obtained.
At the General Meeting, the Resolution must be approved by Atlantica Shareholders representing at least 75 percent of the votes cast.
Q:	How does the Atlantica Board recommend that I vote?
A.	The Atlantica Board unanimously recommends that you vote in favour of the Scheme of Arrangement at the Court Meeting and in favour of the Resolution at the General Meeting.
Q:	How do Atlantica Directors intend to vote?
A.
The Atlantica Directors who beneficially own Atlantica Shares have agreed, and intend, to vote in favour of the Transaction at the Atlantica Shareholder Meetings in their capacity as shareholders in respect of their entire beneficial holdings of Atlantica Shares, which amounts to 141,991 Atlantica Shares, representing approximately 0.12% of the issued share capital of Atlantica as at the Latest Practicable Date.

Q:	What is the Court Hearing?
A.
In addition to the approval of the Scheme of Arrangement by the Scheme Shareholders at the Court Meeting and Atlantica Shareholders at the General Meeting, in order for the Scheme of Arrangement to become Effective, the Court must sanction the Scheme of Arrangement at a hearing. This hearing is referred to as the “Court Hearing”.

Q:	When and where is the Court Hearing?
A.
Subject to the approval of Atlantica Shareholders and the prior satisfaction of certain other Conditions to completion of the Transaction, the Court Hearing is expected to be held at the Court in the fourth quarter of 2024 or early first quarter of 2025. Atlantica will give notice of the Court Hearing and the expected Effective Date in due course by making such announcement available on Atlantica’s website at https://www.atlantica.com/web/en/investors/ and by furnishing to the SEC a current report on form 6-K in connection therewith.

Q:	When is the Transaction expected to be completed?
A.
As at the date of this document, it is expected that the Scheme of Arrangement will become Effective during the fourth quarter of 2024 or early first quarter of 2025. However, the Transaction cannot proceed until all of the Conditions are satisfied or waived (if capable of waiver) at or prior to the End Date in accordance with their respective terms, including the approval of the Scheme of Arrangement at the Court Meeting and the Resolution at the General Meeting. The Scheme of Arrangement also requires the sanction by the Court at the Court Hearing. In addition, under the Transaction Agreement, (i) without the written consent of Bidco, the Effective Date shall not occur prior to 25 August 2024 and (ii) without the written consent of Bidco and Atlantica, the Effective Date shall not occur prior to 27 November 2024 if (x) certain third-party consents and (y) a certain approval required by Bidco (unless Bidco has delivered written notice to Atlantica that it has determined it is not necessary to obtain such approval), in each case, have not been obtained in form and substance reasonably satisfactory to Bidco. It is possible that factors outside the control of Atlantica and ECP could delay the completion of the Transaction, or prevent it from being completed at all.
Q:	What happens if the Transaction is not completed?
A.
If the Scheme of Arrangement is not approved by Scheme Shareholders, or if the Transaction does not become Effective for any other reason, the Scheme of Arrangement will lapse and Scheme Shareholders will not receive any payment for their Scheme Shares in connection with the Transaction. Instead, Atlantica will remain a public company, and Atlantica Shares will continue to be registered under the U.S. Exchange Act and will continue to be listed and traded on Nasdaq. In the event that either Atlantica or Bidco terminates the Transaction Agreement, Atlantica may, in certain circumstances, pay Bidco a termination payment in an amount equal to USD 26 million or Bidco may, in certain circumstances, pay Atlantica a termination payment in an amount equal to USD 116 million.

Q:	What do I need to do now if I hold Atlantica Shares? How do I vote my Atlantica Shares?
A.
If you hold Scheme Shares registered in your own name, you are entitled to attend the Court Meeting to vote in person or to appoint another person or persons as your proxy or proxies to attend and vote in your stead, in accordance with the procedures further outlined in this document.

If you hold Atlantica Shares registered in your own name, you are entitled to attend the General Meeting to vote in person or to appoint another person or persons as your proxy or proxies to attend and vote in your stead, in accordance with the procedures further outlined in this document.
You are strongly encouraged to sign and return the Court Meeting Proxy Card for the Court Meeting as soon as possible. You are also encouraged to sign and return the General Meeting Proxy Card for the General Meeting at the same time as the Court Meeting Proxy Card for the Court Meeting. Proxy appointments may be submitted electronically by logging on to www.proxyvote.com and following the instructions there.
If you are a Beneficial Holder and you hold your Scheme Shares or Atlantica Shares through a broker, bank or other nominee you will need to contact your broker, bank or other nominee in order to submit your voting instructions for both the Court Meeting and the General Meeting.
Q:	Can I revoke my proxy?
A.	Any person submitting a Proxy Card pursuant to this solicitation has the power to revoke and change it at any time before it is voted.
If you are a registered holder of Atlantica Shares, you may revoke your proxy at any time before the vote is taken at the Court Meeting or the General Meeting, as applicable, by:
•	completing and returning a new Proxy Card to Broadridge or by submitting a new proxy appointment electronically by logging on to www.proxyvote.com and following the instructions there;
•	attending the Court Meeting and/or the General Meeting and voting in person; or
•	delivering a written notice of revocation by mail to Broadridge at Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.
Please note, however, that only your last validly delivered or received proxy will count (regardless of its date or of the date of its execution). If Broadridge is unable to determine which is last delivered or received, none of them shall be treated as valid. Attending the Court Meeting or General Meeting without taking one of the actions described above will not in itself revoke your proxy.
If you are a Beneficial Holder and you hold your Atlantica Shares indirectly through a broker, bank or other nominee, you will need to follow the instructions provided to you by your broker, bank or nominee in order to revoke your proxy or submit new voting instructions. If you hold your Atlantica Shares indirectly, you may also revoke a prior proxy by voting in person at the Court Meeting and/or General Meeting if you obtain a Proxy Card executed in your favour from your broker, bank or other nominee in order to be able to vote in person at such meeting.

Q:	What happens if I do not vote or if I abstain from voting on the proposals?
A.
If you are the registered holder of Atlantica Shares and do not vote either in person or by appointing another person as your proxy to attend and vote in your stead, your shares will not be counted for purposes of determining whether a quorum is present at the General Meeting or for calculating the proportion of votes “For” and “Against” at either of the Atlantica Shareholder Meetings.

If you are a Beneficial Holder and your Atlantica Shares are held by a broker, bank or other nominee, you will need to contact your broker, bank or other nominee in order to confirm the answer to this question. However, if you do not instruct your broker, bank or other nominee how to vote your Atlantica Shares, your Atlantica Shares will not be counted for purposes of calculating the proportion of votes “For” and “Against” at the Atlantica Shareholder Meetings. Broker non-votes will be considered in determining the presence of quorum at the General Meeting.
There is a “Vote Withheld” option to enable you to abstain from voting on the Resolution at the General Meeting. A “Vote Withheld” will count towards quorum at the General Meeting, however a “Vote Withheld” is not a vote in law and will not be counted in the calculation of the proportion of votes “For” and “Against” the Resolution at the General Meeting.
Q:	Will my Atlantica Shares held by a broker, bank or other nominee be combined for voting purposes with Atlantica Shares I hold of record?
A.
If you are a Beneficial Holder and your Atlantica Shares are held by a broker, bank or other nominee, these will not be combined for voting purposes with Atlantica Shares in relation to which you are the registered holder.

Q:	What happens if I sell my Atlantica Shares before completion of the Transaction?
A.
In order to receive the Consideration of USD 22.00 per Scheme Share, you must hold Scheme Shares at 6.00 p.m. on the Business Day immediately prior to the Effective Date, being the “Scheme Record Time”. Consequently, if you transfer your Scheme Shares before the Scheme Record Time, you will have transferred your right to receive the Consideration.

The Voting Record Time, which determines the Atlantica Shareholders entitled to vote at the Atlantica Shareholder Meetings, is 6.30 p.m. on 6 August 2024 or, if the Court Meeting or General Meeting is adjourned, 6.30 p.m. on the day which is two days (excluding non-working days in the United Kingdom) before the day of such adjourned meeting. If you transfer your Scheme Shares after the Voting Record Time but prior to the Scheme Record Time, you will retain any rights you hold to vote at the Atlantica Shareholder Meetings but not the right to receive the Consideration.
Q:	Should I send in my share certificates or other evidence of ownership now?
A.	No, do not send your certificates now.
There is no requirement for registered Atlantica Shareholders to take any action with regard to their share certificates at this stage. Upon the Scheme of Arrangement becoming Effective, share certificates in respect of Atlantica Shares will cease to be valid and Atlantica or Computershare Trust Company N.A., as the Paying Agent, will provide instructions to each registered holder of Atlantica Shares to deliver their share certificates to Atlantica (or in such other manner as Atlantica may direct) in order to receive the Consideration in respect of their Atlantica Shares. If you are a registered Atlantica Shareholder and have lost or are unable to locate your share certificates, please call Atlantica on +44 203 807 6709.
If you are a Beneficial Holder and your Atlantica Shares are held on your behalf by a broker, bank or other nominee, you may receive instructions from your broker, bank or other nominee as to what action, if any, you need to take in order to receive the Consideration in respect of such Atlantica Shares.
Q:	Where can I find more information about Atlantica?
A.	You can find more information about Atlantica from the various sources described in paragraph 10 of Part V (Additional Information) of this document.
Q:	Can I access these materials on the internet?
A.	These materials can be found at Atlantica’s website, https://www.atlantica.com/web/en/investors/.

Q:	Who can help answer my other questions?
A.
Atlantica Shareholders who have any questions about submitting their proxy appointment should contact Atlantica’s proxy solicitor, Georgeson LLC, by calling (i) +1 (866) 679-3747 within the U.S. or (ii) +1 (805) 885-0683 outside of the U.S.

Please note that Georgeson LLC cannot provide advice on the merits of the Scheme of Arrangement or the Transaction or give any financial, legal, investment or tax advice.

 PART I
LETTER FROM THE CHAIR OF ATLANTICA SUSTAINABLE INFRASTRUCTURE PLC

(incorporated in England and Wales with registered number 08818211)
Directors:	Registered office:
Michael Woollcombe (Independent Non-Executive Chair of the Atlantica Board)	Great West House (GW1)
Santiago Seage (Chief Executive Officer)	Great West Road
William Aziz (Independent)	Brentford, Middlesex
Arun Banskota	Greater London
Debora Del Favero (Independent)	TW8 9DF
Brenda Eprile (Independent)	United Kingdom
Ryan Farquhar
Michael Forsayeth (Independent)
Edward C. Hall (Independent)
16 July 2024
To all Atlantica Shareholders, participants in the Company Share Plans and persons with information rights
Dear Shareholder,
RECOMMENDED ACQUISITION
of
ATLANTICA SUSTAINABLE INFRASTRUCTURE PLC
by
CALIFORNIA BUYER LIMITED
a newly incorporated company controlled by funds managed by affiliates of
ECP V, LLC
1.	Introduction
On 27 May 2024, Atlantica entered into a definitive agreement pursuant to which Bidco, which is a newly incorporated company controlled by funds managed by ECP, agreed to acquire (or to procure that its nominee(s) acquire) the entire issued and to be issued share capital of Atlantica. Further information on ECP and Bidco is set out in paragraph 6 of Part II (Explanatory Statement) of this document.
I am writing to you on behalf of the Atlantica Board to explain the background to and terms of the Transaction, to encourage you to vote at the Atlantica Shareholder Meetings to be held on 8 August 2024 in connection with the Transaction, and to explain why the Atlantica Board is unanimously recommending that Atlantica Shareholders vote in favour of the resolutions to be put to the Atlantica Shareholder Meetings.
2.	Summary of the terms of the Transaction
The Transaction is to be effected by way of a Court-sanctioned scheme of arrangement under Part 26 of the Companies Act, which requires the approval of Scheme Shareholders at the Court Meeting, the passing of the Resolution at the General Meeting and the sanction of the Court.
In accordance with the terms of the Transaction, which is subject to the Conditions and further terms set out in Part III (Conditions to and Further Terms of the Scheme of Arrangement and the Transaction) of this document, Scheme Shareholders at the Scheme Record Time will be entitled to receive:
for each Scheme Share, USD 22.00 in cash
The terms of the Transaction:
•	value the entire issued share capital of Atlantica at approximately USD 2,555 million;
•	value Atlantica at approximately USD 8,135 million on an enterprise value basis, including assumed indebtedness and net of cash; and

•	represent a premium of approximately:
•	18.9% to the closing share price on 22 April 2024, the last trading day prior to the emergence of market rumours regarding a potential acquisition of Atlantica; and
•	21.8% to the 30-day volume weighted average trading price as of 22 April 2024.
The Scheme Shares will be acquired by Bidco or its nominee(s) with full title guarantee, fully paid and free from all liens, equitable interests, charges, encumbrances, rights of pre-emption and any other third-party rights or interests whatsoever (other than transfer restrictions arising under applicable securities laws) and together with all rights existing at the Effective Date or thereafter attaching thereto, including (without limitation) the right to receive and retain, in full, all dividends and other distributions (if any) declared, made or paid or any other return of capital (whether by way of reduction of share capital or share premium account or otherwise) made on or after the Effective Date in respect of the Scheme Shares.
The Transaction remains subject to the Conditions and further terms set out in full in Part III (Conditions to and Further Terms of the Scheme of Arrangement and the Transaction) of this document. The Conditions also include, amongst other things:
(i)
the approval by a majority in number of Scheme Shareholders representing not less than 75 percent in value of the Scheme Shares held by such Scheme Shareholders (or the relevant class or classes thereof, if applicable) in each case present, entitled to vote and voting, either in person or by proxy, at the Court Meeting and at any separate class meeting which may be required by the Court or at any adjournment of any such meeting;

(ii)
the Resolution being passed by Atlantica Shareholders representing not less than 75 percent of the total voting rights of Atlantica Shareholders present and voting, whether in person or by proxy, at the General Meeting;

(iii)
the Scheme of Arrangement being sanctioned by the Court with or without modification (but subject to any non-de minimis modifications being acceptable to Atlantica and Bidco, acting reasonably and in good faith);

(iv)	a copy of the Court Order being delivered to the Registrar of Companies;
(v)
no order having been issued by any Governmental Authority of competent jurisdiction that remains in effect and enjoins, prevents or prohibits the consummation of the Transaction and no applicable law having been enacted, entered, promulgated or enforced by any Governmental Authority that remains in effect and prohibits or makes illegal consummation of the Transaction; and

(vi)
any waiting period under the HSR Act (and any extensions thereof) applicable to the Transaction, and any commitment to, or agreement (including any timing agreement) with, any Governmental Authority to delay the consummation of, or not to consummate before a certain date, the Transaction, having expired or been terminated, and all other Clearances having been obtained (including in the form of a decision indicating a lack of jurisdiction) and remaining in full force and effect.

At this stage, subject to the approval and availability of the Court (which is subject to change), and subject to the satisfaction (or, where applicable, waiver) of the Conditions, it is currently expected that the Transaction will become Effective during the fourth quarter of 2024 or early first quarter of 2025. Under the Transaction Agreement, (i) without the written consent of Bidco, the Effective Date shall not occur prior to 25 August 2024 and (ii) without the written consent of Bidco and Atlantica, the Effective Date shall not occur prior to 27 November 2024 if (x) certain third-party consents and (y) a certain approval required by Bidco (unless Bidco has delivered written notice to Atlantica that it has determined it is not necessary to obtain such approval), in each case, have not been obtained in form and substance reasonably satisfactory to Bidco.
3.	ECP’s reasons for the Transaction
ECP has been investing in energy transition, environmental infrastructure, and sustainability focused businesses for almost two decades, with particular emphasis in the power generation and renewables sectors. ECP believes that Atlantica fits its investment criteria well due to Atlantica’s position as a sustainable infrastructure company with a majority of its business in renewable energy assets and a long and impressive track record of maximising value across a complex set of global assets.

ECP intends to support Atlantica’s management in their efforts to continue developing the business by investing in the transition towards a more sustainable world by developing, building, investing and managing renewable energy, storage and other sustainable infrastructure assets.
ECP’s access to patient capital and its expertise in electrification, decarbonization and sustainability will provide Atlantica with the expertise required to accelerate its growth which will help Atlantica deliver its long-term potential.
ECP believes that it is uniquely positioned to accelerate Atlantica’s development at this critical juncture and that the Transaction will provide additional attractive development opportunities as well as a spectrum of greener and more sustainable solutions for Atlantica’s stakeholders (such as employees, customers, debtholders and the communities in which Atlantica operates).
The views of ECP should not be construed as a recommendation to any Atlantica Shareholder as to how that Atlantica Shareholder should vote at the Court Meeting or the General Meeting.
4.	Atlantica Board recommendation
For the reasons set out in this document, the Atlantica Directors believe that the terms of the Transaction, including the terms of the Transaction Agreement, are fair and reasonable and that proceeding with the Transaction is likely to promote the success of Atlantica for the benefit of its shareholders as a whole, having had regard to the interests of other stakeholders, and unanimously recommend that Scheme Shareholders vote in favour of the Scheme of Arrangement at the Court Meeting and that Atlantica Shareholders vote in favour of the Resolution to be proposed at the General Meeting, as the Atlantica Directors intend to do, or to procure, in respect of their own beneficial holdings of Atlantica Shares amounting to, in aggregate, 141,991 Atlantica Shares representing approximately 0.12 percent of the existing issued ordinary share capital of Atlantica on the Latest Practicable Date.
5.	Opinion of Atlantica’s financial adviser
Based upon and subject to various assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken by Citi as more fully described in its written opinion, Citi advised the Atlantica Board as to the fairness, from a financial point of view and as of the date of such opinion, of the Consideration to be received in the Transaction by holders of Atlantica Shares (other than any parties to rollover or reinvestment arrangements, AQN and their respective affiliates) pursuant to the Transaction Agreement. Citi’s advice to the Atlantica Board with respect to the Consideration is set forth in Citi’s written opinion, dated 26 May 2024, attached to this document as ANNEX A, and which also sets forth in full the assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken by Citi in connection with such advice and opinion. The description of Citi’s opinion set forth herein is qualified in its entirety by reference to the full text of Citi’s opinion. Citi’s opinion was provided solely for the information of the Atlantica Board (solely in its capacity as such) in connection with its evaluation of the Consideration from a financial point of view and did not address any other terms, aspects or implications of the Transaction. Citi expressed no view as to, and its opinion did not address, the underlying business decision of Atlantica to effect or enter into the Transaction, the relative merits of the Transaction as compared to any alternative business strategies that might exist for Atlantica or the effect of any other transaction which Atlantica might engage in or consider. Citi’s opinion was not intended to be and did not constitute a recommendation as to how the Atlantica Board, and is not intended to be and does not constitute a recommendation to any securityholder as to how such securityholder, should vote or act on any matters relating to the Transaction or otherwise.
6.	Background to the Recommendation
The Transaction reflects the culmination of a rigorous sale process conducted by the Atlantica Board as part of a thorough and comprehensive review process of potential strategic alternatives available to Atlantica to maximise shareholder value, which was publicly announced on 21 February 2023 (the “Strategic Review”). The Strategic Review included the analysis of different strategic alternatives in which the Atlantica Board worked with the support and advice of Atlantica’s management and legal and financial advisers, Skadden, Arps, Slate, Meagher & Flom (UK) LLP (“Skadden”) and Citi. As part of this Strategic Review, a competitive sale process was conducted and involved engagement with 58 potential buyers, representing an extensive list of parties with the sector expertise and financial strength to execute a transaction of this size and nature. Through the Strategic Review, the Atlantica Board worked to improve the financial terms of the Transaction before ultimately accepting the highest offer of USD 22.00 per Scheme Share, representing an 18.9% premium to the closing price per Scheme Share on 22 April 2024, the last full trading day prior to the date on which market rumours regarding a potential transaction emerged. The Per Share Consideration also represents a 21.8% premium to Atlantica’s 30-day volume weighted average trading price as of 22 April 2024.
The following is a summary of the material events that led to the execution of the Transaction Agreement. This summary focuses on material events and milestones and does not purport to catalogue every conversation amongst the Atlantica Board, members of Atlantica’s management or Atlantica’s advisers and other parties. The names of certain parties have been anonymised in accordance with the Company’s confidentiality obligations.
Announcement of the Strategic Review
The Atlantica Board and senior management actively monitor and assess developments in the energy infrastructure industry and are generally aware of the business activities of, and transactions involving, Atlantica’s peers. In addition, on an ongoing basis, the Atlantica Board and senior management regularly evaluate options for achieving Atlantica’s long-term strategic goals and enhancing shareholder value in light of the business, competitive, regulatory, financing and economic environment and developments in the renewable energy industry.
In June 2022, the Atlantica Board and senior management held a strategy session during which they analysed market trends for the renewable energy sector. As part of such analysis, they determined that in recent years, many renewable energy companies had increased their focus on growth and that the value attributed to pipelines of projects under development in transactions in the private market generally had increased. The Atlantica Board considered different potential strategic alternatives, including amongst others: (i) continuing with the existing model, by maintaining a high dividend pay-out ratio to shareholders, building a pipeline of projects that would partially contribute to its growth and complement such growth with acquisitions, (ii) transitioning into a growth-oriented company, by increasing the amount invested in construction and development and decreasing the shareholder dividend pay-out ratio, and (iii) transitioning into a growth company model under private ownership and not as a public company. Atlantica’s Board and senior management discussed and considered each strategic alternative, including its respective potential advantages, risks and opportunities. The Atlantica Board also reviewed opportunities that could accelerate or serve as catalysts for some of the strategic alternatives referenced above, including acquiring a development platform or merging with an existing renewable energy business, which included reviewing approximately 18 peer companies. At that time, given the trading price of the Atlantica Shares and then prevailing market and economic conditions, the Atlantica Board concluded that maintaining the existing strategy was the best option. The Atlantica Board also concluded that, in a scenario in which Atlantica’s share price decreased for a long period, other strategies may better suit Atlantica and create more value for its shareholders.
Beginning in September 2022, Atlantica’s share price started declining, following the same trend as many of its publicly listed peers in the renewable energy sector. Financial analysts attributed such decline mainly due to interest rate increases and a decrease in positive expectations regarding renewable energy and ESG-related investments. In addition, in November 2022, research analysts covering both AQN and Atlantica began speculating on various strategic actions AQN could potentially take, including selling its stake in Atlantica. This speculation resulted in pressure on Atlantica’s share price, and Atlantica’s short interest increased between December 2022 and January 2023.
In light of the foregoing, Atlantica contacted various investment banking firms to discuss potential strategic or financial alternatives with a view towards enhancing shareholder value. The investment banking firms indicated that, in their view, the renewable energy sector would remain under pressure in the stock market given the increase in interest rates, an adjustment in the sector’s growth expectations and, particularly with respect to Atlantica, the challenges its significant shareholder was facing. Atlantica discussed with such investment banking firms potential strategic alternatives, including, amongst others, a going-private transaction with a financial sponsor, a merger with another renewable energy platform or a sale of Atlantica or certain of its assets.

In mid-November 2022, during the EEI conference in Florida, Santiago Seage, Atlantica’s Chief Executive Officer, met with Citi to discuss preliminarily potential strategic opportunities for Atlantica. On 29 November 2022, Michael Woollcombe, Chair of the Atlantica Board, and Santiago Seage met with Citi to discuss potential strategic opportunities for Atlantica and market conditions affecting the energy infrastructure industry.
On 15 December 2022, a meeting of the Atlantica Board was held, with representatives of Citi in attendance. At that meeting, Citi discussed with the Atlantica Board the renewable energy sector, Atlantica and four potential strategic alternatives for Atlantica: (i) continuing with the current business plan, (ii) transitioning to a self-funding renewable energy independent power producer with a lower pay-out to shareholders, (iii) an accelerated transition via acquiring or merging or closing a partnership with another renewable energy platform or developer and (iv) selling Atlantica. Following this meeting, at the request of the Atlantica Board, Citi continued its review of potential strategic and financial alternatives that could enable Atlantica to enhance shareholder value. As part of that process, and with the Atlantica Board’s authorisation, Citi contacted certain infrastructure investors to gauge their interest in working with Atlantica on several strategic options.
In January 2023, several analyst reports mentioned the possibility that AQN could divest its equity stake in Atlantica.
During the week of 16 January 2023, representatives of Atlantica, together with representatives of Citi, held in-person meetings with several large renewable energy funds to assess their potential interest in Atlantica or a transaction that could accelerate Atlantica’s transition to a higher growth company through M&A.
On 27 January 2023, the Chair of the Atlantica Board, Chief Executive Officer, General Counsel and Skadden held a conference call to discuss whether, given the work undertaken in the previous weeks, it would be prudent for Atlantica to publicly announce its strategic review, the process to approve and announce such review and related implications.
On 3 February 2023, a meeting of the Atlantica Board was held. At that meeting, the Atlantica Board and Citi discussed in further detail potential strategic alternatives available to Atlantica, including a potential take-private transaction. Following the meeting, the Atlantica Board decided to continue exploring potential opportunities through a process to be led by Citi and to formally engage Citi in connection with such process and any resulting transaction. The Atlantica Board also discussed whether it would be beneficial for Atlantica to publicly announce such strategic review process.
On 16 February 2023, a meeting of the Atlantica Board was held with representatives of Citi in attendance. At that meeting, the Atlantica Board discussed the Strategic Review plan and timeline and the draft Form 6-K prepared by Skadden announcing the decision to initiate the Strategic Review.
Following such meeting, on 20 February 2023, the Atlantica Board approved via written resolution in lieu of a meeting, initiating the Strategic Review. The Atlantica Board made its decision following several meetings with Atlantica’s management and advisers and potential investors and various discussions with certain shareholders of the Company, including AQN, and after having analysed current market conditions and potential alternatives available to enhance value for Atlantica’s shareholders. It was further resolved that, as part of the Strategic Review process, the initial outreach to potential buyers for Atlantica should be formalised through a competitive sale process. The Atlantica Board also reviewed and approved the proposed economic terms for Citi’s engagement as Atlantica’s exclusive financial adviser and, following such approval, Atlantica entered into an engagement letter with Citi on 17 February 2023.
On 21 February 2023, Atlantica publicly filed a Form 6-K with the SEC announcing the Atlantica Board’s decision to initiate the Strategic Review with the support of AQN.
Phase 1 of the Sale Process
During the first phase of the sale process, at Atlantica’s direction, Citi approached or was approached by 58 investors with potential interest in Atlantica. As a result, Atlantica entered into 12 customary non-disclosure agreements with potential investors. These included financial sponsors representing an extensive list of parties that had the sector expertise and financial strength to execute a transaction of this size and nature, as well as strategic investors. Potential investors that had expressed potential interest in Atlantica, including ECP, had several calls or meetings with representatives of Citi and some of them had calls or in-person meetings with Atlantica to address high-level questions and discuss overall process.

On 28 February 2023, a meeting of the Atlantica Board was held. At that meeting, the Atlantica Board, following the recommendation by the Atlantica Compensation Committee provided on 27 February 2023, approved cash bonuses for up to 10 executives and the Chief Executive Officer of Atlantica if a transaction was consummated as a result of the Strategic Review. The purpose of the Strategic Review Bonus was to retain talent for certain positions in the organisation considered relevant to the success of the Strategic Review. The details of the Strategic Review Bonus were subsequently approved by the Atlantica Board on 4 March 2023 via written resolution.
At the same board meeting of 28 February 2023, amongst other topics, the Atlantica Board discussed certain updates on the Strategic Review process, including a status update on the initial outreach to potential investors, next steps and timeline. Prior to the meeting, the members of the Atlantica Board received for their review drafts of Atlantica’s confidential information memorandum and process letter for phase 1. Following the Atlantica Board’s review and as directed by the Atlantica Board, Citi shared such materials with potential investors in accordance with the timeline approved by the Atlantica Board.
On 14 March 2023, potential investors that had signed customary non-disclosure agreements received (i) Atlantica’s confidential information memorandum, (ii) access to a virtual data room containing certain financial data of the Company, and (iii) a process letter requesting preliminary non-binding indications of interest by 12:00 p.m. (Eastern Time) on 27 April 2023 based on a review of such confidential information memorandum, the Company’s financial data, and publicly available information, including the Company’s public filings. A question and answer session with the Chief Executive Officer, Chief Financial Officer, and other representatives of Atlantica based on non-confidential information was offered to all potential investors prior to submission of a preliminary indication of interest. Eight potential buyers opted to hold such meetings or video conferences, including ECP.
On 6 April 2023, a meeting of the Atlantica Board was held with representatives of Citi and Skadden in attendance. At that meeting, the Atlantica Board, Citi and Skadden discussed certain updates on the Strategic Review, including a status update on the initial outreach to potential investors and preliminary feedback from potential investors. At the same meeting, representatives of Skadden presented certain key aspects of the Strategic Review process, including (i) an overview of the fiduciary duties applicable to the members of the Atlantica Board, (ii) an indicative timeline and proposed steps to implement a potential sale of Atlantica, (iii) key features of the Scheme of Arrangement under the Companies Act, and (iv) regulatory considerations in connection with a potential sale of Atlantica.
During phase 1, the 12 parties that had executed a non-disclosure agreement with Atlantica received Atlantica’s confidential information memorandum and financial model. As a result of phase 1, Atlantica held discussions with at least eight interested parties and received indications of interest from five parties, of which three were interested in a transaction resulting in a full acquisition of Atlantica. The two bidders that submitted preliminary indications of interest consisting of a full acquisition of Atlantica (other than ECP) are referred to herein as “Party A” and “Party B”, respectively. The Atlantica Board considered the proposed purchase prices and determined that Party A, Party B and ECP should be invited to the next phase of the process. The other two indications of interest consisted of financing structures to increase Atlantica’s growth through bigger investments in development and construction projects, including preferred equity financing, which Atlantica considered had an elevated cost.
On 4 May 2023, a meeting of the Atlantica Board was held with representatives of Citi in attendance. At that meeting, the Atlantica Board and Citi discussed certain updates on the Strategic Review, including a status update on the initial outreach to potential investors. The Atlantica Board and Citi discussed the terms of the five non-binding indications of interest submitted by potential investors during phase 1, including their respective proposed structures and interactions of such investors with representatives of Atlantica and Citi, and also discussed preliminary financial information included in such non-binding indications of interest. The Atlantica Board determined not to further pursue at that time the two non-binding letters offering to provide financing, as it determined that Atlantica could access alternative sources of financing at a lower cost. In addition, at that meeting, the Atlantica Board discussed Atlantica’s standalone prospects and share price performance since the announcement of the Strategic Review. The Atlantica Board noted that Atlantica’s share price had not recovered from a significant decline that started in April 2023, similarly to other yieldco and renewable independent power producer peers.

Phase 2 of the Sale Process
After receiving the non-binding indications of interest, upon the Atlantica Board’s instructions, Party A, Party B and ECP were granted access to a virtual data room containing certain non-public information on Atlantica. During the week of 22 May 2023, each of those parties also were invited to presentations by Atlantica’s management team (the “Management Presentation”) and due diligence sessions with key members of Atlantica’s management (the “Expert Sessions”).
The Management Presentation was delivered to ECP on 23 May 2023, to Party A on 24 May 2023 and to Party B on 24 May 2023. At the Management Presentations, certain members of Atlantica’s management team presented information relating to Atlantica’s business, operations and financial performance to representatives of Party A, Party B and ECP, respectively.
During the months of June and July 2023, certain parties conducted due diligence, including Q&As in writing and through video-conference. ECP conducted site visits to some of Atlantica’s assets in the US in June 2023.
On 8 June 2023, a meeting of the Atlantica Board was held with representatives of Citi in attendance. At that meeting, the Atlantica Board and Citi discussed, amongst other topics, certain updates on the Strategic Review, including the discussions held with Party A, Party B and ECP, respectively, and such parties’ feedback on the Management Presentations delivered on 23 and 24 May 2023, the current status of each relevant party’s engagement in the potential sale of Atlantica, next steps and timeline. At the same meeting, the Atlantica Board and Citi also discussed current market conditions.
Also on 8 June 2023, Party A decided to halt its due diligence review and indicated that it remained interested at a lower price. On that date, Atlantica suspended Party A’s access to the virtual data room.
On 15 June 2023, a third-party (“Party C”), which had not fully participated in the first phase of the sale process, contacted representatives of Citi and Atlantica to engage in the second phase of the sale process. Following execution of a customary non-disclosure agreement, Party C was granted access to the virtual data room. On 5 July 2023, with Atlantica’s consent, Party B contacted Party C with the intention of forming a potential consortium of investors.
On 17 July 2023, a meeting of the Atlantica Board was held with representatives of Citi in attendance. At that meeting, the Atlantica Board discussed, amongst other topics, general updates on the Strategic Review, including the discussions held with Party A, Party B, Party C and ECP, respectively, and the status of such parties’ due diligence review. At the same meeting, the Atlantica Board reviewed the draft of the phase 2 process letter (“Phase 2 Process Letter”) requesting the relevant bidders to submit an updated proposal with a comprehensive mark-up of the preliminary Transaction Agreement draft prepared by Skadden.
As of 17 July 2023, 11 Expert Sessions had been held via video call, nine of which were held with ECP, covering topics including, but not limited to, strategy, finance, tax, human resources and legal. Each Expert Session was attended by appropriate members of Atlantica’s management team and/or subject matter experts and representatives of the relevant bidder. Questions and topics for discussion were submitted by the relevant bidders in advance, which were addressed at the relevant Expert Sessions.
On 18 July 2023, the Phase 2 Process Letter was made available to Party A, Party B, Party C and ECP requesting final definitive proposals by 28 July 2023, together with a comprehensive mark-up of the Transaction Agreement.
Also, during July and August 2023, the Chair of the Atlantica Board and the Chief Executive Officer of Atlantica had several conversations with the CEO of the owner of a large portfolio of renewable energy assets (“Party D”). They discussed at a high level whether a merger of Atlantica with Party D’s renewable energy portfolio (“Alternative Project”) could create additional value for the shareholders of each of Party D and Atlantica. After a preliminary analysis based on public information, the Atlantica Board instructed management, together with Skadden and Citi, to consider alternatives for Atlantica and Party D’s renewable energy assets. Over the following several months, Atlantica’s management considered such a transaction with the assistance of Skadden and Citi.
During July 2023, Atlantica’s management also conducted a preliminary analysis of a potential investment in other development platforms in the United States and analysed three different opportunities. Atlantica’s management conducted a detailed analysis for one of these platforms, including conducting detailed due diligence for several months, holding various meetings and calls with the seller and submitting a non-binding proposal. In November 2023, after further negotiations, Atlantica decided not to proceed with this potential acquisition mainly given disagreements with the management team of the development platform and the general situation of the renewable energy sector, particularly after certain of Atlantica’s peers had announced reductions in their guidance and growth prospects. At that time, the Atlantica Board considered that the market likely would not have reacted positively to this potential transaction, particularly in a scenario in which Atlantica’s share price (and that of its peers) had been decreasing significantly.
In connection with the second phase of the sale process, ECP submitted an updated proposal on 28 July 2023 at USD 24.50 per Scheme Share. ECP’s updated proposal did not provide for certainty of financing. On the same date, Party C provided a verbal indication of approximately USD 25.00 per Scheme Share, but did not submit a written proposal. Meanwhile, Party B did not provide an updated proposal although it indicated that it was aligned on value with Party C. Certain bidders requested exclusivity and confirmation from the Atlantica Board that Atlantica would transact at their updated proposal prices.
On 31 July 2023, a meeting of the Atlantica Board was held with representatives of Citi in attendance. During this meeting, the Atlantica Board and Citi discussed the updated proposals received from the relevant bidders, including transaction structures and economics, financing certainty and due diligence progress to date. At the same meeting, Citi provided a general overview of the status of the renewable energy industry, noting the fact that Atlantica’s share price and those of its peers, had been declining in recent months. Citi also provided an update on the market’s interest rates and cost of capital, noting that interest rates were expected to remain high. The increase in the cost of capital, which is an important factor for the valuation of companies similar to Atlantica, was negatively affecting the share prices of renewable energy companies. As a result, sell-side analysts’ valuation of Atlantica Shares also had declined.
Considering the matters discussed at the Atlantica Board meeting of 31 July 2023, given the macroeconomic backdrop and recent share price performance of yieldco peers and renewable independent power producers peers and the lack of financing certainty of the updated proposals received from the relevant bidders to date, the Atlantica Board concluded that it was not appropriate for Atlantica to grant exclusivity on the terms requested by the relevant bidders at that time. The Atlantica Board also concluded that it was not appropriate for Atlantica to make any strategic evaluation or decision until Atlantica received and fully evaluated updated proposals from the relevant bidders, including certainty on financing. Following the discussions at that meeting, the Atlantica Board instructed Citi to (i) communicate the Atlantica Board’s decision to the relevant bidders, (ii) continue exploring the potential pairing of bidders into consortiums, and (iii) continue exploring and assessing other potential strategic alternatives that could enhance value for Atlantica’s shareholders.
During the week of 7 August 2023, following Party B’s request to partner with another third party and uncertainty regarding Party C’s interest, the Company and Party A resumed discussions and Party A was readmitted into the process.
On 16 August 2023, a meeting of the Atlantica Board was held with representatives of Citi in attendance. At that meeting, the Atlantica Board discussed, amongst other topics, general updates on the Strategic Review and the sale process, including on the updated proposals received from the relevant bidders, the implied transaction multiples in the current proposals then received and various alternatives under the Strategic Review process. At the same meeting, Citi provided a general capital markets update to the Atlantica Board regarding market conditions and selected yieldcos’ historical share price performance, historical trading multiples and financials based on publicly available information. Following the discussion at that meeting, the Atlantica Board decided to (i) continue advancing the process with ECP to complete confirmatory due diligence and finalise its limited partners syndication process; (ii) continue exploring the formation of a consortium with other bidders; and (iii) continue exploring other potential strategic alternatives.
Despite Party C’s indication that it may provide a written formal proposal by September 2023, Party C remained on the sidelines with no significant process engagement following 2 August 2023. Party B and Party A also showed no significant progress during that time.
On 21 September 2023, a meeting of the Atlantica Board was held with representatives of Citi in attendance. At that meeting, the Atlantica Board decided to terminate access to the virtual data room for Parties A, B and C and send relevant destroy-or-return notices with respect to confidential information shared with such parties. Meanwhile, ECP had continued advancing its due diligence exercise, seeking Expert Sessions and making site visits to Atlantica’s selected assets in Illinois and Texas and, since August 2023, had hired additional advisers and increased due diligence conference call requests. By September 2023, ECP had signed nine joinder agreements with potential co-investors to its confidentiality agreement signed with Atlantica.
On 25 September 2023, in accordance with Atlantica’s directives, Citi communicated to Party A that it would be removed from the process and on 26 September 2023 destruction notices were sent to Party A, Party B and Party C.
On 10 October 2023, ECP submitted a revised non-binding proposal to acquire Atlantica for USD 20.50 per Scheme Share (the “Revised Proposal”). The Revised Proposal was lower than the updated proposal received on 28 July 2023 at USD 24.50 per Scheme Share and was conditional on AQN entering into a voting agreement committing to support the proposed transaction. ECP attributed the decrease in price to macroeconomic factors that affected valuations for similar assets, and slower-than-expected growth of Atlantica. Since ECP’s July 28th letter, cost of capital had increased considerably, share prices of Atlantica’s peers had declined by approximately 20% and US 10-year bond yields had increased by approximately 20%.
On 13 October 2023, a meeting of the Atlantica Board was held with representatives of Citi in attendance. At that meeting, Citi provided an update on market conditions noting that since 2022 the renewable energy sector had experienced several challenges, including a downward trend in trading performance, with the power and utilities sector underperforming the broader market. Citi indicated that investors’ views regarding growth prospects were likely negatively affected by inflation-driven cost pressures and supply chain issues that delayed new project developments. From the beginning of 2023 until 26 September 2023, the share price of Atlantica and its peers had continued to decline. Citi indicated that these share price declines were likely the result of, amongst other factors, increasing interest rates, inflation driven cost pressures and delays in supply chains (and thus in the execution of projects). Additionally, certain renewable energy companies announced impairments and cancellation of contracts in offshore wind projects. Some of Atlantica’s peers also announced decreases in their dividend per share growth outlook, which raised concerns on their financing structure and sell-side analysts had decreased their target price recommendations across the industry.
At that same meeting, the Atlantica Board discussed the terms of the Revised Proposal. Citi provided an update on the discussions held with representatives of ECP. Following discussions and in order to make an informed decision and determine the best option to enhance value for Atlantica’s shareholders, the Atlantica Board instructed Atlantica’s senior management, together with Citi, to assess whether the Revised Proposal was reasonable in terms of value compared to a preliminary estimate of Atlantica’s value.
On 24 October 2023, a meeting of the Atlantica Board was held with representatives of Citi and Skadden in attendance. At that meeting, the Atlantica Board discussed, amongst other topics, general updates on the Strategic Review, including an assessment by Atlantica’s senior management of the Revised Proposal and a preliminary financial analysis prepared by Citi. The Atlantica Board and Citi also discussed the advantages and disadvantages of each potential strategic alternative. At the same meeting, representatives of Skadden provided an update on the legal considerations related to the Strategic Review process, including a potential sale of Atlantica.
Following that meeting, both the Atlantica Board and AQN indicated that the Revised Proposal was not acceptable and, as instructed by the Atlantica Board, Citi communicated that message to ECP.
During the month of October 2023, a potential bidder contacted in connection with the Strategic Review process that had not submitted a non-binding proposal during phase 1 (“Party E”) contacted Citi several times inquiring about the process. On 26 October 2023, Party E contacted Citi with the intention to engage again in the process and the Atlantica Board granted Party E access to Atlantica’s data room.
On 6 November 2023, a meeting of the Atlantica Board was held with representatives of Citi in attendance. At that meeting, the Atlantica Board discussed, amongst other topics, an update on market conditions in the renewable sector and potential strategic alternatives in light of then current market conditions. Valuations in the sector had not recovered, making the access to equity at a reasonable cost very difficult. In this context, the Atlantica Board discussed the advantages and disadvantages of different business models, including the current yieldco business model, public renewable independent power producers and private renewable independent power producers. The Atlantica Board analysed different potential options to enhance shareholder value, including a sale of Atlantica, a transition to a higher growth model through M&A or other types of transition without involving a large M&A transaction. Meanwhile, ECP continued progressing its due diligence review and actively sourcing co-investments from limited partners.
On 7 November 2023, certain members of Atlantica’s management team presented the Management Presentation to Party E, including information relating to Atlantica’s business, operations and financial performance.
On 16 November 2023, Party E submitted a non-binding indication of interest valuing Atlantica’s share price at a range of USD 20-22 per Scheme Share.
On 22 November 2023, Atlantica entered into a customary non-disclosure agreement with Party D with respect to the Alternative Project as part of the Atlantica Board’s desire to explore all potential strategic alternatives.
On 6 December 2023, a meeting of the Atlantica Board was held with representatives of Citi and Skadden in attendance. At that meeting, the Atlantica Board discussed, amongst other topics, the current status of the Strategic Review, including the status of the Alternative Project, the terms of the Revised Proposal received from ECP and Party E’s non-binding indication of interest, and the financing certainty thereof. At the same meeting, the Atlantica Board and Citi also discussed an updated preliminary financial analysis prepared by Citi, including implied transaction metrics based on current bidders’ indications. Citi also provided a general update on market conditions and representatives of Skadden provided a general update on the legal matters related to the Strategic Review process, including legal considerations of the sale process.
Following that meeting, Atlantica indicated that a purchase price below the high-end of the ranges set forth in the Revised Proposal and Party E’s non-binding indication of interest would not be acceptable. The Atlantica Board directed Atlantica’s senior management and Citi to engage in further discussions with ECP and Party E to invite them to reconsider their respective proposals at a higher purchase price.
On 15 December 2023, a meeting of the Atlantica Board was held with representatives of Citi in attendance. At that meeting, the Atlantica Board discussed, amongst other topics, general updates on the Strategic Review process, the Alternative Project and the sale process.
Late in 2023, Atlantica received an inbound request to participate in the Strategic Review from another potential bidder (“Party F”) that previously had not been involved in the process. Party F was informed that Atlantica’s process was at an advanced stage and was encouraged to submit a preliminary indicative offer based on public information. Party F communicated to Atlantica that, after reviewing public information, it would not be able to provide an offer at an acceptable premium.
ECP Transaction
On 19 January 2024, ECP submitted a final proposal to acquire Atlantica for USD 21.75 per Scheme Share (the “Final Proposal”), representing a 12% premium to the closing price per Scheme Share on 18 January 2024.
On 2 February 2024, the Atlantica Board met to consider the Final Proposal with representatives of Citi and Skadden in attendance. Citi reviewed with the Atlantica Board the financial terms of the Final Proposal. In the Final Proposal, ECP confirmed that it had obtained preliminary approvals on its equity and debt financing for the transaction, and that its due diligence review was substantially complete and requested a four-week exclusivity period to finalise due diligence, conduct in-person meetings with management and execute transaction documents. After careful consideration, the Atlantica Board instructed Citi to continue the negotiations with ECP to maximise the price offered per Scheme Share and Citi thereafter engaged with ECP on behalf of Atlantica as so instructed by the Atlantica Board. At the same board meeting, Citi discussed with the Atlantica Board preliminary financial matters relative to the Alternative Project and potential structures. The Atlantica Board agreed to present a non-binding proposal to Party D regarding the Alternative Project.
After Citi conveyed the message on price to ECP as instructed by the Atlantica Board, further negotiations continued between representatives of ECP, on one hand, and Atlantica and Citi, on the other hand. On 12 February 2024, ECP submitted an updated final indicative offer to acquire the Company at a price of USD 22.00 per Scheme Share, representing an approximately 19% premium to the closing price per Scheme Share on 9 February 2024 (the “Updated Final Proposal”). The Updated Final Proposal provided, amongst other terms, that ECP (i) had obtained all necessary internal approvals for the Transaction, (ii) had substantially finalised its due diligence review of Atlantica, (iii) had obtained the preliminary debt financing commitments required to fund the Transaction, and (iv) was advanced in securing equity commitments from co-investors. Together with the Updated Final Proposal, ECP submitted (1) a term sheet outlining the terms of the Transaction Agreement that ECP would be willing to accept and (2) draft commitment papers from MUFG Bank.
Also on 12 February 2024, Atlantica submitted a non-binding offer to Party D related to the Alternative Project providing for consideration to be paid by Atlantica in a mix of cash and shares. Party D communicated later that Atlantica’s proposed purchase price was below Party D’s expectations and that Atlantica would only advance to the second round of the Alternative Project if such price was increased.
On 23 February 2024, the Atlantica Board met to consider the Updated Final Proposal and relevant feedback on the Alternative Project with representatives of Citi and Skadden in attendance. Citi reviewed with the Atlantica Board the financial terms of the Updated Final Proposal and an updated preliminary financial analysis. At the same meeting, representatives of Skadden presented certain key updates on the proposed transaction, including (i) an overview of the Scheme of Arrangement under the Companies Act, (ii) an indicative timeline for regulatory approvals, and (iii) key terms and conditions of the Updated Final Proposal, including the debt commitment papers. After careful consideration, the Atlantica Board unanimously resolved to accept the terms of the Updated Final Proposal and proceed to negotiate a transaction with ECP subject to ECP fully securing debt and equity financing. In addition, the Atlantica Board further considered the status of its discussions with respect to Alternative Project and decided not to revise the purchase price initially proposed.
Prior to this meeting, the Chair of the Atlantica Board and the Chief Executive Officer of Atlantica had discussed with the interim Chief Executive Officer of AQN the potential willingness of AQN to sign a commitment to sell its Atlantica Shares to ECP at a price of USD 22 per Scheme Share in the event that the Atlantica Board proceeded with the Updated Final Proposal. As part of their ordinary course practise, representatives of Atlantica met periodically with the Chief Executive Officer (and, following his replacement, with the Interim Chief Executive Officer) of AQN to discuss and update each other on certain business matters concerning Atlantica. The Chair of the Atlantica Board and the Chief Executive Officer of Atlantica continued that practise during the Strategic Review and the negotiation of the Transaction between Atlantica and ECP, including discussion of progress and key aspects of the Transaction.
On 29 February 2024, a meeting of the Atlantica Board was held. At that meeting, the Atlantica Board discussed, amongst other topics, general updates on the Strategic Review, including the status of the sale process.
On 15 March 2024, Atlantica received draft debt commitment letters from ECP.
On 25 March 2024, ECP shared a mark-up of the Transaction Agreement prepared by Latham & Watkins LLP (“Latham”), ECP’s external counsel, with Citi. On 29 March 2024, Skadden met with certain representatives of Atlantica to discuss certain material issues relating to the mark-up, including, amongst others, the applicable standard for any regulatory divestments, and termination and reverse termination fees. In addition, ECP requested an irrevocable voting support agreement from AQN, without customary termination rights, to support the Transaction, which Atlantica and AQN rejected.
On 2 April 2024 and 3 April 2024, ECP and Atlantica advanced discussions through in-person meetings held in New York.
On 2 April 2024, Skadden circulated a revised mark-up of the Transaction Agreement to Latham.
On 3 April 2024, certain members of Atlantica’s senior management team delivered a presentation on Atlantica’s business, operations and corporate structure to representatives of ECP.
On 8 April 2024, representatives of Skadden had a call with Latham to discuss certain key aspects of the draft Transaction Agreement circulated by Skadden and outline certain outstanding points that were key to the evaluation of ECP’s offer by the Atlantica Board, including, amongst others, the applicable standard for regulatory divestments, and termination and reverse termination fees. On the same day, Latham circulated a revised mark-up of the Transaction Agreement.
On 12 April 2024, a meeting of the Atlantica Board was held with representatives of Citi and Skadden in attendance. At that meeting, the Atlantica Board received an update on the Transaction and the status of the discussions with ECP.

From 15 April 2024 to 19 April 2024, representatives of Skadden and Atlantica met on several occasions to discuss key open points in the draft Transaction Agreement, which included, amongst others, applicable standard for any regulatory divestments, and termination and reverse termination fees.
On 17 and 19 April 2024, Skadden circulated updated drafts of the Transaction Agreement to Latham.
On 21 April 2024, ECP shared a list of outstanding material points with the Chief Executive Officer of Atlantica, which included, amongst other things, applicable standard for any regulatory divestments, termination and reverse termination fees. In addition, ECP proposed certain revisions to the termination provision of the AQN Support Agreement. On the same day, Latham shared the same list of outstanding material issues with Skadden.
On 22 April 2024, Latham and Skadden had a call to discuss outstanding points in the draft Transaction Agreement.
On 23 April 2024, Betaville, a website which publishes information on transactions, issued an alert on rumours about takeover interest in Atlantica.
On 28 April 2024, Latham circulated to Skadden comments to the AQN Support Agreement.
On 29 April 2024, a meeting of the Atlantica Board was held with representatives of Citi and Skadden in attendance. At the meeting, material terms of the transaction documents were discussed, including the conditions to closing, equity and debt financing undertakings, Company and ECP termination fees, and potential issues with closing and interim operating covenants. The Atlantica Board also discussed the terms of ECP’s equity and debt financing commitments and the Transaction timeline, including with respect to regulatory approvals.
On 1 May 2024, Weil, Gotshal & Manges LLP (“Weil”), outside counsel to AQN, circulated a first draft of the AQN Letter Agreement to Skadden, which provided for certain agreements amongst Atlantica, AQN and Liberty in connection with the Scheme of Arrangement and the Transaction, including, amongst others, termination of AQN’s and Liberty’s standstill obligations under the Shareholders Agreement and Enhanced Cooperation Agreement upon closing of the Transaction or a termination of the Transaction Agreement. In the following weeks, Weil and Skadden met on several occasions to discuss and finalise the terms of the AQN Letter Agreement.
On 2 May 2024, Bloomberg published an article stating that ECP was in advanced talks to acquire Atlantica.
On 7 May 2024, a meeting of the Atlantica Board was held with representatives of Citi and Skadden in attendance. At the meeting, the Atlantica Board was updated by Skadden as to key terms of the transaction documents.
On 9 May 2024, Latham delivered a revised draft of the Transaction Agreement which reflected certain agreements reached by the parties. On the same day, representatives of ECP, Latham, Atlantica, Skadden, AQN and Weil held a call to discuss key outstanding points under the draft Transaction Agreement and the AQN Support Agreement.
On 13 May 2024, Latham and Skadden discussed by video call outstanding points under the draft Transaction Agreement.
On 19 May 2024, Latham circulated an updated draft of the AQN Support Agreement to Skadden and Weil that reflected the agreement reached amongst Atlantica, ECP and AQN in respect of the termination provision thereof. On the same day, Latham circulated an updated draft of the Transaction Agreement to Skadden.
On 20 May 2024, Skadden circulated an updated draft of the AQN Support Agreement to Latham and Weil.
On 21 May 2024, Skadden circulated an updated draft of the Transaction Agreement and later on the same day, other ancillary documents.
On 22 May 2024, following multiple calls between Latham and Skadden, Latham circulated updated drafts of the Transaction Agreement and other ancillary documents.
On 23 May 2024, all parties and their respective legal counsel held a video call to discuss outstanding points under the transaction documents and Skadden circulated an updated draft of the Transaction Agreement and a draft of the Director Support Agreements to be entered into by Atlantica’s directors.

On 24 May 2024, Latham circulated an updated draft of the Transaction Agreement and certain changes to the voting and transaction support agreements to be entered into by Atlantica’s directors. On the same day, the AQN board of directors approved entering into the AQN Support Agreement and the AQN Letter Agreement.
Later on 24 May 2024, Skadden circulated an updated draft of the Transaction Agreement.
From 25 to 27 May 2024, Atlantica, ECP and AQN negotiated a number of outstanding points in the draft Transaction Agreement and other ancillary documents and the parties finalised the transaction documents, press release and Form 6-K.
On 26 May 2024, the Related Party Transactions Committee of the Atlantica Board met to discuss the Transaction and, after due and careful consideration, unanimously approved to recommend to the Atlantica Board the entry by the Company into the AQN Letter Agreement and AQN Support Agreement.
On 26 May 2024, a meeting of the Atlantica Board was held with representatives of Citi and Skadden in attendance. At the board meeting, the Atlantica Board was updated by Skadden as to the final material terms of the transaction documents. Representatives of Skadden presented an overview of the legal terms of the final form of the Transaction Agreement that had been negotiated with ECP, noting that a number of terms had been improved through the negotiation process and that the transaction documents included fully financed equity and debt financing pursuant to the Equity Commitment Letter and Debt Commitment Letter. Also at this meeting, Citi reviewed its financial analysis of the Consideration with the Atlantica Board and rendered an oral opinion, confirmed by delivery of a written opinion dated 26 May 2024, to the Atlantica Board to the effect that, as of such date and based on and subject to various assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken by Citi as set forth in its written opinion, the Consideration to be received in the Transaction by the holders of Atlantica Shares pursuant to the Transaction Agreement was fair, from a financial point of view, to such holders (other than any parties to rollover or reinvestment arrangements, AQN and their respective affiliates). After carefully considering the proposed transaction with ECP, the strategic alternatives available to the Company during the Strategic Review process and the information discussed at the meeting, and in light of its statutory duties under English law, the Atlantica Board unanimously resolved that it was in the best interests of Atlantica’s shareholders as a whole to enter into the Transaction and the Transaction Agreement. The Atlantica Board also unanimously resolved to recommend that Atlantica’s shareholders vote in favour of the Scheme of Arrangement at the Court Meeting and the Resolution to be proposed at the General Meeting. The Transaction Agreement was entered into on 27 May 2024. Entry into the Transaction Agreement was announced by Atlantica in a press release on 28 May 2024 and a copy of the Transaction Agreement, the press release, the AQN Support Agreement, the AQN Letter Agreement and the form of the Director Support Agreements were filed with the SEC as exhibits to the Company’s Form 6-K.
Summary
The Transaction reflects the culmination of a rigorous, competitive sale process conducted by Atlantica with the support and advice of Atlantica’s management and legal and financial advisers in parallel with consideration of other strategic options and potential transactions as part of the publicly announced Strategic Review. The sale process involved engagement with 58 potential buyers, representing an extensive list of parties with the sector expertise and financial strength to execute a transaction of this size and nature.
7.	Reasons for the Recommendation
In evaluating the Transaction Agreement, the Transaction and the other transactions contemplated by the Transaction Agreement, the Atlantica Board consulted extensively with senior management of Atlantica and Atlantica’s legal and financial advisers. In the course of making the determination that the Transaction is in the best interests of Atlantica and Atlantica’s shareholders as a whole and to unanimously recommend that the Atlantica Shareholders vote in favour of the Scheme of Arrangement at the Court Meeting and the Resolution to be proposed at the General Meeting, the Atlantica Board considered numerous reasons, including the following material reasons and benefits to the Transaction:
•	Acquisition price; premium to the trading price of the Atlantica Shares. The Consideration represents a premium of approximately:
•	18.9% to the closing price of Atlantica Shares on 22 April 2024, the last trading day prior to the emergence of market rumours regarding a potential acquisition of Atlantica; and
•	21.8% to the 30-day volume weighted average trading price as of 22 April 2024.

•	Cash consideration; certainty of value. The form of consideration payable to Atlantica Shareholders is cash, which will provide Atlantica Shareholders with certainty of value and immediate liquidity.
•
No financing condition. The Transaction is not subject to a financing condition, and Bidco will have sufficient cash resources to pay the amounts required to be paid under the Transaction Agreement based on the Equity Commitment Letters and the Debt Commitment Letters. Further, the Debt Commitment Letters are provided by reputable financing sources with limited and customary conditionality to funding.

•
Competitive public sale process. As further described in the “Background to the Recommendation” section above, the Transaction is the culmination of a thorough and comprehensive public strategic review process conducted by Atlantica with the support and advice of Atlantica’s management and legal and financial advisers. The Strategic Review involved: contacting 58 different potential bidders, entering non-disclosure agreements with 13 potential bidders, holding discussions with eight interested parties and receiving preliminary, non-binding indicative proposals from and providing confidential information to four bidders. Further, should any other party be interested in pursuing a transaction on terms more favourable to Atlantica and its shareholders than those contemplated by the Transaction Agreement, the terms of the Transaction Agreement do not prevent such other party from pursuing such a transaction or such Superior Proposal being successful. Based on the value, timing, risk allocation and other terms and conditions negotiated with ECP, the Atlantica Board determined that the Transaction is in the best interests of Atlantica and Atlantica’s shareholders as a whole.

•
Strategic alternatives. During the Strategic Review process, the Atlantica Board also considered other possible strategic alternatives and transactions, including those discussed below, determining that the Transaction was the best option available at the time of signing the Transaction Agreement.

Prior to commencing the Strategic Review process, Atlantica’s growth strategy had begun shifting from being primarily reliant on the acquisition of assets already in operation to the development and construction of new assets. The latter option was considered by the Atlantica Board as more advantageous to Atlantica as it was expected to generate higher returns on the capital invested and provide better visibility on future growth. However, maintaining a high dividend pay-out ratio to shareholders while financing the construction of such assets had the potential to prove challenging over time given competing cash needs. Thus, the Atlantica Board was aware that maintaining a yieldco model could limit Atlantica’s ability to grow through the development and construction of new assets. The Atlantica Board was also aware that there would likely be a need over time to change Atlantica’s dividend policy, by reducing its dividend, to achieve better growth results. In addition, unlike most of its peer companies in the renewable energy sector, Atlantica was not backed by a financial sponsor and was perceived by the market as a company with lower growth potential than its peers, a negative attribute that had been mentioned in various renewable energy analyst reports in recent years. In light of the foregoing, during the Strategic Review, the Atlantica Board considered an extensive range of options, including, amongst others, selling the entire issued share capital of Atlantica and the following alternatives:
•
Transitioning to a renewable energy independent power producer (“IPP”). The IPP model already exists in Europe and Canada, with pay-out ratios ranging between 20% and 60% of the applicable earnings or cash metric. Transitioning Atlantica’s model to a renewable energy IPP with a lower pay-out ratio would potentially allow Atlantica to redeploy part of the cash generated by operations towards the development and construction of new projects and potentially better enable Atlantica to capture the energy transition opportunity. However, transitioning to a renewable energy IPP would require Atlantica to increase its development and construction pipeline. The Atlantica Board considered whether such transition could be facilitated or accelerated through an acquisition of or merger with a developer in the United States. The Atlantica Board evaluated the potential acquisition of various large renewable energy developers in the United States and, as part of that, Atlantica engaged in discussions with one such developer regarding a potential acquisition of that developer, including by obtaining access to a data room and reviewing financial projections of the developer.

However, the Atlantica Board also considered that a business model transition for a publicly listed company is challenging as it entails repositioning Atlantica in the market as a high-growth potential company and presenting to investors a new equity story. In addition, as transitioning to a renewable energy IPP would require a dividend reduction, the Atlantica Board considered it likely to cause a change in the investor base and potentially have a negative impact on Atlantica’s share price in the short term. It was uncertain whether Atlantica, if it announced an intention to transition to a renewable IPP model, would be able to maintain investor confidence or achieve and maintain an advantageous valuation in the public markets.
•
Merging with a public or private renewable company or IPP that already has a pipeline of renewable projects under development. Over the course of the Strategic Review, the market for renewables businesses generally became more challenging mainly given interest rate increases, a decrease in positive expectations regarding renewable energy and ESG-related investments, inflation driven cost pressures and delays in supply chains (and thus in the execution of projects). In addition, certain renewable energy companies announced impairments and cancellation of contracts and some of Atlantica’s peers announced decreases in their dividend per share growth outlook, which raised concerns regarding their financing structure. As part of the Strategic Review, the Atlantica Board considered whether merging with another company would enable Atlantica to increase its operational scale, enhance its growth, decrease its cost of capital and become more competitive. Having a larger scale generally would allow Atlantica to benefit from lower costs, as it would increase Atlantica’s negotiation leverage with suppliers and generally result in a lower cost of capital as larger companies commonly benefit from lower equity volatility in the public markets and better financing terms via improved credit, bank relationships and an enhanced ability to obtain corporate debt and revolving credit facilities, thus lowering the cost of debt.

During the Strategic Review, the Atlantica Board analysed the possibility of a merger, held conversations with potential parties and actively considered and pursued a merger opportunity involving a sizeable portfolio of renewable assets in operation and in development in North America as described in more detail in the “Background to the Recommendation” section above. Atlantica obtained access to Party E’s data room, analysed its financial projections, held several calls and video conferences with Party E, and assessed potential financing options and the impact of a potential merger on key metrics of Atlantica. Atlantica also considered the potential implications of this merger, including the potential market reaction, the potential to achieve synergies, integration considerations and costs, pro forma capital allocation, debt structure and ownership and relevant shareholder approval requirements for Atlantica.
•
Pursuing a “no-growth” alternative. The Atlantica Board also considered transitioning to a business model in which Atlantica would not pursue growth opportunities, either through construction and development or additional acquisitions and would continue to operate some or all of its existing assets until their decommissioning, which would reduce costs. The Atlantica Board concluded that this alternative was not in the best interests of Atlantica and its shareholders, particularly if the Company were to remain publicly listed, as it was unlikely to attract interest from existing or potential investors.

•
Capital markets. From 17 February 2023, the trading day prior to the public announcement by Atlantica of the Strategic Review, until 22 April 2024, the last trading day before market rumours of a sale of Atlantica to ECP, Atlantica’s share price declined by 29% from $25.91 to $18.51. During the same period, the share prices of Atlantica’s peers also declined, ranging from a 23% decline to an almost 62% decline.

The Atlantica Board believes that during the first half of 2023, the decline in the share prices of renewable energy companies was generally the result of, amongst other things, increasing interest rates, inflation-driven cost pressures and delays in supply chains (and thus in the execution of projects). Given in part these factors, certain renewable energy companies announced impairments and cancelation of contracts. In addition, on September 27, 2023, one of Atlantica’s peers announced decreases in its dividend per share growth outlook, which raised concerns in relation to its financing structure and market scepticism of similar financing structures generally, causing a further decrease in the share prices of Atlantica and its peers. As a result, the sell-side analysts’ valuation of Atlantica Shares also declined.
Given that Atlantica’s growth strategy relies on equity markets, a lower share price had the potential to further limit Atlantica’s growth. To the extent that Atlantica was unable to access the equity markets to fund its investment plan for a prolonged period, this had the potential to worsen the chances of a share price recovery. The ability for Atlantica to continue successfully executing on the yieldco model, with a high dividend pay-out ratio and the need for recurrent access to equity markets, therefore became more challenging during the period of the Strategic Review.
•
Continuing to operate as a standalone, listed company. In assessing the Transaction, the Atlantica Board evaluated the possibility of remaining a publicly listed company. However, as previously noted, the Atlantica Board considered that any strategy that involved future growth was likely, at some point in time, to require a material reduction in Atlantica’s dividend, with a risk of a negative market reaction. In addition, in May 2023, AQN publicly announced its intention to become a pure-play utility company, which created an expectation that AQN might sell its stake in Atlantica. This had the potential of creating an overhang on Atlantica Shares.

•
Opinion of Atlantica’s financial adviser. The Atlantica Board considered the financial presentation and opinion, dated 26 May 2024, of Citi to the Atlantica Board as to the fairness, from a financial point of view and as of the date of such opinion, of the Consideration to be received in the Transaction by holders of Atlantica Shares (other than any parties to rollover or reinvestment arrangements, AQN and their respective affiliates) pursuant to the Transaction Agreement, which opinion was based on and subject to various assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken by Citi set forth in its written opinion as more fully described below under the heading “Opinion of Atlantica’s Financial Adviser.”

•
Negotiation process. The terms of the Transaction were the result of robust arm’s-length negotiations conducted by Atlantica under the direction of the Atlantica Board and with the assistance of Atlantica’s management and legal and financial advisers.

•
Reputation and resources of ECP. ECP has global commercial capabilities and a positive business reputation. Additionally, ECP has extensive experience in consummating transactions of this type and owning and managing renewable energy assets. Further, ECP has robust financial resources, including a track record of post-acquisition equity investments and history of de-leveraging balance sheets at portfolio companies.

•	Likelihood of completion. The Transaction has a high likelihood of completion based upon, amongst other things (not in any relative order of importance):
•
the business reputation, capabilities and financial condition of ECP and Atlantica’s expectation that ECP is willing and able to devote the resources necessary to complete the Transaction in an expeditious manner;

•	the availability of the remedy of specific performance to Atlantica under the Transaction Agreement, in the event of breaches by Bidco; and
•
the USD 116,000,000 termination payment payable by Bidco to Atlantica if the Transaction Agreement is terminated by Atlantica (a) following an uncured breach by Bidco of its representations, warranties or covenants that would cause a condition to the Transaction to not be satisfied or (b) because Bidco failed to consummate the Transaction within five business days following delivery of a notice by Atlantica confirming that it stands ready, willing and able to consummate the transactions contemplated by the Transaction Agreement.

•	Terms of the Transaction Agreement. The Atlantica Board considered the terms and conditions of the Transaction Agreement, including:
•
the right of Atlantica, under certain circumstances and subject to certain conditions, to furnish non-public information to, and to participate in discussions with, third parties in response to certain proposals relating to alternative acquisition transactions;

•
the right of the Atlantica Board, under certain circumstances and subject to certain conditions, to withdraw or modify its recommendation in favour of the Transaction, or to terminate the Transaction Agreement, if the Atlantica Board determines, in good faith, after consultation with outside counsel and financial advisers, that Atlantica has received a competing proposal that constitutes a Superior Proposal (as defined in the Transaction Agreement);

•
the belief of the Atlantica Board that (i) the USD 26,000,000 termination payment, representing approximately 1% of the equity value of Atlantica based on the consideration of USD 22.00 per share, (ii) the up to USD 12,500,000 reimbursement of ECP’s out-of-pocket expenses and (iii) the requirement that termination of the AQN Support Agreement be effective only if the consideration payable pursuant to a Superior Proposal exceeds the Consideration by more than 3.5%, would, in each case, not unreasonably deter another party with the strategic interest and necessary financial capability from making a competing proposal for Atlantica; and

•
the conditions to the completion of the Transaction, including the fact that the completion of the Transaction is conditioned on the approval of a majority of Scheme Shareholders who are present and vote (whether in person or by proxy) at the Court Meeting and who represent not less than 75% in value of the Scheme Shares voted by such Scheme Shareholders, which vote would demonstrate strong support by Atlantica Shareholders for the Transaction.

•
AQN Voting and Transaction Support Agreement and AQN Letter Agreement. The Atlantica Board also considered the Voting and Transaction Support Agreement entered into with AQN and Liberty in respect of their entire beneficial holdings, amounting to 48,962,925 Atlantica Shares, representing approximately 42.2% of the issued share capital of Atlantica. Pursuant to such Voting and Transaction Support Agreement, AQN and Liberty have agreed to vote in favour of the Transaction, demonstrating support for the Transaction from Atlantica’s largest shareholder. In addition, the Atlantica Board also considered the AQN Letter Agreement, which provided for certain agreements between Atlantica, on one hand, and AQN and Liberty, on the other hand, in connection with the Scheme of Arrangement and the Transaction.

In reaching its determinations and recommendations described above, the Atlantica Board also considered the following potentially negative implications of the Transaction:
•
Loss of future value creation. Subsequent to consummation of the Transaction, Atlantica will no longer exist as an independent public company and that the nature of the transaction as a cash transaction will prevent Atlantica Shareholders from participating in any future value creation, earnings or growth that Atlantica could generate.

•
Disruption of Atlantica’s business. The public announcement of the Transaction may adversely effect Atlantica’s operations and employees, Atlantica’s ability to attract and retain key management and other personnel while the Transaction is pending, and the financial and other results of Atlantica.

•
Non-solicitation covenant. The Transaction Agreement imposes restrictions on Atlantica’s solicitation of competing proposals from third parties and requires Atlantica to provide Bidco with an opportunity to propose adjustments to the Transaction Agreement prior to Atlantica being able to terminate the Transaction Agreement and accept a Superior Proposal, although the Atlantica Board believes that this would not preclude another potential acquiror from submitting a proposal to acquire Atlantica. A Superior Proposal must be a proposal for 50% or more of Atlantica’s voting or equity securities or assets, and in order to terminate the Transaction Agreement or withdraw its recommendation of the Transaction in order to pursue such a Superior Proposal the Atlantica Board would need to, in good faith, after consultation with its outside counsel and financial advisers, determine that failure to take such action would be inconsistent with its fiduciary duties under applicable law.

•
Termination payment. Atlantica must pay Bidco a termination payment of USD 26,000,000 if the Transaction is terminated under certain circumstances, including to pursue a Superior Proposal. The Atlantica Board believes that the amount of the termination payment is reasonable, would not likely deter competing bids and would not likely be required to be paid unless Atlantica entered into a more favourable transaction.

•
Interim operating covenants. The Transaction Agreement imposes restrictions on the conduct of Atlantica’s business prior to completion of the Transaction, requiring Atlantica to conduct its business in the ordinary course and refrain from taking specified actions. Such restrictions may delay or prevent Atlantica from pursuing business strategies or opportunities that may arise pending completion of the Transaction.

•
Risks the Transaction may not be completed. Although Atlantica expects that the Transaction will be completed, there can be no assurance that all Conditions will be satisfied. The Atlantica Board considered the risk that (i) conditions to the parties’ obligations to complete the Transaction may not be satisfied, (ii) completion may be unduly delayed, or (iii) the Transaction may not otherwise be completed despite the parties’ efforts. The Atlantica Board also considered the potential resulting disruptions to Atlantica’s business in the event the Transaction is not completed, including the diversion of management and employee attention, employee attrition and the effect on vendors, customers, suppliers and others that do business with Atlantica, and the potential effect on the trading price of the Atlantica Shares.

•
Transaction costs. Significant costs have been and will continue to be incurred in connection with negotiating and entering into the Transaction Agreement and completing the Transaction, and substantial time and effort of management will be required, potentially resulting in disruptions to the operation of Atlantica’s business.

•
Potential conflicts of interest. The Atlantica Board considered the potential conflict of interest created by the fact that Atlantica’s executive officers and directors have financial interests in connection with the Transaction and the Transaction Agreement, which may be different from or in addition to those of other shareholders, as is more fully described in paragraph 8 of Part II (Explanatory Statement) of this document and paragraph 4 of Part V (Additional Information) of this document.

The foregoing discussion of the reasons considered by the Atlantica Board is not intended to be exhaustive, but rather includes the principal reasons considered by the Atlantica Board. The Atlantica Board unanimously reached the conclusion to approve the Transaction Agreement, the Transaction and the other transactions contemplated by the Transaction Agreement in light of the various reasons described above and other reasons that the members of the Atlantica Board believed were appropriate, and in light of their fiduciary and other duties in statute and common law. The Atlantica Board did not assign relative weights to the foregoing reasons or otherwise determine that any one reason was of greater or lesser importance. Rather, the Atlantica Board viewed its positions and recommendation as being based on the totality of information presented to, and considered by, the Atlantica Board. In considering the reasons discussed above, individual directors may have given different weights to different reasons.
8.	Projected Financial Information
Important Information about the Management Projections
Atlantica does not, as a matter of course, publicly disclose forecasts or internal projections as to future performance or results of operations, other than Adjusted EBITDA and cash available for distribution guidance for the ongoing year, given the inherent uncertainty of the underlying assumptions and projections. While Atlantica prepares forecasts annually for internal budgeting and business planning purposes, such forecasts generally focus on the current fiscal year and the immediately following fiscal year. However, in connection with the evaluation of the Transaction, Atlantica provided multi-year projections. Atlantica’s management prepared various financial forecasts and other data relating to the business of Atlantica, including extrapolations thereto (the “Management Projections”). Atlantica provided the Management Projections to the Atlantica Board in connection with its evaluation of the Transaction and to Atlantica’s financial adviser, Citi, for its use and reliance in connection with its financial analyses and opinion described in the section titled “—Opinion of Atlantica’s Financial Adviser.”

The summary of the Management Projections is included in this document solely to give Atlantica Shareholders access to certain financial projections that were made available to the Atlantica Board and Citi and is not included in this document to influence any Atlantica Shareholder’s decision. The Management Projections were generated for Atlantica’s internal use and the use of its advisers, and use in connection with exploring a potential transaction, and not developed with a view toward public disclosure or complying with IFRS as issued by the IASB. Certain financial information relating to Atlantica has been or will have been prepared in accordance with IFRS and may not therefore be comparable to financial information of other companies whose financial statements are prepared in accordance with US GAAP. The Management Projections are forward-looking statements and have not specifically been prepared in line with IFRS, see “Warning Regarding Forward-Looking Statements.” All of the Management Projections summarised in this section were prepared by Atlantica’s management.
The non-GAAP financial measures used in the Management Projections were relied upon by the Atlantica Board in connection with its evaluation of the Transaction and were provided to Citi for its use and reliance in connection with its financial analyses and opinion. “Adjusted Cash EBITDA” used for purposes of the Management Projections differs from “Adjusted EBITDA” usually reported by Atlantica. While Atlantica believes that such non-GAAP financial measures provide useful supplemental information in analysing Atlantica’s financial results in transactions of this nature, there are limitations associated with the use of such financial measures. Such non-GAAP measures as used by Atlantica may not be directly comparable to measures provided by Atlantica in its public disclosure, to similarly titled measures used by other companies and should not be considered in isolation from, or as a substitute for, financial information presented in accordance with IFRS.
The non-public, unaudited prospective financial information includes information for calendar years 2024 through 2027, which reflects certain of the Management Projections. Consistent with the discussion and feedback from the Atlantica Board, the Management Projections reflected the best currently available estimates, on the date they were prepared and on the date of Citi’s opinion to the Atlantica Board, and good faith judgments of Atlantica senior management as to the future financial performance of Atlantica.
The Management Projections were prepared by Atlantica on a stand-alone basis and do not take into account the transactions contemplated by the Transaction Agreement, including any costs incurred in connection with the Transaction or any changes to Atlantica’s operations or strategy that may be implemented after the completion of the Transaction. The Management Projections may differ from published analyst estimates and forecasts and do not take into account any events or circumstances after the date on which they were prepared, including the announcement of the Transaction. As a result, actual results likely will differ, and may differ materially, from those reflected in the Management Projections.
While the Management Projections are presented with numerical specificity, the Management Projections were based on numerous variables and assumptions that are inherently uncertain and may be beyond Atlantica management’s control. Further, given that the Management Projections cover multiple years, by their nature, they become necessarily less predictive with each successive year beyond their preparation. Important risk factors that may affect actual results and may result in such projections not being achieved include those described under the caption “Risk Factors” and elsewhere in Atlantica’s Annual Report on Form 20-F for the year ended 31 December 2023. In addition, the ability to achieve the Management Projections may depend on, in part, whether or not strategic goals, objectives and targets are reached over the applicable period. The assumptions upon which the Management Projections were based necessarily involve judgments with respect to, amongst other things, future economic, competitive and regulatory conditions, electricity market prices, performance of the assets, ability to execute Atlantica’s growth plan and financial market conditions and future business decisions that may not be realised and that are inherently subject to significant business, economic, competitive and regulatory uncertainties and contingencies, including, amongst other things, the inherent risks and uncertainty of the business and economic conditions affecting the industry in which Atlantica operates, and the risks and uncertainties described in the section titled “Warning Regarding Forward-Looking Statements” of this document, all of which are difficult or impossible to predict and many of which are beyond Atlantica’s control. The Management Projections also reflect assumptions by Atlantica’s management that are subject to change and are susceptible to multiple interpretations and periodic revisions based on actual results, revised prospects for the Atlantica business, changes in general business or economic conditions, or any other transaction or event that has occurred or that may occur and that was not anticipated when such projections were prepared. The Management Projections include assumptions of project debt and corporate debt refinancing, which can create additional levered free cash flow in specific years. Levered free cash flow in the years shown may not be representative of the levered free cash flow generation in other periods.
Accordingly, there can be no assurance that the Management Projections will be realised, and actual results may differ, and may differ materially, from those shown. The Management Projections are included in this document to give Atlantica Shareholders access to certain non-public information that was provided to the Atlantica Board and Citi in the course of evaluating the Transaction, and are not intended to influence the decision of any Atlantica Shareholder whether to act with respect to the Transaction or any matter relating thereto. The inclusion of the Management Projections in this document should not be regarded as an indication that any of Atlantica, ECP, Bidco or any of their respective affiliates, officers, directors, advisers or other representatives considered or consider the Management Projections necessarily predictive of actual future events, and the Management Projections should not be relied upon as such. None of Atlantica, ECP, Bidco or any of their respective affiliates, officers, directors, advisers or other representatives can give any assurance that actual results will not differ from the Management Projections. None of Atlantica, ECP, Bidco or any of their respective affiliates, officers, directors, advisers or other representatives has made or makes any representation to any shareholder regarding the ultimate performance of Atlantica compared to the information contained in the Management Projections or that forecasted results will be achieved.
In addition, the Management Projections have not been updated or revised to reflect information or results after the date on which they were approved by the Atlantica Board or as of the date of this document, and except as required by applicable securities laws, Atlantica does not intend to update or otherwise revise the Management Projections or the specific portions presented to reflect circumstances existing after the date when made or to reflect the occurrence of future events, even in the event that any or all of the underlying assumptions are shown to be inappropriate.
The Management Projections should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding Atlantica included in this document and in Atlantica’s other public filings with the SEC.
No independent registered public accounting firm provided any assistance in the preparation or review of the Management Projections. Accordingly, no independent registered public accounting firm has examined, compiled or otherwise performed any procedures with respect to the Management Projections or expressed any opinion or given any other form of assurance with respect thereto, and they assume no responsibility for the information contained in the Management Projections.
In light of the foregoing factors and the uncertainties inherent in the Management Projections, readers of this document are cautioned not to place undue, if any, reliance on the Management Projections.
Management Projections
Atlantica management prepared three sets of projections with different assumptions on growth. In each of the three sets of projections, the existing portfolio of assets in operation are the same. The distinguishing features amongst the sets of projections are:
•	Unrisked Projections: includes the existing portfolio of assets in operation, all assets under construction and all investments in new projects.
•
Risked Projections: assumes the same investments as in the unrisked projections; however, for growth projects it is assumed that the equity internal rate of return will be 100 basis points lower than in the unrisked projections. The lower equity internal rate of return is applied to the portfolio in the aggregate, including projects that are ready to build and growth projects in the long term.

•
No Growth: assumes that the portfolio is formed only by the existing assets in operation and some assets under construction. In this scenario, the projects that are ready to build are not included, there are no investments in new growth projects and there are no acquisitions.

The following table summarizes certain non-public, unaudited prospective financial information of Atlantica contained in the Management Projections:
Unrisked Projected Financial Measures	Year Ending December 31,
($ in millions)	2024	2025	2026	2027
Revenue	$1,203	$1,294	$1,441	$1,558
Adjusted Cash EBITDA	772	918	1,043	1,123
Levered Free Cash Flow	50	40	195	190
Risked Projected Financial Measures	Year Ending December 31,
($ in millions)	2024	2025	2026	2027
Revenue	$1,203	$1,294	$1,434	$1,545
Adjusted Cash EBITDA	772	917	1,038	1,114
Levered Free Cash Flow	50	39	181	176
No Growth Projected Financial Measures	Year Ending December 31,
($ in millions)	2024	2025	2026	2027
Revenue	$1,203	$1,274	$1,348	$1,380
Adjusted Cash EBITDA	777	908	981	997
Levered Free Cash Flow	132	235	272	288
Definitions of Certain Financial Terms
Adjusted Cash EBITDA
Atlantica has used Adjusted Cash EBITDA solely for the purpose of preparing the Management Projections. Adjusted Cash EBITDA as profit/(loss) for the year attributable to the parent company, after adding back loss/(profit) attributable to non-controlling interest, income tax expense, financial expense (net), depreciation, amortization and impairment charges of entities included in the annual consolidated financial statements, non-monetary items consisting of (1) the difference between billings and revenue in assets accounted for as concessional financial assets, primarily related to ACT Energy Mexico, S. de R.L. de C.V., one of Atlantica’s Subsidiaries and (2) non-monetary provision related to electricity market prices in Spain and the gain related to the sale of assets and assets held for sale.
Adjusted Cash EBITDA is different from the Adjusted EBITDA that the Company usually reports with the SEC or otherwise uses in its widespread communications to investors. Atlantica has used Adjusted Cash EBITDA in the Management’s Projections because this metric is easier to estimate for future periods.
Atlantica’s management believes Adjusted Cash EBITDA is useful for the analysis of the Transaction because it provides an additional tool to compare business performance across companies and across periods. Adjusted Cash EBITDA as defined is widely used by investors to measure a company’s potential cash generation without regard to items such as interest expense, taxes, depreciation and amortization, which can vary substantially from company to company depending upon accounting methods and book value of assets, capital structure and the method by which assets were acquired.
Atlantica presents non-GAAP financial measures because Atlantica believes that they and other similar measures are widely used by certain investors, securities analysts and other interested parties as supplemental measures of performance and liquidity. The non-GAAP financial measures including Adjusted Cash EBITDA may not be comparable to other similarly titled measures of other companies and have limitations as analytical tools and should not be considered in isolation or as a substitute for analysis of Atlantica’s operating results as reported under IFRS as issued by the IASB. Non-GAAP financial measures and ratios are not measurements of Atlantica’s performance or liquidity under IFRS as issued by the IASB and should not be considered as alternatives to operating profit or profit for the year or any other performance measures derived in accordance with IFRS as issued by the IASB or any other generally accepted accounting principles or as alternatives to cash flow from operating, investing or financing activities.

Some of the limitations of Adjusted Cash EBITDA are:
•	it does not reflect Atlantica’s cash expenditures or future requirements for capital expenditures or contractual commitments;
•	it does not reflect changes in, or cash requirements for, Atlantica’s working capital needs;
•	it may not reflect the significant interest expense, or the cash requirements necessary, to service interest or principal payments, on Atlantica’s debts;
•
although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often need to be replaced in the future and Adjusted Cash EBITDA does not reflect any cash requirements that would be required for such replacements; and

•	the fact that other companies in Atlantica’s industry may calculate Adjusted Cash EBITDA differently than Atlantica does, which limits their usefulness as comparative measures.
Levered Free Cash Flow
Atlantica also has used Levered Free Cash Flow solely for preparing the Management Projections. Atlantica has defined Levered Free Cash Flow as Adjusted Cash EBITDA minus non-cash items, plus dividends from unconsolidated affiliates, minus dividends paid to non-controlling interest, minus project debt interest, minus project debt principal repayment, minus changes in working capital, minus movements in cash reserve accounts, minus maintenance capex, minus cash taxes, minus payments to tax equity investors, plus proceeds from the sale of assets, minus corporate interest, plus net changes in corporate debt, plus cash from tax equity investments, plus project debt issuance attributable to growth operations and to refinancings and minus capex attributable to growth operations. The “Levered Free Cash Flow” used for purposes of the Management Projections differs from the “Cash Available For Distribution” or any other metric usually reported by Atlantica.
No independent registered public accounting firm provided any assistance in the preparation or review of the non-GAAP financial measures included herein. Accordingly, no independent registered public accounting firm has examined, compiled or otherwise performed any procedures with respect to the non-GAAP financial measures included herein or expressed any opinion or given any other form of assurance with respect thereto, and they assume no responsibility for such non-GAAP financial measures.
Financial measures included in projections provided to a financial adviser and a board of directors in connection with a business combination transaction are excluded from the definition of “non-GAAP financial measures” under the rules of the SEC, and therefore such financial measures are not subject to SEC rules regarding disclosures of non-GAAP financial measures, which may otherwise require a reconciliation of a non-GAAP financial measure to the most directly comparable IFRS financial measure. Reconciliations of non-GAAP financial measures were not provided to and were not relied on by Atlantica’s Board in its evaluation of the Transaction or Atlantica’s financial adviser for purposes of its financial analyses and opinion, nor were they provided to Bidco or ECP. Accordingly, we have not provided a reconciliation of these non-GAAP financial measures.
9.	Opinion of Atlantica’s Financial Adviser
In connection with the Transaction, the Atlantica Board requested that Citi evaluate the fairness, from a financial point of view, of the Consideration to be received in the Transaction by holders of Atlantica Shares (other than any parties to rollover or reinvestment arrangements, AQN and their respective affiliates) pursuant to the Transaction Agreement. On 26 May 2024, at a meeting of the Atlantica Board held to evaluate the proposed Transaction, Citi rendered an oral opinion, confirmed by delivery of a written opinion dated 26 May 2024, to the Atlantica Board to the effect that, as of such date and based on and subject to various assumptions made, the procedures followed, matters considered and limitations and qualifications on the review undertaken by Citi, the Consideration to be received in the Transaction by the holders of Atlantica Shares pursuant to the Transaction Agreement was fair, from a financial point of view, to such holders (other than any parties to rollover or reinvestment arrangements, AQN and their respective affiliates).
The full text of Citi’s written opinion, dated 26 May 2024, which describes, amongst other things, the assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken by Citi, is attached as ANNEX A to this document and is incorporated into this document by reference in its entirety. The description of Citi’s opinion set forth below is qualified in its entirety by reference to the full text of Citi’s opinion. Citi’s opinion was provided solely for the information of the Atlantica Board (solely in its capacity as such) in connection with its evaluation of the Consideration from a financial point of view and did not address any other terms, aspects or implications of the Transaction. Citi expressed no view as to, and its opinion did not address, the underlying business decision of Atlantica to effect or enter into the Transaction, the relative merits of the Transaction as compared to any alternative business strategies that might exist for Atlantica or the effect of any other transaction which Atlantica might engage in or consider. Citi’s opinion was not intended to be and did not constitute a recommendation as to how the Atlantica Board, and is not intended to be and does not constitute a recommendation to any securityholder as to how such securityholder, should vote or act on any matters relating to the Transaction or otherwise.
In arriving at its opinion, Citi:
•	reviewed a draft, dated 23 May 2024, of the Transaction Agreement;
•	held discussions with certain senior officers, directors and other representatives of Atlantica concerning the business, operations and prospects of Atlantica;
•
reviewed certain publicly available and other business and financial information relating to Atlantica provided to or discussed with Citi by the management of Atlantica, including certain risk adjusted and non-risk adjusted financial forecasts and other information and data relating to Atlantica provided to or discussed with Citi by the management of Atlantica;

•
reviewed the financial terms of the Transaction as set forth in the Transaction Agreement in relation to, amongst other things, current and historical market prices of Atlantica Shares, the financial condition and certain historical and projected financial and operating data of Atlantica, and the capitalisation of Atlantica;

•
reviewed certain financial, stock market and other publicly available information relating to the businesses of certain other companies whose operations Citi considered relevant in evaluating those of Atlantica;

•	for informational purposes, reviewed, to the extent publicly available, the financial terms of certain other transactions in the renewable power generation industry;
•
considered the fact that Atlantica had publicly announced that it was reviewing strategic alternatives and the results of the process undertaken at the direction of Atlantica to solicit third-party indications of interest in the possible acquisition of all or a portion of Atlantica; and

•	conducted such other analyses and examinations and considered such other information and financial, economic and market criteria as Citi deemed appropriate in arriving at its opinion.
In rendering its opinion, Citi assumed and relied, without independent verification, upon the accuracy and completeness of all financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with Citi and upon the assurances of the management and other representatives of Atlantica that they were not aware of any relevant information that was omitted or that remained undisclosed to Citi. With respect to the financial forecasts and other information and data relating to Atlantica that Citi was directed to utilize in its analyses, Citi was advised by the management of Atlantica and Citi assumed, with Atlantica’s consent, that such financial forecasts and other information and data were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Atlantica as to, and were a reasonable basis upon which to evaluate, the future financial performance of Atlantica and the other matters covered thereby. Citi expressed no view or opinion as to any financial forecasts and other information or data (or underlying assumptions on which they were based) provided to or otherwise reviewed by or discussed with Citi.
Citi relied, at Atlantica’s direction, upon the assessments of the management of Atlantica as to, amongst other things, (i) the potential impact on Atlantica of macroeconomic, market, competitive, seasonal and other conditions, trends and developments in and prospects for, and governmental, regulatory and legislative matters relating to or otherwise affecting, the renewable power generation, thermal generation, electric transmission and water infrastructure industries, including with respect to the geographic regions in which Atlantica operates, environmental and other governmental regulations, the availability and pricing of commodities, raw materials and finished goods and supply and demand for renewable and other energy, which are subject to significant volatility and which, if different than as assumed, could have a material impact on Citi’s analyses or opinion, (ii) organic and inorganic growth opportunities for Atlantica, including with respect to the likelihood and timing thereof and assets, capital expenditures and other financial and integration aspects involved, and (iii) existing and future agreements and other arrangements involving, and the ability to attract, retain and/or replace, key employees and suppliers, as well as off-take, power purchase and concession counterparties and other commercial relationships of Atlantica. Citi assumed, with Atlantica’s consent, that there would be no developments with respect to any such matters or modifications to the structure for effecting the Transaction that would be meaningful in any respect to Citi’s analyses or opinion.
Citi did not make and was not provided with an independent evaluation or appraisal of the assets or liabilities (contingent, accrued, derivative, off-balance sheet or otherwise) of Atlantica or any other entity and Citi did not make any physical inspection of the properties or assets of Atlantica or any other entity. Citi did not evaluate the solvency or fair value of Atlantica or any other entity under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. Citi expressed no view or opinion as to any actual or potential litigation, claims or governmental, regulatory or other proceedings, enforcement actions, consent decrees or other orders, audits or investigations or the potential impact thereof on Atlantica or any other entity or the Transaction. Citi assumed, with Atlantica’s consent, that the Transaction would be consummated in accordance with its terms and in compliance with all applicable laws, documents and other requirements, without waiver, modification or amendment of any material term, condition or agreement, and that, in the course of obtaining the necessary governmental, regulatory or third-party approvals, consents, releases, waivers and agreements for the Transaction or otherwise, no delay, limitation, restriction, condition or other action, including any divestiture or other requirements, amendments or modifications, would be imposed or occur that would have an adverse effect on Atlantica or the Transaction or that otherwise would be meaningful in any respect to Citi’s analyses or opinion. Representatives of Atlantica advised Citi, and Citi also assumed, that the final terms of the Transaction Agreement would not vary materially from those set forth in the draft reviewed by Citi. Citi did not express any view or opinion as to the prices at which Atlantica Shares or any other securities would trade or otherwise be transferable at any time, including following the announcement or consummation of the Transaction. Citi also did not express any view or opinion with respect to accounting, tax, regulatory, legal or similar matters, including, without limitation, as to tax or other consequences of the Transaction or otherwise or changes in, or the impact of, accounting standards or tax and other laws, regulations and governmental and legislative policies affecting Atlantica or the Transaction, and Citi relied, with Atlantica’s consent, upon the assessments of representatives of Atlantica as to such matters.
Citi’s opinion addressed only the fairness, from a financial point of view and as of the date of such opinion, of the Consideration (to the extent expressly specified therein), without regard to individual circumstances of holders Atlantica Shares (whether by virtue of control, voting, liquidity, contractual arrangements or otherwise) that may distinguish such holders or the securities of Atlantica held by such holders, and Citi’s opinion did not in any way address proportionate allocation or relative fairness. Citi’s opinion did not address any other terms, aspects or implications of the Transaction, including, without limitation, the form or structure of the Transaction or any dividends, or any terms, aspects or implications of any voting and transaction support agreements, rollover or reinvestment or restructuring transactions or any other agreement, arrangement or understanding to be entered into in connection with or contemplated by the Transaction or otherwise. Citi expressed no view as to, and Citi’s opinion did not address, the underlying business decision of Atlantica to effect or enter into the Transaction, the relative merits of the Transaction as compared to any alternative business strategies that might exist for Atlantica or the effect of any other transaction which Atlantica might engage in or consider. Citi also expressed no view as to, and its opinion did not address, the fairness (financial or otherwise) of the amount or nature or any other aspect of any compensation or other consideration to any officers, directors or employees of any parties to the Transaction, or any class of such persons, relative to the Consideration or otherwise. Citi’s opinion was necessarily based upon information available, and financial, stock market and other conditions and circumstances existing and disclosed, to Citi as of the date of its opinion. Although subsequent developments may affect its opinion, Citi has no obligation to update, revise or reaffirm its opinion. As the Atlantica Board was aware, the industry in which Atlantica operates and the securities of Atlantica have experienced and may continue to experience volatility and disruptions, and Citi expressed no view or opinion as to any potential effects of such volatility or disruptions on Atlantica or the Transaction. The issuance of Citi’s opinion was authorised by Citi’s fairness opinion committee.

In preparing its opinion, Citi performed a variety of financial and comparative analyses, including those described below. The summary of the analyses below is not a complete description of Citi’s opinion or the analyses underlying, and factors considered in connection with, Citi’s opinion. The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to summary description. Citi arrived at its ultimate opinion based on the results of all analyses and factors assessed as a whole, and it did not draw, in isolation, conclusions from or with regard to any one factor or method of analysis. Accordingly, Citi believes that the analyses must be considered as a whole and in context and that selecting portions of its analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying such analyses and its opinion.
In its analyses, Citi considered industry performance, general business, economic, market and financial conditions and other matters existing as of the date of its opinion, many of which are beyond the control of Atlantica. No company, business or transaction reviewed is identical or directly comparable to Atlantica or the Transaction and an evaluation of these analyses is not entirely mathematical; rather, the analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the public trading, acquisition or other values of the companies, businesses or transactions reviewed or the results from any particular analysis.
The estimates contained in Citi’s analyses and the ranges resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favourable than those suggested by such analyses. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold or acquired. Accordingly, the estimates used in, and the results derived from, Citi’s analyses are inherently subject to substantial uncertainty.
Citi was not requested to, and it did not, recommend or determine the specific consideration payable in the Transaction. The type and amount of consideration payable in the Transaction were determined through negotiations between Atlantica, on the one hand, and Bidco and ECP, on the other hand, and the decision to enter into the Transaction Agreement was solely that of the Atlantica Board. Citi’s opinion and financial analyses were only one of many factors considered by the Atlantica Board in its evaluation of the Transaction and should not be viewed as determinative of the views of the Atlantica Board or management of Atlantica with respect to the Transaction or the Consideration.
Financial Analyses
The summary of the financial analyses described below under this heading “—Financial Analyses” is a summary of the material financial analyses reviewed with the Atlantica Board and performed by Citi in connection with Citi’s opinion, dated 26 May 2024. The summary set forth below does not purport to be a complete description of the financial analyses performed by, and underlying the opinion of, Citi, nor does the order of the financial analyses described represent the relative importance or weight given to those financial analyses by Citi. Certain financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses, the tables must be read together with the text of each summary as the tables alone do not constitute a complete description of the financial analyses. Considering the data in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the financial analyses, could create a misleading or incomplete view of such financial analyses. Future results may be different from those described and such differences may be material. For purposes of the analyses described below, approximate implied per share equity value reference ranges derived from the financial analyses and certain additional information described below, other than historical trading prices for Atlantica Shares, were rounded to the nearest $0.10.
Selected Public Companies Analysis. Citi reviewed publicly available financial and stock market information of Atlantica and the following two selected companies that Citi viewed as generally relevant for purposes of analysis as publicly traded yieldco companies with operations primarily in the renewable power generation industry (collectively, the “selected companies”):
•	Clearway Energy, Inc.
•	NextEra Energy Partners, LP

Citi reviewed, amongst other information, enterprise values, calculated as implied equity values based on closing stock or unit prices on 24 May 2024 plus total debt, non-controlling interests and unconsolidated affiliates (as applicable) and less cash and cash equivalents, as multiples of calendar year 2024 and calendar year 2025 estimated adjusted cash EBITDA. Financial data of the selected companies were based on publicly available Wall Street research analysts’ estimates and public filings. Financial data of Atlantica was based on non-risk-adjusted financial information and data relating to Atlantica provided by the management of Atlantica.
The overall low to high calendar year 2024 and calendar 2025 estimated adjusted cash EBITDA multiples observed for the selected companies were 8.3x to 12.8x (with a mean and median of 10.6x) and 8.1x to 12.3x (with a mean and a median of 10.2x), respectively. Citi noted that the calendar year 2024 and calendar year 2025 estimated Adjusted Cash EBITDA multiples observed for Atlantica were 11.0x and 9.3x, respectively, based on non-risk-adjusted financial information and data relating to Atlantica provided by the management of Atlantica. Citi then applied selected ranges of calendar year 2024 and calendar year 2025 estimated adjusted cash EBITDA multiples derived from the selected companies of 8.3x to 11.0x and 8.1x to 10.2x, respectively, to corresponding Adjusted Cash EBITDA of Atlantica.
This analysis indicated the following approximate implied per share equity value reference ranges for Atlantica, as compared to the Consideration:
Implied Equity Value Per Share Reference Ranges Based On:		Consideration
CY2024E Adjusted Cash EBITDA	CY2025E Adjusted Cash EBITDA
$5.80 – $23.40	$14.50 – $31.00	$22.00
Discounted Cash Flow Analyses. Citi performed a discounted cash flow analysis of Atlantica, based on non-risk-adjusted and risk-adjusted financial information and data relating to Atlantica provided by the management of Atlantica, by calculating the estimated present value of the standalone unlevered, after-tax free cash flows that Atlantica was forecasted to generate over the life of the assets of Atlantica during the last nine months of the fiscal year ending 31 December 2024 through the full fiscal year ending 31 December 2072, both before and after taking into account the potential net present value of Atlantica’s tax attributes. The present values (as of 31 March 2024) of the cash flows and Atlantica’s potential tax attributes per the management of Atlantica were calculated using a selected range of discount rates of 7.1% to 7.8%. This analysis indicated the following approximate implied per share equity value reference ranges for Atlantica both before and after taking into account Atlantica’s tax attributes, as compared to the Consideration:
Implied Equity Value Per Share Reference Ranges Based On:				Consideration
Non-Risk-Adjusted Financial Information and Data		Risk-Adjusted Financial Information and Data
Before Tax Attributes	After Tax Attributes	Before Tax Attributes	After Tax Attributes
$14.00 – $20.00	$17.40 – $23.50	$12.60 – $18.40	$16.00 – $21.90	$22.00
Citi also performed a discounted cash flow analysis of Atlantica, based on non-risk adjusted, risk-adjusted and no-growth financial information and data relating to Atlantica provided by the management of Atlantica, by calculating the estimated present value of the standalone levered, after-tax free cash flows that Atlantica was forecasted to generate over the life of the assets of Atlantica during the last nine months of the fiscal year ending 31 December 2024 through the full fiscal year ending 31 December 2072. The present values (as of 31 March 2024) of the cash flows were calculated using a selected range of discount rates of 9.6% to 12.3%. This analysis indicated the following approximate implied per share equity value reference ranges for Atlantica, as compared to the Consideration:
Implied Equity Value Per Share Reference Ranges Based On:			Consideration
Non-Risk-Adjusted Financial Information and Data	Risk-Adjusted Financial Information and Data	No-Growth Financial Information and Data
$19.90 – $26.60	$18.70 – $25.10	$19.00 – $22.70	$22.00

Certain Additional Information
Citi also observed certain additional information that was not considered part of its financial analyses with respect to its opinion but was noted for informational purposes, including the following:
Selected Precedent Transactions Analysis. Using publicly available information, Citi reviewed financial data relating to the following six selected transactions that Citi viewed as generally relevant for purposes of analysis as transactions involving target companies with operations in the renewable power generation industry (collectively, the “selected transactions”):
Announcement Date	Acquiror	Target
March 2022	• KKR & Co. Inc.	• ContourGlobal plc
August 2019	• Canada Pension Plan Investment Board / Riverstone Holdings LLC	• Pattern Energy Group Inc.
February 2018	• Global Infrastructure Partners	• NRG Energy, Inc.’s 46% Economic Interest in NRG Yield, Inc.
February 2018	• Capital Dynamics, Inc.	• 8point3 Energy Partners L.P.
March 2017	• Brookfield Renewable Partners L.P.	• TerraForm Global Inc.
March 2017	• Brookfield Renewable Partners L.P.	• Majority Interest in TerraForm Power, Inc.
Citi reviewed, amongst other information, transaction values of the selected transactions, calculated as implied equity values for the target companies involved in the selected transactions based on the consideration paid in the selected transactions plus total debt, non-controlling interests and unconsolidated affiliates (as applicable) and less cash and cash equivalents, as a multiple of the next 12 months estimated adjusted cash EBITDA of such target companies based on publicly available information as of the applicable announcement date of such transactions. Financial data for the selected transactions were based on Wall Street research analysts’ estimates and public filings. Financial data of Atlantica was based on non-risk adjusted financial information and data relating to Atlantica provided by the management of Atlantica.
The overall low to high next 12 months estimated adjusted cash EBITDA multiples observed for the selected transactions was 7.5x to 14.1x (with a median of 11.7x). Citi then applied a selected range of next 12 months estimated Adjusted Cash EBITDA multiples derived from the selected transactions of 7.5x to 9.5x to corresponding Adjusted Cash EBITDA of Atlantica. This analysis indicated an approximate implied per share equity value reference range for Atlantica of $0.40 to $13.60.
Other. Citi also observed the following:
•
historical intraday prices of Atlantica Shares during the 52-week period ended 24 May 2024, which indicated low and high intraday prices of Atlantica Shares of $16.35 per share and $25.65 per share, respectively, over such period;

•
the closing price of Atlantica Shares on 22 April 2024 (the trading day prior to market rumours of a potential transaction involving Atlantica and ECP) of $18.51 per share and the volume-weighted average price of Atlantica Shares over the 30-day period ended 22 April 2024 of $18.07 per share; and

•
publicly available Wall Street research analysts’ undiscounted price targets for Atlantica Shares, which implied overall low and high undiscounted target prices for Atlantica Shares of $20.00 per share and $25.00 per share, respectively.

10.	Company Share Plans
Details of the impact of the Transaction on the Company Share Plans are set out in paragraph 8 of Part II (Explanatory Statement) of this document.
Effective as of the Effective Time, all Company Share Options and Company RSUs outstanding immediately prior to the Effective Time will become vested (with any applicable performance vesting conditions deemed to have been achieved at levels based on actual performance as of the Effective Date), and be cancelled and converted into the right to receive the Company Share Option Consideration or Company RSU Consideration, if and as applicable. Based on the Per Share Consideration of USD 22.00 per Scheme Share, all Company Share Options are out-of-the-money.

The Company Share Option Consideration and Company RSU Consideration will be paid through the payroll systems of Atlantica or its applicable subsidiaries as promptly as practicable following the Effective Time (and in any event no later than the applicable first regularly scheduled payroll run following the Effective Date), subject to compliance with Section 409A of the Code.
Award holders under the Company Share Plans will be written to separately with information regarding the effect of the Scheme of Arrangement on their Awards. Further details are set out in paragraph 8 of Part II (Explanatory Statement) of this document.
11.	Incentivisation and retention arrangements
Together with certain other employees, the Executive Officer is eligible to receive a cash bonus on the closing of the Transaction under the terms of “Strategic Review Bonus” agreement entered into between Atlantica and the Executive Officer. The value of the Strategic Review Bonus for the Executive Officer is 110% of the Executive Officer’s target annual remuneration for 2023 (including fixed salary and target annual bonus for 2023). The Strategic Review Bonus will be paid to the Executive Officer via payroll systems as soon as practicable following the Effective Date.
12.	The Scheme of Arrangement and the Atlantica Shareholder Meetings
It is intended that the Transaction will be implemented by way of a Court-sanctioned scheme of arrangement between Atlantica and the Scheme Shareholders, made under Part 26 of the Companies Act. The procedure involves, amongst other things, an application by Atlantica to the Court to sanction the Scheme of Arrangement, in consideration for which the Scheme Shareholders will receive the Consideration. The purpose of the Scheme of Arrangement is to provide for Bidco or its nominee(s) to become the owner(s) of the entire issued and to be issued share capital of Atlantica.
The Scheme of Arrangement will only become Effective if, amongst other things, the following events occur on or before the End Date:
•
the approval by a majority in number of Scheme Shareholders representing not less than 75 percent in value of the Scheme Shares held by such Scheme Shareholders (or the relevant class or classes thereof, if applicable) in each case present, entitled to vote and voting, either in person or by proxy, at the Court Meeting and at any separate class meeting which may be required by the Court or at any adjournment of any such meeting;

•
the Resolution being passed by Atlantica Shareholders representing not less than 75 percent of the total voting rights of Atlantica Shareholders present and voting, whether in person or by proxy, at the General Meeting;

•
the Scheme of Arrangement being sanctioned by the Court with or without modification (but subject to any non-de minimis modifications being acceptable to Atlantica and Bidco, acting reasonably and in good faith);

•	a copy of the Court Order being delivered to the Registrar of Companies;
•
no order having been issued by any Governmental Authority of competent jurisdiction that remains in effect and enjoins, prevents or prohibits the consummation of the Transaction and no applicable law having been enacted, entered, promulgated or enforced by any Governmental Authority that remains in effect and prohibits or makes illegal consummation of the Transaction; and

•
any waiting period under the HSR Act (and any extensions thereof) applicable to the Transaction, and any commitment to, or agreement (including any timing agreement) with, any Governmental Authority to delay the consummation of, or not to consummate before a certain date, the Transaction, having expired or been terminated, and all other Clearances having been obtained (including in the form of a decision indicating a lack of jurisdiction) and remaining in full force and effect.

Upon the Scheme of Arrangement becoming Effective, it will be binding on all Scheme Shareholders (including all Beneficial Holders), irrespective of whether or not they attended or voted at the Court Meeting or the General Meeting (and if they attended and voted, whether or not they voted in favour).
The Consideration will be despatched by Bidco to the Paying Agent, for the benefit of the Scheme Shareholders as soon as reasonably practicable following the Effective Time and in any event within two Business Days.

It is important that, for the Court Meeting, as many votes as possible are cast so that the Court may be satisfied that there is a fair representation of the opinion of Scheme Shareholders. Scheme Shareholders are reminded that, at the Court Meeting, a majority in number of Scheme Shareholders representing not less than 75 percent in value of the Scheme Shares held by such Scheme Shareholders (or the relevant class or classes thereof, if applicable) in each case present, entitled to vote and voting, either in person or by proxy, at the Court Meeting and at any separate class meeting which may be required by the Court or at any adjournment of any such meeting.
Therefore, whether or not you plan to attend the Atlantica Shareholder Meetings, Atlantica Shareholders are urged to complete and sign both the Court Meeting Proxy Card and the General Meeting Proxy Card, or deliver their respective proxy appointments or voting instructions by one of the other methods mentioned below, as soon as possible.
If the Scheme of Arrangement does not become Effective by the End Date, it will lapse and the Transaction will not proceed (unless extended with the agreement of Bidco and Atlantica and, if required, the approval of the Court).
The Scheme of Arrangement will be governed by the laws of England and Wales and will be subject to the jurisdiction of the English courts. The Scheme of Arrangement is not subject to U.S. law.
Further details of the Scheme of Arrangement and the Atlantica Shareholder Meetings are set out in paragraph 9 of Part II (Explanatory Statement) of this document.
13.	Delisting and re-registration
Prior to the Scheme of Arrangement becoming Effective, a request will be made by Atlantica to Nasdaq to suspend trading of, and de-list, the Atlantica Shares on Nasdaq, to take effect on, or shortly after, the Effective Date. Subsequently, the Atlantica Shares will be deregistered under the U.S. Exchange Act.
As soon as practicable after the Effective Date, the cancellation of the listing and delisting of the Atlantica Shares from Nasdaq, it is intended that Atlantica will be re-registered as a private limited company under the relevant provisions of the Companies Act.
14.	United Kingdom and United States taxation
A summary of certain United Kingdom and United States taxation consequences of the implementation of the Scheme of Arrangement for certain Atlantica Shareholders is set out in paragraph 6 of Part V (Additional Information) of this document.
That summary does not constitute tax advice and does not purport to be a full analysis of all potential United Kingdom and United States tax consequences of the Transaction. Atlantica Shareholders who are in any doubt about their taxation position, or who are subject to taxation in a jurisdiction outside of the United Kingdom and the United States are strongly advised to contact an appropriate independent professional adviser immediately.
15.	Overseas Shareholders
Overseas Shareholders should refer to paragraph 15 of Part II (Explanatory Statement) of this document for further details.
16.	Action to be taken
Your attention is drawn to paragraph 17 of Part II (Explanatory Statement) of this document, which explains the actions you should take in relation to the Transaction and the Scheme of Arrangement.
17.	Further information
Your attention is drawn to Part II (Explanatory Statement) of this document (being the Explanatory Statement made in compliance with section 897 of the Companies Act), which gives further details about the Transaction and the terms of the Scheme of Arrangement that are set out in full in Part VIII (The Scheme of Arrangement) of this document. Please note that reading the information in this Part I (Letter from the Chair of Atlantica Sustainable Infrastructure plc) is not a substitute for reading the remainder of this document.

Your attention is further drawn to the information contained in Part III (Conditions to and Further Terms of the Scheme of Arrangement and the Transaction), Part V (Additional Information), Part VIII (The Scheme of Arrangement) and to the expected timetable of principal events set out on page xvi of this document.
18.	Recommendation
Accordingly, for the reasons set out in this document the Atlantica Directors believe that the terms of the Transaction, including the terms of the Transaction Agreement, are fair and reasonable and that proceeding with the Transaction is likely to promote the success of Atlantica for the benefit of its shareholders as a whole, having had regard to the interests of other stakeholders, and unanimously recommend that Scheme Shareholders vote in favour of the Scheme of Arrangement at the Court Meeting and that Atlantica Shareholders vote in favour of the Resolution to be proposed at the General Meeting, as they intend to do, or to procure, in respect of their own holdings of, in aggregate, 141,991 Atlantica Shares (representing approximately 0.12 percent of the issued ordinary share capital of Atlantica as at the Latest Practicable Date).
Yours faithfully,

Michael Woollcombe
Non-Executive Chair of the Atlantica Board

PART II
EXPLANATORY STATEMENT

(in compliance with section 897 of the Companies Act)
16 July 2024
RECOMMENDED ACQUISITION
of
ATLANTICA SUSTAINABLE INFRASTRUCTURE PLC
by
CALIFORNIA BUYER LIMITED
a newly incorporated company controlled by funds managed by affiliates of
ECP V, LLC
1.	Introduction
On 27 May 2024, Atlantica entered into a definitive agreement pursuant to which Bidco, which is controlled by funds managed by ECP, agreed to acquire (or to procure that its nominee(s) acquire) the entire issued and to be issued share capital of Atlantica. The Transaction is to be effected by means of a scheme of arrangement under Part 26 of the Companies Act, which requires the approval of Atlantica Shareholders and the sanction of the Court. The Transaction remains subject to the terms and conditions set out in Part III (Conditions to and Further Terms of the Scheme of Arrangement and the Transaction) of this document.
Your attention is drawn to the letter from the Non-Executive Chair of Atlantica, Michael Woollcombe, set out in Part I (Letter from the Chair of Atlantica Sustainable Infrastructure plc) of this document, which forms part of this Explanatory Statement. That letter contains, amongst other things, information on the background to and reasons for the unanimous recommendation by the Atlantica Board that Scheme Shareholders vote in favour of the Scheme of Arrangement at the Court Meeting and that Atlantica Shareholders vote in favour of the Resolution to be proposed at the General Meeting.
Your attention is also drawn to the information contained in Part III (Conditions to and Further Terms of the Scheme of Arrangement and the Transaction) and Part V (Additional Information) of this document. The Scheme of Arrangement is set out in full in Part VIII (The Scheme of Arrangement) of this document.
The purpose of this Explanatory Statement is to explain the terms of the Transaction and to provide you with other relevant information.
Atlantica Shareholders should read the whole of this document before deciding whether or not to vote in favour of the Scheme of Arrangement at the Court Meeting and the Resolution to be proposed at the General Meeting.
2.	Summary of the terms of the Transaction
The Transaction is to be effected by way of a Court-sanctioned scheme of arrangement under Part 26 of the Companies Act, which requires the approval of Scheme Shareholders at the Court Meeting, the passing of the Resolution at the General Meeting and the sanction of the Court.
In accordance with the terms of the Transaction, which is subject to the Conditions and further terms set out in Part III (Conditions to and Further Terms of the Scheme of Arrangement and the Transaction) of this document, Scheme Shareholders at the Scheme Record Time will be entitled to receive:
for each Scheme Share, USD 22.00 in cash
The terms of the Transaction:
•	value the entire issued share capital of Atlantica at approximately USD 2,555 million;
•	value Atlantica at approximately USD 8,135 million on an enterprise value basis, including assumed indebtedness and net of cash; and
•	represent a premium of approximately:
•	18.9% to the closing share price on 22 April 2024, the last trading day prior to the emergence of market rumours regarding a potential acquisition of Atlantica; and
•	21.8% to the 30-day volume weighted average trading price as of 22 April 2024.

The Scheme Shares will be acquired by Bidco or its nominee(s) with full title guarantee, fully paid and free from all liens, equitable interests, charges, encumbrances, rights of pre-emption and any other third-party rights or interests whatsoever (other than transfer restrictions arising under applicable securities laws) and together with all rights existing at the Effective Date or thereafter attaching thereto, including (without limitation) the right to receive and retain, in full, all dividends and other distributions (if any) declared, made or paid or any other return of capital (whether by way of reduction of share capital or share premium account or otherwise) made on or after the Effective Date in respect of the Scheme Shares.
3.	ECP’s reasons for the Transaction
ECP has been investing in energy transition, environmental infrastructure, and sustainability focused businesses for almost two decades, with particular emphasis in the power generation and renewables sectors. ECP believes that Atlantica fits its investment criteria well due to Atlantica’s position as a sustainable infrastructure company with a majority of its business in renewable energy assets and a long and impressive track record of maximising value across a complex set of global assets.
ECP intends to support Atlantica’s management in their efforts to continue developing the business by investing in the transition towards a more sustainable world by developing, building, investing and managing renewable energy, storage and other sustainable infrastructure assets.
ECP’s access to patient capital and its expertise in electrification, decarbonization and sustainability will provide Atlantica with the expertise required to accelerate its growth which will help Atlantica deliver its long-term potential.
ECP believes that it is uniquely positioned to accelerate Atlantica’s development at this critical juncture and that the Transaction will provide additional attractive development opportunities as well as a spectrum of greener and more sustainable solutions for Atlantica’s stakeholders (such as employees, customers, debtholders and the communities in which Atlantica operates).
The views of ECP should not be construed as a recommendation to any Atlantica Shareholder as to how that Atlantica Shareholder should vote at the Court Meeting or the General Meeting.
4.	Financing
Bidco intends to fund the Consideration payable for the Scheme Shares in connection with the Transaction through a combination of debt and equity. The obligation of Bidco to consummate the Transaction is not subject to any financing condition.
Bidco has delivered an equity commitment letter from certain funds managed by ECP, dated as of 27 May 2024 (the “Equity Commitment Letter”), pursuant to which such ECP funds have agreed to make an indirect equity investment in Bidco, in the total amount of USD 1,753.5 million, subject to the terms and conditions set forth in the Equity Commitment Letter. Atlantica is an express third-party beneficiary of the Equity Commitment Letter and may rely upon and enforce Bidco’s right to cause the commitment under the Equity Commitment Letter to be funded to Bidco in accordance with the Equity Commitment Letter subject to (i) the limitations and conditions set forth in the Equity Commitment Letter and (ii) the terms and conditions of the Transaction Agreement.
Pursuant to the limited guarantee delivered by ECP V-D, LP, an ECP Entity, (the “Guarantor”), dated as of 27 May 2024 (the “Guarantee”), in favour of Atlantica, the Guarantor has agreed to guarantee certain payment obligations of Bidco under the Transaction Agreement, including the Reverse Termination Fee, subject to an aggregate cap equal to $123,500,000, pursuant to and in accordance with the terms of the Transaction Agreement.
In addition, in connection with the Transaction Agreement, Bidco has entered into a debt commitment letter from Banco Santander S.A., Barclays Bank plc, Goldman Sachs Bank USA, ING Capital LLC, Morgan Stanley Senior Funding, Inc, and MUFG Bank, Ltd. (together with any other financial institutions that join as parties thereto in accordance with the terms thereof, the “Debt Commitment Letter”) pursuant to which they have committed to provide 364-day senior secured bridge loan credit facilities consisting of:
•	the USD Initial Term Facility, being a senior secured first lien term loan facility denominated in USD in an aggregate principal amount equal to USD 1,500 million;

•
the USSD DDTL Facility, being a senior secured first lien delayed draw term loan facility denominated in USD in an aggregate principal amount to be determined by Bidco in its sole discretion, which shall reduce the USD Initial Term Facility on a dollar-for-dollar basis;

•	the EUR Initial Term Facility, being a senior secured first lien term loan facility denominated in EUR in an aggregate principal amount equal to EUR 500 million;
•
the EUR DDTL Facility, being a senior secured first lien delayed draw term loan facility denominated in EUR in an aggregate principal amount to be determined by Bidco in its sole discretion, which shall reduce the EUR Initial Term Facility on a euro-for-euro basis; and

•	a USD 450 million multi-currency senior secured first lien revolving loan and letter of credit facility, available in USD and EUR.
Subject to the terms of the Debt Commitment Letter, Bidco may reduce the above commitments under the USD Initial Term Facility and/or the USD DDTL Facility by up to USD 250 million.
5.	Information on Atlantica
Atlantica is a sustainable infrastructure company with a majority of its business in renewable energy assets. Its purpose is to support to the transition towards a more sustainable world by developing, building, investing in and managing sustainable infrastructure assets, while creating long-term value for its investors and the rest of its stakeholders. In 2023, renewables represented 73% of Atlantica’s revenue, with solar energy representing 63%. Atlantica complements its portfolio of renewable assets with storage, efficient natural gas and transmission infrastructure assets, as enablers of the transition towards a clean energy mix. Atlantica also holds water assets, a relevant sector for sustainable development.
Atlantica owns or has an interest in a portfolio of assets and new projects under development diversified in terms of business sector and geographic footprint. Its portfolio consists of 46 assets with 2,203 MW of aggregate renewable energy installed generation capacity (of which approximately 72% is solar), 300 MW of efficient natural gas-fired power generation capacity, 55 MWt of district heating capacity, 1,229 miles of electric transmission lines and 17.5 M ft3 per day of water desalination. Atlantica currently owns and manages operating facilities and projects under development in North America (United States, Canada and Mexico), South America (Peru, Chile, Colombia and Uruguay) and EMEA (Spain, Italy, United Kingdom, Algeria and South Africa). Atlantica’s assets generally have contracted or regulated revenue. Atlantica’s assets are organised into four business sectors: Renewable Energy, Efficient Natural Gas and Heat, Transmission Lines and Water.
Atlantica intends to grow its business through the development and construction of projects including expansion and repowering opportunities, as well as greenfield development, third-party acquisitions, and the optimisation of its existing portfolio. Atlantica currently has a pipeline of assets under development of approximately 2.2 GW of renewable energy and 6.0 GWh of storage. Approximately 47% of the projects are PV, 41% storage, 11% wind and 1% others, while 19% of the projects are expected to reach ready to build in 2024 or 2025, 32% are in an advanced development stage and 49% are in early stage. 19% correspond to expansion or repower opportunities of existing assets and 81% to greenfield developments.
The Atlantica Shares are traded on Nasdaq under the symbol “AY”. Atlantica’s registered office is located at Great West House (GW1), Great West Road, Brentford, Middlesex, Greater London TW8 9DF, United Kingdom, and its telephone number is +44 203 807 6709.
Additional information about Atlantica is contained in its public filings. See the section entitled “Documents” in paragraph 10 of Part V (Additional Information) of this document.
6.	Information on ECP and Bidco
ECP
ECP, founded in 2005, is a leading investor across energy transition, electrification and decarbonization infrastructure assets, including power generation, renewables and storage solutions, environmental infrastructure and efficiency & reliability assets facilitating the energy transition. The ECP team, comprised of 92 people with 850 years of collective industry experience, deep expertise and extensive relationships, has consummated more than 125 transactions over the last 19 years, representing more than $60 billion of enterprise value.

Additional information about ECP is available on its website at www.ecpgp.com.
Bidco
Bidco is a private limited company organised under the laws of England and Wales and incorporated on 10 May 2024. Bidco is an indirect, wholly owned subsidiary of funds managed by ECP formed for the sole purpose of entering into the Transaction Agreement and implementing the Transaction. The directors of Bidco are Andrew Gilbert, Kelly Self and Scott Steimer. Bidco’s registered offices are located at C/O Cogency Global (UK) Limited 6 Lloyds Avenue, Unit 4cl, London EC3N 3AX, United Kingdom.
Since its date of incorporation, Bidco has not entered into any obligations or engaged in any activities other than in connection with the Transaction and the financing of the Transaction as described in this document.
7.	Atlantica’s current trading and prospects
On 8 May 2024, Atlantica released its unaudited interim results for the three-month period ended 31 March 2024. Atlantica’s reported revenue for the period was USD 242.9 million, representing an increase of 0.2 per cent compared to reported revenue for the period of USD 242.5 million for the three-month period ended 31 March 2023. Adjusted EBITDA was USD 164.2 million, compared to USD 164.2 million for the three-month period ended 31 March 2023, and net cash provided by operating activities for the period was USD 65.6 million, compared to USD 41.7 million for the three-month period ended 31 March 2023.
8.	Company Share Plans
Award holders in the Company Share Plans will be contacted as soon as reasonably practicable following the date of this document regarding the effect of the Scheme of Arrangement on their Awards. A summary of the effect of the Transaction on such Awards is as follows:
•
Each Company Share Option that is outstanding and unexercised as of immediately prior to the Effective Time will become vested at the Effective Time, and at the Effective Time, shall be immediately and automatically cancelled and converted into the right to receive at the Effective Time the Company Share Option Consideration, which is a lump-sum amount in cash, without interest and net of any taxes and applicable withholding, equal to the product of (i) the excess, if any, of the Per Share Consideration (for any Company Share Option exercisable into Atlantica Shares) over the exercise price per share of such Company Share Option (expressed on a per share basis), multiplied by (ii) the total number of Atlantica Shares subject to such vested Company Share Option immediately prior to the Effective Time. If the exercise price per share of any such Company Share Option that is outstanding and unexercised as of immediately prior to the Effective Time (expressed on a per share basis) is equal to or greater than the Per Share Consideration, such Company Share Option will, whether vested or unvested, be automatically cancelled without any payment. Based on the Per Share Consideration of USD 22.00 per Scheme Share, all Company Share Options are out-of-the-money.

•
Each Company RSU that is outstanding immediately prior to the Effective Time will become vested at the Effective Time (with any applicable performance vesting conditions deemed to have been achieved at levels based on actual performance as of the Effective Date), and be immediately cancelled and converted into the right to receive at the Effective Time the Company RSU Consideration, which is a lump-sum amount in cash, without interest and net of any taxes and applicable withholding, equal to the product of (i) the sum of all the dividends or distributions paid by Atlantica from the relevant date specified in the applicable award agreement to the Effective Time in respect of an Atlantica Share plus the Per Share Consideration, and (ii) the number of Atlantica Shares subject to such Company RSU, subject to compliance with Section 409A of the Code.

•
The Company Share Option Consideration and Company RSU Consideration will be paid through the payroll systems of Atlantica or its applicable subsidiaries as promptly as practicable following the Effective Time (and in any event no later than the applicable first regularly scheduled payroll run following the Effective Date), subject to compliance with Section 409A of the Code.

•
Prior to the Effective Time, Atlantica will deliver a written notice to each holder of Company Share Options and Company RSUs informing such holder of the effect of the Transaction on such Company Share Options and Company RSUs and take necessary actions to terminate the Company Share Plans as of and subject to the occurrence of, the Effective Time.

The Scheme of Arrangement will apply to any Atlantica Shares that are issued pursuant to Awards (and no longer subject to forfeiture restrictions) before the Scheme Record Time. Any Atlantica Shares allotted or issued to satisfy Awards after the Scheme Record Time (if any) will, subject to the Scheme of Arrangement becoming Effective and the proposed amendments to the Atlantica Articles being approved at the General Meeting, be acquired by Bidco or its nominee(s) in exchange for the Consideration for each Atlantica Share so acquired.
Any Consideration payable to Award holders in the Company Share Plans will be paid to them in accordance with the terms of the Scheme of Arrangement, subject to any deduction and withholding by Atlantica, Bidco or other applicable entities of any applicable taxes required to be deducted or withheld.
Further information in respect of the proposed amendments to the Atlantica Articles in connection with the Scheme of Arrangement is contained in paragraph 9(d) below and in the Notice of General Meeting which is set out at pages xi to xvi of this document.
Management incentivisation
Together with certain other employees, the Executive Officer is eligible to receive a cash bonus on the closing of the Transaction under the terms of “Strategic Review Bonus” agreement entered into between Atlantica and the Executive Officer. The value of the Strategic Review Bonus for the Executive Officer is 110% of the Executive Officer’s target annual remuneration for 2023 (including fixed salary and target annual bonus for 2023). The Strategic Review Bonus will be paid to the Executive Officer via payroll systems as soon as practicable following the Effective Date.
9.	Structure of the Transaction
(a)	The Scheme of Arrangement
It is intended that the Transaction will be effected by way of the Scheme of Arrangement. The Scheme of Arrangement is an arrangement made between Atlantica and the Scheme Shareholders under Part 26 of the Companies Act. The provisions of the Scheme of Arrangement are set out in full in Part VIII (The Scheme of Arrangement) of this document. The Scheme of Arrangement involves an application by Atlantica to the Court to sanction the Scheme of Arrangement pursuant to which the Scheme Shares will be transferred to Bidco or its nominee(s) in consideration for which Scheme Shareholders on the register of members of Atlantica at the Scheme Record Time will receive the Consideration. The transfer of the Scheme Shares to Bidco or its nominee(s), provided for in the Scheme of Arrangement, will result in Bidco owning the entire issued share capital of Atlantica.
Prior to the Scheme Record Time, Atlantica may allot and issue Atlantica Shares pursuant to the vesting and/or exercise of Awards under the Company Share Plans. Atlantica will not issue any shares after the Scheme Record Time until the Scheme of Arrangement has become Effective.
The expected timetable of principal events for the Transaction and Scheme of Arrangement is set out on page xvi of this document. It is currently expected that the Scheme of Arrangement will become Effective in the fourth quarter of 2024 or early first quarter of 2025, subject to the satisfaction or (where applicable) waiver of all the relevant Conditions. Under the Transaction Agreement, (i) without the written consent of Bidco, the Effective Date shall not occur prior to 25 August 2024 and (ii) without the written consent of Bidco and Atlantica, the Effective Date shall not occur prior to 27 November 2024 if (x) certain third-party consents and (y) a certain approval required by Bidco (unless Bidco has delivered written notice to Atlantica that it has determined it is not necessary to obtain such approval), in each case, have not been obtained in form and substance reasonably satisfactory to Bidco.
(b)	Scheme Shareholder approvals
The Scheme of Arrangement is subject to the approval of Scheme Shareholders at the Court Meeting. As at the Latest Practicable Date, there were 116,159,054 Scheme Shares issued and outstanding, held by 12 Shareholders of Record (including brokers, banks and other nominees).
It is important that, for the Court Meeting, as many votes as possible are cast so that the Court may be satisfied that there is a fair representation of opinion of the Scheme Shareholders. Scheme Shareholders are therefore urged to either complete and return a Proxy Card or make an electronic appointment of a proxy as soon as possible, or attend the Court Meeting.

In addition, the Transaction will require the approval of the Resolution by the Atlantica Shareholders at the General Meeting. The General Meeting has been convened to consider and, if thought fit, to authorise the Atlantica Directors to implement the Scheme of Arrangement and to approve the adoption of certain amendments to the Atlantica Articles in accordance with the Scheme of Arrangement and in the manner described in paragraph (d) below. The General Meeting will be held shortly after the Court Meeting.
(i)	The Court Meeting
The Court Meeting has been convened for 2.00 p.m. on 8 August 2024 for Scheme Shareholders to consider and, if thought fit, approve the Scheme of Arrangement.
At the Court Meeting, voting will be by poll (and not a show of hands) and each Scheme Shareholder present, in person or by proxy, will be entitled to one vote for each Scheme Share held as at the Voting Record Time. The approval required at the Court Meeting is a majority in number of the Scheme Shareholders representing not less than 75 percent in value of the Scheme Shares held by such Scheme Shareholders present and voting, either in person or by proxy.
Entitlement to attend, speak and vote at the Court Meeting and the number of votes which may be cast at the Court Meeting will be determined by reference to the register of members of Atlantica at the Voting Record Time. Scheme Shareholders whose names appear on the register of members of Atlantica at 6.30 p.m. on 6 August 2024 or, if the Court Meeting is adjourned, on the register of members at 6.30 p.m. on the date that is 48 hours (excluding any part of a day that is a non-working day in the United Kingdom) before the date set for the adjourned meeting, shall be entitled to attend and speak and vote at the Court Meeting in respect of the number of Scheme Shares registered in their name at the Voting Record Time.
(ii)	The General Meeting
In addition to the Court Meeting, the General Meeting has been convened for 2.15 p.m. on 8 August 2024, or if later, as soon after that time as the Court Meeting has been concluded or adjourned, for Atlantica Shareholders to consider and, if thought fit, pass, the Resolution to approve (i) giving the Atlantica Board authority to take all necessary action to carry the Scheme of Arrangement into effect, and (ii) amending the Atlantica Articles in connection with the Scheme of Arrangement.
Voting on the Resolution will be by poll, and each Atlantica Shareholder present, in person or by proxy, will be entitled to one vote for every Atlantica Share held as at the Voting Record Time. The approval required for the Resolution to be passed is at least percent of the votes cast (in person or by proxy) on the Resolution.
The quorum for the General Meeting will be two or more Atlantica Shareholders who held shares as at the Voting Record Time present in person or by proxy.
Entitlement to attend, speak and vote at the General Meeting and the number of votes which may be cast at the General Meeting will be determined by reference to the register of members of Atlantica at the Voting Record Time. Atlantica Shareholders whose names appear on the register of members of Atlantica at 6.30 p.m. on 6 August 2024 or, if the General Meeting is adjourned, on the register of members at 6.30 p.m. on the date that is 48 hours (excluding any part of a day that is a non-working day in the United Kingdom) before the date set for the adjourned meeting, shall be entitled to attend and speak and vote at the General Meeting in respect of the number of Atlantica Shares registered in their name at the Voting Record Time.
You will find the Notices of the Court Meeting and of the General Meeting set out on pages viii to x (Notice of Court Meeting) and pages xi to xiv (Notice of General Meeting) of this document, respectively.
(c)	Court Hearing to sanction the Scheme of Arrangement
Under the Companies Act, the Scheme of Arrangement also requires the sanction of the Court.
The Court Hearing to sanction the Scheme of Arrangement is currently expected to take place in the fourth quarter of 2024 or early first quarter of 2025. All Atlantica Shareholders are entitled to attend the Court Hearing in person or through counsel to support or oppose the sanctioning of the Scheme of Arrangement.

The Scheme of Arrangement will become Effective as soon as a copy of the Court Order has been delivered to the Registrar of Companies. This is currently expected to occur in the fourth quarter of 2024 or early first quarter of 2025. It is intended that Atlantica will be re-registered as a private limited company shortly afterwards.
If the Scheme of Arrangement becomes Effective, it will be binding on all Scheme Shareholders, including any Scheme Shareholders who did not vote to approve the Scheme of Arrangement or who voted against the Scheme of Arrangement at the Court Meeting or against the Resolution at the General Meeting. Unless the Scheme of Arrangement becomes Effective by the End Date, it will lapse and the Transaction will not proceed.
(d)	Amendment to the Atlantica Articles in respect of the Scheme of Arrangement
The Resolution to be proposed at the General Meeting contains provisions to amend the Atlantica Articles to ensure that any Atlantica Shares issued, transferred out of treasury or transferred to any person (including on an exercise of an option over such shares) (other than under the Scheme of Arrangement or to Bidco or its nominee(s)) after the Scheme Record Time will be transferred to Bidco or its nominee(s) for the same consideration as is payable to Scheme Shareholders under the Scheme of Arrangement.
(e)	Modifications to the Scheme of Arrangement
The Scheme of Arrangement contains a provision for Atlantica and Bidco to jointly consent on behalf of all persons concerned to any modification of, or addition to, the Scheme of Arrangement or to any condition which the Court may think fit to approve or impose. The Court would be unlikely to approve any modification of, or additions to, or impose a condition to the Scheme of Arrangement which might be material to the interests of Scheme Shareholders unless Scheme Shareholders were informed of such modification, addition or condition. It would be a matter for the Court to decide, in its discretion, whether or not a further meeting of Scheme Shareholders should be held in these circumstances.
(f)	Conditions to the Transaction
The Transaction is subject to the Conditions and further terms set out in full in Part III (Conditions to and Further Terms of the Scheme of Arrangement and the Transaction) of this document.
The Conditions include, amongst other things:
(i)
the approval by a majority in number of Scheme Shareholders representing not less than 75 percent in value of the Scheme Shares held by such Scheme Shareholders (or the relevant class or classes thereof, if applicable) in each case present, entitled to vote and voting, either in person or by proxy, at the Court Meeting and at any separate class meeting which may be required by the Court or at any adjournment of any such meeting;

(ii)
the Resolution being passed by Atlantica Shareholders representing not less than 75 percent of the total voting rights of Atlantica Shareholders present and voting, whether in person or by proxy, at the General Meeting;

(iii)
the Scheme of Arrangement being sanctioned by the Court with or without modification (but subject to any non-de minimis modifications being acceptable to Atlantica and Bidco, acting reasonably and in good faith);

(iv)	a copy of the Court Order being delivered to the Registrar of Companies;
(v)
no order having been issued by any Governmental Authority of competent jurisdiction that remains in effect and enjoins, prevents or prohibits the consummation of the Transaction and no applicable law having been enacted, entered, promulgated or enforced by any Governmental Authority that remains in effect and prohibits or makes illegal consummation of the Transaction; and

(vi)
any waiting period under the HSR Act (and any extensions thereof) applicable to the Transaction, and any commitment to, or agreement (including any timing agreement) with, any Governmental Authority to delay the consummation of, or not to consummate before a certain date, the Transaction, having expired or been terminated, and all other Clearances having been obtained (including in the form of a decision indicating a lack of jurisdiction) and remaining in full force and effect.

At this stage, subject to the approval and availability of the Court (which is subject to change), and subject to the satisfaction (or, where applicable, waiver) of the Conditions, it is currently expected that the Transaction will become Effective during the fourth quarter of 2024 or early first quarter of 2025.
(g)	Alternative means of implementing the Transaction
Bidco may not elect to implement the Transaction by way of an Offer at any time without Atlantica’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed).
10.	Offer-related arrangements
Summaries of the offer-related arrangements entered into in connection with the Transaction are set out in paragraph 8 of Part V (Additional Information) of this document.
11.	Atlantica Directors and the effect of the Scheme of Arrangement on their interests
Details of the interests of the Atlantica Directors in Atlantica Shares and Awards granted under the Company Share Plans are set out in paragraph 4 of Part V (Additional Information) of this document.
Details of management incentivisation arrangements in connection with the Transaction are set out in paragraph 8 of Part II (Explanatory Statement) of this document.
Save as set out in this document, the effect of the Scheme of Arrangement on the interests of the Atlantica Directors does not differ from its effect on like interests of any other Scheme Shareholder.
12.	Delisting and re-registration
Delisting of Atlantica Shares
Prior to the Scheme of Arrangement becoming Effective, a request will be made by Atlantica to Nasdaq to suspend trading of, and de-list, the Atlantica Shares on Nasdaq, to take effect on, or shortly after, the Effective Date. Subsequently, the Atlantica Shares will be deregistered under the U.S. Exchange Act.
As soon as practicable after the Effective Date and cancellation of the listing and admission to trading of the Atlantica Shares on Nasdaq, it is intended that Atlantica will be re-registered as a private limited company under the relevant provisions of the Companies Act.
13.	Settlement
Subject to the Scheme of Arrangement becoming Effective (and except as provided in paragraph 15 of this Part II (Explanatory Statement) in relation to certain Overseas Shareholders), settlement of the Consideration to which any Scheme Shareholder is entitled under the Scheme of Arrangement will be effected in the following manner:
(a)	Consideration
At or prior to the Effective Time, Bidco shall deposit, or cause to be deposited, with the Paying Agent, for the benefit of the Scheme Shareholders, cash in an amount equal to the aggregate amount of the Per Share Consideration due in respect of the Scheme Shares.
(i)	Scheme Shares that are Residual Shares
Where, at the Scheme Record Time, a Scheme Shareholder holds Residual Shares, Bidco shall procure that the Paying Agent despatches from the Company Payment Fund to the persons entitled thereto, cheques for the sums payable to each of them in accordance with the Scheme of Arrangement, unless otherwise properly directed by the persons entitled thereto.
(ii)	Scheme Shares that are Cede Shares
Where, at the Scheme Record Time, a Scheme Shareholder holds Cede Shares, Bidco shall procure that the Paying Agent despatches from the Company Payment Fund to Cede or its nominee, by way of electronic payment in lieu of a cheque, an amount in cash in immediately available funds equal to the amount payable in respect of the Cede Shares in accordance with the Scheme of Arrangement.

(iii)	Scheme Shares issued or transferred pursuant to the Company Share Plans
In the case of Scheme Shares issued or transferred pursuant to the Company Share Plans after the sanction of the Scheme of Arrangement by the Court and prior to the Scheme Record Time, settlement of the Consideration will be paid via payroll as shall be determined by Atlantica to facilitate any required deductions for income tax and employee national insurance contributions (and equivalent in other jurisdictions).
All cheques delivered by the Paying Agent will be in U.S. dollars. Cheques will be payable to the Scheme Shareholder concerned or, in the case of joint holders, Bidco reserves the right to make the cheque payable to the holder whose name stands first in the register of members of Atlantica. Cheques will be despatched as soon as practicable after the Effective Time, and in any event within fourteen calendar days of the Effective Time, to the person entitled thereto at the address as appearing in the register of members of Atlantica at the Scheme Record Time. None of Atlantica, Bidco, any member of the Bidco Group nor the Paying Agent or any of their respective agents or nominees or the DR Nominee shall be responsible for any loss or delay in the transmission of any cheques or payments, and such cheques shall be sent entirely at the risk of the person entitled thereto.
(b)	General
All documents and remittances sent to, or from, by or on behalf of Scheme Shareholders will be sent entirely at their own risk.
14.	No Appraisal Rights
If Scheme Shareholders approve the Scheme of Arrangement at the Court Meeting and the Court sanctions the Scheme of Arrangement, then, subject to the Scheme of Arrangement becoming Effective in accordance with its terms, the Scheme of Arrangement will be binding on all Scheme Shareholders, including those who did not vote or who voted against it at the Court Meeting. If Scheme Shareholders approve the Scheme of Arrangement and the Court sanctions the Scheme, no Scheme Shareholder will have “dissenters” or “appraisal” rights or otherwise have any right to seek a court appraisal of the value of Scheme Shares. If the Scheme of Arrangement becomes Effective, all Scheme Shareholders will receive the Consideration.
15.	Overseas Shareholders
(a)	General
This document has been prepared for the purposes of complying with English law and the information disclosed may not be the same as that which would have been disclosed if this document had been prepared in accordance with the laws of jurisdictions outside the United Kingdom.
This document does not constitute an offer to sell or issue or the solicitation of an offer to buy or subscribe for shares in any jurisdiction in which such offer or solicitation is unlawful.
Overseas Shareholders should consult their own legal and tax advisers with respect to the legal and tax consequences of the Scheme of Arrangement.
The availability of the Transaction to Overseas Shareholders may be affected by the laws of the relevant jurisdictions in which they are located. Overseas Shareholders should inform themselves about and should observe any applicable legal or regulatory requirements. It is the responsibility of all Overseas Shareholders to satisfy themselves as to the full compliance of the laws of the relevant jurisdiction in connection therewith, including the obtaining of any governmental, exchange control or other consents which may be required, or the compliance with other necessary formalities which are required to be observed and the payment of any issue, transfer or other taxes due in such jurisdiction.
The release, publication or distribution of this document and/or any accompanying documents in or into or from jurisdictions other than the United Kingdom or the United States may be restricted by law and therefore any persons who are subject to the law of any jurisdiction other than the United Kingdom or the United States should inform themselves about, and observe, any applicable legal or regulatory requirements. In particular, the ability of persons who are not resident in the United Kingdom to vote their Atlantica Shares with respect to the Scheme of Arrangement at the Atlantica Shareholder Meetings, or to appoint another person as proxy may be affected by the laws of the relevant jurisdictions in which they are located. Any failure to comply with the applicable restrictions may constitute a violation of the securities laws of any such Restricted Jurisdiction. To the fullest extent permitted by applicable law, the companies and persons involved in the Transaction disclaim any responsibility or liability for the violation of such restrictions by any person or any other failure to satisfy any applicable laws, regulations or requirements.
Unless otherwise determined by Bidco, and permitted by applicable law and regulation, the Transaction will not be made available, directly or indirectly, in, into or from a jurisdiction where to do so would violate the laws in that jurisdiction and no person may vote in favour of the Transaction by any such use, means, instrumentality or form within any jurisdiction if to do so would constitute a violation of the laws of that jurisdiction. Accordingly, copies of this document and all documents relating to the Transaction are not being, and must not be, directly or indirectly, mailed or otherwise forwarded, distributed or sent in, into or from a jurisdiction where to do so would violate the laws in that jurisdiction, and persons receiving this document and all documents relating to the Transaction (including custodians, nominees and trustees) must not mail or otherwise distribute or send them in, into or from such jurisdictions where to do so would violate the laws in that jurisdiction.
Persons who are not resident in the United Kingdom or the United States should inform themselves of, and observe, any applicable legal and regulatory requirements.
(b)	Securities laws
Copies of this document and any formal documentation relating to the Transaction are not being, and must not be, directly or indirectly, mailed or otherwise forwarded, distributed or sent in or into or from any Restricted Jurisdiction or any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction and persons receiving such documents (including custodians, nominees and trustees) must not mail or otherwise forward, distribute or send them in or into or from any Restricted Jurisdiction. Doing so may render invalid any related purported vote in respect of the Transaction.
Neither this document nor the accompanying documents are intended to, and do not, constitute or form part of any offer or invitation to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of, any securities or the solicitation of any vote or approval pursuant to the Scheme or otherwise, in any jurisdiction in which such offer, invitation or solicitation is unlawful. Nothing in this document or the accompanying documents should be relied upon for any other purpose.
This document and the accompanying documents have been prepared for the purposes of complying with English law and the information disclosed may not be the same as that which would have been disclosed if this document had been prepared in accordance with the laws of jurisdictions outside the United Kingdom. Overseas Shareholders should consult their own legal and tax advisers with regard to the legal and tax consequences of the Scheme of Arrangement for their particular circumstances.
All Atlantica Shareholders (including, without limitation, nominees, trustees or custodians) who would, or otherwise intend to, forward this document and its accompanying documents to any jurisdiction outside the United Kingdom, should seek appropriate independent professional advice before taking any action.
(c)	Additional information for U.S. investors
The Transaction is to be implemented by way of a scheme of arrangement under Part 26 of the Companies Act. If, in the future, Atlantica consents to the Transaction being implemented by way of an Offer, subject to the terms of the Transaction Agreement, and determines to extend the Offer into the U.S., the Transaction will be made in compliance with applicable U.S. laws and regulations.
It may be difficult for U.S. Atlantica Shareholders to enforce their rights and any claim arising out of the U.S. securities laws. Due to the fact that Atlantica is located in a country outside of the U.S., and some or all of its officers and directors are residents of countries outside of the U.S. Atlantica Shareholders may not be able to sue a non-U.S. company or its officers or directors in a non-U.S. court for violations of U.S. securities laws. Further, it may be difficult to compel a non-U.S. company and its affiliates to subject themselves to a U.S. court’s judgment.
16.	United Kingdom and United States taxation
A summary of certain United Kingdom and United States taxation consequences of the implementation of the Scheme for certain Atlantica Shareholders is set out in paragraph 6 of Part V (Additional Information) of this document.

That summary does not constitute tax advice and does not purport to be a full analysis of all potential United Kingdom and United States tax consequences of the Transaction. Atlantica Shareholders who are in any doubt about their taxation position, or who are subject to taxation in a jurisdiction outside of the United Kingdom and the United States are strongly advised to contact an appropriate independent professional adviser immediately.
17.	Action to be taken
You will find enclosed with this document:
•	a Court Meeting Proxy Card to be used in connection with the Court Meeting; and
•	a General Meeting Proxy Card to be used in connection with the General Meeting.
If you have not received these documents, please contact Atlantica’s proxy solicitor, Georgeson LLC, by calling the applicable helpline or by emailing the applicable address set out on page xix of this document.
To vote on the proposals
Whether or not you plan to attend the Atlantica Shareholder Meetings, Atlantica Shareholders are urged to complete and sign both the enclosed Court Meeting Proxy Card and General Meeting Proxy Card as soon as possible and in any event prior to the deadlines set out below.
In respect of the Court Meeting, you are entitled to one vote for each Scheme Share that you hold as at the Voting Record Time. In respect of the General Meeting, you are entitled to one vote for each Atlantica Share that you hold as at the Voting Record Time.
Whether or not you plan to attend the Atlantica Shareholder Meetings, if you are an Atlantica Shareholder, please:
•	complete and return the Court Meeting Proxy Card (for the Court Meeting); and
•	complete and return the General Meeting Proxy Card (for the General Meeting),
in accordance with the instructions printed thereon so that they are received by Atlantica’s agent for the Atlantica Shareholder Meetings, Broadridge, no later than 2.00 p.m. on 6 August 2024 (in the case of the Court Meeting Proxy Card for the Court Meeting) or 2.15 p.m. on 6 August 2024 (in the case of the General Meeting Proxy Card for the General Meeting) or, in the case of any adjournment, not later than 48 hours (excluding any part of a day that is a non-working day in the United Kingdom) before the time fixed for the holding of the adjourned meeting. Your vote will be cast as specified on the applicable Proxy Card.
Proxy appointments may be submitted electronically by logging on to www.proxyvote.com and following the instructions there. For an electronic proxy appointment to be valid, the appointment must be received by Broadridge no later than the applicable deadline set out above.
Alternatively, Court Meeting Proxy Cards (but not General Meeting Proxy Cards), together with any such power of attorney or other authority, if any, under which it is signed, or a duly certified copy thereof, may be handed to the Chair of the Court Meeting before the start of the Court Meeting. In the case of the General Meeting, unless the General Meeting Proxy Card is returned by the time and date mentioned in the instructions printed thereon, it will be invalid.
The completion and return of the Proxy Cards will not prevent eligible Atlantica Shareholders from attending and voting at the Court Meeting or the General Meeting, or any adjournment thereof, in person.
18.	Further information
The terms of the Scheme of Arrangement are set out in full in Part VIII (The Scheme of Arrangement) of this document. Your attention is also drawn to the further information contained in Part III (Conditions to and Further Terms of the Scheme of Arrangement and the Transaction), Part IV (Financial Information) and Part V (Additional Information) of this document.

PART III
CONDITIONS TO AND FURTHER TERMS OF THE SCHEME OF ARRANGEMENT AND THE
TRANSACTION
Part A
Conditions to the Scheme of Arrangement and the Transaction
The Transaction is conditional upon the Scheme of Arrangement becoming unconditional and becoming Effective by the End Date.
Conditions to the obligations of each Party
A.
The obligations of Atlantica and Bidco to give effect to the Transaction pursuant to the Scheme of Arrangement are subject to the satisfaction (or waiver by Atlantica and Bidco, acting jointly, to the extent permitted by applicable law) of the following Conditions:

(i)
the approval by a majority in number of Scheme Shareholders representing not less than 75 percent in value of the Scheme Shares held by such Scheme Shareholders (or the relevant class or classes thereof, if applicable) in each case present, entitled to vote and voting, either in person or by proxy, at the Court Meeting and at any separate class meeting which may be required by the Court or at any adjournment of any such meeting;

(ii)
the Resolution being passed by Atlantica Shareholders representing not less than 75 percent of the total voting rights of Atlantica Shareholders present and voting, whether in person or by proxy, at the General Meeting;

(iii)
the Scheme of Arrangement being sanctioned by the Court with or without modification (but subject to any non-de minimis modifications being acceptable to Atlantica and Bidco, acting reasonably and in good faith);

(iv)	a copy of the Court Order being delivered to the Registrar of Companies;
(v)
no Order having been issued by any court or other Governmental Authority or competent jurisdiction that remains in effect and enjoins, prevents or prohibits the consummation of the Transaction and no applicable law having been enacted, entered, promulgated or enforced by any Governmental Authority that remains in effect and prohibits or makes illegal consummation of the Transaction; and

(vi)
any waiting period under the HSR Act (and any extensions thereof) applicable to the Transaction, and any commitment to, or agreement (including any timing agreement) with, any Governmental Authority to delay the consummation of, or not to consummate before a certain date, the Transaction having expired or been terminated, and all other Clearances having been obtained (including in the form of a decision indicating a lack of jurisdiction) and remaining in full force and effect.

Conditions to the obligations of Bidco
B.
The obligations of Bidco to give effect to the Transaction pursuant to the Scheme of Arrangement are subject to the satisfaction (or waiver by Bidco to the extent permitted by Applicable Law) of the following further Conditions:

(i)	Atlantica having performed or complied in all material respects with its obligations, agreements and covenants under the Transaction Agreement to be performed by it at or prior to the Effective Time;
(ii)
(a) the representations and warranties of Atlantica in the Transaction Agreement related to (i) due incorporation, valid existence and corporate power of Atlantica, (ii) the organisational documents of Atlantica, (iii) the due authorisation of Atlantica to enter into, deliver and perform its obligations under the Transaction Agreement, (iv) the binding nature of the obligations under the Transaction Agreement and the Scheme of Arrangement on Atlantica, (v) the capitalisation of Atlantica, (vi) no other outstanding securities and (vii) finders’ fees, being true and correct in all respects at and as of the date of the Transaction Agreement and at and as of the Effective Time as if made at and as of the Effective Time (or, if such representations and warranties are given as of another specific date, at and as of such date), except for any de minimis inaccuracies; (b) the representations and warranties of Atlantica in the Transaction Agreement related to absence of certain changes being true and correct at and as of the date of the Transaction

Agreement and at and as of the Effective Time as if made at and as of the Effective Time; and (c) the other representations and warranties of Atlantica contained in Article IV of the Transaction Agreement, excluding the representations and warranties identified in (a) and (b) above (disregarding all qualifications and exceptions contained therein relating to materiality or Company Material Adverse Effect), being true and correct at and as of the date of the Transaction Agreement and at and as of the Effective Time as if made at and as of the Effective Time (or, if such representations and warranties are given as of another specific date, at and as of such date), except where the failure of such representations and warranties to be true and correct has not had a Company Material Adverse Effect;
(iii)	no effect having occurred since the date of the Transaction Agreement that has had a Company Material Adverse Effect that is continuing as of the Effective Time; and
(iv)	Bidco having received a certificate from an executive officer of Atlantica confirming the satisfaction of the Conditions set out in paragraphs B(i), B(ii) and B(iii) above.
Conditions to the obligations of Atlantica
C.	The obligations of Atlantica to give effect to the Transaction pursuant to the Scheme of Arrangement are subject to the satisfaction or waiver by Atlantica of the following further Conditions:
(i)
Bidco having performed or complied in all material respects with its obligations, agreements and covenants under the Transaction Agreement required to be performed by it at or prior to the Effective Time;

(ii)
(a) the representations and warranties of Bidco in the Transaction Agreement related to (i) the due incorporation, valid existence and corporate power of Bidco, (ii) the due authorisation of Bidco to enter into, deliver and perform its obligations under the Transaction Agreement, (iii) the binding nature of the obligations under the Transaction Agreement and the Scheme of Arrangement on Bidco, and (iv) finders’ fees, being true and correct in all respects at and as of the date of the Transaction Agreement and at and as of the Effective Time as if made at and as of the Effective Time (or, if such representations and warranties are given as of another specific date, at and as of such date), except for any de minimis inaccuracies; and (b) the other representations and warranties of Bidco contained in Article V of the Transaction Agreement, excluding the representations and warranties identified in (a) above, being true and correct at and as of the date of the Transaction Agreement and at and as of the Effective Time as if made at and as of the Effective Time (or, if such representations and warranties are given as of another specific date, at and as of such date), except where the failure of such representations and warranties to be true and correct has not had a Bidco Material Adverse Effect; and

(iii)
Atlantica having received a certificate from an executive officer of Bidco confirming, on behalf of Bidco, the satisfaction of the Conditions set out in paragraphs C(i) and C(ii) above and the Transaction Agreement.

Part B
Waiver of the Conditions
The Transaction and the Scheme of Arrangement are subject to the satisfaction (or waiver, if permitted) of the Conditions in Part A of this Part III (Conditions to and further terms of the Scheme of Arrangement and the Transaction), and to certain further terms set out in Part D of this Part III (Conditions to and further terms of the Scheme of Arrangement and the Transaction), and to the full terms and conditions set out in this document.
Part C
Implementation by way of an Offer
Bidco may not elect to implement the acquisition of the entire issued and to be issued share capital of Atlantica as contemplated by the Transaction Agreement by means of an Offer at any time without Atlantica’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed).
Part D
Certain further terms of the Transaction
Subject to the terms of the Transaction Agreement, the Transaction may be terminated by either Atlantica or Bidco if the Scheme of Arrangement does not become Effective by the End Date.

The availability of the Transaction to persons not resident in the U.K. or U.S. may be affected by the Laws of the relevant jurisdictions in which they are resident. Persons who are not resident in the U.K. or U.S. should inform themselves about, and observe, any applicable requirements. Atlantica Shareholders who are in any doubt about such matters should consult an appropriate independent professional adviser in the relevant jurisdiction without delay and observe any applicable requirements.
The Transaction will be governed by the laws of England and Wales and be subject to the exclusive jurisdiction of the English courts.
Each of the Conditions shall be regarded as a separate Condition and shall not be limited by reference to any other Condition.

PART IV
FINANCIAL INFORMATION
The following sets out financial information in respect of Atlantica. The documents referred to below, the contents of which have previously been filed with the SEC, are incorporated into this document by reference:
Financial Information	Reference
Audited consolidated accounts for the financial year ended 31 December 2022
https://atlantica.com/wp-content/uploads/documents/As_Filed_-_Atlantica_Sustainable_Infrastructure_plc_-_20F_-_2022.pdf

The audited consolidated accounts of the Atlantica Group for the financial year ended 31 December 2022 are set out in the annual report of Atlantica on Form 20-F for the year ended 31 December 2022, filed on 1 March 2023 and available from Atlantica’s website (at the link referred to above)

Audited consolidated accounts for the financial year ended 31 December 2023
https://atlantica.com/wp-content/uploads/documents/AS-FILED-Atlantica-Sustainable-Infrastructure-plc-20F-2023.pdf

The audited consolidated accounts of the Atlantica Group for the financial year ended 31 December 2023 are set out in the annual report of Atlantica on Form 20-F for the year ended 31 December 2023, filed on 1 March 2024 and available from Atlantica’s website (at the link referred to above)

Unaudited consolidated accounts for the three-month period ended 31 March 2024
https://www.atlantica.com/wp-content/uploads/documents/Atlantica-Reports-Q1-2024-Financial-Results_VF.pdf

The unaudited consolidated accounts of the Atlantica Group for the three-month period ended 31 March 2024 are set out in the quarterly report of Atlantica on Form 6-K for the three months ended 31 March 2024, filed on 8 May 2024 and available from Atlantica’s website (at the link referred to above)

No incorporation of website information
Save as expressly referred to herein, neither the content of Atlantica’s website nor the contents of any website accessible from hyperlinks from Atlantica’s website, is incorporated into, or forms part of, this document.

PART V
ADDITIONAL INFORMATION
1.	Responsibility
(a)
The Atlantica Directors, whose names are set out in paragraph 2(a) below, each accept responsibility for the information contained in this document other than the information for which responsibility is taken by others pursuant to paragraph 1(b) below. To the best of the knowledge and belief of the Atlantica Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this document for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

(b)
The Bidco Directors, whose names are set out in paragraph 2(b) below, accept responsibility for the information contained in this document relating to Bidco, the Bidco Group and any Bidco Director (including such Bidco Director’s immediate family, related trusts and persons connected with such Bidco Director). To the best of the knowledge and belief of the Bidco Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this document for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

2.	Directors
(a)	The Atlantica Directors and their respective positions in Atlantica are as follows:
Name	Position
Michael Woollcombe	Director and Non-Executive Chair of the Atlantica Board
Santiago Seage	Director and Chief Executive Officer
William E. Aziz	Non-Executive Director
Arun Banskota	Director
Debora Del Favero	Non-Executive Director
Brenda Eprile	Non-Executive Director
Ryan Farquhar	Director
Michael Forsayeth	Non-Executive Director
Edward C. Hall	Non-Executive Director
The registered office of Atlantica and the business address of each of the Atlantica Directors is Great West House (GW1), Great West Road, Brentford, Middlesex, Greater London TW8 9DF, United Kingdom.
(b)	The Bidco Directors and their respective positions in Bidco is as follows:
Name	Position
Andrew Gilbert	Director
Kelly Self	Director
Scott Steimer	Director
The registered office of Bidco and the business address of the Bidco Directors is C/O Cogency Global (UK) Limited 6 Lloyds Avenue, Unit 4cl, London, EC3N 3AX, United Kingdom.
3.	Market quotations
Set out below are the Closing Prices of Atlantica Shares as derived from Nasdaq on:
(i)	the first dealing day in each of the six months immediately before the date of this document; and
(ii)	12 July 2024, being the Latest Practicable Date.
Date	Atlantica Shares (USD)
2 January 2024	21.28
1 February 2024	19.69
1 March 2024	17.82

Date	Atlantica Shares (USD)
1 April 2024	18.67
1 May 2024	20.92
3 June 2024	21.98
1 July 2024	21.91
12 July 2024	22.05
4.	Interests of the Atlantica Directors and Executive Officers
In considering the unanimous recommendation of the Atlantica Board that Scheme Shareholders vote in favour of the Scheme of Arrangement at the Court Meeting and Atlantica Shareholders vote in favour of the Resolution at the General Meeting, you should be aware that aside from their interests as Atlantica Shareholders, the Atlantica Directors, including the Executive Officer, have interests in the Transaction that may be different from, or in addition to those of Atlantica Shareholders generally. Members of the Atlantica Board were aware of and considered these interests, amongst other matters, in evaluating and negotiating the Transaction Agreement and the Transaction and in unanimously recommending the Transaction. See paragraph 8 of Part I (Letter from the Chair of Atlantica Sustainable Infrastructure plc) of this document. These interests are described in more detail and certain of them are quantified in the narrative below.
Treatment of Atlantica Director and Executive Officer Awards
Any Awards held by Atlantica Directors, including the Executive Officer, will, in the context of the Transaction, be treated in the manner described in paragraph 8 of Part II (Explanatory Statement) of this document.
The following table sets out the number of Atlantica Shares subject to unvested Awards held by each Atlantica Director, including the Executive Officer, as at the Latest Practicable Date (excluding any Company Share Options which are underwater based on the Per Share Consideration of USD 22.00). The table separately quantifies the value of such unexercised or unvested Awards using a price per share of USD 22.00 (which is the Per Share Consideration provided for under the Scheme of Arrangement) net of applicable exercise prices.
Atlantica Director / Executive Officer	Unvested Company Share Options (#)	Unvested Company Share Options (US$)	Unvested Company RSUs (#)	Unvested Company RSUs (US$)
Atlantica Directors
Michael Woollcombe	—	—	29,889	657,558
Santiago Seage	—	—	192,906	4,243,932
William E. Aziz	—	—	—	—
Arun Banskota	—	—	3,803	83,666
Debora Del Favero	—	—	6,376	140,272
Brenda Eprile	—	—	—	—
Ryan Farquhar	—	—	—	—
Michael Forsayeth	—	—	9,963	219,186
Edward C. Hall	—	—	—	—
Strategic Review Bonuses
Together with certain other employees, the Executive Officer is eligible to receive a cash bonus on the closing of the Transaction under the terms of “Strategic Review Bonus” agreement entered into between Atlantica and the Executive Officer. The value of the Strategic Review Bonus for the Executive Officer is 110% of the Executive Officer’s target annual remuneration for 2023 (including fixed salary and target annual bonus for 2023). The Strategic Review Bonus will be paid to the Executive Officer via payroll systems as soon as practicable following the Effective Date.
Indemnification of Atlantica Directors and Officers
See the section headed “Directors’ and Officers’ Indemnification and Insurance” in paragraph 8 of Part V (Additional Information) below.

Executive Officer Employment Agreement and Severance Program
The Executive Officer is employed by Atlantica under a UK service agreement and a Spanish service agreement, both dated and effective since 28 December 2015.
The Executive Officer may terminate his employment within six months of a change of control of Atlantica by giving not less than three months’ written notice. Upon such termination of employment he would be entitled to receive pay and benefits up to the date his employment terminated.
Under an agreement entered into with the Executive Officer, the latter is entitled to payment for loss of office or employment in addition to the severance payment under the prevailing labour and legal conditions in his contracts or country where he is employed if he should leave (by loss of office or employment) Atlantica within 2 years of a change in control. The payment would represent six months of remuneration and will be adjusted to ensure that total payment including severance payment required under prevailing laws represents at least 12 months of remuneration (including salary, benefits, long term incentive plans and variable pay), but never more than 24 months of remuneration, unless required by local law. No payments would be made to the Executive Officer for dismissal for breach of contract, breach of fiduciary duties or gross misconduct, determined (in the event of a dispute) by a court of competent jurisdiction to reach a final determination.
The Executive Officer’s fixed remuneration is €738,300 and variable target remuneration is €850,000 for 2024. For 2024, the bonus measures for the remuneration of the Executive Officer, are focused on four areas: financial targets, capital allocation management, ESG including health and safety, and continued executive talent development.
In addition the Executive Officer may be entitled to the Strategic Review Bonus for a value of 110% of the Executive Officer’s target annual remuneration for 2023 (including fixed salary and target annual bonus for 2023).
The Executive Officer does not receive any pension contributions.
5.	Security Ownership of Certain Beneficial Owners and Management
The following table sets out certain information regarding the beneficial ownership of Atlantica Shares as at the Latest Practicable Date by: (i) each Atlantica Director, including the Executive Officer; (ii) all of the Atlantica Directors and the Executive Officer as a group; and (iii) each person, or group of affiliated persons, known by Atlantica to beneficially own more than 5 percent of the issued share capital. Unless otherwise indicated, the persons or entities identified in the table have sole voting and investment power with respect to all Atlantica Shares shown as beneficially owned by them, subject to applicable community property laws.
Information with respect to beneficial ownership has been furnished by each Atlantica Director. With respect to beneficial owners of more than 5 percent of the issued share capital of Atlantica, information is based on information filed with the SEC. Atlantica has determined beneficial ownership in accordance with the rules of the SEC. The table also includes shares issuable to such persons within 60 days after the Latest Practicable Date. These shares are deemed to be outstanding and beneficially owned by the person holding the right to issuance for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Percentage ownership calculations are based on 116,159,054 Atlantica Shares outstanding as at the Latest Practicable Date.
Except as otherwise indicated in the table below, addresses of the directors, executive officers and named beneficial owners are in care of Atlantica Sustainable Infrastructure plc, Great West House (Gw1), Great West Road, Brentford, Middlesex, Greater London TW8 9DF, United Kingdom.
Name of Beneficial Owner	Number of Atlantica Shares	Percentage of issued ordinary share capital of Atlantica
5 percent Shareholders
Liberty (AY Holdings) B.V.(1)	48,962,925	42.2%
Lazard Asset Management, LLC(2)	9,826,614	8.5%

Name of Beneficial Owner	Number of Atlantica Shares(3)	Percentage of issued ordinary share capital of Atlantica
Atlantica Directors
Michael Woollcombe	5,000(4)	*
Santiago Seage	117,491(5)	*
William E. Aziz	2,500(6)	*
Arun Banskota	—(7)	—
Debora Del Favero	—(8)	—
Brenda Eprile	13,000(9)	*
Ryan Farquhar	—(10)	—
Michael Forsayeth	2,500(11)	*
Edward C. Hall	1,500(12)	*
All current Atlantica Directors and the Executive Officer as a group (8 persons)	141,991	0.12%
*	Less than 1 percent of the outstanding ordinary share capital of Atlantica.
(1)
Based solely on information reported on a Schedule 13D filed on 28 May 2024 by Algonquin Power & Utilities Corp., a corporation incorporated under the laws of Canada, Algonquin (AY Holdco) B.V., a corporation incorporated under the laws of the Netherlands, and Liberty (AY Holdings) B.V., a corporation incorporated under the laws of the Netherlands, and Atlantica’s outstanding shares as of 31 December 2023.

(2)	Based solely on information reported on a Schedule 13F-HR filed on 14 May 2024 by Lazard Asset Management, LLC.
(3)	Other than Santiago Seage, no Atlantica Director holds any Company Share Options.
(4)
Represents for Mr. Woollcombe (i) 5,000 Atlantica Shares and (ii) nil Atlantica Shares underlying Company RSUs that are currently vested and exercisable or that vest within sixty days of the Latest Practicable Date.

(5)
Represents for Mr. Seage (i) 117,491 Atlantica Shares and (ii) nil Atlantica Shares underlying Company RSUs that are currently vested and exercisable or that vest within sixty days of the Latest Practicable Date. Mr. Seage also holds 109,337 Atlantica Shares underlying Company Share Options that are currently vested but which are underwater based on the Per Share Consideration of USD 22.00 per Scheme Share.

84,389 Atlantica Shares underlying Company Share Options that are currently vested and exercisable or that vest within sixty days of the Latest Practicable Date (such Company Share Options being underwater based on the Per Share Consideration of USD 22.00 per Scheme Share).
(6)
Represents for Mr. Aziz (i) 2,500 Atlantica Shares and (ii) nil Atlantica Shares underlying Company RSUs that are currently vested and exercisable or that vest within sixty days of the Latest Practicable Date.

(7)
Represents for Ms. Banksota (i) nil Atlantica Shares and (ii) nil Atlantica Shares underlying Company RSUs that are currently vested and exercisable or that vest within sixty days of the Latest Practicable Date.

(8)
Represents for Ms. Del Favero (i) nil Atlantica Shares and (ii) nil Atlantica Shares underlying Company RSUs that are currently vested and exercisable or that vest within sixty days of the Latest Practicable Date.

(9)
Represents for Ms. Eprile (i) 13,000 Atlantica Shares and (ii) nil Atlantica Shares underlying Company RSUs that are currently vested and exercisable or that vest within sixty days of the Latest Practicable Date.

(10)
Represents for Mr. Farquhar (i) nil Atlantica Shares and (ii) nil Atlantica Shares underlying Company RSUs that are currently vested and exercisable or that vest within sixty days of the Latest Practicable Date.

(11)
Represents for Mr. Forsayeth (i) 2,500 Atlantica Shares and (ii) nil Atlantica Shares underlying Company RSUs that are currently vested and exercisable or that vest within sixty days of the Latest Practicable Date.

(12)
Represents for Mr. Hall (i) 1,500 Atlantica Shares and (ii) nil Atlantica Shares underlying Company RSUs that are currently vested and exercisable or that vest within sixty days of the Latest Practicable Date.

6.	United Kingdom and United States taxation
United Kingdom taxation
The comments set out below are based on current United Kingdom tax law as applied in England and Wales and published HMRC practise (which may not be binding on HMRC) as at the date of this document, both of which are subject to change at any time, possibly with retrospective effect. They are intended as a general guide to certain limited aspects of the United Kingdom tax treatment of the Scheme of Arrangement and, save where expressly stated otherwise, apply only to Atlantica Shareholders (i) resident and, in the case of an individual, domiciled for tax purposes in the United Kingdom only; (ii) to whom “split year” treatment does not apply; (iii) who hold their Atlantica Shares as an investment (other than under a pension arrangement or an ISA or a Lifetime ISA); and (iv) who are the absolute beneficial owners of their Atlantica Shares. The discussion does not address all possible tax consequences relating to the Scheme of Arrangement. This discussion does not address the tax considerations relevant to the receipt of Atlantica dividends. Certain categories of shareholders, including (but not limited to) trustees and persons holding their shares through trust arrangements, those carrying on certain financial activities, those subject to specific tax regimes or benefitting from certain reliefs and exemptions, those connected with Atlantica or ECP, and those for whom the shares are employment-related securities may be subject to special rules and this summary does not apply to such shareholders. It should be noted that these categories of Atlantica Shareholders may incur liabilities to U.K. tax on a different basis to that described herein. Nothing in this document should be taken as personal tax advice.
Atlantica Shareholders or prospective shareholders who are in any doubt about their tax position, or who are resident or otherwise subject to taxation in a jurisdiction outside the United Kingdom, should consult their own professional advisers immediately.
The disposal by an Atlantica Shareholder of their Atlantica Shares pursuant to the Scheme of Arrangement for the Consideration may, depending on the Atlantica Shareholder’s individual circumstances (including their tax base cost and the availability of exemptions, reliefs or allowable losses) give rise to a liability to U.K. tax on chargeable gains or, alternatively, an allowable capital loss.
No U.K. stamp duty or stamp duty reserve tax should be payable by the Atlantica Shareholders on a disposal of their Atlantica Shares in accordance with the Scheme of Arrangement. This applies to any Atlantica Shareholder.
U.S. Federal Income Tax Considerations
The following is a summary of U.S. federal income tax considerations generally applicable to U.S. Holders (as defined below) of the receipt of the Consideration in exchange for Atlantica Shares. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), applicable U.S. Treasury Regulations, judicial authority and administrative interpretations, all as in effect on the date of this Transaction Statement, and which are subject to change, possibly with retroactive effect; any such change could affect the accuracy of the statements and conclusions set forth in this discussion. The parties have not sought and do not intend to seek any ruling from the U.S. Internal Revenue Service (the “IRS”) with respect to the U.S. federal income tax consequences described herein. Therefore, this discussion is not binding on the IRS, and the IRS or a court in the event of an IRS dispute may challenge the conclusions set forth below. This summary is for general information purposes only and does not purport to be a complete analysis of all potential U.S. federal income tax consequences that may apply to a U.S. Holder as a result of the Scheme of Arrangement. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences of the Scheme of Arrangement to such U.S. Holder. This summary does not address the U.S. federal estate or gift, U.S. federal alternative minimum, U.S. state and local, or non-U.S. tax consequences to U.S. Holders of the Scheme of Arrangement.
This discussion is limited to U.S. Holders who hold their Atlantica Shares as capital assets within the meaning of the Code (generally, property held for investment). This discussion does not address tax considerations that may be important to a particular holder in light of their individual circumstances, or to certain categories of holders that may be subject to special tax rules, such as:
•	dealers in securities, commodities or currencies;
•	traders in securities that have elected the mark-to-market method of accounting for their securities;
•	persons whose functional currency is not the U.S. dollar;
•	persons holding Atlantica Shares as part of a hedge, straddle, conversion or other “synthetic security” or integrated transaction;
•	persons that acquired Atlantica Shares pursuant to an exercise of employee options, in connection with employee incentive plans or otherwise as compensation or in connection with services;
•	certain U.S. expatriates;
•	financial institutions;
•	insurance companies;
•	regulated investment companies or real estate investment trusts;

•	persons subject to the alternative minimum tax;
•	persons that actually or under applicable constructive ownership rules own any interest in Bidco Parent, or 10% or more of Atlantica Shares; and
•	entities that are tax-exempt for U.S. federal income tax purposes.
If a holder of Atlantica Shares is a partnership (including any entity or arrangement treated as a partnership for U.S. federal income tax purposes), the tax treatment of a partner in such partnership will generally depend upon the status of the partner and the activities of the partnership. Partners in partnerships holding Atlantica Shares should consult their tax advisers to determine the appropriate tax treatment of the Scheme of Arrangement to them.
For purposes of this discussion, a “U.S. Holder” is a beneficial owner of Atlantica Shares that is, for U.S. federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in, or organised under the law of, the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a U.S. person under the Code.
Treatment of Receipt of the Consideration in the Scheme of Arrangement
Upon the receipt of the Consideration in the Scheme of Arrangement, a U.S. Holder will generally recognise capital gain or loss in an amount equal to the difference between the amount of the Consideration received and such U.S. Holder’s tax basis in such U.S. Holder’s Atlantica Shares. Subject to the PFIC rules discussed below, gain or loss recognised on such sale or other disposition will generally be long-term capital gain or loss if, at the time of the Scheme of Arrangement, the Atlantica Shares have been held for more than one year, and will generally be U.S. source gain or loss for U.S. foreign tax credit purposes, which may limit the ability to receive a foreign tax credit. Preferential rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. Deductions for capital losses may be subject to limitations.
If a U.S. Holder acquired different blocks of Atlantica Shares at different times or different prices, such U.S. Holder must determine its adjusted tax basis and holding period separately with respect to each block of such Atlantica Shares.
Passive Foreign Investment Company Rules
A non-U.S. corporation, such as Atlantica, will be classified as a “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. Passive income generally includes dividends, interest, royalties, rents, annuities, net gains from the sale or exchange of property producing such income and net foreign currency gains. For this purpose, cash is generally treated as a passive asset and the company’s intangible assets (including any unbooked intangible assets) associated with active business activity are taken into account as a non-passive asset. Atlantica will be treated as owning its proportionate share of the assets and earning its proportionate share of the income of any other corporation in which Atlantica owns, directly or indirectly, at least 25% (by value) of the stock.
Although a non-U.S. corporation’s PFIC status is determined annually, if Atlantica were classified as a PFIC for any taxable year during which a U.S. Holder held Atlantica Shares, the PFIC rules discussed below will generally apply to such U.S. Holder for such taxable year and, unless the U.S. Holder makes certain elections, subsequent years even if Atlantica ceased to be a PFIC.
Based upon the income and assets and the market price of the Atlantica Shares, Atlantica believe that is was not a PFIC for the taxable year ended 31 December 2023. Although Atlantica does not expect to be a PFIC for its current taxable year, PFIC status is a factual determination that must be made annually after the close of each taxable year. Depending on Atlantica’s use of cash and other passive assets and the value of its gross assets, as well as on the value of Atlantica Shares, it is possible that Atlantica could be a PFIC for the current taxable year, including because of changes to the values of its assets after the Scheme of Arrangement. Therefore, there can be no assurance that Atlantica will not be classified as a PFIC for the current taxable year.
If Atlantica were a PFIC for any taxable year during which a U.S. Holder held Atlantica Shares, such holder will generally be subject to special tax rules with respect to any gain such holder realises from the exchange of such shares pursuant to the Scheme of Arrangement, unless such holder made a mark-to-market election as described in the 2023 Form 20-F at “E. Taxation—U. S. Federal Income Tax Considerations—Passive foreign investment company rules”. Under these special tax rules:
•	any gain recognised pursuant to the Scheme of Arrangement will be allocated ratably over such holder’s holding period for the Atlantica Shares;
•
amounts allocated to the current taxable year and any taxable years in such holder’s holding period prior to the first taxable year in which Atlantica was classified as a PFIC (a “pre-PFIC year”) will be taxable as ordinary income; and

•
amounts allocated to each prior taxable year, other than the current taxable year or a pre-PFIC year, will be subject to tax at the highest tax rate in effect applicable to such holder for that year, and such amounts will be increased by an additional tax equal to interest on the resulting tax deemed deferred with respect to such years (an “interest charge”).

If Atlantica were a PFIC for any taxable year during which a U.S. Holder held Atlantica Shares and any of Atlantica’s non-U.S. affiliated entities were also PFICs, such holder will be treated as having owned a proportionate amount (by value) of the shares of each such non-U.S. affiliate classified as a PFIC for purposes of the application of these rules. U.S. Holders are advised to consult their tax advisers regarding the application of the PFIC rules to any of the entities in which they may own equity.
If a U.S. Holder owns Atlantica Shares during any taxable year that Atlantica was a PFIC, such holder must generally file an annual IRS Form 8621. U.S. Holders should consult their tax advisers regarding the U.S. federal income tax considerations of the Scheme and the application of the PFIC rules to their particular facts and circumstances.
THE SUMMARY SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION PURPOSES ONLY AND DOES NOT DISCUSS ALL ASPECTS OF U.S. FEDERAL INCOME TAXATION THAT MAY BE RELEVANT TO PARTICULAR HOLDERS IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES. ALL HOLDERS SHOULD CONSULT THEIR TAX ADVISERS TO DETERMINE THE PARTICULAR TAX CONSEQUENCES OF THE MERGER APPLICABLE TO THEM, INCLUDING THE EFFECT OF ANY U.S. FEDERAL, STATE, LOCAL, OR NON-U.S. TAX LAWS.
7.	Service contracts and remuneration of Atlantica Directors
Save as disclosed below, there are no service contracts in force between any director or proposed director of Atlantica or any of its subsidiaries and no such contract has been entered into or amended during the six months preceding the date of this document.
Santiago Seage
The Executive Officer is employed by Atlantica under a service agreement dated and effective since 28 December 2015, a summary of which is set out in paragraph 4 of Part V (Additional Information) of this document.

Atlantica Non-Executive Directors
William Aziz, Arun Banskota, Debora Del Favero, Brenda Eprile, Ryan Farquhar, Michael Forsayeth, Edward C. Hall and Michael Woollcombe, all of whom are non-employee directors of Atlantica (the “Non-Executive Directors”), are engaged by Atlantica under letters of appointment as set out below.
Non-Executive Director	Date of Appointment Letter	Effective Date of Appointment	Annual Fee
William Aziz	5 May 2020	5 May 2020	US$160,000
Arun Banskota	28 April 2020	28 April 2020	US$150,000(1)
Debora Del Favero	5 May 2020	5 May 2020	US$160,000
Brenda Eprile	5 May 2020	5 May 2020	US$165,000
Ryan Farquhar	30 August 2023	30 August 2023	—(2)
Michael Forsayeth	5 May 2020	5 May 2020	US$150,000
Edward C. Hall	2 August 2022	2 August 2022	US$150,000
Michael Woollcombe	8 May 2020	5 May 2020	US$225,000
(1)
Mr. Arun Banskota, a non-independent Non-Executive Director, has received compensation since August 2023 (following Mr. Banskota’s resignation as Chief Executive Officer of Alongquin Power & Utilities Corp. in August 2023).

(2)	Mr. Farquhar, a non-independent Non-Executive Director, does not receive remuneration from Atlantica.
8.	Offer-related arrangements
Transaction Agreement
Explanatory Note Regarding the Transaction Agreement
The following is a summary of the material provisions of the Transaction Agreement, a copy of which was furnished to the SEC by the Company on Form 6-K on 28 May 2024 and is available on the SEC’s website, www.sec.gov. This summary does not purport to be complete and may not contain all of the information about the Transaction Agreement that is important to Atlantica Shareholders. You should carefully read the Transaction Agreement in its entirety, as the rights and obligations of the parties thereto are governed by the express terms of the Transaction Agreement and not by this summary or any other information contained in this document.
The following summary of the Transaction Agreement is intended to provide information regarding the terms of the Transaction Agreement and is not intended to provide any factual information about Atlantica or modify or supplement any factual disclosures about Atlantica in its public reports filed or furnished to the SEC. In particular, the Transaction Agreement and the related summary are not intended to be, and should not be relied upon as, disclosures regarding any facts and circumstances relating to Atlantica. The representations and warranties contained in the Transaction Agreement were made only for purposes of that agreement and as at specific dates, were solely for the benefit of the parties to the Transaction Agreement, may be subject to a contractual standard of materiality different from what might be viewed as material to shareholders and may be subject to limitations agreed upon by the parties, including being qualified by confidential disclosures made by the parties to each other. You should not rely on the representations and warranties contained in the Transaction Agreement as characterisations of the actual state of facts or condition of Atlantica, Bidco or any of their respective subsidiaries, affiliates or businesses. In addition, information concerning the subject matter of the representations, warranties and covenants may change, which subsequent information may or may not be fully reflected in Atlantica’s public disclosures.
Structure of the Transaction
The Transaction will be implemented by means of a scheme of arrangement under Part 26 of the Companies Act. The Scheme of Arrangement involves an application by Atlantica to the Court to sanction the Scheme of Arrangement, pursuant to which all of the Scheme Shares will be transferred to Bidco or its nominee(s) in consideration for which holders of Scheme Shares will receive the Consideration of USD 22.00 per share. The transfer of the Scheme Shares to Bidco or its nominee(s), provided for in the Scheme of Arrangement, will result in the entire issued and to be issued share capital of Atlantica being owned by Bidco. Under the terms of the Transaction Agreement, Bidco may not elect to implement the acquisition of the entire issued and to be issued share capital of Atlantica by means of an Offer without Atlantica’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed).

When the Transaction Becomes Effective
The Transaction will become Effective once all the Conditions have been satisfied or (where applicable) waived, the Scheme of Arrangement has been sanctioned by the Court and a copy of the Court Order has been delivered to the Registrar of Companies. Under the Transaction Agreement, (i) without the written consent of Bidco, the Effective Date shall not occur prior to 25 August 2024 and (ii) without the written consent of Bidco and Atlantica, the Effective Date shall not occur prior to 27 November 2024 if (x) certain third-party consents and (y) a certain approval required by Bidco (unless Bidco has delivered written notice to Atlantica that it has determined it is not necessary to obtain such approval), in each case, have not been obtained in form and substance reasonably satisfactory to Bidco.
Treatment of Company Share Plans
Prior to the Effective Time, Atlantica will deliver a written notice to each holder of Company Share Options and Company RSUs informing such holder of the effect of the Transaction on such Company Share Options and Company RSUs, and take necessary actions to terminate the Company Share Plans as of and subject to the occurrence of, the Effective Time. Any Awards held by Atlantica Directors, including the Executive Officer, will, in the context of the Transaction, be treated in the manner described in paragraph 8 of Part II (Explanatory Statement) of this document.
Representations and Warranties
The Transaction Agreement contains customary representations and warranties of Atlantica, subject to certain exceptions in the Transaction Agreement as to, amongst other things:
•	due incorporation, valid existence, good standing and qualification to do business;
•	due incorporation, valid existence, good standing and ownership of material Subsidiaries and material minority-owned entities;
•	organisational documents of Atlantica, its material Subsidiaries and material minority-owned entities;
•	corporate authority, authorisation and approvals relating to the execution, delivery and performance of the Transaction Agreement;
•	the enforceability of the Transaction Agreement and the Scheme of Arrangement against Atlantica;
•
required consent of or filings with any Governmental Authority or any stock market or stock exchange for the execution and performance by Atlantica of the Transaction Agreement and the consummation of the Transaction;

•
the absence of contravention with, or violation of the Atlantica Articles, constitutional or organisational document of its material Subsidiaries and material minority-owned entities, applicable laws, material contracts and permits;

•	the absence of creation or imposition of encumbrance on any asset of Atlantica or any of its Subsidiaries or material minority-owned entities;
•	capitalisation of Atlantica;
•
the reports, schedules, forms, statements, prospectuses, registration statement documents filed with or furnished to the SEC and returns, resolutions and other documents required under the Companies Act to be delivered to the Registrar of Companies;

•	the absence of undisclosed material liabilities or obligations;
•	financial statements and maintenance of disclosure controls and procedures, and internal controls over financial reporting;
•	the absence of any effect that has had a Company Material Adverse Effect;
•	real properties;
•	compliance in all material respects in the past three years with material permits, licences or authorisations;

•	compliance in all material respects in the past three years with applicable laws;
•	compliance in the past five years with applicable anti-corruption laws, anti-money laundering laws, trade controls and sanctions;
•	the absence of material civil, criminal, or administrative actions pending against the Atlantica Group that would have a Company Material Adverse Effect;
•	tax matters;
•	material contracts;
•	employee and employee benefit plans;
•	intellectual property;
•	data protection and information technology;
•	environmental and energy regulatory matters;
•	receipt by the Atlantica Board of an opinion of Atlantica’s financial adviser;
•	finders’ fees; and
•	insurance coverage.
The Transaction Agreement also contains representations and warranties of Bidco as to, amongst other things:
•	due incorporation, valid existence, good standing and qualification to do business;
•
corporate power and approvals of each of Bidco, Guarantor (as defined below) and certain funds managed by ECP relating to the execution and performance of the Transaction Agreement and the Scheme of Arrangement;

•	the enforceability of the Transaction Agreement and Scheme of Arrangement against Bidco;
•	the absence of contravention with, or violation of constitutional or organisational document of Bidco or any of its Subsidiaries, applicable laws, material contracts and permits;
•	organisational documents of Bidco;
•	legality, validity and enforceability of the Guarantee and obligations of the Guarantor thereunder;
•	validity, enforceability of the obligations of Bidco and the relevant equity investors (as applicable) under the Financing Documents;
•
sufficiency of financing to consummate the Transaction (including payment of, amongst others, the Per Share Consideration, the Company Share Option Consideration, the Company RSU Consideration, the Strategic Review Bonus and certain payoff indebtedness);

•
required consent of or filings with any Governmental Authority or any stock market or stock exchange for the execution and performance by Bidco of the Transaction Agreement and the consummation of the Transaction;

•	capitalisation and operations of Bidco;
•	the absence of litigation;
•	finders’ fees; and
•
the absence of any contract or arrangement with Atlantica’s shareholders, directors, officers, employees or affiliates (other than the AQN Support Agreement and the Director Support Agreements (each as defined below)).

Some of the representations and warranties in the Transaction Agreement are qualified by materiality qualifications, being a “Company Material Adverse Effect” qualification with respect to Atlantica, as discussed below.

For purposes of the Transaction Agreement, a “Company Material Adverse Effect” means any event, change, effect, circumstance, condition, fact, development or occurrence (each, an “Effect”) that, individually or in the aggregate, (A) does or would reasonably be expected to prevent, impair or materially delay consummation by Atlantica of the transactions contemplated by the Transaction Agreement, including the Transaction and the Scheme of Arrangement, or otherwise adversely affect the ability of Atlantica to perform its obligations hereunder or (B) has had or would reasonably be expected to have a material adverse effect on the business, assets, properties, liabilities, operations or condition (financial or otherwise) of the Atlantica Group, taken as a whole; provided that no effect to the extent resulting from, arising out of, or relating to any of the following shall be deemed to constitute a Company Material Adverse Effect under clause (B) or shall be taken into account in determining whether there has been or would reasonably be expected to be a Company Material Adverse Effect under clause (B):
•	any changes in economic conditions in the United States or any other country or jurisdiction(s) in which the Atlantica Group operates or other general business, financial or market conditions;
•	any changes in conditions generally affecting the industry in which Atlantica or any of its Subsidiaries operate;
•	fluctuations in the value of any currency;
•
regulatory, legislative or political conditions or conditions in securities, credit, financial, debt or other capital markets (including changes in interest or inflation rates), in each case, in the United States or any other country or jurisdiction in which the Atlantica Group operates;

•
any adoption, implementation, promulgation, repeal, modification, amendment, authoritative interpretation, change or proposal of any applicable law of or by any Governmental Authority relevant to the business of Atlantica or any of its Subsidiaries after the date hereof;

•	any changes or prospective changes in IFRS (or authoritative interpretations thereof) after the date hereof;
•
geopolitical conditions, the outbreak, escalation or continuation of hostilities, civil or political unrest, any acts of war, sabotage, cyberattack or terrorism, or any escalation or worsening of the foregoing;

•
any epidemic, pandemic (including COVID-19), hurricane, earthquake, flood, calamity or other natural disasters, acts of God, change resulting from weather conditions or any other force majeure event (or any worsening of any of the foregoing);

•
any decline, in and of itself, in the market price or trading volume of the Atlantica Shares or any other outstanding security or debt obligation of Atlantica (provided, that any Effects giving rise to or contributing to such decline that are not otherwise excluded from the definition of Company Material Adverse Effect may be taken into account in determining whether there has been, or would reasonably be expected to be, a Company Material Adverse Effect);

•
any failure, in and of itself, by Atlantica or any of its Subsidiaries to meet any internal or published projections, forecasts, estimates or predictions of revenues, earnings or other financial or operating metrics for any period (provided, that any Effects giving rise to or contributing to such failure that are not otherwise excluded from the definition of Company Material Adverse Effect may be taken into account in determining whether there has been, or would reasonably be expected to be, a Company Material Adverse Effect);

•
the execution and delivery of the Transaction Agreement, the public announcement (including any leaks or unintentional announcements) or the pendency of the Transaction Agreement or the pendency or consummation of the transactions contemplated by the Transaction Agreement (including the Transaction), the taking of any action (or omitting to take any action) expressly in accordance with the Transaction Agreement, or the identity of, or any facts or circumstances relating to, Bidco, any ECP Entity or any of their respective affiliates, including the impact of any of the foregoing on the relationships, contractual or otherwise, of Atlantica or any of its Subsidiaries with Governmental Authorities, customers, suppliers, partners, distributors, payors, officers, employees or other material business relations subject to certain exceptions set forth in the Transaction Agreement;

•
any claims, actions, suits or proceedings arising from allegations of a breach of fiduciary duty or violation of securities laws, in each case relating to the Transaction Agreement or the transactions contemplated by the Transaction Agreement (including the Transaction);

•
any change or development in national, regional, state or local wholesale or retail markets or prices for electric power, capacity, emissions allowances, natural gas, fuel oil, coal, steel, concrete, water, steam or fuel or the transportation of any of the foregoing, including those due to actions by competitors or due to changes in commodities prices or hedging markets therefor; or

•	the availability or cost of financing to Bidco or any of its Subsidiaries.
Certain matters or Effects referred to in the definition of Company Material Adverse Effect may be taken into account, individually or in the aggregate with other such matters or Effects, to the extent that the impact of any such matter or Effect on the Atlantica Group, taken as a whole, is disproportionately adverse relative to the impact of such matter or Effect on companies operating in the industry and geographic markets in which the Atlantica Group operates; provided that:
•
if any assets or properties (or any portion thereof) of any member of the Atlantica Group, either alone, or together with any other assets or properties (or any portion thereof) of any member of the Atlantica Group, (i) are damaged by any loss, damage, destruction or impairment as a result of fire, explosion, hurricane, earthquake, windstorm, flood or other casualty or act of God or (ii) become subject to a completed Condemnation or an Initiated Condemnation which has been instituted and not dismissed as of the Effective Date, then such Casualties or Condemnations (taking into account any lost profits, the timing and ability to repair or replace such assets and any recoveries received by the Atlantica Group under any insurance policies or pursuant to any condemnation awards) will be taken into account in determining whether there shall have been or would reasonably be expected to be a Company Material Adverse Effect; and

•
if certain assets or properties (or any portion thereof) of any member of the Atlantica Group set out in the disclosure schedule delivered with the Transaction Agreement, either alone, or together with any other such assets or properties (or any portion thereof) of any member of the Atlantica Group set out in the disclosure schedule delivered with the Transaction Agreement, becomes subject to a completed Condemnation or an Initiated Condemnation which has been instituted and not dismissed as of the Effective Date, then such completed Condemnation or Initiated Condemnation will be deemed to be and constitute a Company Material Adverse Effect.

Conduct of Business Pending the Effective Time
The Transaction Agreement provides that, during the period from the date of the Transaction Agreement until the earlier of (a) the termination of the Transaction Agreement in accordance with its terms and (b) the Effective Time, except (i) as required by applicable law; (ii) as set forth in the disclosure schedule delivered with the Transaction Agreement; (iii) as otherwise required or expressly contemplated by the Transaction Agreement; or (iv) with the written consent of Bidco (which will not be unreasonably withheld or delayed), Atlantica will, and will cause each other member of the Atlantica Group, (x) to conduct its business in the ordinary course of business and in accordance with applicable law, (y) use commercially reasonable efforts to preserve substantially intact its business organisation and preserve in all material respects its relationships and goodwill with any employees, customers, suppliers, vendors, licensors, licensees and other persons, in each case, with which it has material business relations and (z) not to:
•
declare, authorise, establish a record date for, set aside or pay any dividends on or make any distribution with respect to the outstanding shares of its share capital or Awards (in cash, stock or other equity, property or in kind), subject to certain exceptions provided under the Transaction Agreement;

•	purchase, repurchase, redeem, repay, reduce or otherwise reacquire any Company Group Securities, subject to certain exceptions provided under the Transaction Agreement;
•	create, split, combine, consolidate, subdivide, reduce, redesignate or reclassify any shares or other equity interests in Atlantica;
•
issue, grant, pledge, charge, mortgage, encumber, subject to a lien, transfer, sell dispose of or authorise any of the foregoing with respect to any Company Group Securities, or securities convertible into, exchangeable for or exercisable for (whether currently convertible, exchangeable or exercisable or convertible, exchangeable or exercisable only after the passage of time or the occurrence of certain events) Company Group Securities or issue or grant any Awards, options, warrants, calls, subscription rights or other rights of any kind to acquire such Company Group Securities subject to certain exceptions provided under the Transaction Agreement;
•
adopt or propose any change or amendment to its certificate of incorporation, articles of association or other organisational or constitutional documents (whether by merger, consolidation or otherwise) (including the organisational or constitutional documents of Atlantica or its material Subsidiaries or material minority-owned entities) other than ministerial changes or amendments or, with respect to any member of the Atlantica Group other than the Company, changes or amendments that would not have the effect of circumventing any of the other restrictions contained under the Transaction Agreement;

•
except for with respect to expenditures or investments, acquire or authorise or announce (or enter into or amend any contract for or with respect to) the acquisition of (by merger, takeover offer, scheme of arrangement, consolidation, acquisition or by any other means) any equity interests, assets or properties of any person or other business organisation, or merge or consolidate with any third party, subject to certain exceptions provided under the Transaction Agreement;

•
make, incur or authorise any expenditures or investments for the development and construction of new projects where (i) the investment (including debt and equity) in such project is in excess of $100,000,000 individually or (ii) the Atlantica Group’s equity investment in such project is in excess of $20,000,000 individually and $50,000,000 in the aggregate, subject to certain exceptions provided under the Transaction Agreement;

•
subject to certain exceptions provided under the Transaction Agreement, (i) amend, renew, extend or modify in any manner that is materially adverse to the Atlantica Group, taken as a whole, or waive, release or forego any material rights or claim under, or cancel, fail to renew, voluntarily terminate, or assign, any material contract or government contract (other than (x) non-renewals or auto-renewals (in accordance with the terms of such material contract or government contract as of the date of the Transaction Agreement) occurring in the ordinary course of business, (y) expiration or termination at the end of the term of the material contract or government contract in accordance with their terms as of the date of the Transaction Agreement, (z) termination as a result of a material breach or a material default by the counterparty to such material contract or government contract in accordance with the terms of such contracts) or (ii) enter into any contract which if entered into prior to the date of the Transaction Agreement would have been a material contract or government contract, in each case other than in the ordinary course of business;

•
except with respect to tax matters, (i) enter into any settlement, release, waiver, discharge or compromise of any existing, pending or threatened action (1) in excess of $20,000,000 in the aggregate or (2) that would impose any material non-monetary obligations on the Atlantica Group or (ii) initiating or commencing any new action involving claims for money damages in excess of $10,000,000 without first notifying Bidco before (and in any event by no later than forty-eight (48) hours prior to) initiating or commencing any such new action; provided that Atlantica will keep Bidco reasonably informed of any material developments with respect to such new action;

•
establish, adopt, enter into, amend or terminate any material benefit plan applicable to employees generally or any such plan, scheme, program, policy, agreement or arrangement that would be a benefit plan if it were in effect on the date of the Transaction Agreement, subject to certain exceptions provided under the Transaction Agreement (and subject to the disclosure set forth in the disclosure schedule delivered with the Transaction Agreement that, amongst other actions, Atlantica may take tax-planning actions to mitigate any adverse tax consequences under Section 280G or 4999 of the Code that could arise in connection with the Transaction following consultation with Bidco in good faith prior to implementing any mitigation strategy and considering in good faith any reasonable comments and requests made by Bidco on such mitigation strategy);

•
except to the extent required by the terms of any benefit plan or any collective bargaining agreement, in each case, as in effect on the date of the Transaction Agreement or applicable law: (i) increase the compensation (including salaries and wages) or benefits of any individual who is a current or former employee, director or individual service provider of Atlantica or any of its Subsidiaries, except for increases made in the ordinary course of business and that in the aggregate for all employees, directors and individual service providers of Atlantica and its Subsidiaries do not exceed 5.5% of the aggregate base salary or base wage for all current employees, directors and individual service providers of Atlantica and its Subsidiaries immediately prior to such increase, (ii) pay or award, or commit to pay or award, any bonus or other incentive compensation to any current or former director, officer, employee or other individual service provider of the Company or any of its Subsidiaries (each, a “Relevant Service Provider”), subject to certain exceptions under the Transaction Agreement, (iii) grant any rights to change in control, retention, severance, or termination payments or benefits to Relevant Service Providers (excluding non-employee directors) in excess of $1,100,000 in the aggregate, (iv) grant any awards or any other equity- based awards to any Relevant Service Provider, (v) accelerate any rights or benefits under any benefit plan, or (vi) accelerate the time of vesting or payment of any award;
•
hire or engage any employee or terminate (other than for cause) any current or former employee (i) with an annual base salary of $400,000 or more or (ii) with an annual base salary below $400,000 that is not in the ordinary course of business, or appoint any director of any Subsidiary or material minority-owned entity who is not an employee of Atlantica or any of its Subsidiaries;

•
recognise or certify any labour or trade union, works council, or other employee representative group labour organisation as the representative of any of the employees of Atlantica or any of its Subsidiaries, or enter into or amend any collective bargaining agreement, labour union contract, trade union agreement or works council agreement, except in the ordinary course of business;

•
adopt a plan or agreement of complete or partial liquidation, dissolution or winding up, merger, combination, consolidation, restructuring, recapitalization or other reorganization of any member of the Atlantica Group, except with respect to dormant or immaterial subsidiaries or any minority-owned entities;

•
enter into any new line of business that is not reasonably related to the business of the Atlantica Group as of the date of the Transaction Agreement or abandon or discontinue any existing line of business of the Atlantica Group as of the date of the Transaction Agreement;

•
sell, assign, lease, licence, sublicence, mortgage, pledge, encumber, subject to a lien, transfer, surrender, relinquish or dispose of (or enter into or amend any contract for or with respect to) any of its assets or properties (other than intellectual property rights) with an aggregate value in excess of $10,000,000 individually or $20,000,000 in the aggregate, other than (i) mortgages or mortgage commitments, pledges or other liens granted in connection with non-recourse indebtedness incurred as permitted under the Transaction Agreement, (ii) inventory in the ordinary course of business, (iii) pursuant to any contracts in effect as of the date of the Transaction Agreement (and which have been provided to Bidco) or (iv) pursuant to any transactions solely between any members of the Atlantica Group;

•
sell, assign, transfer, licence, fail to renew, permit to lapse (other than the expiration of Atlantica’s intellectual property rights at the end of their statutory term), or otherwise dispose of (or enter into or amend any contract for or with respect to) the rights to use any of Atlantica’s material intellectual property rights other than in the ordinary course of business, or disclose material trade secrets or other material confidential information to a third party other than in the ordinary course of business to a recipient under an obligation of confidentiality;

•	materially and adversely amend, fail to maintain (including failure to pay any premiums thereon), terminate or cancel any of the Atlantica Group’s material insurance policies;
•	enter into any transaction with any shareholder of Atlantica, except for the Transaction Agreement, the AQN Support Agreement and the Director Support Agreements;
•	make or adopt any change in its accounting methods, principles, practices policies or procedures, except as required by applicable law or a change in IFRS;

•	change the country of residence for tax purposes of any member of the Atlantica Group;
•	repay, refinance, redeem, purchase, repurchase, defease or cancel any indebtedness other than as permitted pursuant to the terms thereof, subject to certain exceptions under the Transaction Agreement;
•
incur, assume, guarantee, endorse or otherwise become liable or responsible for any indebtedness of the Atlantica Group or of any other person (other than in an amount not in excess of $35,000,000 in the aggregate) or materially and adversely modify, amend or waive the terms of any indebtedness, subject to certain exceptions under the Transaction Agreement; or

•	adopt or otherwise implement any shareholder rights plan, “poison-pill” or other comparable agreement.
Notwithstanding the above restrictions, (i) Atlantica is permitted to take commercially reasonable actions that would otherwise require prior written consent of Bidco solely to the extent that Atlantica in good faith deems such action to be necessary to prevent the occurrence of, or mitigate the existence of, emergency situations or as reasonably necessary to address (1) immediate and significant risks to the environment, human health or safety (subject to certain exceptions) or (2) material damage to the environment, material equipment or other material assets of Atlantica and its Subsidiaries and (ii) Atlantica and its Subsidiaries may take commercially reasonable actions in response to the actual or anticipated effects of COVID-19 or any measures adopted by Governmental Authorities in response thereto.
Non-solicitation
Except as expressly permitted by the Transaction Agreement, from 27 May 2024 until the earlier of the Effective Time and the valid termination of the Transaction Agreement, Atlantica will not, and will cause its Subsidiaries, and its and its Subsidiaries’ respective representatives not to, directly or indirectly, not to:
•	solicit, initiate, participate in, knowingly facilitate, knowingly assist or knowingly encourage any enquiries regarding, or the making of submission of any Acquisition Proposal (as defined below);
•
enter into or participate in any discussions or negotiations in respect of any Acquisition Proposal or furnish to any third party any information in connection with any Acquisition Proposal or furnish to any third party any information in connection with any Acquisition Proposal or any inquiry, indication of interest, proposal, offer or request that would reasonably be expected to lead to an Acquisition Proposal;

•
enter into or adopt any letter of intent, head of terms, memorandum of understanding or similar document, agreement, commitment, or agreement in principle (whether written or oral, biding or non-binding) with respect to an Acquisition Proposal (other than an acceptable confidentiality agreement);

•	recommend, adopt, approve, endorse or publicly propose to recommend, adopt, approve or endorse any Acquisition Proposal;
•
withhold, withdraw, or qualify, amend or modify the Atlantica Board’s recommendation of the Transaction in a manner adverse to Bidco, or resolve or agree to take any such action, including requesting that the Court does not sanction the Scheme of Arrangement or failing to submit the Scheme of Arrangement to the Court for sanction;

•
fail to include the Atlantica Board’s recommendation of the Transaction in this document or fail to publicly reaffirm the Atlantica Board’s recommendation of the Transaction within ten (10) Business Days after (i) Bidco so requests in writing or (ii) an Acquisition Proposal is publicly announced or disclosed;

•
make any public recommendation in connection with a tender offer or exchange offer other than a recommendation in a solicitation / recommendation statement on Schedule 14D-9, against any Acquisition Proposal subject to Regulation 14D under the U.S. Exchange Act; or

•	resolve or agree to do any of the foregoing.

Pursuant to the Transaction Agreement, and as used throughout this document, an “Acquisition Proposal” means any bona fide inquiry, proposal or offer from any person (other than the Bidco Group or the ECP Entities) relating to: (i) any direct or indirect acquisition or purchase, in a single transaction or a series of related transactions, including by means of merger, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction, of (A) 10% or more (based on the fair market value thereof, as determined in good faith by the Atlantica Board) of the consolidated assets (including share capital of Atlantica’s Subsidiaries and minority-owned entities) or properties of the Atlantica Group, taken as a whole, or (B) 10% or more of the outstanding Atlantica Shares or (ii) any takeover offer, tender offer, exchange offer, scheme of arrangement, merger, consolidation, business combination, recapitalization, liquidation, dissolution, share exchange or similar transaction involving Atlantica that, if consummated, would result in any person (or the shareholders of any person) or “group” (within the meaning of Section 13(d)(3) of the U.S. Exchange Act) owning, directly or indirectly, shares representing 10% or more of the outstanding Atlantica Shares or the resulting direct or indirect parent of Atlantica, other than, in each case, the Transaction.
Receipt of an Acquisition Proposal
If at any time prior to the receipt of the required Company Shareholder Approvals, the Atlantica Board receives a written Acquisition Proposal made after the date of the Transaction Agreement that has not resulted from a breach of the non-solicitation provisions of the Transaction Agreement, the Atlantica Board may, directly or indirectly through its representatives, if the Atlantica Board determines in good faith that such Acquisition Proposal is or would reasonably be expected to lead to a Superior Proposal and that the failure to take such action would be inconsistent with its fiduciary duties under Applicable Law:
•	engage in negotiations or discussions with such third party who has made such Acquisition Proposal and its representatives and financing sources; and
•
furnish to such third party and its representatives and financing sources information relating to the Atlantica Group pursuant to an acceptable confidentiality agreement provided that all such information (to the extent that it has not been previously provided or made available to Bidco) would also be provided concurrently to Bidco with provision to such third party.

Atlantica must: (i) promptly (and in any event no later than 48 hours) notify Bidco if any Acquisition Proposal has been received, including the identity of any third party that makes such an Acquisition Proposal and its material terms and conditions, and provide to Bidco a copy of any written Acquisition Proposal and (ii) provide to Bidco a description and unredacted copies of all the material financial and other terms and conditions of such Acquisition Proposal and any and all unredacted proposals, indications of interest, draft contracts or other documents, exchanged between Atlantica or any of its Subsidiaries or representatives and the person(s) making such Acquisition Proposal or any of its affiliates or its or their representatives.
Prior to the receipt of the required Company Shareholder Approvals, if the Atlantica Board receives a written Acquisition Proposal made after the date of this Agreement that has not resulted from a breach of the non-solicitation provisions of the Transaction Agreement, and the Atlantica Board determines in good faith, after consultation with Atlantica’s financial adviser and outside legal counsel, that such Acquisition Proposal constitutes a Superior Proposal and that the failure to take such action in response to such Superior Proposal would be inconsistent with its fiduciary duties under applicable law, the Atlantica Board may:
•	make a Company Adverse Recommendation Change; or
•	terminate the Transaction Agreement in accordance with the termination provisions therein, provided that:
•
Atlantica must first notify Bidco in writing at least five Business Days before taking such action that Atlantica intends to take such action, which notice shall include an unredacted copy of such proposal and, if any, a copy of any financing commitments;

•
Atlantica and its representatives will negotiate in good faith with Bidco and its representatives during such five Business Day notice period to the extent Bidco wishes to negotiate and make itself reasonably available to negotiate, to enable Bidco to propose revisions to the terms of the Transaction Agreement;

•
Atlantica will consider by the end of such notice period any revisions to the terms of the Transaction Agreement committed to in a binding written proposal by Bidco and the Atlantica Board that such Superior Proposal would nevertheless continue to constitute a Superior Proposal if such revisions proposed by Bidco were to be given effect and that the failure to make such Company Adverse Recommendation Change or to terminate the Transaction Agreement in response to such Superior Proposal would continue to be inconsistent with its fiduciary duties under applicable law; and

•	Atlantica will follow the notice requirements to Bidco as set forth in the Transaction Agreement.
Pursuant to the Transaction Agreement, and as used throughout this document, a “Superior Proposal” means any bona fide, written Acquisition Proposal that if consummated in accordance with its terms would result in a person (or the shareholders of any person) or “group” (within the meaning of Section 13(d)(3) of the U.S. Exchange Act) owning, directly or indirectly, (i) 50% or more of the outstanding Atlantica Shares or (ii) 50% or more (based on the fair market value thereof, as determined in good faith by the Atlantica Board) of the consolidated assets (including share capital of Atlantica’s Subsidiaries and minority-owned entities) of the assets or properties of the Atlantica Group, taken as a whole, on terms which the Atlantica Board determines, in good faith, after consultation with Atlantica’s financial adviser and outside legal counsel, would be, if consummated, (A) in the best interest of Atlantica and (B) superior to the terms of the Transaction in the aggregate, in each case, taking into account all financial, legal and regulatory terms and conditions of the Acquisition Proposal and the Transaction Agreement.
Intervening Event
If, at any time prior to the receipt of the required Atlantica Shareholders approvals, an intervening event (as defined below) occurs, and the Atlantica Board (or any committee thereof), after consultation with its financial adviser and outside legal counsel, determines, in good faith, that the failure to take action would be inconsistent with its fiduciary duties under applicable law, then the Atlantica Board may make a Company Adverse Recommendation Change, provided that:
•
Atlantica notifies Bidco in writing at least five Business Days before taking such action, and such notice includes a reasonably detailed description of the intervening event (including the facts and circumstances providing the basis for the determination by the Atlantica Board (or any committee thereof) to effect such Company Adverse Recommendation Change);

•
Atlantica and its representatives negotiate in good faith with Bidco and its representatives during such five Business Day notice period, to the extent that Bidco affirmatively wishes to negotiate, to enable Bidco to propose revisions to the terms of the Transaction Agreement;

•
Atlantica and its representatives provide to Bidco and its representatives all applicable information with respect to such intervening event reasonably requested by Bidco to allow it to propose revisions to the terms of the Transaction Agreement; and

•
following the five Business Day period, the Atlantica Board (or any committee thereof) considers in good faith any revisions to the terms of the Transaction Agreement proposed in a binding written proposal by Bidco, and, following the satisfaction of such requirements, the Atlantica Board (or any committee thereof) determines in good faith that the failure to take such action in response to such intervening event would continue to be inconsistent with its fiduciary duties under applicable law notwithstanding the revisions proposed by Bidco.
Pursuant to the Transaction Agreement, and as used throughout this document, an “intervening event” means any material Effect that affects or would be reasonably likely to affect the business, assets, properties, liabilities, results of operations or condition (financial or otherwise) of the Atlantica Group, taken as a whole, and that (i) is not known to or reasonably foreseeable by the Atlantica Board as of the date of the Transaction Agreement (or if known, the magnitude or material consequences of which were not known by the Atlantica Board as of the date of the Transaction Agreement), (ii) is not (A) a change or development in national, regional, state or local wholesale or retail markets or prices for electric power, capacity, emissions allowances, natural gas, fuel oil, coal, steel, concrete, water, steam or fuel or the transportation of any of the foregoing, including those due to actions by competitors or due to changes in commodities prices or hedging markets therefor, or (B) a change in the rates that a member of the Atlantica Group may charge for electricity, energy, capacity and/or ancillary services or any other product or service subject to regulation by any governmental authority with jurisdiction over the energy industry, (iii) does not result from a breach of the Transaction Agreement by Atlantica, (iv) does not relate to clearance of the Transaction or the expiration or termination of any waiting period under any antitrust or other applicable law, (v) does not relate to the fact that, in and of itself, Atlantica exceeds any internal or published projections, estimates or expectations of its revenue, earnings or other financial performance or results of operations for any period (provided, the underlying cause of clause (v) may constitute an intervening event to the extent not otherwise excluded by this definition), (vi) does not relate to any action or announcement by any governmental authority that relates to any of the assets or programs of the Atlantica Group and (vii) does not relate to or involve any Acquisition Proposal or any inquiry or communications relating thereto or consequence thereof.
Efforts to Complete the Transaction
Each of Atlantica and Bidco will, and will cause their respective affiliates to, use their reasonable best efforts to implement or procure to implement the Transaction Agreement and consummate the Transaction, including:
•	preparing and filing as promptly as practicable with any Governmental Authority all documentation to effect all filings as are necessary, proper or advisable to consummate the Transaction;
•
obtaining all clearances from any Governmental Authority that are necessary, proper or advisable to consummate the Transaction and to make an appropriate response as promptly as reasonably practicable to any request for additional information or documentary material pursuant to applicable antitrust, foreign direct investment or energy regulatory laws; and

•	cooperating with the other party in its efforts to comply with its obligations under the Transaction Agreement.
Clearances
Bidco will, upon consultation with Atlantica and its counsel, determine the strategy to obtain the applicable regulatory clearances, including (i) responding to any request from, inquiry or investigation by, and conducting all meetings and communications (including any negotiations) with, any relevant Governmental Authority and (ii) defending and settling any action brought by or before any relevant Governmental Authority.
Each of Bidco and Atlantica will, and will cause their respective affiliates to, cooperate and consult with the other party in connection with the making of any regulatory filings required under the Transaction Agreement, and keep each other apprised on a current basis of the status of matters relating to the completion of the Transaction, including: (i) (A) as far in advance as practicable, notifying the other party of, and providing the other party with an opportunity to consult with respect to, any filing or material communication or inquiry that it or any of its affiliates intends to make with any Governmental Authority (or with any third party in connection therewith), (B) providing the other party and its counsel, prior to submitting any such filing or making any such communication or inquiry, a reasonable opportunity to review (other than any filing under the HSR Act), and considering in good faith the comments of the other party and its representatives in connection with any such filing, communication or inquiry, and (C) promptly following the submission of such filing or making of such communication or inquiry, providing the other party with a copy of any such filing (other than any filing under the HSR Act), material communication or inquiry, if in written form, or, if in oral form, a summary of such communication or inquiry; (ii) as promptly as practicable following receipt, furnishing the other party with a copy of any filing or written communication or inquiry, or, if in oral form, a summary of any such communication or inquiry, that it or any of its affiliates receives from any Governmental Authority (or from any third party in connection therewith); and (iii) coordinating and reasonably cooperating with the other party in exchanging such information and providing such other assistance as the other party may reasonably request. Each of Bidco and Atlantica shall notify and consult with each other in advance of any meeting or conference with any Governmental Authority in respect of any filing, action or other inquiry regarding the Transaction.
Each of Bidco and Atlantica will, and will cause their affiliates to, use their reasonable best efforts to defend through litigation on the merits, including appeals, any action by any Governmental Authority challenging the Transaction. However, no member of the Bidco Group or any ECP Entity (including any current or prospective investors in or partners of any ECP Entity or any of their respective affiliates) will be required to offer, propose, negotiate, agree to, commit to or effect, by undertaking, consent agreement, hold separate agreement or otherwise, (i) the sale, divestiture, licensing or disposition of all or any part of the businesses, assets, or interests of the Atlantica Group, any member of the Bidco Group, any ECP Entity or any current or prospective investors in or partners of any ECP Entity or any of their respective affiliates, (ii) the termination of any existing contractual rights, relationships or obligations, or the entry into or amendment of any licensing arrangements, (iii) the taking of any action that would limit the freedom of action of, or impose any other requirement on, any member of the Bidco Group, any ECP Entity or any current or prospective investors in or partners of any ECP Entity or any of their respective affiliates with respect to the ownership, operation, conduct or management of any business, assets or interests of the Atlantica Group, any member of the Bidco Group, any ECP Entity or any current or prospective investors in or partners of any ECP Entity or any of their respective affiliates; or (iv) any other remedial action, condition, commitment or undertaking whatsoever of any kind (each of the actions in (i)-(iv), a “Remedy Action”), except to the extent that such Remedy Action:
•
does not involve any businesses, assets, interests, properties, contracts, agreements, commercial arrangements, relationships, ventures, rights or obligations of the Bidco Group, any ECP Entity, any current or prospective investors in or partners of any ECP Entity or any of their respective affiliates;

•
with respect to any business, operations, assets and properties of the Atlantica Group in the United States, would not, and would not reasonably be expected to, either individually or in the aggregate, have a material adverse effect on the business, assets, properties, liabilities, operations or condition (financial or otherwise) of the Atlantica Group in the United States; and

•	with respect to any business, operations, assets and properties of the Atlantica Group outside the United States, would not have a Company Material Adverse Effect.
Atlantica will not offer, propose, negotiate, agree to, commit to, effect or take any Remedy Action, or defend, litigate or appeal any action, without the prior written consent of Bidco.
Completion of the Transaction is subject to receipt of a consent, “no objection statement”, a decision indicating a lack of jurisdiction or the expiration of applicable waiting periods for the following:
•	HSR Act;
•	Mexico Federal Economic Competition Law 2014 and any related rules and regulations, as administered and enforced by the Federal Economic Competition Commission (COFECE);
•	South Africa Competition Act 1998;
•	the CFIUS Approval;
•
Spain Law 19/2003 of 4 July, on the Legal System of Transfers of Capital and Financial Transactions with Foreigners (Ley 19/2003, de 4 de julio, sobre régimen jurídico de los movimientos de capitales y de las transacciones económicas con el exterior), as amended and restated from time to time (Law 19/2003), and Royal Decree 571/2023 of 4 July on foreign investments (Real Decreto 571/2023, de 4 de julio, sobre inversiones exteriores), as amended and restated from time to time (Royal Decree 571/2023);

•
Italy Law Decree No. 21 of 15 March 2012 converted with amendments by Law No. 56 of 11 May 2012, together with all connected or subordinated implementing decrees and regulations, all as subsequently amended and integrated; and

•	approval by FERC under Section 203 of the Federal Power Act, as amended, and the implementing regulations of FERC.
Directors’ and Officers’ Indemnification and Insurance
Bidco has agreed that, to the fullest extent permitted by applicable law, all rights to exculpation, indemnification and advancement of expenses for acts or omissions occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, existing as at the date of the Transaction Agreement in favour of the current or former directors and officers of Atlantica or its Subsidiaries as provided in their respective articles of association or other organisational documents or in any agreement or deed of indemnity will survive the Transaction and will continue in full force and effect in accordance with their terms.

Atlantica and Bidco have agreed that, from and after the Effective Time, Bidco shall cause Atlantica and each of its Subsidiaries to the fullest extent permitted by applicable law to indemnify and hold harmless each current or former director or officer of Atlantica or any of its Subsidiaries or each person who has served as directors, managers, officers, members, trustees or fiduciaries of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise if such service was at the request of Atlantica or any of its Subsidiaries (each, together with such person’s heirs, executors or administrators, referred to in the Transaction Agreement as the “Indemnified Parties”) against any costs or expenses in connection with any actual or threatened action, arising out of, relating to or in connection with any action or omission by them in their capacities as such occurring or alleged to have occurred at or before the Effective Time.
Atlantica has agreed to purchase a six-year pre-paid tail policy providing insurance coverage, benefits and terms no less favourable, in the aggregate, to the Indemnified Parties than the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance with respect to acts or omissions occurring or alleged to have occurred prior to the Effective Time.
The obligations of Bidco under the director and officer liability provision of the Transaction Agreement shall not be terminated, amended or modified in any manner so as to adversely affect any Indemnified Party (including such person’s successors, heirs and legal representatives) to whom the director and officer indemnification and liability provision of the Transaction Agreement applies, without the written consent of such affected Indemnified Party.
Transaction Litigation
Atlantica shall promptly notify Bidco in writing any shareholder demands or actions (including derivative claims) commenced against any member of the Atlantica Group and/or their respective directors or officers relating to any documentation relating to the Scheme of Arrangement or the Transaction, and shall keep Bidco informed on a reasonably current basis regarding any transaction litigation (including by promptly furnishing to Bidco and its representatives such information relating to such transaction litigation as may reasonably be requested by Bidco and that would not reasonably be expected to result in the waiver of attorney client or other applicable legal privilege).
Atlantica shall give Bidco the opportunity to consult with it regarding the defence and settlement of any transaction litigation, give Bidco the opportunity to review and comment on filings and responses related to any transaction litigation and consider in good faith Bidco’s advice with respect to such transaction litigation and give Bidco the opportunity to participate (at Bidco’s expense) in the defence or settlement of such transaction litigation.
Prior to the Effective Time, no member of the Atlantica Group may settle or offer to settle any transaction litigation without the prior written consent of Bidco (which consent shall not be unreasonably withheld, conditioned or delayed).
Financing of the Transaction
Bidco has secured committed financing in connection with the Transaction, consisting of a combination of (i) equity financing to be provided by certain funds managed by ECP, who have agreed to capitalise Bidco subject to the terms and conditions set forth in the Equity Commitment Letter (as defined below), and (ii) debt financing to be provided by the sources thereof, subject to the terms and conditions set forth in the Debt Commitment Letter (as defined below). In addition, the Guarantor has provided the Guarantee with respect to the payment of the termination fee payable by Bidco, in each case, subject to the terms of the Transaction Agreement and of such Guarantee. The Equity Financing, the Debt Financing and the Guarantee are set out in further detail in this section under the headings “Equity Commitment Letter”, “Debt Commitment Letter” and “Guarantee” respectively.
In respect of the Equity Financing and the Debt Financing, Bidco has agreed to:
•
not to terminate, amend, supplement or modify provisions of the Equity Commitment Letter or the Debt Commitment Letter or any related fee letters (other than as provided for under the Transaction Agreement);

•
upon reasonable written request by Atlantica, keep Atlantica informed in reasonable detail of the status of its efforts to arrange the Debt Financing, and promptly provide to Atlantica complete, correct and executed copies of the definitive agreements relating to the Debt Financing;

•
give Atlantica prompt written notice (i) of any actual or threatened (in writing) breach, default, termination, cancellation or repudiation by any party to any of the Financing Documents, and (ii) of the receipt by Bidco of any written notice or other written communication from any Debt Financing provider with respect to any actual or alleged (in writing) breach, default, termination, cancellation or repudiation by any party to any of the Financing Documents of any provisions of the Financing Documents;

•
notify Atlantica of any material dispute or disagreement between or amongst any parties to the Financing Documents that would reasonably be expected to prevent or materially delay the funding of the Equity Financing and the Debt Financing on the Effective Date; and

•
notify Atlantica of the occurrence of an event or development that would reasonably be expected to adversely impact the ability of Bidco to obtain all or any portion of the Equity Financing and the Debt Financing necessary to fund the amounts required to be paid on the Effective Date pursuant to the Transaction Agreement.

In respect of the Debt Financing, Bidco has agreed to use commercially reasonable efforts to:
•
maintain in full force and effect and comply with the Financing Documents and, to the extent entered into prior to the closing of the Transaction, the definitive agreements relating to the Debt Financing;

•	negotiate and enter into definitive agreements with respect to the Debt Financing on a timely basis, on the terms and subject to those conditions set forth in the Debt Commitment Letter;
•
satisfy (or obtain a waiver of), on a timely basis, at or prior to the closing of the Transaction all conditions applicable to (and within control of) Bidco in the Financing Documents and, to the extent entered into prior to the closing of the Transaction, the definitive agreements relating to the Debt Financing;

•	consummate the Debt Financing and cause the Debt Financing providers, the equity investors and the other Persons committing to fund the Debt Financing to fund at the closing of the Transaction;
•	fully pay, or cause to be fully paid, all commitment or other fees arising pursuant to the Debt Commitment Letter as and when they become due and payable; and
•
promptly notify Atlantica in writing if any portion of the Debt Financing becomes unavailable and, unless Bidco has available to it unrestricted and readily available cash and/or cash equivalents to replace such unavailable financing, Bidco will use its commercially reasonable efforts to (i) arrange and obtain alternative debt financing from the same or alternative sources in an amount sufficient to assure the availability of the amounts required to be paid at the closing of the Transaction pursuant to the Transaction Agreement and with terms and conditions not materially less favourable in the aggregate, to Bidco and its affiliates than the terms and conditions in the Debt Commitment Letter, and (ii) obtain one or more new financing commitment letters with respect to such alternative debt financing which new letters will replace or supplement the existing Debt Commitment Letter in whole or in part, subject to certain restrictions under the Transaction Agreement.

Atlantica has agreed to provide to Bidco and cause its Subsidiaries to provide to Bidco, using commercially reasonable efforts, certain information requested by Bidco and assisting with certain tasks in causing the conditions in the Debt Commitment Letter to be satisfied and that is customary in connection with the arrangement of the Debt Financing, including but not limited to:
•
timely furnishing Bidco with the required financial information and furnishing any other financial statements, financial data and other customary financial and other pertinent information of the Atlantica Group;

•
assisting in the preparation for and to participate in a reasonable and limited number of investor and lender meetings, presentations, “road show” presentations, due diligence sessions, and sessions with rating agencies in connection with the Debt Financing at reasonable times and locations mutually agreed;

•
assisting with the preparation by Bidco and the Debt Financing providers of materials for rating agencies, customary bank books, offering memoranda, private placement memoranda, road show presentations and other customary documents reasonably requested in writing in connection with the Debt Financing;

•
providing all documentation and other information about Atlantica and its Subsidiaries required by bank regulatory authorities with respect to the Debt Financing under applicable “know your customer” and anti-money laundering rules and regulations;

•
obtaining customary payoff letters, lien terminations and instruments of discharge necessary to be delivered at the closing of the Transaction to allow for the payoff, discharge or termination in full as of the closing of the Transaction of certain payoff indebtedness;

•
assisting Bidco in preparing pro forma financial statements of the type and form customarily included in offering memoranda for high yield debt securities issued pursuant to Rule 144A under the Securities Act;

•	executing and delivering customary evidence of authority, customary officer’s certificates, to the extent they are available;
•
providing commercially reasonable and customary assistance in completing any schedules or other customary informational requirements relating to Atlantica and its Subsidiaries with respect to any definitive financing documents contemplated by the Debt Financing; and

•	subject to certain exceptions under the Transaction Agreement, facilitating customary cooperation and assistance of Atlantica’s auditors.
Other Covenants and Agreements
The Transaction Agreement also contains additional covenants, including, amongst others, access to information, delivery of payoff letters and lien releases, termination of affiliate agreements, certain employee matters, public announcements, stock exchange delisting, prohibition on switching, tax matters and takeover statutes.
Conditions to Completion of the Transaction
The Conditions to completion of the Transaction are set out in Part III (Conditions to and Further Terms of the Scheme of Arrangement and the Transaction) of this document. The Transaction is conditional upon the Scheme of Arrangement becoming unconditional and becoming Effective, by no later than the End Date.
The Scheme of Arrangement is conditional on, amongst others:
•
the approval by a majority in number of Scheme Shareholders representing not less than 75 percent in value of the Scheme Shares held by such Scheme Shareholders (or the relevant class or classes thereof, if applicable) in each case present, entitled to vote and voting, either in person or by proxy, at the Court Meeting and at any separate class meeting which may be required by the Court or at any adjournment of any such meeting;

•
the Resolution being passed by Atlantica Shareholders representing not less than 75 percent of the total voting rights of Atlantica Shareholders present and voting, whether in person or by proxy, at the General Meeting;

•
the Scheme of Arrangement being sanctioned by the Court with or without modification (but subject to any non-de minimis modifications being acceptable to Atlantica and Bidco, acting reasonably and in good faith);

•	a copy of the Court Order being delivered to the Registrar of Companies;
•
no order having been issued by any Governmental Authority of competent jurisdiction that remains in effect and enjoins, prevents or prohibits the consummation of the Transaction and no applicable law having been enacted, entered, promulgated or enforced by any Governmental Authority that remains in effect and prohibits or makes illegal consummation of the Transaction; and

•
any waiting period under the HSR Act (and any extensions thereof) applicable to the Transaction, and any commitment to, or agreement (including any timing agreement) with, any Governmental Authority to delay the consummation of, or not to consummate before a certain date, the Transaction, having expired or been terminated, and all other Clearances having been obtained (including in the form of a decision indicating a lack of jurisdiction) and remaining in full force and effect.

In addition, Atlantica and Bidco have agreed that the Transaction will be conditional upon the Conditions set out in Part III (Conditions to and Further Terms of the Scheme of Arrangement and the Transaction) of this document.
Termination
The Transaction Agreement may be terminated in the following circumstances at any time prior to the Effective Time:
•	by mutual written agreement of Atlantica and Bidco;
•	by either Atlantica or Bidco, if:
•	the Transaction has not been consummated on or before the End Date;
•
a court or other Governmental Authority of competent jurisdiction has issued an Order (as defined in the Transaction Agreement) that permanently enjoins, prevents or prohibits the consummation of the Transaction and such Order has become final and non-appealable or a Governmental Authority has enacted, entered, promulgated or enforced any other law that prohibits or makes illegal the consummation of the Transaction;

•
the Court Meeting or the General Meeting (including, in each case, any postponements or adjournments thereof) have been held and the required Company Shareholder Approval voted on at the meeting has not been obtained; or

•
the Court declines or refuses to sanction the Scheme of Arrangement, except that, if an appeal has been submitted by Atlantica in respect of any such decline or refusal, this right to terminate the Transaction Agreement may not be exercised until such appeal has been denied in a final determination;

•	by Bidco, if:
•	prior to Atlantica Shareholders approving the Scheme of Arrangement, a Company Adverse Recommendation Change occurs; or
•
Atlantica breaches any of its representations and warranties set out in the Transaction Agreement that would cause certain conditions to the obligations of Bidco to complete the Transaction not to be satisfied and such breach or failure to perform (i) is incapable of being cured by the End Date, or (ii) has not been cured by Atlantica within the earlier of (A) 30 days following written notice from Bidco of such breach or failure to perform and (B) the End Date, except that the Transaction Agreement may not be terminated pursuant to this termination right if Bidco is then in breach of any of its representations, warranties, covenants or obligations, which breach by Bidco would cause certain conditions to the obligations of Atlantica to complete the Transaction not to be satisfied; or

•	by Atlantica, if:
•
Bidco breaches any of its representations and warranties set out in the Transaction Agreement that would cause certain conditions to the obligations of Atlantica to complete the Transaction not to be satisfied, and such breach or failure to perform (i) is incapable of being cured by the End Date or (ii) has not been cured by Bidco within the earlier of (A) 30 days following written notice from Atlantica of such breach or failure to perform and (B) the End Date, except that the Transaction Agreement may not be terminated pursuant to this termination right if Atlantica is then in breach of any of its representations, warranties, covenants or obligations, which breach by Atlantica would cause certain conditions to the obligations of Bidco to complete the Transaction not to be satisfied;

•
prior to the receipt of the Company Shareholder Approvals, (i) the Atlantica Board receives a Superior Proposal, (ii) Atlantica is in compliance in all respects (other than immaterial compliance that does not adversely affect Bidco) with the non-solicitation obligations under the Transaction Agreement, (iii) the Atlantica Board has authorised termination of the Transaction Agreement in order to enter into a definitive agreement providing for a Superior Proposal, (iv) concurrently with such termination, Atlantica enters into such definitive agreement and (v) Atlantica pays Bidco the Company Termination Fee (as defined below) concurrently with or prior to (and as a condition to) such termination; or

•
Bidco fails to consummate the closing of the Transaction within 5 Business Days following delivery of a written confirmation by Atlantica notifying Bidco that it stands ready, willing and able to consummate the Transactions and all conditions to the mutual obligations of the parties and the obligations of Atlantica to complete the Transaction.

Company Termination Fee
Atlantica will be required to pay to Bidco, in cash, an amount equal to USD 26,000,000 (the “Company Termination Fee”) if the Transaction Agreement is terminated (a) by Bidco if there is a Company Adverse Recommendation Change; (b) by the Company in order to enter into a definitive agreement providing for a Superior Proposal as described above; (c) (i) by Bidco or the Company due to failure to (x) consummate the Transaction prior to the End Date, (y) receive approval by the Atlantica Shareholders at the Atlantica Shareholder Meetings or (z) obtain the Court sanction of the Scheme of Arrangement; (ii) by Bidco following an uncured breach by Atlantica of its representations, warranties or covenants that would cause a closing condition to not be satisfied; and in each of (i) and (ii), both (A) an Acquisition Proposal has been communicated to the Atlantica Board or publicly announced prior to (1) the End Date in the case of clause (i)(x), (2) prior to the Court Meeting or General Meeting in the case of clause (i)(y), (3) prior to the date of the Court Hearing in the case of clause (z), and (4) prior to the breach in the cause of clause (ii) and (B) within twelve months of such termination Atlantica enters into a definitive agreement or consummates an Acquisition Proposal.
Bidco Termination Fee
Bidco will be required to pay to Atlantica, in cash, an amount equal to USD 116,000,000 (the “Reverse Termination Fee”) if the Transaction Agreement is terminated by Atlantica (a) following an uncured breach by Bidco of its representations, warranties or covenants that would cause a closing condition to not be satisfied or (b) because Bidco failed to consummate the Transaction within five business days following delivery of a notice by Atlantica confirming that it stands ready, willing and able to consummate the transactions contemplated by the Transaction Agreement.
Expense Reimbursement
Atlantica will reimburse Bidco for its reasonable and documented out-of-pocket expenses, up to USD 12,500,000 (the “Expense Reimbursement”), if the Transaction Agreement is terminated (a) by either Bidco or Atlantica due to failure to (i) receive approval by the Atlantica Shareholders at the Atlantica Shareholder Meetings or (ii) obtain the Court sanction of the Scheme of Arrangement or (b) by Bidco following an uncured breach by Atlantica of its representations, warranties or covenants that would cause a closing condition to not be satisfied. In the event the Company Termination Fee becomes payable, it will be reduced by the amount of the Expense Reimbursement.
In addition, if Atlantica commences a suit to obtain the Reverse Termination Fee or certain Bidco financing costs under the Transaction Agreement, or Bidco commences a suit to obtain the Company Termination Fee, then subject to the issuance of a favourable judgment, Atlantica or Bidco (as applicable) may recover enforcement expenses (including reasonable attorneys’ fees) (“Enforcement Expenses”) up to USD 7,500,000.
Specific Performance
Atlantica and Bidco have agreed that irreparable harm would occur and that the parties would not have any adequate remedy at law (i) for any breach of any of the provisions of the Transaction Agreement or (ii) in the event that any of the provisions of the Transaction Agreement were not performed in accordance with their specific terms. The parties have therefore decided that they are entitled to an injunction to prevent breaches of the Transaction Agreement and to specifically enforce the terms and provisions of the Transaction Agreement without proof of actual damages, and each party further agrees to waive any requirement for the securing or posting of any bond in connection with such remedy. The parties have further agreed not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to applicable law or inequitable for any reason, and not to assert that a remedy of monetary damages would provide an adequate remedy or that the parties otherwise have an adequate remedy at law.
Subject to the limitations set out under the Transaction Agreement:
•
Atlantica has the right to an injunction, specific performance or other equitable remedies in connection with enforcing Bidco’s obligations to consummate the transactions contemplated by the Transaction Agreement, and cause the Equity Financing to be funded subject to the terms and conditions set forth under the Transaction Agreement (provided that Atlantica will not be entitled to the remedy of specific performance if the Reverse Termination Fee is paid); and

•
Bidco shall have the right to an injunction, specific performance or other equitable remedies in connection with enforcing Atlantica’s obligations to consummate the Transaction, subject to the terms and conditions set forth under the Transaction Agreement.

Fees, Costs and Transfer Taxes
Except as otherwise provided in the Transaction Agreement, each party shall pay its own costs and expenses in connection with the Transaction Agreement.
Bidco shall bear and promptly pay all United Kingdom stamp duty and stamp duty reserve tax payable in connection with the Transaction Agreement or the Transaction including, for the avoidance of doubt, the transfer of the Scheme Shares, Court Order and any instrument of transfer executed in connection with or pursuant to the Court Order or the Scheme of Arrangement pursuant to the Transaction. Atlantica shall bear all fees and costs associated with this document and the Atlantica Shareholder Meetings and all registration and filings fees associated with any securities exchange or stock market (including Nasdaq) or SEC filing. Bidco and Atlantica shall equally bear all filing fees paid in respect of any filing pursuant to any antitrust, foreign direct investment or energy regulatory law in connection with the Transaction.
Waiver and Amendment
No amendment of the Transaction Agreement shall be valid unless it is in writing and duly executed by or on behalf of each party to the Transaction Agreement. A waiver under the Transaction Agreement shall not be valid unless it is in writing and duly executed by each party against whom waiver is to be effective.
A failure or delay by a party to exercise any right, power or privilege provided under the Transaction Agreement, shall not constitute a waiver of that or any other right, power or privilege, nor shall it preclude or restrict any further exercise of that or any other right, power or privilege.
Jurisdiction
Each of the parties irrevocably and unconditionally submits to the jurisdiction of the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware and waives any objection to any proceedings in such courts or on the grounds of venue or on the grounds that such proceedings have been brought in an inconvenient forum or improper venue.
The Scheme of Arrangement, the rights and obligations arising out of or in connection with the Scheme of Arrangement and the interpretation of the duties of directors of the Company are governed by the laws of England and Wales and the exclusive jurisdiction of the English courts.
Equity Commitment Letter
Bidco has delivered the Equity Commitment Letter from certain funds managed by ECP pursuant to which such equity investors have agreed to make an indirect equity investment in Bidco, in the total amount of USD 1,753.6 million, which amount will be used by Bidco solely to fund a portion of the aggregate amount of the Per Share Consideration payable to Scheme Shareholders.

Each such ECP fund’s obligation to fund its portion of the equity commitment is subject to (i) on or before the Effective Date, the satisfaction in full or waiver by Bidco of all of the conditions to Bidco’s obligations set forth under the Transaction Agreement, (ii) the funding of the financing provided for by the Debt Financing (or any alternative debt financing), and (iii) the substantially simultaneous consummation of the Transaction in accordance with the terms of the Transaction Agreement.
Debt Commitment Letter
Bidco has delivered a Debt Commitment Letter from Banco Santander S.A., Barclays Bank plc, Goldman Sachs Bank USA, ING Capital LLC, Morgan Stanley Senior Funding, Inc, and MUFG Bank, Ltd. (together with any other financial institutions that join as parties thereto in accordance with the terms thereof), pursuant to which they have committed to provide 364-day senior secured bridge loan credit facilities consisting of:
•	the USD Initial Term Facility, being a senior secured first lien term loan facility denominated in USD in an aggregate principal amount equal to USD 1,500 million;
•
the USD DDTL Facility, being a senior secured first lien delayed draw term loan facility denominated in USD in an aggregate principal amount to be determined by Bidco in its sole discretion, which shall reduce the USD Initial Term Facility on a dollar-for-dollar basis;

•	the EUR Initial Term Facility, being a senior secured first lien term loan facility denominated in EUR in an aggregate principal amount equal to EUR 500 million;
•
the EUR DDTL Facility, being a senior secured first lien delayed draw term loan facility denominated in EUR in an aggregate principal amount to be determined by Bidco in its sole discretion, which shall reduce the EUR Initial Term Facility on a euro-for-euro basis; and

•	a USD 450 million multi-currency senior secured first lien revolving loan and letter of credit facility, available in USD and EUR.
Subject to the terms of the Debt Commitment Letter, Bidco may reduce the above commitments under the USD Initial Term Facility and/or the USD DDTL Facility by up to USD 250 million.
The Debt Financing providers’ obligation to provide the debt financing is subject to customary conditions including, without limitation:
•	consummation or substantially concurrent consummation of the Transaction;
•	absence of Company Material Adverse Effect;
•	occurrence of Equity Financing on or substantially concurrent with the Debt Financing;
•	solvency of Bidco;
•	execution of the Financing Documents; and
•	payment of fees and expenses related to the Debt Commitment Letter or under certain related fee letters.
Guarantee
The Guarantor and Atlantica entered into a Guarantee dated as of 27 May 2024, pursuant to which the Guarantor agreed to guarantee the due and punctual payment of Bidco’s obligations under the Transaction Agreement with respect to (a) the Reverse Termination Fee, if, as and when required to be paid by Bidco pursuant to the Transaction Agreement; (b) any liabilities of Atlantica upon termination of the Transaction Agreement, if, as and when required to be paid by Bidco pursuant to the termination provisions of the Transaction Agreement; and (c) any Enforcement Expenses of Atlantica in connection with any suit commenced by Atlantica to obtain payment of the Reverse Termination Fee or certain financing costs when due (clauses (a) through (c), together, the “Guaranteed Obligations”).
The maximum aggregate amount payable by the Guarantor under the Guarantee shall not exceed USD 123,500,000 (the “Cap”).
The Guarantee shall remain in full force and effect until the earliest of (a) the consummation of the closing of the Transaction; (b) such time as each and all of the Guaranteed Obligations (subject to the Cap) shall have been fully paid and performed; and (c) the date that is sixty (60) days following termination of the Transaction Agreement in accordance with its terms, unless prior to such date Atlantica has commenced an action to enforce the Guarantee (in which case the Guarantee shall terminate upon and in accordance with the final and unappealable completion of any action and after payment in full of amounts due in accordance with such action, if any).
AQN Letter Agreement
Atlantica and AQN and Liberty Development Energy Solutions B.V. (“Liberty”), each being affiliates of Atlantica Shareholders, entered into a letter agreement dated as of 27 May 2024, pursuant to which the parties agreed the following in connection with the Scheme of Arrangement and the Transaction:
•
Atlantica shall use commercially reasonable efforts to cooperate, as reasonably requested by AQN and at AQN’s sole cost and expense, with respect to providing information to support AQN in determining the quantum of any tax liability due in connection with the disposition of its Atlantica Shares, preparing and finalising any tax return, and any audit, examination, assessment, litigation or other proceeding of AQN initiated by or against any tax authority with respect to the disposition of AQN’s Atlantica Shares;

•
Atlantica shall promptly and reasonably cooperate with AQN in obtaining a “recovery of invested capital certificate” from the SUNAT (the Peruvian tax authority) in order for AQN to be entitled to deduct its tax basis in the Atlantica Shares in the calculation of the Peruvian indirect transfer capital gains tax;

•
no later than six (6) months following closing of the Transaction, Atlantica shall acquire, or cause the acquisition of, all of AQN’s interest in each of Hypesol Energy Holding, S.L.U. and Logrosán Solar Inversiones Dos, S.L. for USD 1.00 each and on such other terms as reasonably agreed by Atlantica and AQN;

•
subject to and conditional upon consummation of the Transaction. AQN and Atlantica shall, and shall cause their respective affiliates to, terminate a number of existing agreements between them, effective as of the Effective Time;

•
certain of AQN and Liberty’s obligations under an existing shareholders agreement with respect to standstill provisions shall terminate upon the earliest of (i) the expiration of the standstill period defined in the such shareholders agreement; (ii) the termination of such shareholders agreement; (iii) the termination of the Transaction Agreement; and (iv) the termination of the AQN Support Agreement (as defined below);

•
certain of AQN and Liberty’s obligations under an existing enhanced cooperation agreement with Atlantica with respect to arrangements relating to the exercise of their voting rights shall be waived solely in relation to the transactions contemplated by the Transaction Agreement (which was conditional upon the execution of the AQN Support Agreement);

•
Atlantica shall, from time to time at AQN’s reasonable request and in any event on an annual basis up to the 5th anniversary of the Effective Date, deliver to AQN a status report and other reasonably required information relating to the development and/or construction of the Cedar I project located in Imperial County, California;

•
Atlantica shall (a) keep AQN reasonably informed of the number of valid proxy votes received in respect of the resolutions to be proposed at the Court Meeting and the General Meeting; and (b) notify AQN promptly if Atlantica becomes aware of any concerns or issues raised by the Atlantica Shareholders, any persons interested in securities relating to Atlantica or any third party which may have an impact on the Transaction or the matters contemplated therein, and reasonably consult with, and consider in good faith the reasonable views and requests of, AQN in connection with addressing any such concerns or issues; and

•
each of Atlantica and AQN acknowledge and agree to effect certain amendments and clarifications to existing general partnership agreements and shareholders agreements entered into between Subsidiaries of Atlantica and AQN.

AQN Support Agreement
Atlantica, Bidco, AQN and AY Holdings (AQN and AY Holdings together, the “Relevant Shareholders”) entered into a Voting and Transaction Support Agreement dated as of 27 May 2024 (the “AQN Support Agreement”), pursuant to which each Relevant Shareholder has agreed, during the term of the AQN Support Agreement:
•
not to make, cause or permit any transfer of any of its Atlantica Shares or enter into, or cause any of its affiliates to enter into, any contract, option or arrangement with respect to a transfer of any of its Atlantica Shares; and

•
to vote all of the Atlantica Shares beneficially owned or owned of record by such Relevant Shareholder (a) in favour of the Scheme of Arrangement, the Resolution at the General Meeting, any proposal to adjourn or postpone any such meeting if there are not sufficient votes, and any other resolution necessary or desirable to implement the Transaction (provided that the foregoing shall not require such Relevant Shareholder to vote in favour of any waiver, modification or amendment to the terms of the Transaction Agreement that would be less favourable in any material respect to the Relevant Shareholders) and (b) against any resolution to approve an Acquisition Proposal, any action, proposal transaction or contract that would reasonably be expected to result in a breach of any covenant, representation or warranty, or any other obligation or agreement, of Atlantica or Bidco under the Transaction Agreement or of the Relevant Shareholders under the AQN Support Agreement, and any action, proposal, transaction or contract that would reasonably be expected to impede with the timely consummation of the Transaction or the fulfilment of any of the Conditions.

Nothing in the agreement shall limit the right of a Relevant Shareholder to vote in favour of, against or abstain with respect to any matters that are unrelated to the matters contemplated by the Transaction Agreement, the Scheme of Arrangement and the Resolution.
The AQN Support Agreement shall terminate automatically upon the earliest of (a) the Effective Time; (b) such date and time as the Transaction Agreement is validly terminated in accordance with its terms (provided however, that if the Transaction Agreement is validly terminated following receipt of a Superior Proposal, the termination of the AQN Support Agreement shall only be effective if the consideration payable pursuant to such alternative transaction exceeds the Consideration by more than 3.5%); (c) such date and time as any amendment or change to the Transaction Agreement is effected without the Relevant Shareholders’ prior written consent that reduces, imposes any restriction on or changes the consideration payable to the Relevant Shareholders; or (d) the written agreement of Bidco, Atlantica and the Relevant Shareholders.
Amongst other general covenants, the Relevant Shareholders are also subject to certain restrictions with respect to soliciting Acquisition Proposals from third parties, providing information to third parties, entering into or continuing discussions with third parties regarding Acquisition Proposals and entering into any commitment with respect to any Acquisition Proposal.
Atlantica Director Support Agreements
Bidco entered into separate Voting and Transaction Support Agreements dated as of 27 May 2024 (collectively, the “Director Support Agreements”) with each of Brenda Eprile, Santiago Seage, Michael Forsayeth, William Aziz, Edward C. Hall and Michael Woollcombe, each being Atlantica Directors and Scheme Shareholders (together, the “Director Shareholders”). The Director Support Agreements contain substantially the same obligations and terms as the AQN Support Agreement.
Each Director Support Agreement shall terminate automatically upon the earliest of (a) the Effective Time; (b) such date and time as the Transaction Agreement is validly terminated in accordance with its terms; (c) such date and time as any amendment or change to the Transaction Agreement is effected without the relevant Director Shareholder’s prior written consent that reduces, imposes any restriction on or changes the consideration payable to such Director Shareholders; or (d) the written agreement of Bidco and such Director Shareholder.
Confidentiality Agreement
Atlantica and ECP entered into the Confidentiality Agreement, pursuant to which ECP has undertaken to keep confidential all information relating to Atlantica and to the Transaction and not to disclosure it to third parties (with certain exceptions). These confidentiality obligations expired on the date of entry into the Transaction Agreement.

Rollover and Reinvestment Arrangements
Although considered prior to signing, no rollover or reinvestment arrangements have been or are intended to be entered into.
9.	Consents
Citi has given and not withdrawn its consent to the issuance of this document with the inclusion herein of the referencing of its name in the form and context in which it appears.
10.	Documents
Atlantica is subject to the informational requirements of the U.S. Exchange Act. Accordingly, Atlantica will be required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. The SEC maintains an internet website that contains reports and other information about issuers, like Atlantica, that file electronically with the SEC. The address of that website is www.sec.gov.
In addition, copies of the following documents are available, subject to any restrictions relating to persons resident in Restricted Jurisdictions, at Atlantica’s website, https://www.atlantica.com/web/en/investors/, until the Effective Date:
(i)	this document, the Court Meeting Proxy Card and the General Meeting Proxy Card;
(ii)	the Atlantica Articles and a copy of the articles of association as proposed to be amended at the General Meeting;
(iii)	Atlantica’s Form 20-F for the year ended 31 December 2022; and
(iv)	Atlantica’s Form 20-F for the year ended 31 December 2023.
The content of the websites referred to in this document is not incorporated into and does not form part of this document.
Dated: 16 July 2024

PART VI
SOURCES OF INFORMATION AND BASIS OF CALCULATION
In this document:
(a)	as at the Latest Practicable Date, Atlantica had 116,159,054 Atlantica Shares in issue;
(b)	the fully diluted share capital of Atlantica (being 117,083,462 shares) as at the Latest Practicable Date, was calculated on the basis of:
•	the number of issued Atlantica Shares in item (a) above; and
•	the number of Atlantica Shares subject to Awards deemed, by Atlantica’s management, to be dilutive to the number of issued Atlantica Shares in item (a) above.
The number referred to in the second bullet above consists of 924,408 outstanding Company RSUs, of which 366,135 Company RSUs are subject solely to service-based vesting conditions and 558,273 Company RSUs are subject to performance-based vesting conditions (assuming (i) that the applicable performance conditions are achieved at target level of achievement, (ii) all the Company RSUs under the Company Share Plans are settled in shares, and (iii) a cumulative dividend distribution ($1.78) for the 2024 fiscal year, as of December 2024). The number referred to in the second bullet above does not include Company Share Options, which are all underwater based on the Per Share Consideration of USD 22.00.
(c)
the value of the Transaction as at the date of this document (being USD 2,555 million) is calculated by multiplying the USD 22.00 Per Share Consideration by the Atlantica Shares in issue as at the Latest Practicable Date (as referred to in item (a) above);

(d)
the enterprise value of USD 8,135 million is calculated by reference to an equity value of USD 2,555 million plus (i) corporate debt of USD 1,174 million minus (ii) corporate cash of USD 47 million plus (iii) project debt of USD 4,588 million minus (iv) non-restricted project cash of USD 220 million plus (v) leases of USD 85 million, each as of 31 March 2024;

(e)	unless otherwise stated, all prices for Atlantica Shares are the Closing Price derived from Nasdaq for the relevant date;
(f)	the 30-day volume weighted average trading price of an Atlantica Share is derived from data provided by Bloomberg;
(g)
unless otherwise stated, financial information concerning Atlantica has been extracted from Atlantica’s Form 20-F for the year ended 31 December 2023, the announcement of Atlantica’s unaudited results for the three-month period ending 31 March 2024 filed on Form 6-K or Atlantica’s management sources; and

(h)	certain figures included in this document have been subject to rounding adjustments.

PART VII
DEFINITIONS
The following definitions apply throughout this document, other than in the Scheme of Arrangement set out at the end of this document and in the notices of the Atlantica Shareholder Meetings, unless the context requires otherwise:
“Acquisition Proposal”	has the meaning given to it in paragraph 8 of Part V (Additional Information) of this document;
“Applicable Law”
means, with respect to any person, any Law that is binding on or applicable to such person, as the same may be amended from time to time unless expressly specified otherwise in the Transaction Agreement;

“AQN”	means Algonquin Power & Utilities Corp., a corporation incorporated under the laws of the Province of Ontario, Canada;
“AQN Support Agreement”	has the meaning given to it in paragraph 8 of Part V (Additional Information) of this document;
“Atlantica” or the “Company”
means Atlantica Sustainable Infrastructure plc, a public limited company incorporated in England and Wales with registered number 08818211 whose registered office is at Great West House (GW1), Great West Road, Brentford, Middlesex, Greater London TW8 9DF, United Kingdom;

“Atlantica Articles”	means the articles of association of Atlantica in force, from time to time;
“Atlantica Board”	means the board of directors of Atlantica at the date of this document or, where the context so requires, the board of directors of Atlantica from time to time;
“Atlantica Directors”	means the directors of Atlantica as at the date of this document or, where the context so requires, the directors of Atlantica from time to time;
“Atlantica Group”	means Atlantica together with its direct or indirect Subsidiaries, from time to time;
“Atlantica Material Breach Termination”	has the meaning given to it in the “Summary” section of this document;
“Atlantica Shareholder Meetings”	means the Court Meeting and/or the General Meeting, as the case may be;
“Atlantica Shareholders”	means the registered holders of Atlantica Shares as shown on the register of the members of Atlantica, from time to time;
“Atlantica Shares”	means the ordinary shares of Atlantica with a par value of USD 0.10 each from time to time;
“Awards”	means any grant of Atlantica Shares or the right to receive, subscribe for or otherwise acquire one or more Atlantica Shares under a Company Share Plan;
“AY Holdings”	means Liberty (AY Holdings), B.V., a corporation incorporated under the laws of the Netherlands;
“Beneficial Holders”	has the meaning given to it on page ii of this document;
“Bidco”
means California Buyer Limited, a private limited company incorporated in England and Wales with registered number 15712233, whose registered office is at C/O Cogency Global (UK) Limited 6 Lloyds Avenue, Unit 4cl, London EC3N 3AX, United Kingdom;

“Bidco Consummation Failure Termination”	has the meaning given to it in the “Summary” section of this document;

“Bidco Directors”	means the directors of Bidco as at the date of this document or, where the context so requires, the directors of Bidco from time to time;
“Bidco Group”	means Bidco Parent, Bidco and any other direct or indirect Subsidiaries of Bidco Parent from time to time;
“Bidco Material Adverse Effect”
means any Effect that, individually or in the aggregate, does or would reasonably be expected to prevent, materially delay or materially impair the ability of Bidco to perform its obligations under the Transaction Agreement or consummate the Transaction;

“Bidco Material Breach Termination”	has the meaning given to it in the “Summary” section of this document;
“Broadridge”	means Broadridge Financial Solutions, Inc. Atlantica’s agent for the Atlantica Shareholder Meetings;
“Business Day”
means a day, other than Saturday, Sunday, public or bank holiday, or other day on which commercial banks in New York, New York, Madrid, Spain or London, England are authorised or required by Applicable Law to close;

“Cap”	has the meaning given to it in paragraph 8 of Part V (Additional Information) of this document;
“Casualties”	has the meaning given to it in the Transaction Agreement;
“Cede”	means Cede & Co., as nominee of DTC;
“Cede Shares”	means the Scheme Shares in respect of which Cede is the registered holder;
“certificated” or “in certificated form”	means a share or security of Atlantica which is not in uncertificated form;
“CFIUS”	means the Committee on Foreign Investment in the United States;
“CFIUS Approval”	has the meaning given to it in the Transaction Agreement;
“Citi”	means Citigroup Global Markets Limited, together with its affiliate, Citigroup Global Markets Inc.;
“Clearances”	has the meaning given to it in the Transaction Agreement;
“Closing Price”	means the Nasdaq closing price of a share;
“Code”	means the U.S. Internal Revenue Code of 1986, as amended;
“Companies Act”	means the Companies Act 2006, as amended from time to time;
“Company Adverse Recommendation Change”	has the meaning given to it in the Transaction Agreement;
“Company Group Securities”	has the meaning given to it in the Transaction Agreement;
“Company Material Adverse Effect”	has the meaning given to it in paragraph 8 of Part V (Additional Information) of this document;
“Company Payment Fund”	has the meaning given to it in the Scheme of Arrangement;
“Company RSU”	has the meaning given to it in the “Summary” section of this document;
“Company RSU Consideration”	has the meaning given to it in the “Summary” section of this document;
“Company Share Option Consideration”	has the meaning given to it in the “Summary” section of this document;

“Company Share Options”	has the meaning given to it in the “Summary” section of this document;
“Company Share Plans”	means the Long-Term Incentive Plan and the Director RSU Plan;
“Company Shareholder Approvals”	has the meaning given to it in the Transaction Agreement;
“Company Termination Fee”	has the meaning given to it in paragraph 8 of Part V (Additional Information) of this document;
“Computershare”	means Computershare Trust Company, NA, Atlantica’s transfer agent and registrar;
“Condemnation”	has the meaning given to it in the Transaction Agreement;
“Conditions”
means the conditions to the implementation of the Transaction as set out in Part III (Conditions to and Further Terms of the Scheme of Arrangement and the Transaction) of this document and “Condition” means such one or more of them as the context may require;

“Confidentiality Agreement”	means the confidentiality letter agreement dated 29 March 2023 between Atlantica and Energy Capital Partners LLC;
“Consideration”	means the cash amount of USD 22.00 per Scheme Share payable to the holders of Scheme Shares in connection with the Transaction;
“Court”	means the High Court of Justice of England and Wales;
“Court Hearing”	means the hearing of the Court at which Atlantica will seek an order sanctioning the Scheme of Arrangement pursuant to Part 26 of the Companies Act;
“Court Meeting”
means such meeting(s) (and any adjournment or postponement thereof) convened with the permission of the Court pursuant to section 896 of the Companies Act for the purpose of considering and, if thought fit, approving (with or without modification) the Scheme of Arrangement, notice of which is to be set out in this document;

“Court Order”	means the order of the Court sanctioning the Scheme under Part 26 of the Companies Act;
“Court Refusal Termination”	has the meaning given to it in the “Summary” section of this document;
“Debt Commitment Letter”	has the meaning given to it in paragraph 4 of Part II (Explanatory Statement) of this document;
“Debt Financing”	has the meaning given to it in the “Summary” section of this document;
“Director RSU Plan”	means the agreements under which restricted stock units have been granted by Atlantica to certain directors of Atlantica;
“Director Shareholders”	has the meaning given to it in paragraph 8 of Part V (Additional Information) of this document;
“Director Support Agreements”	has the meaning given to it in paragraph 8 of Part V (Additional Information) of this document;
“DR Nominee”	means such company falling within Section 67(6) and Section 93(3) of the Finance Act 1986 as Bidco may in its sole discretion appoint;
“DTC”	means the Depository Trust Company, a wholly owned subsidiary of the Depository Trust and Clearing Corporation;

“Eastern Time”	means the standard time in a zone including the eastern states of the United States;
“ECP”	means ECP V, LLC, a Delaware limited liability company and its affiliates, including any funds managed or advised by such affiliates;
“ECP Entities”
means (i) any investment fund, continuation fund, or other vehicle or account directly or indirectly controlled, managed or advised by Energy Capital Partners Management, LP or ECP ControlCo, LLC, (ii) any investment vehicle or other arrangement investing on a parallel basis with such entities in the preceding clause, and (iii) any portfolio companies, directly or indirectly, owned, managed, or controlled by investment funds managed or advised by any of the entities in the preceding clauses (other than the Bidco Group).

“Effect”	has the meaning given to it in paragraph 8 of Part V (Additional Information) of this document;
“Effective”	means the Scheme of Arrangement having become effective in accordance with its terms;
“Effective Date”	means the date upon which the Scheme of Arrangement becomes Effective;
“Effective Time”	means the time on the Effective Date at which the Scheme of Arrangement becomes Effective;
“End Date”	means 27 April 2025;
“End Date Termination”	has the meaning given to it in the “Summary” section of this document;
“Enforcement Expenses”	has the meaning given to it in paragraph 8 of Part V (Additional Information) of this document;
“Equity Commitment Letter”	has the meaning given to it in paragraph 4 of Part II (Explanatory Statement) of this document;
“Equity Financing”	has the meaning given to it in the “Summary” section of this document;
“EUR DDTL Facility”	has the meaning given to it in the “Summary” section of this document
“EUR Initial Term Facility”	has the meaning given to it in the “Summary” section of this document
“Excluded Shares”
means:

 (a) any Atlantica Shares which are registered in the name of or beneficially owned by Bidco or by any member of the Bidco Group or by any of their respective nominees; and

 (b) any Atlantica Shares held in treasury;

“Executive Officer”	means Santiago Seage, the Chief Executive Officer of Atlantica;
“Explanatory Statement”	means the explanatory statement (in compliance with Part 26 of the Companies Act) relating to the Scheme of Arrangement, as set out in Part II (Explanatory Statement) of this document;
“FERC”	means the Federal Energy Regulatory Commission, or its successor;
“Financing Documents”	means the Equity Commitment Letter, the Debt Commitment Letter and certain related fee letters;

“Foreign Investment Laws”
means any Applicable Laws that are designed or intended to prohibit, restrict or regulate actions by persons to acquire interests in or control over domestic equities, securities, entities, assets, land or interests to address national security or public order or similar policy goals;

“General Meeting”
means the general meeting of the Atlantica Shareholders (including any adjournment or postponement thereof) to be convened in connection with the Scheme of Arrangement in order for the Atlantica Shareholders to consider and, if thought fit, approve the Resolution, notice of which is to be set out in this document;

“Governmental Authority”
means any national, transnational, domestic or foreign federal, state or local governmental, regulatory, judicial or administrative authority, department, court, tribunal, legislature, executive, agency, commission or official, including any political subdivision thereof, or any non-governmental self-regulatory agency, commission or authority and any arbitral tribunal;

“Guarantee”	has the meaning given to it in paragraph 4 of Part II (Explanatory Statement) of this document;
“Guaranteed Obligations”	has the meaning given to it in paragraph 8 of Part V (Additional Information) of this document;
“Guarantor”	has the meaning given to it in paragraph 4 of Part II (Explanatory Statement) of this document;
“HMRC”	means HM Revenue & Customs;
“holder”	means a registered holder and includes any person(s) entitled by transmission;
“HSR Act”	means the Hart-Scott-Rodino Antitrust Improvements Act of 1976;
“IASB”	means the International Accounting Standards Board;
“IFRS”	means International Financial Reporting Standards;
“Indemnified Parties”	has the meaning given to it in paragraph 8 of Part V (Additional Information) of this document;
“Initiated Condemnation”	has the meaning given to it in the Transaction Agreement;
“intervening event”	has the meaning given to it in paragraph 8 of Part V (Additional Information) of this document;
“IRS”	means U.S. Internal Revenue Service;
“ISA”	means an Individual Savings Account;
“Latest Practicable Date”	means close of business on 12 July 2024, being the latest practicable date prior to the date of this document;
“Law”
means any federal, state, local, municipal, foreign, national or other law, treaty, convention, statute, constitution, resolution, ordinance, common law, code, edict, order, guidance, rule, regulation, ruling, executive order or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect or applied by or under the authority of any Governmental Authority or any national securities exchange or stock market (including the Nasdaq);

“Liberty”	has the meaning given to it in paragraph 8 of Part V (Additional Information) of this document;
“Long-Term Incentive Plan”
means the terms comprised in the “LTIP” award agreements and plan rules under which share options and restricted stock units have been granted by Atlantica to employees of Atlantica and its Subsidiaries;

“Nasdaq”	means The Nasdaq Global Select Market;
“Nominated Person”	means a person nominated under Section 146 of the Companies Act to enjoy information rights;
“Non-Executive Directors”	has the meaning given to it in paragraph 7 of Part V (Additional Information) of this document;
“non-GAAP financial measures”	has the meaning given to it on page v of this document;
“Offer”
means, if Bidco, with the prior written consent of Atlantica (which consent shall not be unreasonably withheld, conditioned or delayed), elects to implement the Transaction by way of a takeover offer (as that term is defined in section 974 of the Companies Act) in accordance with the terms of the Transaction Agreement, the offer to be made by or on behalf of Bidco, or an associated undertaking thereof (including Bidco), to acquire the entire issued and to be issued ordinary share capital of Atlantica including, where the context admits, any subsequent revision, variation, extension or renewal of such offer;

“Order”
means any order, writ, decree, judgment, award, injunction, ruling, settlement or stipulation issued, promulgated, made, rendered or entered into by or with any Governmental Authority (in each case, whether temporary, preliminary or permanent).

“Overseas Shareholders”	means Scheme Shareholders who are resident in, ordinarily resident in, or citizens of, jurisdictions outside the United Kingdom or the United States;
“Paying Agent”	means Computershare Trust Company, N.A.;
“Per Share Consideration”	means USD 22.00 in cash per Scheme Share;
“person”
means any individual, corporation, partnership, limited liability partnership, limited liability company, association, trust or other entity or organisation, including a government or political subdivision or an agency or instrumentality of such government or political subdivision (in each case whether or not having separate legal personality);

“PFIC”	has the meaning given to it in paragraph 6 of Part V (Additional Information) of this document;
“Proxy Cards”
means the Court Meeting Proxy Card for use at the Court Meeting and the and the General Meeting Proxy Card for use at the General Meeting, which have been sent to Scheme Shareholders and Atlantica Shareholders (as applicable) together with this document, and a “Proxy Card” means either of them as the context requires;

“Recommendation Change Atlantica Termination”	has the meaning given to it in the “Summary” section of this document;
“Recommendation Change Bidco Termination”	has the meaning given to it in the “Summary” section of this document;
“Registrar of Companies”	means the Registrar of Companies in England and Wales;

“Relevant Service Provider”	has the meaning given to it in paragraph 8 of Part V (Additional Information) of this document;
“Relevant Shareholders”	has the meaning given to it in paragraph 8 of Part V (Additional Information) of this document;
“Relevant System”	means any computer-based system, and procedures, which enable title to units of a share or security to be evidenced and transferred without a written instrument;
“Remedy Action”	has the meaning given to it in paragraph 8 of Part V (Additional Information) of this document;
“Residual Shares”	means the Scheme Shares excluding the Cede Shares;
“Resolution”	means the special resolution to amend the Atlantica Articles and approve such other matters as may be necessary to facilitate the implementation of the Transaction and/or the Scheme of Arrangement;
“Restricted Jurisdiction”
means any jurisdiction where local laws or regulations may result in a significant risk of civil, regulatory or criminal exposure if information concerning the Transaction is sent or made available to Atlantica Shareholders in that jurisdiction;

“Reverse Termination Fee”	has the meaning given to it in paragraph 8 of Part V (Additional Information) of this document;
“Scheme of Arrangement”
means the proposed scheme of arrangement under Part 26 of the Companies Act between Atlantica and the Scheme Shareholders to implement the Transaction set out in Part VIII (The Scheme of Arrangement) of this document, in its present form or with or subject to any modification, addition or condition:

 (a) as may be agreed between Atlantica and Bidco and which (if required) is approved by the Court; or

 (b) which is otherwise imposed by the Court and mutually acceptable to Atlantica and Bidco, each acting reasonably and in good faith;

“Scheme Record Time”	means 6.00 p.m. on the Business Day immediately prior to the Effective Date;
“Scheme Shareholder”	means a holder of one or more Scheme Shares;
“Scheme Shares”
means the Atlantica Shares:

 (a) in issue at the date of the Scheme of Arrangement;

 (b) (if any) issued after the date of the Scheme of Arrangement and prior to the Voting Record Time; and

 (c) (if any) issued at or after the Voting Record Time but at or before the Scheme Record Time in respect of which the original or any subsequent holder thereof is bound by the Scheme of Arrangement or shall by such time have agreed in writing to be bound by the Scheme of Arrangement, in each case excluding any Excluded Shares;

“SEC”	means the U.S. Securities and Exchange Commission or any successor agency thereto;
“Securities Act”	means the U.S. Securities Act of 1933;
“Shareholders of Record”	has the meaning given to it on page ii of this document;
“Strategic Review Bonus”	has the meaning given in paragraph 11 of Part I (Letter from the Chair of Atlantica Sustainable Infrastructure plc) of this document;
“Subsidiary”
means, with respect to any person, any entity of which such person directly or indirectly owns or purports to own, beneficially or of record, (a) an amount of voting securities or other interests in such entity that is sufficient to enable such person to elect at least a majority of the members of such entity’s board of directors or equivalent governing body, or (b) at least 50% of the outstanding equity or ownership interests of such entity;

“Superior Proposal”	has the meaning given to it in paragraph 8 of Part V (Additional Information) of this document;
“Transaction”	means the acquisition by Bidco, its nominee(s) or the DR Nominee of the entire issued and to be issued share capital of Atlantica in accordance with the terms of the Transaction Agreement;
“Transaction Agreement”	means the transaction agreement between Atlantica and Bidco dated 27 May 2024, as it may be amended from time to time;
“U.K. Takeover Code”	means the City Code on Takeovers and Mergers;
“uncertificated” or “in uncertificated form”	means any share or other security of Atlantica in respect of which title is evidenced and transferred by means of a Relevant System;
“United Kingdom” or “U.K.”	means the United Kingdom of Great Britain and Northern Ireland;
“United States” or “U.S.”	means the United States of America, its territories and possessions, any state or political subdivision of the United States of America and the District of Columbia;
“USD DDTL Facility”	has the meaning given to it in the “Summary” section of this document;
“USD Initial Term Facility”	has the meaning given to it in the “Summary” section of this document;
“U.S. Exchange Act”	means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder;
“U.S. Holder”	has the meaning given to it in paragraph 6 of Part V (Additional Information) of this document;
“Vote-Down Termination”	has the meaning given to it in the “Summary” section of this document; and
“Voting Record Time”
means 6.30 p.m. on the day which is two days (excluding non-working days in the United Kingdom) prior to the date of the Court Meeting or, if the Court Meeting is adjourned, 6.30 p.m. on the day which is two days (excluding non-working days in the United Kingdom) before the day of such adjourned meeting.

All references to “GBP”, “pence”, “Sterling”, “Pounds”, “Pounds Sterling”, “p” or “£” are to the lawful currency of the United Kingdom. All references to “USD”, “$”, “US$”, “U.S. dollars”, “United States dollars” and “cents” are to the lawful currency of the United States of America.

All references to statutory provision or law or to any order or regulation shall be construed as a reference to that provision, law, order or regulation as extended, modified, amended, replaced or re-enacted from time to time and all statutory instruments, regulations and orders from time to time made thereunder or deriving validity therefrom.
All the times referred to in this document are U.K. time unless otherwise stated. References to the singular include the plural and vice versa.
All references to “subsidiary”, “subsidiary undertaking”, “undertaking” and “associated undertaking” have the respective meanings given to them in the Companies Act.

PART VIII
THE SCHEME OF ARRANGEMENT
IN THE HIGH COURT OF JUSTICE BUSINESS AND PROPERTY COURTS OF ENGLAND AND WALES COMPANIES COURT (ChD)	CR-2024-003315
IN THE MATTER OF ATLANTICA SUSTAINABLE INFRASTRUCTURE PLC

- and -

IN THE MATTER OF THE COMPANIES ACT 2006

SCHEME OF ARRANGEMENT

(under Part 26 of the Companies Act 2006)

between

ATLANTICA SUSTAINABLE INFRASTRUCTURE PLC

and

THE SCHEME SHAREHOLDERS

(as hereinafter defined)
(A)	In this Scheme of Arrangement, unless inconsistent with the subject or context, the following expressions shall have the following meanings:
“Applicable Law”	means, with respect to any person, any Law that is binding on or applicable to such person, as the same may be amended from time to time;
“Bidco”	California Buyer Limited, a private limited company incorporated in England and Wales with registered number 15712233;
“Bidco Group”	means Bidco Parent, Bidco and any other direct or indirect Subsidiaries of Bidco Parent from time to time;
“Bidco Parent”	means ECP California Holdings, LP, a limited partnership organised under the laws of the Province of Ontario, Canada;
“Business Day”
means a day, other than Saturday, Sunday, public or bank holiday, or other day on which commercial banks in New York, New York, Madrid, Spain or London, England are authorised or required by Applicable Law to close;

“Cede”	means Cede & Co., as nominee of DTC;
“Cede Shares”	means the Scheme Shares in respect of which Cede is the registered holder;
“certificated” or “in certificated form”	means a share or security of the Company which is not in uncertificated form;
“Companies Act”	means the Companies Act 2006, as amended from time to time;

“Company”	means Atlantica Sustainable Infrastructure plc, a public limited company incorporated in England and Wales with registered number 08818211;
“Company Board”	means the board of directors of the Company from time to time;
“Company Group”	means the Company and any other direct or indirect Subsidiaries of the Company;
“Company Payment Fund”	has the meaning given to it in Clause 3.1;
“Company Share Plans”	means the Long-Term Incentive Plan and the Director RSU Plan;
“Company Shareholder”	means a holder of Company Shares from time to time (being for the avoidance of doubt, a registered holder of Company Shares as shown from time to time on the Company’s register of members);
“Company Shares”	means the ordinary shares of the Company with a par value of US$0.10 each from time to time;
“Court”	means the High Court of Justice of England and Wales;
“Court Hearing”	means the hearing by the Court of the petition to sanction the Scheme of Arrangement (and to grant the Court Order);
“Court Order”	means the order of the Court sanctioning the Scheme of Arrangement under Part 26 of the Companies Act;
“Director RSU Plan”	means the agreements under which restricted stock units have been granted by the Company to certain directors of the Company;
“DR Nominee”	means such company falling within Section 67(6) and Section 93(3) of the Finance Act 1986 as Bidco may in its sole discretion appoint;
“DTC”	means The Depository Trust Company, a wholly owned subsidiary of The Depository Trust and Clearing Corporation;
“Effective Date”	means the date on which this Scheme of Arrangement becomes effective in accordance with Clause 7.1;
“Effective Time”	means the date and time at which this Scheme of Arrangement becomes effective in accordance with Clause 7.1;
“Encumbrances”
means, in respect of any Scheme Share, all mortgages, pledges, liens, charges, options, encumbrances, equitable rights, rights of pre-emption, assignments, hypothecations or any other third-party rights of any nature whatsoever;

“End Date”	means 11:59 p.m. on 27 April 2025, or such later date as Bidco and the Company may agree in writing and the Court may allow;
“Excluded Shares”
means:

 (c) any Company Shares at the Scheme Record Time which are registered in the name of or beneficially owned by Bidco or by any member of the Bidco Group or by any of their respective nominees; and

 (d) any Company Shares at the Scheme Record Time held in treasury;

“Governmental Authority”	means any national, transnational, domestic or foreign federal, state or local governmental, regulatory, judicial or administrative authority, department,

court, tribunal, legislature, executive, agency, commission or official, including any political subdivision thereof, or any non-governmental self-regulatory agency, commission or authority and any arbitral tribunal;

“holder”	means a registered holder and includes any person(s) entitled by transmission;
“Latest Practicable Date”	means close of business on 12 July 2024, being the latest practicable date prior to the date of this Scheme of Arrangement;
“Law”
means any federal, state, local, municipal, foreign, national or other law, treaty, convention, statute, constitution, resolution, ordinance, common law, code, edict, order, guidance, rule, regulation, ruling, executive order or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect or applied by or under the authority of any Governmental Authority or any national securities exchange or stock market (including the Nasdaq);

“Long-Term Incentive Plan”
means the terms comprised in the “LTIP” award agreements and plan rules under which share options and restricted stock units have been granted by the Company to employees of the Company and its Subsidiaries;

“Nasdaq”	means The Nasdaq Global Select Market;
“Paying Agent”	means Computershare Trust Company, N.A.;
“Per Share Consideration”	means USD 22.00 in cash, as adjusted pursuant to the terms of the Transaction Agreement;
“Registrar of Companies”	means the Registrar of Companies in England and Wales;
“Relevant System”	means any computer-based system, and procedures, which enable title to units of a share or security to be evidenced and transferred without a written instrument;
“Residual Shares”	means the Scheme Shares excluding the Cede Shares;
“Scheme Meeting”
means such meeting(s) of the Scheme Shareholders (and any adjournment or postponement thereof) convened with the permission of the Court pursuant to section 896 of the Companies Act for the purpose of considering and, if thought fit, approving (with or without modification) the Scheme of Arrangement;

“Scheme of Arrangement”
means this scheme of arrangement of the Company under Part 26 of the Companies Act to effect the Transaction, in its present form or with or subject to any modification, addition or condition which (a) Bidco and the Company mutually agree in writing and which (if required) is approved by the Court or (b) is otherwise imposed by the Court and mutually acceptable to Bidco and the Company in writing each acting reasonably and in good faith, in each case, in accordance with the Companies Act and the Transaction Agreement;

“Scheme Record Time”	means 6:00 p.m. on the Business Day immediately prior to the Effective Date;
“Scheme Shareholder”	means a registered holder of one or more Scheme Shares;
“Scheme Shares”	means the Company Shares which remain in issue at the Scheme Record Time and are: (a) in issue at the date of this Scheme of Arrangement;

 (b) (if any) issued after the date of this Scheme of Arrangement and prior to the Voting Record Time; and

 (c) (if any) issued at or after the Voting Record Time but before the Scheme Record Time in respect of which the original or any subsequent holder thereof is bound by this Scheme of Arrangement or shall by such time have agreed in writing to be bound by this Scheme of Arrangement, in each case excluding any Excluded Shares;

“Subsidiary”
means, with respect to any person, any entity of which such person directly or indirectly owns or purports to own, beneficially or of record, (a) an amount of voting securities or other interests in such entity that is sufficient to enable such person to elect at least a majority of the members of such entity’s board of directors or equivalent governing body, or (b) at least 50% of the outstanding equity or ownership interests of such entity;

“Transaction”	means the proposed acquisition by Bidco of the entire issued and to be issued share capital of the Company, other than the Excluded Shares, in accordance with the terms of the Transaction Agreement;
“Transaction Agreement”	means the transaction agreement between Bidco and the Company dated 27 May 2024, as it may be amended from time to time;
“uncertificated” or “in uncertificated form”	means any share or other security of the Company in respect of which title is evidenced and transferred by means of a Relevant System; and
“Voting Record Time”
means 6:30 p.m. on the day which is two days (excluding non-working days) prior to the date of the Scheme Meeting or, if the Scheme Meeting is adjourned, 6:30 p.m. on the day which is two days (excluding non-working days) before the day of such adjourned meeting.

(B)	“U.S. dollar”, “USD” or “$” means the lawful currency of the United States of America.
(C)	References to Clauses and sub-Clauses are to clauses and sub-clauses of this Scheme of Arrangement.
(D)	As at the Latest Practicable Date, the issued share capital of the Company was 116,159,054 Company Shares, all of which are credited as fully paid up and none of which were held in treasury.
(E)
As at the Latest Practicable Date, share options and restricted stock units over Company Shares have been granted and remain outstanding under the Company Share Plans, which could require the issue of up to the equivalent to 924,408 Company Shares in aggregate. The figure does not include the Company Share Options as they are all underwater based on the Per Share Consideration of USD 22.00.

(F)	As at the date of this Scheme of Arrangement, no Company Shares are registered in the name of or beneficially owned by Bidco or any other member of the Bidco Group.
(G)
Bidco has agreed, subject to the terms of the Transaction Agreement, to appear by counsel at the Court Hearing to sanction this Scheme of Arrangement and to be bound by, and to undertake to the Court to be bound by, the terms of this Scheme of Arrangement and to execute and do, or procure to be executed and done, all such documents, acts and things as may be necessary or desirable to be executed or done by them for the purposes of giving effect to this Scheme of Arrangement.

(H)	References to times are to London time in the United Kingdom.

SCHEME
1.	TRANSFER OF THE SCHEME SHARES
1.1
At the Effective Time, Bidco or its nominee(s) and/or at Bidco’s discretion and direction, a DR Nominee (and/or such of its nominee(s) as agreed between Bidco and the Company) shall, in accordance with Clause 1.2, acquire all of the Scheme Shares fully paid, with full title guarantee, free from all Encumbrances (other than transfer restrictions arising under applicable securities laws) and together with all rights at or after the Effective Time attached or relating to such Scheme Shares, including voting rights and the right to receive and retain all dividends and other distributions (if any) and any other return of capital (whether by way of reduction of share capital or share premium account or otherwise) thereon.

1.2	For the purposes of such acquisition:
(a)
the Cede Shares shall be transferred to Bidco or its nominee(s) and/or at Bidco’s discretion and direction, a DR Nominee (and/or such of its nominee(s) as agreed between Bidco and the Company) by means of a form of transfer or other instrument or instruction of transfer, including any stock transfer form or block transfer;

(b)
the Residual Shares shall be transferred to Bidco or its nominee(s) and/or at Bidco’s discretion and direction, a DR Nominee (and/or such of its nominee(s) as agreed between Bidco and the Company) by means of a separate form of transfer or other instrument or instruction of transfer, including any stock transfer form or block transfer; and

(c)
to give effect to such transfers, any person may be appointed by Bidco as attorney and/or agent and shall be authorised as such attorney and/or agent on behalf of each of the Scheme Shareholders concerned to execute and deliver as transferor such forms of transfer or other instruments or instructions of transfer (whether as a deed or otherwise) of, or otherwise give any instructions to transfer, the Scheme Shares and every form, instrument or instruction of transfer so executed or instruction so given shall be as effective as if it had been executed or given by the holder or holders of the Scheme Shares thereby transferred. Each such form of transfer or other instrument or instruction shall be deemed to be the principal instrument of transfer of the relevant Scheme Shares and the equitable or beneficial interest in the Scheme Shares shall only be transferred together with the legal interest in such Scheme Shares, pursuant to such form, instruction or instrument of transfer.

1.3	From the Effective Time and pending the transfer of the Scheme Shares pursuant to Clauses 1.1 and 1.2, each Scheme Shareholder:
(a)
irrevocably appoints Bidco (and/or each of its agents and directors) or its nominee(s) and/or at Bidco’s discretion and direction, a DR Nominee (and/or such of its nominee(s) as agreed between Bidco and the Company) as its attorney and/or agent:

(i)
to exercise or direct the exercise of (in place of and to the exclusion of the relevant Scheme Shareholder) any voting rights attached to the Scheme Shares and any or all other rights and privileges attaching to the Scheme Shares (including the right to requisition the convening of a general meeting of the Company or of any class of its shareholders); and

(ii)
to sign on behalf of such Scheme Shareholder such documents, and to do such things, as may, in the opinion of Bidco and/or its agents and directors (in each case acting reasonably), be necessary or desirable in connection with the exercise of any voting rights and any or all rights and privileges attaching to such Scheme Shares (including, without limitation, any consent to short notice of a general or separate class meeting or form of proxy or forms of proxy in respect of such Scheme Shares appointing any person nominated by Bidco to attend general and separate class meetings of the Company (or any adjournment thereof));

(b)
authorises the Company and/or its agents to send to Bidco (and/or its nominee(s)) any notice, circular, warrant or other document or communication which may be required to be sent to them as a member (including any share certificate(s) or other document(s) of title issued as a result of any conversion of their Scheme Shares into certificated form); and

(c)
agrees not to exercise any voting rights or any other rights attaching to the relevant Scheme Shares without the consent of Bidco, and irrevocably undertakes not to appoint a proxy or representative for or to attend any general or separate class meetings of the Company without the prior consent of Bidco.

1.4	The authorities granted by each Scheme Shareholder pursuant to Clauses 1.2 and 1.3 shall be treated for all purposes as having been granted by deed.
2.	CONSIDERATION FOR THE SCHEME SHARES
2.1
Subject to Clause 2.2, in consideration for the transfer of the Scheme Shares to Bidco or its nominee(s) and/or at Bidco’s discretion and direction, a DR Nominee (and/or such of its nominee(s) as agreed between Bidco and the Company), as referred to in Clauses 1.2 and 1.3, Bidco shall pay, or procure that there shall be paid, a cash amount to or for the account of each Scheme Shareholder on the following basis:

for each Scheme Share USD 22.00 in cash
2.2
Unless the Company Board determines that it would be inconsistent with its fiduciary duties under Applicable Law, the Company Board shall, in the ordinary course of business, declare, authorise and establish a record date for the payment by the Company of regular quarterly cash dividends at a rate of US$0.445 per Company Share per quarter and pay such dividends to the Company Shareholders prior to or at the Effective Time.

3.	SETTLEMENT
3.1
At or prior to the Effective Time, Bidco shall deposit, or shall cause to be deposited, with the Paying Agent, for the benefit of the Scheme Shareholders, cash in an amount equal to the aggregate amount of the Per Share Consideration to which the Scheme Shareholders are entitled pursuant to Clause 2. All cash deposited with the Paying Agent pursuant to the preceding sentence shall hereinafter be referred to as the “Company Payment Fund”.

3.2	As soon as practicable, and in any event not later than fourteen (14) days, after the Effective Time, Bidco shall:
(a)
in the case of the Scheme Shares that at the Scheme Record Time are Residual Shares, procure that the Paying Agent despatches from the Company Payment Fund, to the persons entitled thereto, cheques for the sums payable to each of them in accordance with Clause 2, unless: (i) otherwise properly directed by the person entitled thereto; or (ii) the persons disposing of Scheme Shares do so pursuant to deposit/withdrawal at custodian, in which case Bidco shall make payment to such persons by electronic means as shall be determined by the disposing person at the relevant time, provided that this Clause 3.2(a) is subject to the persons entitled thereto having complied with the obligations set out in Clause 4.1; and

(b)
in the case of the Scheme Shares that at the Scheme Record Time are Cede Shares, procure that the Paying Agent despatches from the Company Payment Fund, to Cede or its nominee, by way of an electronic payment in lieu of a cheque, an amount in cash in immediately available funds equal to the amount payable in respect of the Cede Shares in accordance with Clause 2.

3.3
All deliveries of notices or cheques required to be made pursuant to this Scheme of Arrangement shall be effected by sending the same by first class post in pre-paid envelopes or by international standard post if overseas, addressed to the persons entitled thereto at their respective registered addresses as appearing in the register of members of the Company at the Scheme Record Time or, in the case of joint holders, to the address of the holder whose name stands first in such register in respect of the joint holding concerned at such time and none of the Company, any member of the Company Group, Bidco, any member of the Bidco Group or any of their respective agents or nominees or the DR Nominee shall be responsible for any loss or delay in the transmission of any notices or cheques sent in accordance with this Clause 3.3, which shall be sent at the risk of the person or persons entitled thereto.

3.4
Except as otherwise provided for in Clause 3.2(a), all cheques shall be in U.S. dollars and drawn on a United States of America clearing bank and shall be made payable to the person whom, in accordance with the foregoing provisions of this Clause 3, the envelope containing the same is addressed (save that in the case of joint holders, Bidco reserves the right to make the cheque payable to the holder whose name stands first in the register of members of the Company), and the encashment of any such cheque shall be a complete discharge of Bidco’s obligation under this Scheme of Arrangement to pay the monies represented thereby.

3.5
In respect of payments made through Cede, Bidco shall procure the despatch by the Paying Agent of the sum to Cede in accordance with Clause 3.2(b) within fourteen (14) days of the Effective Time. Such procurement of the Paying Agent shall be a complete discharge of Bidco’s obligation under this Scheme of Arrangement in respect of payments for Cede Shares made through Cede.

3.6
Any portion of the Company Payment Fund which has not been transferred to the Scheme Shareholder to which it is due within twelve months of the Effective Time shall be delivered to the Paying Agent promptly upon demand by Bidco to hold on behalf of such Scheme Shareholder and such Scheme Shareholder may claim the consideration due to them (net of any taxes or expenses) at any time during the period of twelve years following the Effective Time by written notice to Bidco in a form which Bidco determines evidences their entitlement to such funds.

3.7	The preceding clauses of this Clause 3 shall take effect subject to any prohibition or condition imposed by law.
4.	SHARE CERTIFICATES AND REGISTER OF MEMBERS
4.1
With effect from the Effective Time, Scheme Shareholders shall in accordance with this Scheme of Arrangement cease to have any rights with respect to Scheme Shares, save for the right to receive the amount provided for in Clause 2, and each existing certificate representing a holding of Scheme Shares shall cease to be valid or have effect as a document of title to the Scheme Shares represented thereby and each holder of Scheme Shares shall be bound at the request of the Company to deliver up the share certificates to the Company or the Paying Agent, together with an executed letter of transmittal in a form provided by the Company or the Paying Agent, prior to receipt of the consideration payable to them for their Scheme Shares in accordance with Clause 2.

4.2
On or as soon as reasonably practicable after the Effective Time and subject to the completion of such transfers, forms, instruments or instructions of transfer as may be required in accordance with Clause 1 and the stamping for U.K. stamp duty purposes thereof (to the extent required), the Company shall make or procure to be made appropriate entries in the register of members of the Company to reflect the transfer of the Scheme Shares to Bidco or its nominee(s) and/or at Bidco’s discretion and direction, a DR Nominee (and/or such of its nominee(s) as agreed between Bidco and the Company).

5.	WITHHOLDING
5.1
Notwithstanding any other provision of this Scheme of Arrangement, Bidco, the Company, the Paying Agent and each of their respective agents or nominees shall be entitled to deduct and withhold from any payment made in accordance with Clause 3 such amounts, if any, of tax as it is required to deduct and withhold with respect to the making of such payment or delivery under Applicable Law.

5.2	To the extent that amounts of tax are deducted and withheld in accordance with Clause 5.1, such deducted and withheld amounts shall be:
(a)	remitted to the applicable taxing authority within the time limits imposed by Applicable Law; and
(b)	shall be treated for all purposes of the Scheme of Arrangement as having been paid to the person in respect of which such deduction and withholding was made.
6.	MANDATES AND DIVIDENDS
Save as required in relation to the settlement of consideration pursuant to the terms of this Scheme of Arrangement, all mandates relating to the payment of dividends on any Scheme Shares and other instructions (including communications preferences) given to the Company by Scheme Shareholders in force at the Scheme Record Time relating to Scheme Shares shall, as from the Effective Time, cease to be valid.
7.	EFFECTIVE TIME
7.1	This Scheme of Arrangement shall become effective upon a copy of the Court Order being delivered to the Registrar of Companies.
7.2	Unless this Scheme of Arrangement shall have become effective on or before the End Date, this Scheme of Arrangement shall never become effective.

8.	MODIFICATION
The Company and Bidco may jointly consent on behalf of all persons concerned to any modification of or addition to this Scheme of Arrangement or to any condition which the Court may think fit to approve or impose. For the avoidance of doubt, no modification or addition can be made under this Clause 8 once the Scheme of Arrangement has become effective.
9.	GOVERNING LAW
This Scheme of Arrangement, and all rights and obligations arising out of or in connection with it, are governed by the laws of England and Wales and are subject to the exclusive jurisdiction of the English courts.

ANNEX A
OPINION OF CITIGROUP GLOBAL MARKETS INC.
(Continues on the following page)

Opinion of Citigroup Global Markets Inc.
May 26, 2024
The Board of Directors
Atlantica Sustainable Infrastructure plc
Great West House, GW1, 17th Floor
Great West Road
Brentford, United Kingdom TW8 9DF
The Board of Directors:
You have requested our opinion as to the fairness, from a financial point of view, to holders of the ordinary shares, nominal value $0.10 per share, of Atlantica Sustainable Infrastructure plc (“Atlantica” and, such ordinary shares, “Atlantica Ordinary Shares”), other than as specified herein, of the Consideration (defined below) to be received by such holders pursuant to the terms and subject to the conditions set forth in a Transaction Agreement (together with the form of scheme of arrangement annexed thereto, the “Agreement”) proposed to be entered into between California Buyer Limited, an affiliate of Energy Capital Partners (“BidCo”), and Atlantica. As more fully described in the Agreement, BidCo will acquire all outstanding Atlantica Ordinary Shares through a scheme of arrangement under Part 26 of the United Kingdom Companies Act 2006 (the “Transaction”) for per share consideration of $22.00 in cash (the “Consideration”). The terms and conditions of the Transaction are more fully set forth in the Agreement.
In arriving at our opinion, we reviewed a draft, dated May 23, 2024, of the Agreement and held discussions with certain senior officers, directors and other representatives of Atlantica concerning the business, operations and prospects of Atlantica. We reviewed certain publicly available and other business and financial information relating to Atlantica provided to or discussed with us by the management of Atlantica, including certain risk-adjusted and non-risk-adjusted financial forecasts and other information and data relating to Atlantica provided to or discussed with us by the management of Atlantica. We also reviewed the financial terms of the Transaction as set forth in the Agreement in relation to, among other things: current and historical market prices of Atlantica Ordinary Shares; the financial condition and certain historical and projected financial and operating data of Atlantica; and the capitalization of Atlantica. We reviewed certain financial, stock market and other publicly available information relating to the businesses of certain other companies whose operations we considered relevant in evaluating those of Atlantica and, for informational purposes, reviewed, to the extent publicly available, the financial terms of certain other transactions in the renewable power generation industry. We also considered the fact that Atlantica had publicly announced that it was reviewing strategic alternatives and the results of the process undertaken at the direction of Atlantica to solicit third-party indications of interest in the possible acquisition of all or a portion of Atlantica. In addition to the foregoing, we conducted such other analyses and examinations and considered such other information and financial, economic and market criteria as we deemed appropriate in arriving at our opinion. The issuance of our opinion has been authorized by our fairness opinion committee.
In rendering our opinion, we have assumed and relied, without independent verification, upon the accuracy and completeness of all financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with us and upon the assurances of the management and other representatives of Atlantica that they are not aware of any relevant information that has been omitted or that remains undisclosed to us. With respect to the financial forecasts and other information and data relating to Atlantica that we have been directed to utilize in our analyses, we have been advised by the management of Atlantica and we have assumed, with your consent, that such financial forecasts and other information and data have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Atlantica as to, and are a reasonable basis upon which to evaluate, the future financial performance of Atlantica and the other matters covered thereby. We express no view or opinion as to any financial forecasts and other information or data (or underlying assumptions on which they are based) provided to or otherwise reviewed by or discussed with us.

Opinion of Citigroup Global Markets Inc.
The Board of Directors
Atlantica Sustainable Infrastructure plc
May 26, 2024

We have relied, at your direction, upon the assessments of the management of Atlantica as to, among other things, (i) the potential impact on Atlantica of macroeconomic, market, competitive, seasonal and other conditions, trends and developments in and prospects for, and governmental, regulatory and legislative matters relating to or otherwise affecting, the renewable power generation, thermal generation, electric transmission and water infrastructure industries, including with respect to the geographic regions in which Atlantica operates, environmental and other governmental regulations, the availability and pricing of commodities, raw materials and finished goods and supply and demand for renewable and other energy, which are subject to significant volatility and which, if different than as assumed, could have a material impact on our analyses or opinion, (ii) organic and inorganic growth opportunities for Atlantica, including with respect to the likelihood and timing thereof and assets, capital expenditures and other financial and integration aspects involved, and (iii) existing and future agreements and other arrangements involving, and the ability to attract, retain and/or replace, key employees and suppliers, as well as off-take, power purchase and concession counterparties and other commercial relationships of Atlantica. We have assumed, with your consent, that there will be no developments with respect to any such matters or modifications to the structure for effecting the Transaction that would be meaningful in any respect to our analyses or opinion.
We have not made or been provided with an independent evaluation or appraisal of the assets or liabilities (contingent, accrued, derivative, off-balance sheet or otherwise) of Atlantica or any other entity nor have we made any physical inspection of the properties or assets of Atlantica or any other entity. We have not evaluated the solvency or fair value of Atlantica or any other entity under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. We express no view or opinion as to any actual or potential litigation, claims or governmental, regulatory or other proceedings, enforcement actions, consent decrees or other orders, audits or investigations or the potential impact thereof on Atlantica or any other entity or the Transaction. We have assumed, with your consent, that the Transaction will be consummated in accordance with its terms and in compliance with all applicable laws, documents and other requirements, without waiver, modification or amendment of any material term, condition or agreement, and that, in the course of obtaining the necessary governmental, regulatory or third party approvals, consents, releases, waivers and agreements for the Transaction or otherwise, no delay, limitation, restriction, condition or other action, including any divestiture or other requirements, amendments or modifications, will be imposed or occur that would have an adverse effect on Atlantica or the Transaction or that otherwise would be meaningful in any respect to our analyses or opinion. Representatives of Atlantica have advised us, and we also have assumed, that the final terms of the Agreement will not vary materially from those set forth in the draft reviewed by us. We are not expressing any view or opinion as to the prices at which Atlantica Ordinary Shares or any other securities will trade or otherwise be transferable at any time, including following the announcement or consummation of the Transaction. We also are not expressing any view or opinion with respect to accounting, tax, regulatory, legal or similar matters, including, without limitation, as to tax or other consequences of the Transaction or otherwise or changes in, or the impact of, accounting standards or tax and other laws, regulations and governmental and legislative policies affecting Atlantica or the Transaction, and we have relied, with your consent, upon the assessments of representatives of Atlantica as to such matters.
Our opinion addresses only the fairness, from a financial point of view and as of the date hereof, of the Consideration (to the extent expressly specified herein), without regard to individual circumstances of holders of Atlantica Ordinary Shares (whether by virtue of control, voting, liquidity, contractual arrangements or otherwise) that may distinguish such holders or the securities of Atlantica held by such holders, and our opinion does not in any way address proportionate allocation or relative fairness. Our opinion does not address any other terms, aspects or implications of the Transaction, including, without limitation, the form or structure of the Transaction or any dividends, or any terms, aspects or implications of any voting and transaction support agreements, rollover or reinvestment arrangements or restructuring transactions or any other agreement, arrangement or understanding to be entered into in connection with or contemplated by the Transaction or otherwise. We express no view as to, and our opinion does not address, the underlying business decision of Atlantica to effect or enter into the Transaction, the relative merits of the Transaction as compared to any alternative business strategies that might exist for Atlantica or the effect of any other transaction which Atlantica might engage in or consider. We also express no view as to, and our opinion does not address, the fairness (financial or otherwise) of the amount or nature or any other aspect of any compensation or other consideration to any officers, directors or employees of any parties to the

Opinion of Citigroup Global Markets Inc.
The Board of Directors
Atlantica Sustainable Infrastructure plc
May 26, 2024

Transaction, or any class of such persons, relative to the Consideration or otherwise. Our opinion is necessarily based upon information available, and financial, stock market and other conditions and circumstances existing and disclosed, to us as of the date hereof. Although subsequent developments may affect our opinion, we have no obligation to update, revise or reaffirm our opinion. As you are aware, the industry in which Atlantica operates and the securities of Atlantica have experienced and may continue to experience volatility and disruptions, and we express no view or opinion as to any potential effects of such volatility or disruptions on Atlantica or the Transaction.
Citigroup Global Markets Inc. has acted as a financial advisor to Atlantica in connection with the Transaction and will receive a fee for such services, of which a portion is payable upon the delivery of this opinion and the principal portion is contingent upon consummation of the Transaction. We also may be entitled to an additional fee for such services payable at the discretion of Atlantica contingent upon consummation of the Transaction. In addition, Atlantica has agreed to reimburse our expenses and to indemnify us against certain liabilities arising from our engagement.
As you are aware, we and our affiliates in the past have provided, currently are providing and in the future may provide investment banking, commercial banking and other similar financial services to Atlantica and/or certain of its affiliates unrelated to the Transaction, for which services we and our affiliates have received and expect to receive compensation, including, during the past approximately two years, having provided or providing agency, trust and depositary receipt services to Atlantica. As you also are aware, we and our affiliates in the past have provided, currently are providing and in the future may provide investment banking, commercial banking and other similar financial services to Energy Capital Partners and/or certain of its affiliates and portfolio companies, for which services we and our affiliates have received and expect to receive compensation, including, during the past approximately two years, having acted or acting as (i) bookrunner for a planned but unconsummated initial public offering of a portfolio company of Energy Capital Partners and (ii) sole, lead or joint arranger, joint bookrunner and/or co-documentation agent for, and as a lender under, certain credit facilities of a portfolio company of Energy Capital Partners. Although we and our affiliates currently are not providing, and during the past two years have not provided, investment banking, commercial banking or other similar financial services to Algonquin Power & Utilities Corp. (“Algonquin”), a significant shareholder of Atlantica, for which services we or our affiliates have received or expect to receive compensation, we and our affiliates may provide such services to Algonquin and/or certain of its affiliates in the future for which services we and our affiliates would expect to receive compensation. In the ordinary course of business, we and our affiliates may actively trade or hold the securities or financial instruments (including loans and other obligations) of Atlantica, Algonquin, Energy Capital Partners and/or their respective affiliates or, as applicable, portfolio companies for our own account or for the account of our customers and, accordingly, may at any time hold a long or short position or otherwise effect transactions in such securities or financial instruments. In addition, we and our affiliates (including Citigroup Inc. and its affiliates) may maintain relationships with Atlantica, Algonquin, Energy Capital Partners and/or their respective affiliates or, as applicable, portfolio companies.
Our advisory services and the opinion expressed herein are provided solely for the information of the Board of Directors of Atlantica (solely in its capacity as such) in its evaluation of the Transaction, and may not be relied upon by any third party or used for any other purpose. Our opinion is not intended to be and does not constitute a recommendation as to how the Board of Directors of Atlantica or any securityholder should vote or act on any matters relating to the Transaction or otherwise.
Based upon and subject to the foregoing, our experience as investment bankers, our work as described above and other factors we deemed relevant, we are of the opinion that, as of the date hereof, the Consideration to be received in the Transaction by the holders of Atlantica Ordinary Shares pursuant to the Agreement is fair, from a financial point of view, to such holders (other than any parties to rollover or reinvestment arrangements, Algonquin, BidCo and their respective affiliates).
Very truly yours,
CITIGROUP GLOBAL MARKETS INC.
A-4